Form 20-F
period 2001-09-30
LASTMINUTE COM PLC
filed 2002-03-13
CIK 1108034

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM 20-F

       [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
       [X]   ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934
             For the fiscal year ended: September 30, 2001 or
       [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934
             Commission file number: 0-30604

                               LASTMINUTE.COM PLC

             (Exact name of Registrant as specified in its charter)

                                ENGLAND AND WALES
                 (Jurisdiction of incorporation or organisation)

                                4 BUCKINGHAM GATE
                                 LONDON SW1E 6JP
                    (Address of principal executive offices)

    Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                                     None
                                                    (Title of Class)
    Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                                    Ordinary Shares of 1p each
                                                    (Title of Class)
    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                                     None
                                                    (Title of Class)

     INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF PERIOD COVERED BY THE ANNUAL
REPORT:

                        Ordinary Shares.......173,378,181

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes [X]      No [ ]

    Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ]  Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

     INTRODUCTION
     Presentation of Financial and Other Information.........................
     Forward-Looking Statements..............................................
     PART  I
     Item 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.......
     Item 2:     OFFER STATISTICS AND EXPECTED TIMETABLE.....................
     Item 3:     KEY INFORMATION.............................................
     Item 4:     INFORMATION ON THE COMPANY..................................
     Item 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS................
     Item 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................
     Item 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........
     Item 8:     FINANCIAL INFORMATION.......................................
     Item 9:     THE OFFER AND LISTING.......................................
     Item 10:    ADDITIONAL INFORMATION......................................
     Item 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..
     Item 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......
     PART  II
     Item 13:    DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES...........
     Item 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                   AND USE OF PROCEEDS.......................................
     Item 15:    RESERVED....................................................
     Item 16:    RESERVED....................................................
     PART  III
     Item 17:    FINANCIAL STATEMENTS........................................
     Item 18:    FINANCIAL STATEMENTS........................................
     Item 19:    EXHIBITS....................................................

INTRODUCTION

     As used herein, except as the context otherwise requires, the terms "Company" and "lastminute.com plc" refer to lastminute.com plc or, where appropriate, the Company's Board of Directors. Except as the context otherwise requires, the terms "lastminute.com", "the lastminute.com Group" or "the Group" are used for convenience to refer to the Company and its subsidiaries.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     In this Annual Report, references to "$", "U.S.$", "U.S. dollars", and "dollars" are to the currency of the United States, and reference to "pounds sterling", "pounds", "pound sterling", "pence", and "p" are to the currency of the United Kingdom. This report contains translations of pounds sterling amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from pounds sterling into U.S. dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of pounds sterling amounts into U.S. dollars are at the rate of pound sterling 1.00 : $1.4691, the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on September 28, 2001. See "Item 3 -- Exchange Rate Information" for historical information regarding the Noon Buying Rate for pounds sterling.

    We maintain our financial books and records in pounds sterling and present our financial statements in conformity with accounting principles generally accepted in the United Kingdom, or UK GAAP. As applicable to our financial statements, UK GAAP and US GAAP differ as described in note 29 of notes to the financial statements.

    The Noon Buying Rate on March 6, 2002 was $1.4238 = pound sterling 1.00.

FORWARD-LOOKING STATEMENTS

    This document includes statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expectations of future profitability and turnover growth, market growth and developments. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements appear throughout this document and are subject to risks, uncertainties and assumptions about us, which are difficult to predict.

    Words like "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "might", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements.

    These statements may be found in the sections of this Annual Report entitled "Information on the Company," "Risk Factors," "Operating and Financial Review and Prospects," "Regulation" and in this Annual Report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, and the acceptability of new product or service introductions; slower than anticipated growth of the Internet and on-line commerce; technological innovations with respect to the Internet; the anticipated benefits and advantages of new technologies not being realised; the commencement of litigation against us; changes in the regulatory environment concerning services provided over the Internet; general economic conditions, such as the rate of economic growth in our principal geographic markets or fluctuation in exchange rates; as well as all the risks discussed in "Risk Factors," "Operating and Financial Review and Prospects" and "Regulation." You should understand that a number of important factors could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

    Except as otherwise indicated, all information in this Annual Report does not include shares issuable upon exercise of options granted as of the date of this Annual Report pursuant to our employee share option plans.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

    Not applicable to Annual Reports.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable to Annual Reports.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

    The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by, reference to the consolidated financial statements and notes thereto included elsewhere in this Annual Report.

    The selected consolidated financial data are derived from the consolidated financial statements of the Group, which have been prepared in accordance with UK GAAP and audited by Ernst & Young LLP, our independent auditors. As applied to our financial statements, UK GAAP and US GAAP differ as described in note 29 of notes to the financial statements.

     U.S. dollar amounts have been translated at the Noon Buying Rate on September 28, 2001 of pound sterling 1.00 : $1.4691 solely for convenience.

PROFIT AND LOSS ACCOUNT DATA:

                                                       APRIL 1, 1998
                                                      (INCEPTION) TO                     YEAR ENDED SEPTEMBER 30,
                                                       SEPTEMBER 30,   ------------------------------------------------------------
                                                            1998           1999            2000           2001             2001
                                                       ------------    ------------    ------------    ------------    ------------
                                                                                       RESTATED (1)
                                                             (L)            (L)            (L)             (L)              ($)
                                                                       (IN THOUSANDS, EXCEPT SHARES AND PER SHARE AND
                                                                                      PER ADS AMOUNTS)
TOTAL TRANSACTION VALUE (2) ........................             --           2,647          34,189         124,210         182,477
                                                       ============    ============    ============    ============    ============
TURNOVER
Group and share of joint ventures ..................             --             195           3,740          18,416          27,055

Less share of joint ventures .......................             --              --              --             (47)            (69)
                                                       ------------    ------------    ------------    ------------    ------------
GROUP TURNOVER (3) .................................             --             195           3,740          18,369          26,986
Cost of sales ......................................             --              18             401           1,165           1,711
                                                       ------------    ------------    ------------    ------------    ------------
Gross profit .......................................             --             177           3,339          17,204          25,275
                                                       ------------    ------------    ------------    ------------    ------------
OPERATING COSTS:
Product development ................................            179           1,398           9,951           7,800          11,459
Sales and marketing ................................             27           1,597          20,711          27,207          39,970
General and administration .........................             86           1,716          10,811          15,787          23,192
                                                       ------------    ------------    ------------    ------------    ------------
OPERATING COSTS BEFORE DEPRECIATION AND AMORTISATION            292           4,711          41,473          50,794          74,621
                                                       ------------    ------------    ------------    ------------    ------------
EBITDA (4) .........................................           (292)         (4,534)        (38,134)        (33,590)        (49,346)
                                                       ------------    ------------    ------------    ------------    ------------
Depreciation .......................................             --              33           1,317           8,744          12,846
Goodwill amortisation ..............................             --              --              --          14,660          21,537
                                                       ------------    ------------    ------------    ------------    ------------
TOTAL OPERATING COSTS ..............................            292           4,744          42,790          74,198         109,004
                                                       ------------    ------------    ------------    ------------    ------------
GROUP OPERATING LOSS ...............................           (292)         (4,567)        (39,451)        (56,994)        (83,729)
Share of operating loss in joint ventures ..........             --              --             (75)           (196)           (288)
                                                       ------------    ------------    ------------    ------------    ------------
TOTAL OPERATING LOSS: GROUP AND SHARE OF JOINT
  VENTURES .........................................           (292)         (4,567)        (39,526)        (57,190)        (84,017)
Interest receivable ................................              7              68           3,777           3,480           5,112
Interest payable and similar charges ...............             --              (1)            (41)            (36)            (53)
                                                       ------------    ------------    ------------    ------------    ------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION ........           (285)         (4,500)        (35,790)        (53,746)        (78,958)
Tax on loss on ordinary activities .................              1              --              --             158             232
                                                       ------------    ------------    ------------    ------------    ------------
LOSS FOR THE FINANCIAL PERIOD ......................           (286)         (4,500)        (35,790)        (53,588)        (78,726)
                                                       ============    ============    ============    ============    ============
Loss per share -- basic and diluted ................          (0.94)p        (13.51)p        (36.39)p        (31.50)p  $      (0.46)
Loss per ADS -- basic and diluted (5) ..............          (4.70)p        (67.55)p       (181.95)p       (157.50)p  $      (2.30)
Weighted average number of Ordinary Shares
  outstanding (6) ..................................     31,488,429      33,595,515      98,347,405     170,137,039     170,137,039
AMOUNTS UNDER US GAAP
Total operating loss: group and share of joint
  ventures .........................................           (292)         (4,404)        (38,968)        (58,853)        (86,461)
Loss for the financial period ......................           (286)         (4,504)        (35,232)        (55,251)        (81,169)
Loss per share -- basic and diluted ................          (0.94)p        (13.53)p        (35.82)p        (32.47)p  $      (0.48)
Loss per ADS -- basic and diluted (5) ..............          (4.70)p        (67.65)p       (179.10)p       (162.35)p  $      (2.39)

----------
(1) Following the issue of UITF Abstract 31, "Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate" on October 18, 2001, the Company has restated the basis of accounting for its Australian joint venture. The effect of the restatement has been to increase the loss for the year ended September 30, 2000 by pound sterling 42,000. Refer to note 15 of notes to the financial statements.

(2) Total transaction value does not represent our turnover. In the majority of transactions, where we act as agent or cash collector, total transaction value represents the price at which goods have been sold across our web site, net of value added tax. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of goods provided. In such cases total transaction value represents the flat fee commission earned. In the small number of cases where we act as principal, total transaction value represents the price at which products or services are sold across the web site, net of value added tax.

(3) In the majority of cases we do not take ownership of the products or services being sold and act as agent, receiving a commission from the supplier of products or services being sold. In these cases, turnover represents commission earned, less amounts due or paid on any commission shared. In a limited number of cases, we act as principal and purchase products or services for resale. Where we act as principal, turnover represents the price at which products or services are sold across our web site. Turnover is recognised once charges to the customer's credit card have been made, except for travel, which is recognised on the date of departure, and is stated exclusive of value added tax. Additional revenue streams, including advertising, sponsorship and Minitel also contribute to turnover.

(4) EBITDA consists of Group operating loss before interest, taxes, depreciation and amortisation. EBITDA is included because management believes it is a useful additional measure of performance. EBITDA should not be considered as a substitute for operating loss, net income, cash flow or other statements of operations or cash flow data computed in accordance with UK GAAP or US GAAP or as a measure of our results of operations or liquidity. The EBITDA measures presented may not be comparable to similarly titled measures used by other companies.

(5)  Each ADS represents five shares.

(6) Shares and per share amounts have been retroactively adjusted for the 284 for 1 bonus issue of ordinary shares which occurred on February 15, 2000.

BALANCE SHEET DATA:

                                                                       AT SEPTEMBER 30,
                                                    ------------------------------------------------------
                                                       1998       1999        2000        2001       2001
                                                    -------    -------    ----------   --------   --------
                                                                          RESTATED(1)
                                                       (L)        (L)         (L)         (L)        ($)
                                                                        (IN THOUSANDS)
AMOUNTS UNDER UK GAAP
Fixed assets....................................         28        403        72,815     58,025     85,245
Current assets..................................        417      5,063       114,283     57,830     84,958
                                                    -------    -------    ----------   --------   --------
Total assets....................................        445      5,466       187,098    115,855    170,203
Creditors: amounts falling due within one year..        140      2,289        38,363     26,400     38,785
                                                    -------    -------    ----------   --------   --------
Total assets less current liabilities...........        305      3,177       148,735     89,455    131,418
Creditors: amounts falling due after more than
  one year......................................         --         --         6,031         --         --
Provisions for liabilities and charges..........         --        614         1,410        543        797
                                                    -------    -------    ----------   --------   --------
Net assets......................................        305      2,563       141,294     88,912    130,621
                                                    =======    =======    ==========   ========   ========
Share capital...................................          2          3         1,505      1,733      2,546
                                                    =======    =======    ==========   ========   ========
AMOUNTS UNDER US GAAP
Total assets....................................        445      5,466       191,338    118,892    174,664
Redeemable preferred stock......................        500      6,462            --         --         --
Net (liabilities)/assets........................       (195)    (3,903)      146,222     91,975    135,120
Share capital...................................          1          1         1,505      1,733      2,546
                                                    =======    =======    ==========   ========   ========

----------

(1) Following the issue of UITF Abstract 31, "Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate" on October 18, 2001, the Company has restated the basis of accounting for its Australian joint venture. The effect of the restatement has been to increase the investment in joint ventures by pound sterling 246,000 and creditors falling due within one year by pound sterling 62,000 at September 30, 2000. Refer to note 15 of notes to the financial statements.

NON-FINANCIAL OPERATING DATA:

Non-financial operating data is prepared to enable the Directors to monitor the Company's performance and manage the business.

                                                               YEAR ENDED AND
                                                              AT SEPTEMBER 30,
                                                     -----------------------------------
                                                       1999        2000          2001
                                                     -------     ---------     ---------
Number of items sold in the period (1) .......        23,866       312,912       806,155
Number of registered subscribers at the
  period end (2)..............................       364,750     2,850,678     4,208,484
Number of customers at the period end (3) ....        10,189       156,196       536,446
Number of suppliers at the period end (4) ....           548         9,221         9,286

----------

(1) An item sold is an individually priced product or service purchased by a customer within the period.

(2) Registered subscribers are users of our web site who have submitted their e-mail addresses and other data and have elected to receive lastminute.com's weekly e-mail. This does not include users who register with the Company, but elect not to receive its weekly e-mails. Since lastminute.com counts its registered subscribers based on their e-mail addresses, users who registered multiple times using different e-mail addresses will count as multiple registered subscribers. For example, if a user has registered with lastminute.com using an e-mail address at work and one at home, the user will be counted as two registered subscribers.

(3) The number of customers is the cumulative number of customers (excluding repeat customers) since the inception of lastminute.com and the cumulative number of Degriftour's customers (excluding repeat customers) since October 1, 2000. Customers are defined as individuals who have purchased goods and services over lastminute.com's and Degriftour's platforms.

(4) The number of suppliers includes individual airlines, hotels, holiday package suppliers, entertainment vendors, gift suppliers, restaurants and specialty service suppliers.

DIVIDEND POLICY

    We have never paid cash dividends to our shareholders, and we currently do not expect to pay dividends for the foreseeable future. This is consistent with the intentions of the Group set out in the Registration Statement filed in connection with the Initial Public Offering ("IPO") in March 2000. We expect that all available cash from operations will be used to finance the growth and development of our business, to meet our projected capital and other expenditure requirements and to fund our operating losses.

    Under English law, any payment of dividends would be subject to the Companies Act 1985 of Great Britain, which requires that all dividends be approved by our Board of Directors and, in some cases, our shareholders. Moreover, under English law, we may pay dividends on our shares only out of profits available for distribution determined in accordance with the Companies Act and UK GAAP. In the event that dividends are paid in the future, holders of the ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying shares in accordance with the Deposit Agreement.

EXCHANGE RATE INFORMATION

    A proportion of our assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. Accordingly, fluctuations in the value of the pound sterling relative to other currencies can have a significant effect on the translation into sterling of non-sterling assets, liabilities, revenues and expenses.

     The following table shows, for the periods and dates indicated, certain information regarding the U.S. dollar/pound sterling exchange rate, based on the Noon Buying Rate, expressed in U.S. dollars per pound sterling 1.00.

    Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the pound sterling price of our shares on the London Stock Exchange, which is likely to affect the market price of our ADSs on the Nasdaq National Market.

                                     PERIOD END  AVERAGE RATE    HIGH      LOW
     YEAR-ENDED SEPTEMBER 30,           U.S.$      U.S.$(1)      U.S.$    U.S.$
     ------------------------        ----------  ------------   ------   -------
1997 .............................      1.61         1.64        1.71     1.56
1998 .............................      1.70         1.66        1.71     1.61
1999 .............................      1.65         1.63        1.72     1.55
2000 .............................      1.48         1.55        1.68     1.40
2001 .............................      1.47         1.44        1.50     1.37
MONTH
October 2001 .....................      1.45         1.45        1.48     1.42
November 2001 ....................      1.43         1.44        1.47     1.41
December 2001 ....................      1.45         1.44        1.46     1.42
January 2002 .....................      1.41         1.43        1.45     1.41
February 2002 ....................      1.41         1.42        1.43     1.41
March 2002 (through March 6, 2002)      1.42         1.42        1.42     1.42

----------

(1) The average rate is the average of the Noon Buying Rates on the last day of each month during an annual period and the average of the Noon Buying Rates on each day during a month period.

CAPITALISATION AND INDEBTEDNESS

    Not applicable to Annual Reports.

REASONS FOR THE OFFER AND USE OF PROCEEDS

    Not applicable to Annual Reports.

RISK FACTORS

    You should carefully consider the risks described below as our business, financial condition or results of operations could be materially adversely affected by such risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

WE CONTINUE TO FACE COMPETITION, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY, WE MAY BE UNABLE TO MAINTAIN OR EXPAND OUR REGISTERED SUBSCRIBER BASE AND WE MAY LOSE CUSTOMERS

    If we are unable to adequately respond to the competitive challenges we face or establish a sustainable competitive advantage, we may be unable to maintain or expand our registered subscriber base and we may lose market share. The markets for the products and services offered on our web site are increasingly competitive. As we compete with various companies across numerous product and service categories, we may be unable to predict or adequately plan for the strategies of our competitors. We may be unable to respond quickly or adequately to the changes in the marketplace brought on by new product and service offerings, the introduction of new web site features and functionality, and the marketing and promotional efforts of our competitors or new competitors. We also expect that we will be continually challenged by new and existing competitors who may have significantly longer operating histories, larger customer bases and greater brand recognition. In addition, our competitors may have significantly greater financial, technical, marketing and other resources than we do. Furthermore, our competitors may be established in a country or market prior to our entry or may replicate and successfully execute a business plan similar to ours. Any of those occurrences may increase our entry costs and decrease our ability to compete effectively.

    We compete with both traditional and web-based distribution channels. In the travel industry, we face competition from airlines, traditional travel agents and on-line travel agents. In the entertainment industry, we face competition from traditional distribution channels, such as venue box offices and ticket shops, and on-line distribution channels. In connection with our ability to provide gifts and auctions, we face competition from popular stores, well-known auction houses and well-established on-line vendors. Although we are not aware of any airlines having decided to concentrate on offering last minute inventory through an Internet-based platform, we are aware of a number of European airlines that have commenced Internet-based travel services. These initiatives could prove a threat to one of our core markets.

WE ARE CURRENTLY NOT PROFITABLE

     We have experienced losses from operations in each period since our inception. From April 1, 1998 to September 30, 2001, we incurred losses of pound sterling 73.0 million, before pound sterling 6.6 million of non-cash charges arising from share issuances to a number of our employees and amortisation of goodwill arising on the acquisition of Degriftour of pound sterling 14.7 million, which resulted in total losses before taxation for that period of pound sterling 94.3 million. In the three months ended December 31, 2001, under UK GAAP, we incurred a loss of pound sterling 7.1 million, excluding the goodwill amortisation charge of pound sterling 3.7 million. As at December 31, 2001, our total losses since inception were pound sterling 105.1 million.

    If our turnover does not continue to increase or if our expenses increase at a faster rate, we will not be profitable.

IF WE DO NOT MAINTAIN OUR RELATIONSHIPS WITH SUPPLIERS, WE MAY BE UNABLE TO INCREASE THE ATTRACTIVENESS OF OUR SERVICES OR PROVIDE SATISFACTORY SERVICES TO OUR REGISTERED SUBSCRIBERS, WHICH WOULD LIMIT OUR POTENTIAL MARKET SHARE

    Some of our suppliers, such as airlines, offer their products or services directly to consumers through the Internet and may not use our web site. Although we are not aware of any airlines having decided to concentrate on offering last minute services through an Internet-based platform, we are aware of a number of airlines that offer Internet-based travel services. These initiatives could prove to be a serious threat to our supplier base and one of our core markets.

    Our business model relies on our relationships with suppliers to increase the number and variety of products that we offer and provide additional services and content to attract new users. In turn, we believe a large registered subscriber base encourages our suppliers to accept our web site as an efficient and profitable distribution channel for their products and services and to expand their use of it. If we do not maintain the quality of our supplier relationships, the number and breadth of products and services we offer could significantly decrease. As a result, we may be prevented from increasing the attractiveness of our services to our registered subscribers, which would limit our potential market share.

    Although we have either formal contracts or letter agreements with some of our suppliers and have executed performance-based warrant instruments pursuant to which we will grant warrants to Lufthansa and Virgin Atlantic Airways if specified levels of ticket sales are achieved, not all of our suppliers are under any obligation to offer their products and services through our web site. It is possible that suppliers may choose not to distribute their products and services through our web site, or through the Internet at all. Suppliers could elect to terminate our contracts at any time or upon short notice, pursue relationships with our competitors, develop or acquire services that compete with our services or sell exclusively through other sales and distribution channels.

    In addition, we rely on our suppliers' computer and distribution systems. Any interruption in the services of these computer and distribution systems or deterioration in our suppliers' services will negatively affect our customers' perception of our services. If the products and services that we are able to offer are not well received by our customers, our reputation could be damaged and our turnover could decrease.

IF OUR SYSTEMS ARE UNABLE TO PROVIDE ACCEPTABLE PERFORMANCE AS THE USE OF OUR SERVICES INCREASES, WE MAY NOT BE ABLE TO ATTRACT NEW CUSTOMERS AND SUPPLIERS AND MAY LOSE EXISTING CUSTOMERS AND SUPPLIERS TO OUR COMPETITORS

    If we are unable to provide reliable, real-time access to our information systems for our customers and suppliers, we may not be able to attract new customers and suppliers and may lose our existing customers and suppliers to our competitors. As our operations grow in both size and scope, we will need to continuously improve and upgrade our systems and infrastructure to maintain and improve the reliability, security and speed of, as well as access and availability to, our web site.

    Historically, we have at times experienced slow delivery times, unreliable service levels or insufficient capacity. We have also experienced relatively brief computer system interruptions, and these interruptions may recur. Our servers are vulnerable to computer bugs, viruses, physical or electronic break-ins and similar disruptions. Our systems and operations are also vulnerable to damage or interruption from a number of sources, including fire, flood, power loss, telecommunications failure, physical and electronic break-ins and other similar events. Any substantial disruption of this sort could significantly impair our ability to generate sales from our web site.

DECLINES OR DISRUPTIONS IN THE TRAVEL INDUSTRY GENERALLY COULD REDUCE OUR
TURNOVER

    A large part of our business is currently driven by the trends, including seasonal fluctuations, which occur in the travel industry, including the airline, hotel and package holiday industries. As with the other products and services we offer, the travel industry is highly sensitive to business and personal discretionary spending levels and tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel are likely to reduce our turnover including:

     o increased prices in the airline, hotel or other travel-related industries;

     o shortages in the supply of tickets available to the Group due to unusually high demand;

     o    increased occurrence of travel-related accidents;

     o    airline or other travel-related strikes;

     o    regional hostilities and terrorism;

     o    political instability; and

     o    poor weather conditions.

    We could be severely affected by changes in the travel industry and, in many cases, will have little or no control over those changes. In addition, given the recent alliances forming in the travel industry among airlines and hotels, it is possible that major airlines and hotels not participating in our service could exert pressure on other alliance partners not to supply us with airline tickets or hotel bookings. Alternatively, the alliance partners could establish their own e-commerce web sites or other similar services to bundle their branded or unbranded products. If any of these events were to occur, they could have a negative effect on the breadth of products and services we offer and our turnover.

    The attacks in the United States on September 11, 2001 have not had a significant impact on our overall business, as the United States is not currently a key travel sector for us. However if any similar catastrophic terrorist action or other event were to occur in the United Kingdom or other core territories in which our travel business operates, our business could be seriously affected.

WE WILL BE LESS COMPETITIVE IN OUR INDUSTRY IF WE ARE UNABLE TO ATTRACT, RETAIN AND MOTIVATE KEY INDIVIDUALS AND HIGHLY SKILLED EMPLOYEES

    We depend substantially on the continued services and performance of our senior management, particularly our co-founders, Brent Hoberman and Martha Lane Fox. While we have employment agreements with restrictive covenants with each of our executive officers and other key employees, these agreements do not prevent these executives from terminating their employment at any time. As a result, these executives may elect to pursue other opportunities at any time. The loss of the services of any executive officers or other key employees could adversely affect our business.

    In addition, as our business has expanded, we have needed to add new information technology and engineering personnel to maintain and expand our web site and systems and customer support personnel to serve our increased registered subscriber base. If we become unable to hire and successfully train sufficient employees or contractors in these areas, users of our web site may have negative experiences and we may lose customers, which could decrease our turnover and the value of our brand. The market for recruiting appropriately qualified information technology and other personnel remains competitive and we may experience difficulties in attracting and retaining employees. Should we fail to retain or attract qualified personnel, we may not be able to compete successfully in our industry.

WE RELY ON SERVICES FROM THIRD PARTIES TO CARRY OUT OUR BUSINESS AND TO DELIVER OUR PRODUCTS TO CUSTOMERS, AND IF THERE IS ANY INTERRUPTION OR DETERIORATION IN THE QUALITY OF THESE SERVICES, OUR CUSTOMERS MAY NOT CONTINUE USING OUR SERVICES

    We rely on third-party computer systems and third-party service providers, including the central reservation systems of airlines and hotels and our marketing partners, to make airline ticket and hotel room reservations and credit card verifications and confirmations, to host our web site and to advertise and deliver the products sold on our web site to customers. We also rely on third-party licenses for the software underlying our technology platform. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to deliver high-quality products and services in a timely manner to our customers, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of systems support on a timely basis or on terms as advantageous to us.

OUR OPERATING RESULTS MAY FLUCTUATE AND BE DIFFICULT TO PREDICT, AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, THE MARKET PRICE OF OUR SHARES AND ADSS MAY DECLINE SIGNIFICANTLY

    If our operating results fall below the expectations of securities analysts or investors, the trading price of our shares and ADSs may decline significantly. Since our operating results may fluctuate and be difficult to predict, we believe that quarter-to-quarter comparisons of our operating results may not provide a good indication of our future performance.

    Our quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside our control. These factors include:

     o any change in the mix of products since some of our offerings, such as gifts, earn higher commission rates than others, such as airline tickets; and

     o seasonal and economic patterns and trends which affect the different markets for the products we offer.

WE HAVE A RELATIVELY LIMITED OPERATING HISTORY AND OPERATE IN A RELATIVELY NEW AND DYNAMIC MARKET

    Last Minute Network Limited, our wholly owned and principal operating subsidiary in the United Kingdom, was founded on April 1, 1998, and the lastminute.com web site was launched in October 1998. As we have only a relatively limited operating history, it may be difficult to evaluate our business and our future prospects. For example, it may be difficult to predict whether the market will continue to accept our services and the level of turnover we can expect to derive from these services.

IN THE FUTURE WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN ORDER TO CONTINUE TO OPERATE OUR BUSINESS AND TO REMAIN COMPETITIVE IN OUR INDUSTRY, AND THIS CAPITAL MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL

     If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to fund our growth, develop or obtain new or enhanced technology or competitive pressures. Until and unless we generate positive operating cash flow, we will require capital resources to continue to operate our business. Our cash at bank and in hand at September 30, 2001 was pound sterling 46.6 million pound sterling 36.5 million at December 31,
2001) and our net cash outflow from operating activities for the year ended September 30, 2001 was pound sterling 31.1 million pound sterling 3.8 million for the quarter ended December 31, 2001).

    We currently do not have commitments for additional financing. We cannot be certain that additional financing will be available in the future on acceptable terms or at all. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our shareholders will be diluted. Any securities could have rights, preferences and privileges senior to those of our shares and ADSs. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of unanticipated acquisition opportunities, enhance services or products or respond to competitive pressures. Such inability could have a material adverse effect on our business, results of operations and financial condition.

A DECLINE IN COMMISSION RATES OR THE ELIMINATION OF COMMISSIONS COULD REDUCE OUR TURNOVER

    Currently, the principal source of our turnover is commissions paid to us by suppliers for bookings or purchases made through our web site. If current industry standard commissions decline or otherwise change or if our suppliers reduce their commission rates or eliminate commissions entirely, it is possible that our turnover would be reduced. Travel suppliers are not obligated to pay any fixed commission rate for bookings or purchases made through our web site and, as a result, the level of our commissions may fluctuate. Moreover, commissions in the travel industry have been falling steadily in the past few years.

    We generally earn industry standard commissions on most of the products we offer on our web site, which vary by industry segment. However, from time to time for strategic and other reasons we have entered into and may in the future enter into arrangements with our suppliers to accept commissions that are lower than industry standards, which may have an adverse effect on our turnover. Finally, commission rates in jurisdictions other than the United Kingdom and the other jurisdictions in which we operate may be based on fixed amounts rather than stated as a percentage of the total value of the product or service sold, which may cause turnover to be lower in those jurisdictions than in jurisdictions where commissions are paid on a percentage basis.

RAPID TECHNOLOGICAL CHANGES MAY RENDER OUR TECHNOLOGY OBSOLETE OR DECREASE THE COMPETITIVENESS OF OUR SERVICES

    If our competitors introduce new services that employ new technologies, or if new industry standards and practices emerge, our existing web site and proprietary technology and systems may become obsolete. The Internet and the e-commerce industry are rapidly changing. In particular, the on-line travel industry is characterised by increasingly complex systems and infrastructures. Unless we are able to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis we may not be able to respond to competitive challenges.

    We may also use or procure new technologies ineffectively or we may fail to adapt our web site's transaction-processing systems and network infrastructure to customer requirements or emerging industry standards. If we face material delays in introducing new products, services and enhancements, our customers and suppliers may not use our web site and we may be at a competitive disadvantage.

IF EITHER WE OR OUR THIRD-PARTY TICKETING AGENTS LOSE LICENCE ACCREDITATIONS, WE MAY EXPERIENCE TEMPORARY DIFFICULTY IN FURNISHING TICKETS TO OUR CUSTOMERS

    In certain jurisdictions, we use third-party ticketing agents to furnish our customers' airline tickets for flight reservations made through our web site. Each country where we operate has its own travel agent licensing requirements that either we or, depending on the jurisdiction, our ticketing agents must meet to operate as a travel agent and to furnish airline tickets. If either we or any of our third-party ticketing agents were to lose the relevant licences or accreditations, we may not be able to furnish tickets to our customers until we located a substitute agent to provide ticketing services. Furthermore, the terms and conditions of any substitute arrangements may not be on the same terms or on terms as favourable as our current arrangements.

OUR STRATEGY TO DEVELOP INTERNATIONALLY DEPENDS ON OUR ABILITY TO DEVELOP AN ADEQUATE INTERNATIONAL SUPPLIER AND CUSTOMER BASE, AND IF WE FAIL TO ATTRACT SUFFICIENT INTERNATIONAL DEMAND FOR OUR SERVICES, OUR GROWTH WILL BE LIMITED AND OUR OPERATING RESULTS MAY BE HARMED

    We launched our web site in France in September 1999, in Germany in October 1999, in Sweden in December 1999, and in Spain, The Netherlands and Italy in December 2000. The acquisition in September 2000 of the Degriftour Group forms part of our strategy to further expand our business in continental Europe. We may pursue this expansion through further acquisitions or otherwise. If we do not develop adequate local supplier or customer bases we do not believe that the local versions of our web site will be accepted as a viable market for our products and services in these or other European countries. In this case, our growth will be limited and our operating results may be harmed. We continue to invest in promoting our web site in Germany, Sweden, The Netherlands and Italy.

    We are also exploring opportunities to expand into other markets. We established joint ventures with Travel.com.au in Australia and New Zealand in March 2000 and Tourvest in South Africa in May 2000. In August 2000, lastminute.com was launched in the Australian market. In September 2001 we completed a joint venture agreement with Sol Melia Travel SA in Spain. We also announced a joint venture partnership in February 2002 with Kinki Nippon Tourist Co. Limited, Nippon Travel Agency Co. Limited, Japan Efund, Mitsubishi Corporation/MC Capital fund and Credit Saison Co. Limited establishing an e-commerce business in Japan. If these joint ventures do not develop an adequate supplier or customer base we do not believe that the local version of our web site operated by these joint ventures will be accepted as a viable market for our products and services, in which case our growth may be limited and our operating results may be harmed.

    Our future turnover and operating results depend upon consumers continuing to access our web site from the United Kingdom, France, Germany, Sweden, The Netherlands, Italy, Spain, Australia, South Africa, Japan and, over time, other parts of Europe and elsewhere.

OUR INTERNATIONAL OPERATIONS INVOLVE RISKS RELATING TO PURCHASING AND TRAVEL PATTERNS AND PRACTICES AND INTERNET-BASED COMMERCE IN FOREIGN MARKETS, AND IF WE ARE UNABLE ADEQUATELY TO ADDRESS THESE RISKS, THE GROWTH OF OUR INTERNATIONAL OPERATIONS WILL SLOW DOWN

    In order to achieve widespread acceptance in each country we enter, we believe that we must tailor our services to the unique customs and cultures of that country. Learning the customs and cultures of various countries, particularly with respect to purchasing and travel patterns and practices, is difficult and our failure adequately to do so could slow our growth in those countries.

    We also face risks specific to Internet-based commerce in foreign markets. Among others, any of the following international risks could delay our international growth and harm our operating results:

     o delays in the development of the Internet as a medium of commerce in international markets;

     o delays in the development of the backbone and bandwidth of the Internet;

     o difficulties in managing operations due to distance, language and cultural differences;

     o consumer unwillingness or inability to use credit cards or other similar modes of payment, like smart cards;

     o    unexpected changes in regulatory requirements;

     o    tariffs and trade barriers and limitations on fund transfers;

     o    difficulties in staffing and managing foreign operations;

     o    potential adverse tax consequences;

     o    exchange rate fluctuations; and

     o increased risk of piracy and limits on our abilities to enforce our intellectual property rights.

FUTURE ACQUISITIONS MAY HAVE AN ADVERSE AFFECT ON OUR ABILITY TO MANAGE OUR BUSINESS

    We may acquire companies in the future and the integration of companies requires significant attention from our management. The diversion of our management's attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business and could increase our losses.

IF THE GROWTH IN THE USE OF THE INTERNET BY CONSUMERS AND BUSINESSES FOR E-COMMERCE DOES NOT CONTINUE OR DECLINES, OUR BUSINESS WILL NOT SUCCEED AND THE VALUE OF OUR SHARES AND ADSS WILL DECLINE

    Our future turnover and operating results depend upon the widespread acceptance and use of the Internet and on-line services as a medium for commerce throughout Europe and elsewhere. Acceptance of the use of on-line services in turn depends in part on acceptance of the Internet as a secure environment in which to release credit card and other personal data. Rapid growth in the use of the Internet and on-line services may not continue. The growth in use of the Internet by consumers for e-commerce purposes may not continue or use may decline. Demand for and market acceptance of recently introduced products and services over the Internet as well as Internet security is subject to a high level of uncertainty.

    Our success will depend on the development and maintenance of an infrastructure to cope with the Internet's increased traffic. We believe that a reliable network backbone with the necessary speed, data capacity and security, which may be accessed in a cost effective way, and the timely development of complementary products for providing reliable Internet access and services are essential to the development of the Internet as a vehicle of commerce. Major on-line service providers and the Internet itself have experienced outages and delays. Outages and delays are likely to negatively affect the level of Internet usage and the processing of transactions on our web site.

    Consumers may also find that buying products through traditional or other methods may be more attractive or reliable than using our web site.

IF WE FAIL TO INCREASE OUR BRAND RECOGNITION AMONG CONSUMERS, WE MAY NOT BE ABLE TO ATTRACT AND EXPAND OUR REGISTERED SUBSCRIBER AND CUSTOMER BASE

    We believe that establishing, enhancing and maintaining the lastminute.com brand is fundamental to our efforts to attract customers and to expand our registered subscriber base, especially since there are a number of web sites that offer potentially competing services. Many competing web sites already have well-established brands in on-line services or the travel industry generally. Promotion of our brand may well depend on personal recommendations and repeat business based on our success in providing a high-quality on-line experience supported by a high level of customer service. Our marketing and advertising expenditures may not be effective to promote our brand. Even if recognition of our brand increases, it may not lead to an ongoing increase in our registered subscriber and customer base.

WE MAY BE UNABLE TO ACQUIRE OR MAINTAIN DOMAIN NAMES, OR PREVENT THIRD PARTIES FROM ACQUIRING DOMAIN NAMES THAT ARE SIMILAR TO, INFRINGE OR OTHERWISE DECREASE THE VALUE OF OUR TRADE MARKS AND OTHER PROPRIETARY RIGHTS

    We depend on domain names that are consistent with our brand identity to deliver consumers to our web site who are familiar with our brand. We intend to continue to acquire domain names as suitable opportunities arise. We may not be able to acquire or maintain the "lastminute" domain name in all countries in which we operate or into which we may seek to expand our operations. Companies with similar domain names and which offer similar products or services to ours may impair our ability to compete effectively on the Internet or use the lastminute.com brand in one or more jurisdictions and, if our brand name is confused with theirs and their products and services are inferior, may dilute the value of our brand and damage our reputation. Domain names including "lastminute", but with differing country modifiers which we would wish to use in some of the countries into which we have and may continue to expand, such as www.lastminute.de in Germany and www.lastminute.nl in The Netherlands, are owned by third parties. The acquisition and maintenance of domain names generally is regulated by applicable laws, as they are applied by the courts, governmental agencies and their designees and Internet regulatory bodies. The system for registration is subject to change as the Internet Corporation for Assigned Names and Numbers ("ICANN") assumes increased responsibility for that system from Verisign Inc. and the U.S. Department of Commerce and as new registrars are accredited by ICANN. The introduction of new domain suffixes is still possible. There can be no assurance that our domain names or their value will not be affected by changes related to the registration and protection of domain names. If we were to lose the exclusive right to use our domain names, or were unable to prevent our brand being diluted through the introduction of new domains or the use of similar domains, our Internet sales may be irreparably damaged because customers may be unable to find our web site or may be diverted to other sites. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. Even if we acquire domain names that include "lastminute" in the relevant jurisdictions, we may be compelled to use a different domain name than lastminute.com. Depending on the laws of a particular jurisdiction, we might not be able to make certain offers under the name or domain name "lastminute".

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY FROM COPY OR USE BY OTHERS, OUR COMPETITORS MAY GAIN ACCESS TO OUR CONTENT AND TECHNOLOGY

    We regard much of our content and technology as proprietary and try to protect our intellectual property rights by relying on trade mark and copyright protection and confidentiality laws and contracts. If we are unable to protect our intellectual property, it would be possible for someone else to copy or otherwise obtain and use our proprietary content and technology without our authorisation or to develop a similar business model independently, which would put us at a competitive disadvantage. There may not be effective trade mark, copyright and confidentiality protection in every country in which our services are made available, and policing unauthorised use of proprietary information is difficult and expensive. For example, French law does not provide for any patent protection for software and know-how.

    The steps we have taken may be inadequate to prevent the misappropriation of our proprietary information. Any misappropriation could have a negative effect on our business, our operating results and the value of our brand. Furthermore, in the future, we may need to go to court to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention.

IF WE ARE UNABLE TO OBTAIN TRADE MARK REGISTRATIONS FOR THE NAME LASTMINUTE.COM AND PREVENT THIRD PARTIES FROM USING SIMILAR NAMES, THE VALUE OF OUR BRAND MAY BE DIMINISHED

    We may not be able to obtain trade mark registrations in the European Union and in any of the countries in which we operate or into which we may expand. In addition, there may be substantial delays in obtaining registrations. Our application to obtain registered trade mark protection in the European Union for the name "last minute" has met an objection from the European Union trade mark registry that the name is not descriptive of our services and other objections may be received from other relevant trade mark registers or third parties. Furthermore, several competitors in relation to their late booking or late purchase services use the term "last minute". These two factors may make it difficult for us to register our name as a trade mark and prevent third parties from using similar names in relation to competing products and services, which may result in dilution or devaluation of our brand.

WE MAY BE SUED FOR INFRINGING A THIRD PARTY'S INTELLECTUAL PROPERTY RIGHTS AND, IF WE WERE TO LOSE OUR INTELLECTUAL PROPERTY RIGHTS, WE COULD BE UNABLE TO CARRY ON OUR BUSINESS IN ITS CURRENT FORM OR TO EXPAND OUR OPERATIONS INTERNATIONALLY

    We could be sued based on a claim that we have infringed the patents, copyrights, trade marks, service marks or other intellectual property rights of a third party. In particular, we are aware of the existence in several jurisdictions of third parties who have company names, trade marks or domain name registrations which are similar to our name. The existence of these third-party company names, trade marks and domain names may have a material effect on our ability to carry on our present operations, or to expand our operations into those jurisdictions, under the name lastminute.com.

    We have not yet launched a U.S. or Canadian version of our web site, although we may do so in the future. The existence of third-party rights in the United States, Canada and some other jurisdictions may prevent us from operating successfully there under our current brand name, as we are aware of a number of third parties who use the words last minute in their company or business names or domain name registrations. Some of these third parties have also obtained trade mark registrations incorporating the words last minute, and it is possible that any of these third parties may sue us for trade mark infringement or related claims.

    If we were sued for infringing the trade mark rights or other intellectual property rights of a third party, it may be costly for us to defend these claims and we may have to pay substantial damages and third-party costs as well as our own legal fees, or discontinue any of our operations, including the use of our domain names, which have been determined to be within the scope of the third party's intellectual property rights. Any of these outcomes could have a negative impact on the value of our brand, our operating results, our ability to implement our business plan and our ability to carry on our business in its current form or to expand our business to new markets.

IF WE ARE UNABLE TO ENSURE THE SECURITY AND PRIVACY OF THE CONFIDENTIAL INFORMATION OF OUR REGISTERED SUBSCRIBERS, THEY MAY DISCONTINUE USING OUR SERVICES

    Any publicised security problems affecting e-commerce companies could inhibit the growth of Internet-based commerce and, accordingly, cause our registered subscribers to discontinue using our services and inhibit our turnover growth. The secure transmission of confidential information over the Internet and the security of our systems, in general, are essential in maintaining consumer and supplier confidence in our services. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers.

    There have been instances where unidentified third parties have individually or collectively taken action to deliberately disrupt the operations of major commercial web sites similar to ours. If similar action were taken against our web site, it could limit our ability to operate our web site and damage the systems we use to operate our business, which could have a negative impact on our reputation and our turnover. A party that is able to circumvent our security systems also could steal proprietary information. Security breaches also could expose us to a risk of loss or litigation and possible liability. Under current credit card practices, we may be held liable for fraudulent credit card transactions and other payment disputes with customers. In the event of a security breach, the extent to which we may be able to claim against our firewall provider for any losses suffered by us arising out of a failure of our firewall, which is a network device that separates the public Internet from the private network to allow the enforcement of data security policies, is limited and may be insufficient to repair our computer systems or recover our losses.

GOVERNMENT REGULATION RELATING TO E-COMMERCE MAY RESTRICT OUR ABILITY TO COLLECT AND USE DATA THAT IS OF COMMERCIAL USE TO US

We may face restrictions on our ability to collect and use personal data and possible civil and criminal sanctions for its unauthorised or improper use

    The European Union has adopted a directive which imposes restrictions on the collection, use and processing of personal data. Pursuant to the directive, we will need to ensure that we use personal data in the most commercially beneficial way within the provisions of applicable data protection legislation. We currently do this through our registration process and privacy policy, but we may be unable or it may be impractical to obtain the required consents in the future and this may limit our ability to use personal data.

    The directive has been implemented in the United Kingdom through the Data Protection Act 1998, which came into force on March 1, 2000. It has not yet been implemented in some other EU member states in breach of EU requirements. To the extent that existing data protection legislation in those non-compliant member states conflicts with the directive, the provisions of the directive will prevail.

    Furthermore, member states have discretion in the implementation of some provisions and any resulting laws may vary to a substantial extent from country to country. We may therefore be obliged to comply with different legislative requirements which could have an impact on our ability to collect and share data with third parties, such as advertisers or suppliers. These requirements could restrict our ability to capture and use data that is of commercial value to us. Failure to comply with data protection legislation in the countries where we operate may leave us open to criminal and civil sanctions. If we breach applicable data protection legislation, we may be subject to claims from our users claiming that we have infringed their privacy, and we could face administrative proceedings initiated against us by the applicable data protection regulatory authorities. In certain jurisdictions, the regulatory authorities have the authority to levy substantial fines for breaches of applicable interest.

If we are unable to use "cookies", we may be unable to provide targeted offerings

    Cookies are pieces of information sent by a web server to a web browser that the browser is expected to save and which can later be used to identify a user. Web sites typically place cookies on a user's hard drive without the user's knowledge or consent. We use cookies for a variety of reasons, including collecting data derived from the user's activity while visiting our web site, and we currently require users to enable the usage of cookies before they can make purchases from our web site. However, most currently available web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drives. Also, users accessing web sites using their employers' computer systems may be restricted in their ability to receive and store cookies by virtue of their employers' security policies. In addition, there is legislation in certain jurisdictions such as data protection legislation in the United Kingdom, and there are proposals in others, restricting the use of cookies. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts.

DUE TO OUR PRESENCE ON THE INTERNET AND OPERATION AS AN E-COMMERCE WEB SITE WE MAY BE OPEN TO CIVIL AND CRIMINAL SANCTIONS IN NUMEROUS JURISDICTIONS

    E-commerce is new and rapidly changing, and regulation relating to the Internet and e-commerce is new and evolving. The European Union has recently adopted a directive dealing with certain aspects of electronic commerce such as liability for intermediate service providers and electronic contracting and has adopted another directive dealing with electronic signatures. We will need to comply with certain aspects of the directive on electronic commerce, such as information that will need to be provided to consumers in conducting e-commerce, when it comes into force. It was expected to be implemented on January 17, 2002 but not all member states, including the United Kingdom have yet implemented this directive. The European Union's distance selling directive is also applicable to e-commerce and is already required to be implemented by the member states of the European Union. The United Kingdom implemented this as the Consumer Protection (Contracts Concluded by Means of Distance Communication) Regulations 2000, which came into force on October 30, 2000. These regulations provide for certain information to be provided to consumers prior to and after concluding a contract over the Internet and further provide consumers with a cancellation period with respect to the purchase of certain goods and services. It is possible that additional laws will be enacted in respect of the sale of goods and services over the Internet, such as tougher consumer protection laws, which could reduce the rate of growth of e-commerce and could harm our business both directly and indirectly.

    France has recently adopted several laws that include provisions specific to Internet and e-commerce such as provisions dealing with the liability of access providers or host providers and provisions dealing with electronic signatures as well as provisions dealing with auction sales of certain types of goods on the Internet. There are a number of other laws and regulations that also indirectly affect e-commerce such as the regulation on encryption or more generally consumer protection (such as the use of the French language and the regulation of distance selling), commercial law (such as the regulation of advertising, pricing and sales practices, lotteries and games), or regulated activities (such as the regulation of travel agencies) that may place constraints on the integration of the business.

    Due to the global nature of the Internet, it is possible that, although the servers and infrastructure used to provide our services are based in the United Kingdom and France and transmission by us of the content over the Internet originates primarily in the United Kingdom, the governments of other countries might attempt to regulate the content of our web site or transmissions using our services or might prosecute us for violations of their laws. Any legislation or regulation prescribing the content of our web site or transmissions, the application of existing laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of laws and regulations to the Internet and other on-line services could make it difficult for us to operate our business. Failure to comply with relevant Internet and e-commerce legislation or regulation may leave us open to civil and criminal sanctions.

    In addition, the EU Council of Ministers adopted a regulation in December 2000, which came into force on March 1, 2002, regarding the jurisdiction, recognition and enforcement of judgements in civil and commercial matters. This is likely to mean that consumers party to on-line contracts will in many cases be entitled to sue in their own jurisdiction irrespective of the location of the contractual counter-party. This is likely to substantially increase costs in the case of litigation, and may have an adverse impact on the development of e-commerce in Europe as a whole.

    Under French law, if a web page can be viewed in France, any potential offence which arises out of that web page will be subject to the jurisdiction of the French courts and French law.

    Furthermore, in many jurisdictions, marketing and advertising are heavily regulated. Applicable laws in some jurisdictions impose more restrictions on the methods and terminology used to approach prospective customers in relation to the products and services offered. For example, in its report of July 2, 1998 on the Internet and digital networks, the Conseil d'Etat, France's highest administrative tribunal, specifically stipulated that the Internet should be considered as advertising space and that existing legal rules should be applied. These rules encompass a wide range of areas, such as rules on the protection of minors, the nature and content of advertising, the regulation of unsolicited email, and the Loi Toubon on the obligation to use the French language. These regulations are applicable to web pages, as well as banners, e-mail, icons, sound, text, pictures and even hypertext links. As a result of this type of regulation, we may have to rely on more conservative marketing methods, may not be able to maintain or increase our market share in those countries or may have to discontinue some of our offerings.

WE MAY BE SUBJECT TO LITIGATION FOR CONTENT PROVIDED OR REPRESENTATIONS MADE ON OUR WEB SITE, WHICH MAY BE COSTLY AND TIME-CONSUMING TO DEFEND

    Because users may access content on our web site, download our content and transmit it to others over the Internet, we may be subject to intellectual property infringement claims against us as content service providers. Any claims, with or without merit, could:

     o    be time-consuming to defend;

     o    result in costly litigation; or

     o    divert management's attention and resources.

    Our web site contains links to other web sites, which may contain links to further web sites. As a result, we may be subject to claims alleging that, by directly or indirectly providing links to other web sites, we are liable for intellectual property right infringement or the wrongful actions of third parties through their web sites. Due to the combination of windows, deep links and hyperlinks, there is a risk that users will consider us the direct supplier of products and services advertised and offered by our partners on our site.

    In addition, successful actions for defamation have been brought against service providers in the past in the United Kingdom, the United States and other jurisdictions in which we operate or may operate in the future. It is also possible that if any information, accessible on our web site, contains errors or false or misleading information, or if we are negligent in providing information, third parties could take action against us for losses incurred in connection with such information.

    Our general liability insurance will not cover all potential claims of third parties to which we are exposed.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

    Last Minute Network Limited was incorporated in England and Wales on April 1, 1998 as a private limited company and commenced offering products and services on the lastminute.com web site in October 1998. In February 2000, the Company implemented a share capital reorganisation whereby the shares of Last Minute Network Limited were exchanged for shares in lastminute.com Limited having equivalent rights and restrictions. Subsequently, lastminute.com Limited re-registered as a public limited company, lastminute.com plc.

    Our primary activities during the period prior to launch of the U.K. version of the lastminute.com web site consisted of creating our web site, recruiting and training employees, developing a business model, implementing systems to support the business model, developing relationships with suppliers and developing the lastminute.com brand. Operations commenced on October 1, 1998 on the U.K. web site with the sale of last minute deals on flight and hotel room reservations, entertainment and gifts. Since that time, the business has grown significantly and now offers last minute opportunities for travel services, including flight bookings, hotel room reservations, car hire and package holidays; leisure, including entertainment events, restaurant reservations and services; gifts; auctions; specialities and eating-in services.

    We commenced operations on the French version of our web site in September 1999, the German version in October 1999, the Swedish version in December 1999 and the Australian version in August 2000. During the year ended September 30, 2001 we launched operations in Spain, Italy and The Netherlands and completed the acquisition of 100% of the shares of the French group Degriftour, thereby substantially increasing our French offering. We are continuing our strategy of focusing on the core markets of the United Kingdom, France and Germany, whilst at the same time growing non-core satellite markets.

    On July 13, 2001 we acquired Urbanbite Limited for a consideration which was satisfied by the issue of 442,151 new Ordinary Sshares at 33.9p each in lastminute.com plc.

    In August 2000 we launched a fully localised Australian version of the web site. During the financial year ended September 30, 2001 following the granting of local regulatory approval, our South African version commenced operations. The Australian and South African operations are treated as joint ventures because board control is split between the respective investing entities.

    On September 1, 2001 the Group entered into a joint venture agreement with Sol Melia Travel S.A. in relation to its Spanish entity. The joint venture was established by Sol Melia Travel S.A. subscribing for an interest of 70% in Lastminute Network S.L. for 429,000 euros in cash. Lastminute Network S.L. was previously a 100% trading subsidiary of the Group. The Group now holds 30% of the share capital of the Spanish company and its investment in the company is treated as a joint venture because the board control is split between the investing entities. Both parties have the power of veto over any major decision.

     Capital expenditure for the year ended September 30, 2001 was pound sterling 8.4 million compared to pound sterling 12.5 million for the year ended September 30, 2000 and pound sterling 0.4 million for the year ended September 30, 1999. In each of the three years capital expenditure principally related to purchase and development of computer systems and equipment.

BUSINESS OVERVIEW

    We offer our customers last minute opportunities to acquire airline tickets, hotel rooms, package holidays, car hire, entertainment tickets, restaurant reservations, food delivery, gifts, speciality services and auctions in the United Kingdom, France, Germany, Italy, Spain, Sweden, The Netherlands, Australia and South Africa. Our strategic objective is to ultimately create the global marketplace for last minute services and transactions. We believe that our customers buy from lastminute.com because we offer:

     o real-time access to attractively priced, last minute deals, including some of the lowest prices on many travel and entertainment deals;

     o the convenience of a broad range of attractive packaged or individual offers which our customers can access quickly and with minimal effort; and

     o the benefit of our ideas -- we believe we have a reputation for offering our customers novel and distinctive products that inspire them to try something different.

    Although our registered subscribers may make a purchase by telephoning us directly, our service is based on the utilisation of on-line distribution platforms including the Internet and our web site. At December 31, 2001 we had approximately 4.6 million registered subscribers, including 1.8 million in the United Kingdom and 2.8 million internationally, and had served 669,550 customers. During the year ended September 30, 2001 we sold 806,155 items and in the three months ended December 31, 2001 we sold 298,425 items. The number of customers is the cumulative number of customers (excluding repeat customers) since our inception and the cumulative number of Degriftour's customers (excluding repeat customers) since October 1, 2000. Customers are defined as individuals who have purchased goods over lastminute.com's and Degriftour's platforms. An item sold is an individually priced product purchased by a customer. Our registered subscribers do not pay to register for our services.

THE LASTMINUTE.COM SOLUTION

    In developing the concept of using the power of the Internet to match supply and demand at the last minute, we believe that we have created an exciting opportunity for both suppliers and consumers. We have created a means to offer suppliers a viable alternative distribution channel that does not threaten their core businesses, at the same time offering customers access to a wide range of last minute products from a large number of unrelated suppliers and databases at attractive prices, which are often lower than the lowest available fare for bookings made off-line. Unlike other e-commerce companies that have pasted an existing framework designed for the physical world into a digital environment, we believe that we have constructed a business model that could happen only through digital distribution, as we believe that it is not currently possible for our competitors to replicate our business model off-line.

THE LASTMINUTE.COM GROWTH STRATEGY

    We have identified a number of critical initiatives, which we have and continue to undertake in order to enhance our market position further. Broadly, these initiatives focus on:

o STRENGTHENING OUR PRODUCT OFFERING. An important factor in increasing the usefulness of the site is the continued expansion of our product range in all categories. Over the last twelve months we have both deepened relationships with existing suppliers and also added key new suppliers to our offering. We are able to help suppliers with a whole tool-kit of options for selling product at the last minute - through the push of our email or special merchandising promotions, through our search functionality and through auctions. All of these mechanisms allow suppliers to get the best possible yield for their products. As our position in Europe has consolidated, our supplier relationships have become more meaningful and have delivered unbeatable deals to the customer. In every category we have built exclusive value products that drive customers on-line to make a purchase.

o DEEPENING SUPPLIER RELATIONSHIPS. At December 31, 2001 we had approximately 10,100 individual supplier relationships. An important element of our success has been our ability to demonstrate to our suppliers that we are able to sell their excess inventory. We will continue to leverage our strong track record to maintain the relationship with industry leaders across all categories and we will concentrate on deepening our relationships with key suppliers.

o EXPANDING INTO OTHER COUNTRIES. The Group has continued to expand its presence outside the United Kingdom. through a mix of strategic investments and joint ventures. Whilst we continue to focus activity and resources on the core countries of the United Kingdom, France and Germany, good results have also been achieved in Italy, The Netherlands and Sweden using limited resources. We continue to operate locally in those markets where it is more appropriate to provide a domestic rather than global solution to customers' technological needs. France provides some of the technology solutions for our European businesses outside the United Kingdom from a French based technical team. In all our markets we have developed strong management teams to ensure the development of the lastminute.com brand and vision internationally.

    In certain countries we have concluded that it is beneficial for the Group to develop joint ventures with strong local travel partners. Therefore in addition to the existing joint ventures in Australia and South Africa we have recently announced two further joint ventures. In September 2001 using our existing Spanish operation we formed a joint venture with Sol Melia, the tenth largest hotelier in the world. As part of this relationship we now have access across the Group to special rates for the Sol Melia hotel content. In February 2002 we announced the establishment of a joint venture in Japan with two of Japan's largest travel operators and other strategic partners.

o DEVELOPING NEW DISTRIBUTION CHANNELS. The increased use of the Internet to distribute content through alternative platforms, coupled with the rapid increase in the use of mobile devices in our core target market, presents attractive opportunities for us. We believe last minute deals and offers are an ideal application for these new channels and have targeted, and will continue to target, a number of alternative platforms to reach our high-end customers.

    We are continuing to innovate in technology particularly around new platforms such as voice recognition, mobile telephony and Interactive Digital Television (IDTV). Our cross platform strategy of reaching customers on the device of their choice through partnerships using mobile technology (WAP and SMS (short message service)), IDTV, PDAs and voice is proving successful in maintaining lastminute.com's position as a leader in technology innovation.

    A pioneering Interactive Voice Recognition (IVR) project was implemented in December 2000 in conjunction with a specially produced gifts catalogue. This extended lastminute.com's addressable market by giving customers without access to the Internet the opportunity to access a range of lastminute.com gift products by making a local call and speaking their preferences as listed in the catalogue. From a strategic perspective it complemented lastminute.com's multi-platform delivery model.

    Another benefit to our hotel and restaurant suppliers in the United Kingdom was the introduction in August 2001 of what we believe to be the world's first voice extranet to manage inventories and hotel room bookings and restaurant reservations. The project uses interactive voice recognition technology to provide more efficient and automated booking facilities between hotel managers, restaurants and lastminute.com. The process has led to reduced costs and improved margins within our hotels and restaurants categories.

o ENHANCING TECHNOLOGY. Improved technology has continued to make a major impact on the speed and user friendliness of the site during the year. The new three-tier technology platform went live in October 2000 and has delivered on its three main objectives to ensure (1) the site is quicker (2) the site is more stable and (3) the technology is scalable to respond to increased and increasing demand. Additionally we have introduced a number of new features to make the site more convenient for customers and therefore increase conversion of site visitors to customers. These benefits include better search capability, personalisation and a new look and feel in all markets. We frequently update and enhance the features of our service to improve further our customers' experiences on our web site.

    We also plan to make more progress on unifying our technology platforms so that all sites run on a single system, enabling us to further reduce technology spend and achieve a greater return on our investments.

o INCREASING BRAND RECOGNITION. Three years from inception the lastminute.com brand continues to exhibit substantial growth. The number of subscribers receiving our weekly newsletter has increased by 1.4 million over the year to total 4.2 million at September 30, 2001. The new technology platform has increased our connectivity and supplier base ensuring that customers find a more reliable service when they come to the sites in all markets. Customers are now able to personalise their own lastminute.com homepages to allow us to offer them the products and services that they require.

    During the year ended September 30, 2001 work continued on the development of the brand across a number of markets. lastminute.com has received positive ratings in its European markets from independent research companies over the year. In June 2001, Jupiter MMXI reported that the Group was the only company to appear in the top ten most visited travel sites in the United Kingdom, France, Germany, Sweden, Italy and Spain. In September 2001 the same agency rated lastminute.com the number one pan-European travel property in Europe. lastminute.com has held the position as the United Kingdom's number one travel site since research started in October 1999, with the highest reach of visitors in September 2001. In the same month another research agency, NetValue, ranked lastminute.com as the most visited travel site in the United Kingdom.

o DEVELOPING THE LASTMINUTE.COM SITE CONTENT. We continue to develop the informational content on our web site. We have hired a content editorial team that writes copy and sources third-party content for our web site to give our visitors access to information about every destination, tour package, accommodation, restaurant or gift featured on our web site. In addition, we have created a customer-generated content area, so that registered subscribers will be able to provide reviews of specific destinations, accommodation or events that will be available to all visitors to our web site.

o FURTHER STRENGTHENING THE MANAGEMENT TEAM. We believe that we have been successful in hiring highly talented and motivated people. We have an experienced senior management team and each country is run by its own local Managing Director.

o INTEGRATION OF DEGRIFTOUR. The Degriftour Group was acquired on September 30, 2000. During the intervening period lastminute.com France and Degriftour are in the process of merging into a single operating unit based in Cergy, just outside Paris. A new Managing Director, Denis Philipon, formerly Managing Director of lastminute.com France, has been appointed. The expectations from the original joint business plan have been delivered. We now anticipate additional cost and revenue synergies will continue to be achieved as we move forward to fully complete the integration process.


OUR OFFERING

     At December 31, 2001 we had secured relationships with approximately 10,100 suppliers, including individual airlines, hotels, package holiday suppliers, car rental companies, entertainment vendors and restaurants.

     Our key supplier relationships include:

     o AIRLINES. Alitalia, Air France, British Airways, british midland bmi, Iberia, Japan Airlines, KLM, Lufthansa, Air Mauritius, United Airlines and Virgin Atlantic Airways;

     o    CAR RENTALS. Holiday Autos;

     o HOTELS. Six Continents Hotels and Resorts, Forte Hotel Group, Golden Tulip Hotels, Kempinski Hotels and Resorts, Millennium and Copthorne Hotels, Sol Melia Hotels and Resorts, Starwood Hotels and Resorts Worldwide, The Savoy Group, Hotel de Crillon, Meridien, Sheraton, Concorde Hotels, Radisson, Accor, Aston and Steigenberger;

     o TOUR OPERATORS. Accoladia, Cosmos, Inghams, Kuoni Travel, Disneyland Paris, Etapes Nouvelles-Marmara, Look Voyages, Amplitude Internationale, companies within the Thomson Travel Group, Rewe Group and Alltours;

     o ENTERTAINMENT. English National Ballet, London Sport, London Dungeon, The Royal Albert Hall, the Way Ahead Box Office, Theatre Mogador, Casino de Paris, Theatre du Gymnase, Deutsche Entertainment AG and Deutsche Oper am Rhein;

     o RESTAURANTS. A-Z Restaurants, Groupe Chez Gerard, Les Crayeres, La Cote d'Or, Conran Restaurants, Hartford Group, OpenTable.com a U.S.-based on-line restaurant reservation network and a host of restaurant delivery options via the acquisition of Urbanbite.com;

     o GIFTS. World Flowers, Be Direct (electricals), MJM International (Ultimo Bras), British Teleflorist Service, Gardners (Books), ItsWine.com, The Ritz Hotel, West End Theatre Managers, London Zoo, Firebox.com, 800Hampers.com, Alexandre Zouani Technik Direkt and Lufthansa Sky Shop.


     We initially focused on marketing the inventories of travel, entertainment and gift vendors. We chose these areas because they are ideally suited to last minute buying. We provide airlines, hotels, tour operators, event promoters, restaurants and gift suppliers with a viable channel to distribute excess inventory at short notice. With perishable inventories, suppliers face increasing pressure to sell merchandise as time passes. However, we believe they are reluctant to re-price last minute offers for fear of undermining their core businesses, fare schedules and brands. We effectively create targeted demand and, where requested by the supplier and where permitted by law, protect the supplier's brand by shielding its identity until after the sale is closed and also by providing a distribution channel distinct from its own. As a result, we help suppliers manage and distribute their inventories more efficiently, while consumers benefit by gaining access to good value at the last minute. Much of the value that we create lies in the processes that we have developed with our suppliers. We have consistently sought to protect our suppliers' identities when necessary by listing generic, unbranded offers. Furthermore, to facilitate long-term relationships with our suppliers, we have developed automated links to communicate with our suppliers' proprietary databases.


TRAVEL SERVICES

     Flights. One of the initial services we offered to our customers and suppliers was the marketing and sale of airline tickets. The facilitation of airline travel still remains a fundamental part of our operations and we have also introduced premium and business class air travel offers on our web site in response to customer demand.

     We have cultivated supplier relationships with major international scheduled airlines including Alitalia, Air France, British

Airways, british midland bmi, Iberia, Japan Airlines, Lufthansa, United Airlines and Virgin Atlantic Airways. Our airline suppliers service the most popular destinations for world travellers.

     As a result of our relationships with the airline suppliers named above we have been able to sell net fares on our web site. Net fares are airline fares where distribution costs have been reduced or eliminated, allowing us to offer some of the lowest fares available. The net fares are provided to us by the airline immediately prior to the period in which they are applicable.

     Hotels. In addition to the sale of airline tickets, we believe that lastminute.com has also been a valuable distribution channel for many of the world's leading hotels. We have cultivated relationships with many selected, quality hotels in the United Kingdom, France, Germany, Sweden, Italy, Spain and The Netherlands. We have also established a wide network of hotels in many popular destinations, including Amsterdam, Madrid, New York, Brussels and Vienna. As we expand our operations into new countries and regions throughout Europe, we expect to continue forging relationships with local hotels so that we may expand our inventory of hotel rooms and the choice we can offer to our customers. Our knowledge of local markets, as is the case in the United Kingdom, France, Germany, Sweden, Italy, Spain and The Netherlands allows us to furnish our customers with the most appropriate hotel for their particular tastes and budgets. Over the year we have built a market leadership position within the hotels category, particularly in London, where we regularly offer five star hotels at three star prices.

     We have entered into arrangements with individual hotels or hotel groups throughout Western Europe, North America, Central America, the Middle East and Asia. We have supply contracts for last minute inventory with selected hotels that are members of the world's major hotel groups, including Six Continents Hotels and Resorts, Forte Hotels, Kempinski Hotels and Resorts, Millennium and Copthorne Hotels, Sol Melia Hotels and Starwood Hotels and Resorts. We have relationships with local hotels in the United Kingdom, including English Lakes Hotels, Grange Hotels and Thistle Hotels, and in France, including Carlton Intercontinental and Hotel de Crillon and Prince de Galles. We have also entered into relationships with several premium properties in London. Furthermore, we have sourced offers from individual small hotels and hotel groups in the United Kingdom and other European countries in which we operate.

     Generally, our hotel suppliers agree to refrain from offering hotel rooms at lower prices than are offered to us. The rates offered to us by our suppliers are not exclusive and may be available through other vendors pursuant to discounts or special promotions.

     Package Holidays. We work with a selection of high-quality package tour operators to offer package holidays, which bundle transportation, which may include charter flights, with accommodation. The type of package holidays we offer include "City breaks" to locations like New York, Barcelona and Paris, including many deals with Eurostar, holidays to destinations like Egypt, Israel and the Maldives and, via our "Skiing is Believing" web page, holidays to ski resorts such as Courchevel, Meribel, the United States and Canada.

     Our package holidays are sourced in four ways, in order to offer our customers a wider selection: (1) directly from many specialised niche mid-tier tour operators; (2) sourced as a direct connect from major tour operators; (3) jointly sourced with Apollo Travel Limited; and (4) sourced from third party distributors such as view data Comtec in the United Kingdom and Minitel in France. Our users then have the option of taking advantage of the package holidays we have dynamically assembled or conducting a search for a customised package holiday based on their travel preferences, such as specific dates, particular destinations or particular weekends.

     Our package holiday service provides us with an additional way to handle excess inventory from flight and hotel operators and to create additional value for our customers and us by bundling the products we offer.

     Our package holidays are organised and supplied by a range of reputable operators, including Accoladia, Kuoni Travel, JMC and Thomson Holidays. Our letters of understanding generally provide for notification to us if the holiday is offered at the same discount elsewhere; a guaranteed allocation of products to us; details of the supplier's booking conditions via e-mail; and the basis on which we receive our commission. These suppliers have agreed to refrain from offering their products at lower prices than are available through us. In other words, the rates offered to us by our suppliers are not exclusive and may be available through other vendors pursuant to discounts or special promotions.


LEISURE

     Within leisure we have been improving the customer experience across all sections - music, sport, theatre and comedy. For example, we have introduced a range of products from the U.K. music promoter, the Way Ahead Box Office, to the U.K. site as well as building a profitable partnership with Formula One racing in Germany. We have also had availability for "hot ticket" stadium shows and concerts that have been popular and driven potential customers to the site. Examples include Madonna, U2 and Robbie Williams that are also promoted across our European businesses.

     Entertainment. We source entertainment tickets that fall into either of two categories: tickets to premium events, which are often unavailable, and tickets that can be offered at a discount as part of special promotions. Our strategy has been always to attract customers to our web site by giving them access to the largest events at the last minute, which may otherwise be sold out. Our relationships with suppliers in the United Kingdom and internationally assist us in obtaining difficult-to-get tickets.

     While we currently provide a wide range of entertainment options for our users, we continually aim to enhance the current range of entertainment offered and, feature a sub-category focusing on regional and international sporting events, such as tickets to pan-European soccer matches, Formula One racing, championship boxing matches, National Football League games in the United States and other similar high-profile events. We believe that our ability to source tickets to regional and international sporting events provides us with an opportunity to sell other products and services we offer, such as flight reservations and hotel accommodation.

     We have established relationships with key entertainment suppliers, including The Way Ahead Box Office, First Call, the Royal Albert Hall and the English National Ballet in the United Kingdom, and Corida and Garance in France. The terms and nature of our agreement with each of the entertainment suppliers named above include a determination whether we are to act as agent or cash-collector; an agreement that the supplier will handle ticket distribution; and an agreement concerning our fee or commission rate.

     In addition, excluding our agreements with the Royal Albert Hall, Corida and Garance, each of the entertainment suppliers named above has agreed that the offerings made available to us on our web site are exclusive to us, while displayed on our web site. In some cases, we purchase entertainment tickets for resale on our web site. In those instances, we act as principal and the entire value of the transactions represents turnover.

     Restaurants. Our Restaurants page on the U.K. and French web site versions allows our users to view table availability and make reservations at restaurants in the United Kingdom and Paris, receive special offers from participating restaurants and provide feedback on their dining experiences.

     We allow users to search for available restaurants which best suit their needs based on the size of the party, the date and time of the reservation, the location and the type of cuisine. Once a user chooses a restaurant, we provide brief summary details about the restaurant, a selection of available times in order to make the reservation and the opportunity to book the reservation. We do not charge our customers to make reservations, as currently we collect fees from restaurants on bookings made through our web site.

     We have entered into supply agreements with restaurant chains, such as Conran Restaurants, and individual restaurants. The terms and nature of our agreements with restaurants generally include an agreement that the supplier will provide us with a flat fee earned by table cover.


"STAYING IN"

     In 2001 we launched "Staying In" as a new section to complement our existing offering. The new section includes www.eatin.lastminute.com, an on-line restaurant delivery service that follows lastminute.com's acquisition of Urbanbite (which operates in the United Kingdom and The Netherlands) in July 2001. The "Staying In" section also includes multi-channel personalised TV listings with e-mail reminders, 24 hour DVD delivery and a variety of retail products for the home, such as books and videos.

     The launch of this category came as a result of in-depth research into what the consumer wants from the Internet. It is also part of lastminute.com's commitment to play a daily role in its' customers lives, whatever the occasion.


GIFTS

     The types of gifts that are offered on lastminute.com range from gift vouchers for exciting excursions, such as skydiving, to food hampers. We allow gift suppliers to take advantage of our distribution channels and we provide a presence on the Internet for suppliers that do not have one. We believe that in order for us to offer a complete and convenient solution to our customers, we must add value to their shopping experience. We strive to add value by having a well-organised marketplace where we can offer quality products at attractive prices. In the last year we have also focused on deepening relationships with fewer gift suppliers who are able to each provide a wider breadth of gift offering for customers. This has resulted in more balanced product offering, as well as efficiencies on fulfillment and communications issues.

     We have identified on-line and off-line gift suppliers that can deliver premium and discount products quickly. Some of our most popular gift items are excursions and experiences such as air balloon rides and gliding trips. Our gift suppliers also include large vendors, such as ItsWine.com and smaller speciality retailers, such as 800Hampers.com.

     Our letters of understanding with the gift suppliers named above request the suppliers to commit to: the payment of our fees or commissions in respect of the sale; handling of all customer service and fulfilment of the orders; providing us with adequate product information; and offering us exclusive and special offers from time to time. Our gift suppliers named above have also agreed to offer our customers the most "compelling" price available, meaning that our suppliers offer attractive and competitive prices to us and our customers, although the prices may not be exclusive and may be available through other avenues. Furthermore, we have agreed to promote the suppliers within the gifts section of our web site, using graphical branding, individual product promotion, text and a recommendation. In addition, we seek assurances from our gift suppliers that they will deliver their products to our customers in a timely manner.


AUCTIONS

     Another feature of our web site is our "Auctions" page. Our implementation of the auction feature underscores our recognition that the Internet is an ideal vehicle to market and distribute scarce and distinctive goods, which may be made available to us prior to becoming available to the general public. Our on-line auctions also provide another channel for our suppliers to move excess inventory. We believe our "Auction" capability is another valuable tool we provide to our suppliers for inventory control and yield management. We may act on an agent or cash-collector basis with respect to auctions on which we receive commissions, depending on the supplier, and in very limited instances we may act as principal in respect of an auction.

     The products available at auction on lastminute.com are all provided by professional suppliers and include offers for a wide range of budgets. In order to place a bid in one of our auctions, the user must enter a bid for a particular item and, where the number of available items exceeds one, the quantity of the item bid for.


UNIQUE OFFERINGS

     In addition to those products mentioned above, we give our users the opportunity to take advantage of novel product and service offerings. We have therefore created a number of "inspirational" sections. These sections pool products together under a common theme or event, such as Valentine's Day, Easter, Mother's Day, St. Patrick's Day to offer our customers the ability to take advantage of travel destinations, hotel accommodation, events, gifts and restaurants relating to a specific theme or calendar event.


INTERNATIONAL EXPANSION

     In our international expansion, we have targeted countries based on overall e-commerce readiness, population size and strategic importance to lastminute.com and launched these in a phased way. Following the launch of our site in the United Kingdom in October 1998, we launched localised versions of our web site in France in September 1999, in Germany in October 1999, in Sweden in December 1999 and in Italy, Spain and The Netherlands in December 2000. We also seek to establish joint ventures in countries where we believe our brand and business would benefit from a relationship with a strong local travel operator. An Australian version of the web site was launched in August 2000 in a joint venture with travel.com.au, and in South Africa in April 2001, in a joint venture with Tourvest. In September 2001, using our existing Spanish operation, we formed a joint venture with Sol Melia and in February 2002 we announced the establishment of a joint venture in Japan with two of Japan's largest travel operators and other strategic partners. Under the joint venture agreements, we have agreed to provide services to the joint venture, including designing and hosting the joint venture's web site, as well as a trademark license and leverage of our worldwide supply.

     In all countries we have recruited local management, established our operational structure and developed new marketing relationships. As part of our continued international expansion, our supplier relations team has built partnerships with local travel, entertainment and gift vendors in each country. As a result, we now have access to inventory from a range of airlines, hotels, event promoters and gift vendors from multiple countries to offer on our web site. Our acquisition of the Degriftour group of companies resulted in access to their extensive supplier base in France. Our joint venture partner in Spain, Sol Melia, the tenth largest hotelier in the world, has given us access to their extensive European product coupled with exclusive rates. Our ability to promote our offers across geographical regions creates network benefits for our web site. For example, allocations of premium French resort reservations can be offered on the U.K. and other European versions of our web site. Using our web site, a consumer located in France has the ability to access the product and service offerings in the United Kingdom to make transportation, accommodation, restaurant and theatre reservations for a trip to London. Local relationships enrich the total range of lastminute.com product and service offerings and will provide a larger, pan-European registered subscriber base for our suppliers and a broader and more appealing selection for our users. We may also tailor our web pages to attract users from countries outside of those where we currently have a presence; for example, we may create a web page designed to attract users based in the United States who may be travelling in Europe.

     A number of factors have contributed to our rapid international expansion:
(1) we have been able to utilise and promote our ability to sell inventory in a number of European markets; (2) our supplier relationships are expandable on a pan-European basis, such as through relationships with international scheduled airlines and hotel chains; (3) we have focused our marketing efforts on establishing strong brand names; and (4) international operations have leveraged our core technology infrastructure, including web technology, database systems and technical support personnel. Our management believes that these factors should enable us to adapt more quickly to the competitive environments in these new markets.

     For description of TTV and turnover by geographic region refer to note 3 of notes to the financial statements.


ALTERNATIVE DISTRIBUTION CHANNELS

     Our strategic aim is to be able to provide consumers with access to last minute opportunities wherever they are and on the device of their choice. We believe the increasing distribution of the Internet and its contents through alternative platforms presents attractive business opportunities for us. To date we have focused on companies in the interactive television, mobile telephone and personal digital assistant markets and have entered into agreements with the following platform providers:

                 ALTERNATIVE PLATFORM - DISTRIBUTION AGREEMENTS

                                MOBILE TELEPHONE/              PERSONAL DIGITAL
INTERACTIVE TELEVISION          WAP PORTALS                    ASSISTANTS
----------------------          -----------------              ----------------
Telewest                        BT Cellnet                     PalmPilot
ITV digital                     Bouygues Telecom               Psion Organiser
                                Deutsche Telekom               ipaq
                                AOL Mobile
                                France Telecom
                                Mviva
                                One2One/T-Motion
                                Orange
                                Vodafone/Vizzavi

     We recognise that different distribution channels will have different customer profiles, purchasing dynamics and technology characteristics. As a result, while we utilise the same database as our web site, we have adapted the user interface for use on the various platforms. For example, we developed a new site design for our interactive digital television partners, taking into consideration the nuances associated with the medium of television and accessing our service from a living room environment.


OUR WEB SITE

     In order to develop the lastminute.com community, we are improving the functionality of our web site. We believe improved performance enhances our web site's ability to attract and retain users, strengthen our identity and increase the sales of products through our web site.

     Performance. The sites in all markets are now nine times faster than the versions used when lastminute.com became a public company in March 2000 and have completely redesigned home pages with more efficient search capabilities. Customers now use an improved booking process that has been reduced from seven steps to four. We will continue to reduce the steps required to complete a purchase.

     Search. During the year ended September 30, 2001 search facilities on the site were greatly enhanced, enabling customers to more easily find the right product for them. The key word search box at the top of the homepage allows site visitors to find specific products quickly and the introduction of a geospatial search means customers can trawl all categories to find products which are nearest to a selected location, landmark or postcode. An extension of this facility is the ability to view a map of a chosen area and browse which special last minute deals are available in that location - "deals around you".

     User interface. Customer feedback is vital to the continuing success of the Group. We are constantly evolving the site to make it simple for customers to buy with greater speed and efficiency. As a result of comments solicited from our users we have redesigned the lastminute.com user interface. It now shows substantial improvements to enhance the customer experience including greater product visibility, more targeted offers and promotes cross selling on the website.

     Personalisation. Registered customers have the ability to customise their personal homepage ("mylastminute.com") using technology that stores personal preferences and prompts the display of products and services that are relevant to an individual's needs and lifestyle. In October 2001 the alliance with Microsoft for .NET Windows XP was announced, which enables lastminute.com to target customers with specific personalised offers. lastminute.com is the first of Microsoft's European partners to put this technology into practice.

     The e.piphany platform was used for the first time during the year, enabling us to run targeted e-mail campaigns. We have seen that these tailored messages have given us click through rates of up to 30% higher than those achieved on non-targeted messages. This marks an important step in a three-part process we are utilising to better understand our customer's behaviour by analysing their visiting and buying habits. These web-based analytics will ensure that we become more focused on addressing the spending patterns of our customers.

     Content. One of our objectives is to increase our sales by ensuring the quality and accuracy of product descriptions and by providing destination-related information, such as:

     o    customer testimonials;

     o    local listings and guides; and

     o    local weather and health information.

     We endeavour to give our customers every possible reason to buy using our web site. We believe that the one-stop lastminute.com solution adds value to their purchase and on-line shopping experience.

     In addition, the content of our web site may attract new registered subscribers and increase the frequency of visits to our web site by providing news, entertainment and information services. Furthermore, we intend to refine the content of our direct marketing products, such as the weekly e-mails to our registered subscribers.

     International Strategy. Where relevant, our content-driven deals will be leveraged across the whole international network. However, the lastminute.com presence in each market features much locally-generated or sourced content. We ensure that local content managers respond rapidly and flexibly to their evolving markets, so that each international presence is not simply a translation of one central presence, but is a finely tuned, culturally relevant merchandising operation.

     Customer-Generated Content. We believe that we have successfully created a strong identity around lastminute.com. We believe that we have acquired a distinctive "voice," which communicates spontaneity and a sense of adventure and has attracted a loyal community of registered subscribers. We seek to expand this sense of community by encouraging extensive customer feedback on our web site.

     In evolving our web site, we have emphasised ease of use, reliability and functionality that presents the most relevant offers as quickly as possible to the user.


STRATEGIC RELATIONSHIPS

     In the past we have entered into a number of strategic relationships. These relationships have generally consisted of our partners making, or having the future right to make, a minority investment in lastminute.com and the entry into commercial agreements which vary in scope from customer advertising activities and links to recently announced deals involving the sale of goods on co-branded sections on the lastminute.com web site. In no case, do any of these partners exercise control over us.

     Travel Services. On January 31, 2000 and February 14, 2000, we executed performance-based warrant instruments pursuant to which we may grant warrants to acquire up to 5,544,675 and 5,543,250 of our ordinary shares to each of Lufthansa and Virgin Atlantic Airways, respectively, in equal instalments at the end of five six-month measuring periods commencing January 1, 2000 and March 1, 2000, respectively, if they achieve specified levels of ticket sales through our web site. Each warrant will be exercisable for an ordinary share during a 60-day period commencing three years after the date it is issued at an exercise price of (pound)0.37 per share, subject to customary adjustments in the event of specified events. We may terminate either warrant instrument and cancel the related warrants in exchange for cash payments if the relevant airline fails to achieve specified minimum levels of sales in the first two measuring periods. We may also cancel a portion of the warrants granted in respect of a measuring period if the airline fails to achieve a specified minimum level of sales in the following measuring period. We may enter into similar agreements to issue warrants from time to time. As at March 6, 2002, neither airline had met any of the set performance targets.

     On January 12, 2000, we entered into a letter of intent with Bass Hotels and Resorts (now renamed Six Continents Hotels and Resorts). Pursuant to this letter of intent, we intend to capitalise on cross-marketing, co-branding and cross-selling opportunities, with all locales working with and promoting Six Continents hotels.

     On March 8, 2000, we signed a contract with Starwood Hotels and Resorts with a view to developing and pursuing joint marketing and promotion opportunities.

     International Expansion. In February 2002, lastminute.com completed a multiparty joint venture agreement with Kinki Nippon Tourist Co. Limited, Nippon Travel Agency Co. Limited, Mitsubishi Corporation/MC Capital Fund, Credit Saison Co. Limited & Japan Efund, to establish a new e-commerce business under the lastminute.com brand in Japan. The joint venture will operate as an on-line provider of travel and leisure solutions providing late availability inspirational travel products and services.

     Marketing. In November 2001, we entered into a pan-European agreement with AOL Europe for the promotion of our goods and services on their portal.


MARKETING, BRAND AWARENESS AND PROMOTION

     Throughout the year ended September 30, 2001 we have continued to build our brand awareness and understanding through three main mechanisms: on-line, off-line and email marketing. As part of our growth strategy we have been able to leverage our brand awareness to build many new partnerships with complementary international brands.

     Since the inception of the lastminute.com website we have built what we believe to be strong on-line partnerships. We recently signed an agreement with Yahoo! United Kingdom & Ireland, pursuant to which we provide on-line content to yahoo.co.uk. as well as be an optional feature on Yahoo! users' personal homepages. When users select these offers they are directed to the lastminute.com booking service to complete their transactions.

     The joint announcement with Granada Broadband in July 2001 of four new leisure sites for Liverpool FC.tv, ITV-F1, ITV-Football and Arsenal FC brings a selection of lastminute.com deals to a target market of visitors to these Granada Broadband sites that constitute one of the largest on-line sports categories in the United Kingdom.

     In September 2001, we announced that lastminute.com had become the travel supplier for France's largest e-commerce site for leisure and cultural goods, Fnac.com. This relationship was launched in France in October 2001. We also implemented new deals with Yahoo.fr and Wanadoo.fr.

     The lastminute.com weekly newsletter is multi-functional. It acts as a vehicle to drive sales, bring traffic to the website, provide a platform for advertising and provide an opportunity for us to communicate with our subscribers. It has been enhanced over the past year to reflect the site developments and broader product range. Using new technology we are able to tailor the content to the subscriber, thereby making the newsletter increasingly relevant to the individual and an important tool to help him or her find the products most suited to his or her lifestyle. The success of the weekly newsletter is regularly demonstrated by the higher than average open rates and click throughs we achieve.

     We have found that on-line viral marketing campaigns have great impact in building awareness of the lastminute.com brand to a highly relevant market with minimal cost. The www.officeflirttest.com survey that was launched to coincide with Valentine's Day 2001 received 0.5 million hits in its first week and brought more hits back to Valentine Offers on the site than links on the homepage and newsletter combined.

     We have used off-line marketing tactically and cost effectively. We have an ongoing relationship with BAA plc that started in April 2000 and continues to promote the lastminute.com brand via promotional materials on display in the U.K.'s major airports. In July 2001 we announced a joint promotion with Orangina that ran to December 2001 and appeared on nine million cans and bottles on sale throughout the United Kingdom.

     As a result of these initiatives, combined with a substantially improved product offering, lastminute.com has received positive ratings in its European markets from independent research companies over the year.

     On-line Distribution. To date, we have secured marketing deals with the major U.K. and European high-traffic web sites as well as targeted niche web sites. Internet service providers' portals and content and utility providers have proven to be good value for lastminute.com. Our agreements with our marketing partners take the form of either an advertising arrangement or an electronic commerce agreement, usually the latter. Our advertising agreements allow us to purchase a fixed space on a particular web site for a fixed price. Under our electronic commerce agreements, we are provided with a fixed location on a particular web site but our cost is, in part, based on performance. Electronic commerce agreements provide for a lower tenancy cost, or the cost of having a fixed location on a web site, but require us to pay our marketing partners a percentage of our sales based on the number of new customers they pass on to our web site. We also have an extensive network of affiliates, which we manage through an automated reporting platform which has no associated advertising costs, as affiliates are rewarded purely on the sales they generate for lastminute.com. In addition, we use keywords extensively on search engines to drive highly targeted traffic to lastminute.com and increase conversion to sales.

     In most instances, irrespective of whether an agreement relates to advertising or electronic commerce, we maintain a permanent "button" (link), dynamic content or we integrate our booking engine or search facilities for last minute offers on each web site rather than rotating advertising banners or links. We believe this has proven an effective method for driving traffic to our web site and has resulted in relatively low effective cost to date to generate sales and attract new customers.

     We have entered into agreements and other arrangements to market our web site with key Internet sites, portals and Internet service providers that have a presence in the jurisdictions where we have focused our international expansion strategy, including: Yahoo, Freeserve and MSN in the United Kingdom; Voila, Fnac, Yahoo and Wanadoo in France; and Lycos and T-On-line in Germany. In addition we have a pan-European agreement with AOL Europe. Our arrangements with key Internet sites, portals and Internet service providers across Europe have generated substantial traffic to our web site and to date have contributed to our low customer acquisition cost.


CUSTOMER SUPPORT AND SERVICES

     We have locally based customer support and service teams for our European operations that deal with all e-mail and telephone inquiries that arise from our web site, press coverage or marketing activities. Our customer support staff are multilingual and all communication concerning each localised version is conducted in the relevant native language. Our customer support policy aims to ensure that customer e-mails are answered within two hours if received during working hours and overnight if received outside of working hours.


OUR REGISTERED SUBSCRIBERS

     A user may register with lastminute.com either by selecting the "Register" hyperlink and electing to receive our weekly e-mails or when prompted by our transaction-processing system while making a purchase. Users of our web site purchasing any of our product offerings are required to enable their web browsers to receive cookies and must be registered subscribers of lastminute.com. We ask each registered subscriber to provide us with an e-mail address and password. Although we sometimes request various personal details, including name, address, phone number, age and gender, it is possible to register during the purchasing process without providing this additional information.


OPERATION OF OUR TRANSACTION-PROCESSING SYSTEM

     We believe that one of the key elements necessary for our web site to be successful is that it is easy to use. We want our customers to feel comfortable using our web site and, as a result, we have placed the utmost importance on the features and functionality of our transaction-processing system. To this end, we have attempted to standardise the way in which transactions are completed using our web site. Generally, our system works in the following stages: (1) initially the customer identifies the product or service; (2) prior to commencing the transaction process, the customer has the opportunity to acquire more information about the particular item he or she is interested in; (3) the reservation or purchase is finalised as the customer is guided through a series of web pages which request certain transaction details, given an opportunity to review the transaction details, and given the choice of either adding the product to his or her basket, removing the item from the basket or purchasing the item; and (4) if the customer chooses to purchase an item, the customer furnishes his or her credit card details, we pre-authorise the customer's credit card and the supplier charges the customer's credit card for the amount of the product or service, plus applicable taxes. In those instances where we act as cash-collector or principal in a transaction, we will charge the customer's credit card and, if applicable, remit the purchase price, less our commission, to the supplier. If applicable, the product is delivered to the customer by the delivery method specified by the customer, or we use the delivery mechanisms of our third-party suppliers.

     Security Guarantees. Customers of lastminute.com are entitled to the benefit of our security guarantees on certain products. Our security guarantee provides that, in the event that a fraudulent transaction is processed on a customer's credit card because we have been negligent in safeguarding the customer's credit card details, we will reimburse the customer's outstanding liability to the credit card issuer, if any, up to (pound)50, and give the customer an additional (pound)20 for the inconvenience. This does not affect the statutory or legal rights that the customer may have or any statutory obligation on us to act reasonably in limiting our liability.


FULFILMENT ARRANGEMENTS

     In the majority of transactions over our web site we act as agent between supplier and customer. We do not acquire the inventory and are hence not responsible for fulfilment. However, in some areas of the business and in certain jurisdictions, we often rely on third party service providers to help us fulfil our customers' purchases of our suppliers' products. Services for which we rely on third parties include making airline reservations and credit card verifications and confirmations. In addition, we rely on links to computerised central reservation systems of airlines and hotels and other databases to provide us with real-time access to information about our suppliers' products available for sale to our customers. Flight reservations made through our web site are made through direct links into global distribution systems, such as Galileo and Amadeus.

     We hold International Air Transport Association ("IATA") licences in the United Kingdom (two licences held), France, Germany and Sweden. Our IATA numbers are 9126001-3, 9126198, 2325292-4, 80210793 and 2026439-2 respectively. IATA imposes rules and regulations regarding air travel and the issuance of airline tickets on its members. Although there is no legal requirement for a company selling airline tickets to be a member of IATA, it is unlikely that any airline would allow a non-IATA member to sell its tickets.

     In addition, each country where we operate has its own travel agent licensing requirements. In the United Kingdom the U.K. Civil Aviation (Air Travel Organisers Licensing) Regulations 1995 require any person advertising or selling air travel in the United Kingdom to be bonded under an Air Travel Organisers Licence ("ATOL") granted by the Civil Aviation Authority. We have been granted an ATOL with the number 5301.

     In the United Kingdom we began issuing our own airline tickets in-house last year. In addition, we have an agreement with Apollo Travel under which Apollo Travel provides booking, ticketing, delivery and customer support services for package holidays provided via our Holiday Hotline or other ancillary service reservations in the United Kingdom.

     In France we issue all airline tickets using the IATA number of Degriftour.

     In Germany, we entered into an agreement with AER in July 2000, to fulfill the reservation requests of our customers accessing the German version of our web site. We pay AER a monthly fee and a flat-rate fee per ticket. In Sweden, we started in-house ticketing in June 2000 and no longer have a fulfilment partner. In Italy, Spain and The Netherlands we have arrangements with Turom Viaggi, Enclaves del Mudo and RSB Ruud Beins respectively, under which these travel agencies provide ticketing and delivery services for all flight bookings made over the Italian, Spanish and Dutch web sites. We have agreed to pay our ticketing partners a flat-rate fee per ticket.

     For fulfilment of hotel reservations, we entered into an agreement in September 1999 with Pegasus, the provider of the Private Label Reservation Service, which is a distribution access database. This agreement allows our registered subscribers to make real-time, on-line reservations at over 30,000 hotels around the world. We believe that one of the attractive features of the Private Label Reservation Service is that it allows us to provide our registered subscribers with access to the entire reservation database or to highlight only those hotels with which we have negotiated special rates. We believe the Private Label Reservation Service increases the depth and breadth of the hotel accommodations we can offer to our customers. At the same time, it provides us with the ability to focus our customers' attention on the hotels where they are likely to get the best value.

     For package holidays, users choosing to conduct searches for a customised package holiday will have access to a database containing last minute holiday deals from some of the premier holiday tour operators in the United Kingdom. In order to create this large database, we have combined package holidays offered by our package holiday suppliers with the package holiday database provided by Comtec. In September 1999, Apollo Travel entered into a three-year agreement with Comtec whereby Comtec provides Apollo Travel with access to the holiday package databases of over 30 package holiday operators. Under the terms of the agreement, Comtec provides details of "late availability" package holidays to Apollo Travel, which has been granted a non-exclusive licence to use and display the package holidays on our web site. Unlike our package holidays which are directly sourced through a provider, when registered subscribers access a holiday provided by Comtec, they are directed to a telephone service and are unable to make an on-line booking.


SEASONALITY

     Our business is subject to seasonal fluctuations, reflecting a combination of seasonality trends with respect to the products and services offered by us, as well as seasonality patterns affecting Internet use. For example, in the summer holiday periods the demand for travel services increases, and in winter holiday periods demand for gifts and, to a lesser extent travel services, increases. Internet usage tends to decline during the summer months. These seasonality factors result in our highest revenues being in the fourth quarter of our financial year and the lowest revenues being in the first quarter, as summer travel purchases generate significantly higher revenue than Christmas gifts and travel. Our results also may be affected by seasonal fluctuations in the products and services made available to us by participating suppliers. Furthermore, our business may be subject to cyclical variations for the products and services offered; for example, leisure travel and sales of luxury items tend to decrease in economic downturn.


TECHNOLOGY

     We believe that we have gained a competitive advantage through early investment in advanced technologies. By establishing partnerships with leading technology suppliers and strengthening the in-house development team, we are constantly increasing barriers to entry to our business.

     Since September 30, 2000 we have been utilising our new three-tier technology architecture. The new system offers three significant benefits for lastminute.com's customers and suppliers:

     o Speed - access to products on our site is quicker for customers, as are their transactions. Suppliers are able to download their inventory on the site faster and integrate their databases with lastminute.com more effectively.

     o Stability - the new system is able to support our growing subscriber base, providing greater reliability and improving the customer experience.

     o Scalability - the new architecture is designed to support our rapid growth and to provide a solid and "open" platform from which we can rapidly introduce new services and applications in numerous languages and countries.

     Systems administrators and network managers monitor and operate our web sites, network operations and transaction-processing systems. The continued uninterrupted operation of our web sites and transaction-processing systems is essential to our business, and our web site operations staff work to make the sites as reliable as possible.

     Over the coming year we will focus our efforts on reinforcing our technology leadership in European e-commerce by further developing better solutions to present the right offer to the right customer on the right device. We will continue to expand our product depth by linking into more suppliers directly and we expect to build significant relationships with several more package tour operators to enable our customers to find even more products at the last minute.


COMPETITION

     We compete with both on-line and traditional sellers of the products and services offered on our web site. The market for selling our product offerings over the Internet is new, rapidly evolving and intensely competitive. The traditional retail industry for the products and services we offer is intensely competitive.

     The suppliers who have the potential to be our competitors include suppliers who aggregate across sectors and suppliers focusing on specific sectors. Suppliers who aggregate across sectors collect a wide range of products, services and content from different suppliers and locations into one easy access point.

     Some suppliers which have businesses that originated off-line and are focused on specific sectors such as travel, entertainment or gifts have migrated elements of their businesses to the Internet. With respect to travel suppliers, our potential competitors include:

     o    Internet travel agents such as ebookers.com, Expedia and Travelocity;

     o full service travel agencies, such as Always, Flightbookers, Havas Voyages, L'tur, Nouvelles Frontieres, Thomas Cook, Trailfinders and Travelprice;

     o consolidators of both flights and holidays such as TravelSelect, that sell typically to the top travel agencies; and

     o individual airlines, such as United or American Airlines, or groups of airlines, such as Opodo and Orbitz, that may create joint web sites that market last minute fare sales on the Internet.

     In Germany, a travel web site, 5 vor 12, owns the Internet domain name "lastminute.de." In The Netherlands, TUI Group, a travel company, owns "lastminute.nl". See "Intellectual Property."

     With respect to hotels, our competitors include travel sites that have added hotels to their offerings and certain sector specialists, such as Hotel Reservation Network, Hotels and Travel, The Hotel Guide, Travlang, the AA Hotel Guide and the Good Hotel Guide.

     In the entertainment sector, some on-line sites are information providers for off-line ticket retailers, while others offer consumers the ability to purchase entertainment tickets on-line. Potential competitors in this sector include Tickets.com, Inc. and Ticketmaster-Citysearch.

     We potentially face competition from a number of large Internet companies and services that have expertise in developing on-line commerce and in facilitating Internet traffic, including Amazon.com, AOL, Microsoft and Yahoo!, who could choose to compete with lastminute.com either directly or indirectly through affiliations with other e-commerce companies. Other large companies with strong brand recognition, technical expertise and experience in Internet commerce could also seek to compete with us.

     Competition from these and other sources could have a material adverse effect on our business, results of operations and financial condition.

     We believe that the principal competitive factors that we must address include:

     o    a recognisable and defensible brand identity;

     o    strong relationships with suppliers and access to inventory;

     o    a broad geographic marketplace;

     o    maintenance of a sizeable registered user base;

     o    web site accessibility and ease of use;

     o    customer service and reliability of delivery; and

     o    technical capabilities and expertise.


INTELLECTUAL PROPERTY

     Our intellectual property rights include trade marks and domain names associated with the name "lastminute.com" and copyright and other rights associated with our web site, technology platform, software and other aspects of our business.

     We rely on a combination of trade mark, copyright and confidentiality laws to establish and protect our business and proprietary rights and information. We also rely on the English law of "passing-off," which may give rise to liability for misrepresentations made by other traders that result in damage to the goodwill or reputation of our business. We have no patents. We do not own the intellectual property rights in the software underlying our technology platform, but rely on software that we license from third-party suppliers. These third-party licenses may not continue to be available to us on commercially reasonable terms. The loss of any of the technology that we rely on could require us to obtain substitute technology of lower quality or performance standards or at greater costs or may interrupt our operations. To date, we have not been notified that the technology underlying our web site infringes the intellectual property rights of third parties.

     We have trade mark registrations for the lastminute.com logo in the European Union. We have made applications to register the names "last minute", "Doitlastminute" and "lastminute.com" in the European Union and "last minute" and a lastminute.com logo as trade marks in Norway. We have trade mark registration in the "lastmin" mark in the United Kingdom and the European Union. We have acquired trade mark registrations in Belgium, France, Luxembourg and The Netherlands for a device comprising a clock face with the words "last minute" across it. In Germany and The Netherlands, third parties own trade mark registrations incorporating the words "last minute." We have made an application to register a lastminute.com logo as a trade mark in Australia, China, Indonesia, Malaysia, Singapore and South Korea, and have made an application to register a lastminute.com logo and the name "lastminute" in Hong Kong, and have made an application to register a lastminute.com logo and the name "lastminute.com" in South Africa. We have registrations in a lastminute.com logo and the name "last minute" in Chile. No applications have been made to register our trade marks in the United States or Canada. In the United States and Canada there are a number of existing trade mark registrations that include the words "last minute." In the United States there are a large number of third parties who use the words "last minute" in their names. These two factors are likely to prevent any trade mark applications we may make in these jurisdictions from being granted.


PRIVACY POLICY

     We recognise the importance of maintaining the confidentiality of registered subscriber information and complying with applicable data protection legislation. We have established a privacy policy to help us to achieve this. Our current privacy policy can be found on our web site. We do not sell to any third party any registered subscriber's personal identifying information unless the registered subscriber has provided consent in accordance with relevant data protection legislation. We may also directly e-mail registered subscribers with details of future products and services if the registered subscriber has given its consent for us to do so. We may compile information provided by registered subscribers and information built from user behaviour for targeted advertising and content. For example, in the future we may, on behalf of an advertiser, send e-mail offers to all registered users who frequent a specific area of the site.


LEGAL PROCEEDINGS

     We are not currently involved in any material legal or arbitration proceedings. Since our inception, we have not been involved in any legal or arbitration proceedings that have had or may have a material effect on our financial position. We are not aware of any threatened or potential legal or arbitration proceedings which could have a significant effect on our financial position.

     In March 2000, L'tur Tourismus AG commenced legal proceedings against Last Minute Network Germany GmbH (now lastminute.com GmbH), our German subsidiary, in the District Court of Hamburg, Germany. Its complaint alleged that the use of the generic domain name "lastminute.com" is anticompetitive, is misleading with respect to "last minute" offers of travel commencing more than 14 days from the date of the offer and violates unfair trade practices law in Germany and sought to prevent us from using the lastminute.com domain name. On June 30, 2000 the District Court of Hamburg dismissed L'tur's claims in their entirety, ruling that Last Minute Network Germany GmbH (now lastminute.com GmbH) will be able to continue to offer last minute solutions under the URL www.lastminute.com, and further ruled that L'tur must bear all legal costs relating to the lawsuit. This remains an ongoing action.

     In March 2000 L'tur commenced legal proceedings against Last Minute Germany GmbH (now lastminute.com GmbH) in the District Court of Munich. Its complaint similarly contained allegations that the use of the domain name "lastminute.com" violates unfair trade practices law in Germany and is misleading to describe travel products as 'last minute" when travel commences more than 14 days from the date of the offer. L'tur are seeking to prevent us form offering such travel products. This remains an ongoing action.

     In September 2000 L'tur commenced proceedings against Last Minute Network Germany GmbH (now lastminute.com GmbH) in the District Court of Munich, Germany. Its complaint alleged that the use of the colour magenta is anticompetitive as this is a similar colour to the colour L'tur uses. In December 2000 we won at first instance. L'tur have appealed at the Regional Court. This remains an ongoing action.

     In February 2001 Last Minute Tour SPA commenced legal proceedings against Last Minute Network Limited and lastminute.com s.r.l. our Italian subsidiary in the Court of Milan. Its complaint alleged that use of the trademark lastminute.com constitutes an act of trade mark infringement of their Italian trade mark registration. They further claimed that our actions constitute an act of unfair competition in that we have created confusion in the market by adopting a similar trade mark to their mark. They are also seeking a declaration of non-infringement by them of our mark. Our defence was served on October 23, 2001 and it is expected that the trial will be scheduled for mid-2003.

REGULATION

INTERNET REGULATION

     There is at present no specific regulator for the Internet in the United Kingdom or in Europe. However, there are many applicable laws relating to the provision of Internet services and use of the Internet and Internet-related applications. Currently, the enforcement of these laws may fall within the powers and duties of a number of regulatory bodies. In June 2001 the United Kingdom government gave details of a new Communications Bill, which proposes the creation of a regulator, to be known as OFCOM, to regulate communications, including the Internet.

     The application of some of these laws to the Internet is currently being clarified and refined. There are a number of new legislative and regulatory proposals in the European Union. This environment gives rise to considerable uncertainty and, due to the lack of case law relating to recently adopted laws, the interpretation of ambiguous provisions significantly contributes to the uncertain situation. The issues in the main areas affecting our business are set out below.


DATA PROTECTION

     Because our web sites provide us with the ability to collect information about our customers, we are subject to rules and regulations concerning the treatment of this information.

     The European Union has adopted the "directive on the protection of individuals with regard to the processing of personal data and the free movement of such data" (the "Directive"). The Directive imposes restrictions on the collection, use and processing of personal data. Under the Directive, EU citizens are guaranteed rights, including the right of access to their personal data, the right to know where the data originated, the right to have inaccurate data rectified, the right to recourse in the event of unlawful processing and the right to withhold permission to use their data for direct marketing. The Directive could, among other things, affect companies like us that collect information over the Internet from individuals in EU member states.

     Unless certain exemptions apply, including obtaining the unambiguous consent of the individual, personal data may not be sent out of the European Economic Area ("EEA") unless the country to which it is sent has "adequate" data protection measures. The Directive does not, however, define what standards of privacy are "adequate." While a small number of countries, including Switzerland, have been found by the European Commission to provide an adequate degree of protection, the European Commission has not yet reached conclusions about the majority of countries with which we might wish to trade. As a result there can be no assurance that the Directive, or other independent national legislation, will not adversely affect our ability to send data collected from customers in EU member states to non-EEA countries. With respect to the United States, while the United States as a whole is not considered "adequate" in terms of data protection, the European Commission and the United States have agreed certain "safe harbour" arrangements, in force since November 2000, by which U.S. companies may agree to adhere to, which the European Commission consider to offer "adequate" protection. Subject to adherence by a U.S. company to the "safe harbour" arrangements, transfers of data to that company in the United States are permitted.

     The Directive was required to be implemented into national laws by the fifteen EU member states by October 25, 1998, although in many member states the laws implementing the Directive are not yet in force. The U.K. implementing legislation, the Data Protection Act 1998, came into force on March 1, 2000. Even though the purpose of the Directive is to harmonise the various national laws on data protection in the European Union, the requirements with respect to the collection and processing of data, the rights of users and the obligations imposed on companies collecting data vary to a substantial extent from country to country and may continue to do so in the future once the Directive has been implemented by the EU member states.

     French Law no 78-17 of January 6, 1978 "relative a l'informatique, aux fichiers et aux libertes" pre-dates the Directive but imposes similar requirements regarding personal data protection, including the obligation to make a declaration to the Commission Nationale Informatique et des Libertes ("CNIL"). As required in France, we have filed the necessary declaration with CNIL prior to processing member data and have complied with the requirement to inform members of various information relating to their right of access to personal information and their right to rectify any incorrect information held by us. In France, the Directive may also affect our European business by requiring the processing of data to be subjected to a prior authorisation procedure instead of a simple declaration to the CNIL and by strengthening the investigative powers of the CNIL.

     We may therefore be obliged to comply with different legislative requirements which could have an impact on our ability to collect data and share it with third parties, such as suppliers and advertisers. Further, we could be exposed to regulatory and judicial proceedings relating to privacy issues in any EU member state where our customers reside or where we are processing, or are deemed to process, personal data. Under the requirements of the national laws of many EU member states and the principles of the Directive, we will have to take steps to advise customers and registered subscribers when personal data is, or may be, collected and allow them the option to object to such collection.

     The European Union has also adopted "the directive concerning the processing of personal data and protection of privacy in the telecommunications sector" (the "Telecommunications Sector Directive"). The Telecommunications Sector Directive covers the processing of personal data in connection with publicly available telecommunications services and public networks, and includes provisions relating to use of traffic and billing data and the use of personal data for direct marketing. These restrictions may limit the amount of time we can hold such data and restrict our ability to use personal information, which we hold for this purpose. The EU member states were, subject to exceptions, required to implement the Telecommunications Sector Directive by October 25, 1998. The Telecommunications Sector Directive has now been implemented in the United Kingdom. Delays in implementation have occurred in some of the other EU member states. There is a further proposed directive relating to processing of personal data and the protection of privacy in the electronic communications sector, which extends the ambit of the regulation to private as well as public service companies.

     We also make use of cookies, to track demographic information and to target advertising, that may become subject to increased levels of legislation limiting or prohibiting their use. Germany has specific legislation, which prevents providers of Internet access from using cookies without the prior approval of users and the aforementioned further proposed directive relating to processing of personal data and the protection of privacy in the electronic communications sector, as presently proposed, will require companies in the EU members states to give clear and comprehensive information about the use of cookies prior to using any website, and to give the user an option to refuse such use. In France, CNIL has issued a recommendation that the use of cookies should be disclosed to users and that users should be informed of their right to oppose their use and that the misuse of cookies can give rise to criminal liability in certain circumstances. Under the Directive, cookies are likely to be considered as a means of processing data and may be regulated by the principles of the Directive if data qualifying as personal data is collected. It is also possible that cookies will be subject to increased levels of legislation limiting or prohibiting their use. Limitations on, or the elimination of, our use of cookies, or obligations on us to allow registered subscribers to object to the use of cookies could limit the effectiveness of the advertisements that are delivered on our web sites.

     To the best of our knowledge, we are in compliance with data protection registration or registration requirements in the other jurisdictions in which we operate and our registrations are sufficient for our current operations. We also actively monitor our collection and use of personal data to ensure compliance with the data protection legislation in force, and to be implemented, to ensure that we can continue to use and disclose personal data relating to our customers and registered subscribers in a way which is beneficial to our business.


CONTENT REGULATION

     There is little specific regulation of Internet content in the United Kingdom or the European Union. However, the provision of content on the Internet may fall within generally applicable legislation in these and other jurisdictions. For example, general advertising laws and regulations in the United Kingdom and other jurisdictions apply to advertising on the Internet in the same way as advertising by way of other media. Laws relating to obscene publications and defamation may result in limitations on the type of content, including advertisements, available on our service or increased liability to us for information carried on our service.

     Under French law, if a web page can be viewed in France, any potential offence that arises out of this web page will be subject to the jurisdiction of the French courts and French law.

     lastminute.com's liability stems from advertisements and the release of information to users of its site. In its report of July 2, 1998 on the Internet and digital networks, the Conseil d'Etat, France's highest administrative tribunal, stipulated that the Internet should be considered as advertising space and that existing legal rules should be applied.

     The rules governing circulation of advertising messages and information include:

     o Rules on the protection of minors (regulation of pornographic or violent messages);

     o Ban on deceitful or misleading advertising (advertising must be truthful);

     o    Regulations on comparative advertising;

     o    Obligation to specify that a message is an advertisement;

     o Specific regulations for certain products (tobacco, alcohol, drugs, etc.);

     o    Rules on sending unwanted advertising messages by e-mail (spamming);

     o    Obligation to use the French language (Loi Toubon);

     o Application of the Sapin Act of January 29, 1993 on bribery prevention and transparency in economic relations and public procedures;

     o    Special rules on audiovisual advertising; and

     o    Press publication offences.

     These texts cover all aspects of Internet sites and therefore not only concern web pages, but also banners, e-mail, icons, sound, text, pictures and hypertext links.


DOMAIN NAMES AND TRADE MARK RIGHTS

     We may be prevented, by reason of third party trade mark rights, from using the name "lastminute.com" or other of our brand names and images and we may be unable to prevent others using these or similar names as domain names, brand names or otherwise in competition with us. Our ability to register additional domain names may be limited by the requirements of local or national domain name registrars or administrators, including the requirement to have a local subsidiary or be a resident of the country for which a domain name is applied, as well as by the existence of third parties' domain name registrations. See "Intellectual Property."

     Under French law, the registration authority for .fr domain names, the Association Francoise pour le Nommage Internet en cooperation, requires, in order to register a domain name, proof that this name is either the trade name of a company or an association, a family name, or a registered trademark. Thus, there are limited risks that a particular domain name can be registered with someone who has no right over it.


JURISDICTIONAL EXPOSURE

     Due to the global nature of the Internet, it is possible that, although the servers and infrastructure used to provide our services are based in the United Kingdom and France and transmission by us and our users of content over the Internet originates primarily in the United Kingdom, the governments of other countries might attempt to regulate the content contained in or transmitted using our services or prosecute us for violations of their laws. As our content is available over the Internet all around the world, these jurisdictions may claim that we are required to qualify to do business in each country or that we are required to notify governmental authorities of our activities, including those activities relating to the collection and processing of personal data, for example. Any such legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other on-line services could increase our costs or restrict the areas in which we may conduct business. In this vein, the EU Council of Ministers adopted a regulation in December 2000, which came into effect on March 1, 2002, on the jurisdiction and recognition and enforcement of judgement in civil and commercial matters

     This is likely to mean that consumers that are party to on-line contracts will in many cases be entitled to sue in their own jurisdiction irrespective of the location of the contractual counter-party.

E-COMMERCE AND ELECTRONIC SIGNATURES

     The laws relating to e-commerce are being reviewed, and in many cases formulated, in differing jurisdictions around the world.

     In June 2000 the EU Council of Ministers formally adopted the European Commission's proposed directive on "legal aspects of electronic commerce in the Internal Market" (the "E-Commerce Directive"). The aim of the E-Commerce Directive is to ensure the free movement of electronically provided services, including e-commerce, within the member states of the European Union. EU member states were expected to implement the directive before January 17, 2002 although, to date, not all member states, including the United Kingdom, have implemented. Significant provisions of the draft E-Commerce Directive provide:

     o that EU member states must ensure that their legislation allows contracts to be concluded electronically, subject to a limited number of exceptions;

     o that mere carriers of information over, or providers of access to, communications networks will not be liable for the content of that information;

     o that a provider of hosting services will not be liable for the information hosted, except where it knows that it is illegal and does not disable access to that information; and

     o    clarification of jurisdictional and some contract formation issues.

     Closely connected with electronic commerce is the issue of electronic signatures. In December 1999, the EU Council of Ministers adopted a "directive on a common framework for electronic signatures" (the "Electronic Signatures Directive"). The directive establishes a framework in which "certification service providers" issue "qualified certificates" which link individuals to their public keys in the case of public key cryptography or other devices used to verify their electronic signatures. Public keys are codes that are used in public key cryptography, also known as asymmetric cryptography, together with so-called private keys. Every user of the system has a pair of private and public keys. The private key is kept secret, but the public key is published and made available to third parties. The combination of the private key and a third party's public key can be used for confidential correspondence between the parties, authentication of encrypted documents and verification of the document's integrity. This system is enhanced when a third verification party is included. That party administers a database of public keys, enabling verification of the source of documents "signed" with a particular private key. The Electronic Signatures Directive also sets out criteria for the legal recognition of electronic signatures, in the hope that this will promote e-commerce both within the European Union and other countries.

     In the United Kingdom the Electronic Signatures Directive has been substantially implemented through the Electronic Communications Act. This provides for an approval scheme for businesses and other organisations providing cryptography services and for the legal recognition of electronic signatures.

     In France, Law no. 2000-230 of March 12, 2000 implements the Electronic Signatures Directive although it has not yet received final decree so there is some uncertainty as to whether an electronic signature will in practice be treated the same as a written signature. Law no. 96-659 of July 26, 1996 and four decrets passed in 1996 otherwise strictly regulate cryptology in France. A declaration to Service Central de la Securite des Systemes d'Information ("SCSSI") is required for encryption devices using a key between 40 and 128 bits and prior authorisation is required for devices using a key exceeding 128 bits.

     The distance selling directive was adopted by the EU in 1997 (the "Distance Selling Directive") and was required to be implemented by EU member states by June 4, 2000. Essentially, it applies to consumer transactions where the buyer and seller never meet and would cover buying products over the Internet. The purpose of the Distance Selling Directive is to ensure there is a minimum level of information given to the buyer. This information includes the identity of the seller, the characteristics of the goods being sold, the full price and the cost of delivery. It also gives the buyer a cooling-off period. Most of the provisions of the Distance Selling Directive do not, however, apply to contracts for the provision of certain travel related services (e.g. transport, leisure or accommodation). Contracts for certain financial services are also entirely excluded and are to be regulated separately. In the United Kingdom, the Distance Selling Directive has been implemented through the Consumer Protection (Distance Selling) Regulations 2000 that came into force on October 31, 2000.

     In France, Law no. 2001-1 of January 3, 2001 entitles the French government to implement the Distance Selling Directive by means of an "ordonnance" and French law otherwise provides similar protection to English law on distance selling.

     In July 1999, the European Commission issued a revised proposal for a directive on distance marketing of consumer financial services. If implemented, it would require legislation to be passed by E.U. member states imposing consumer protection measures upon financial services product providers and their intermediaries. These would apply to the extent they market such products (including mortgages and other loans of credit and insurance) exclusively by means of an organised distance sales scheme, including by Internet and e-mail. Until these directives and other national measures are implemented in the United Kingdom and other relevant jurisdictions, our activities in the field of electronic commerce will be subject to a large number of uncertainties within Europe and elsewhere.

     As part of our expansion into distribution channels other than the Internet, we will be acting as a content provider to third-party interactive television provider Telewest, wireless access protocol providers T-Motion, Vizzavi, BT Cellnet and Orange and for personal digital assistant provider Advantgo. We will not be required to obtain any additional regulatory licenses for this content provision as the relevant third-party providers will provide services under their relevant licenses pursuant to the Broadcasting Acts 1990 and 1996, Telecommunications Act 1984 and the Wireless Telegraphy Acts 1949-1967, as applicable.


ORGANISATIONAL STRUCTURE

     Last Minute Network Limited was incorporated in England and Wales on April 1, 1998 as a private limited company. lastminute.com plc was incorporated in England and Wales with registration number 3852152 on October 1, 1999 under the Companies Act 1985 as a private limited company with the name Vibetron Limited. We changed our name to lastminute.com Limited on January 14, 2000 and re-registered as a public limited company on February 24, 2000. lastminute.com plc is the holding company of Last Minute Network Limited, our wholly owned and principal operating subsidiary in the United Kingdom. Last Minute Network Limited was incorporated in England and Wales with registration number 3538456 on April 1, 1998 under the Companies Act 1985 as a private company with limited liability.

     Our investments in subsidiaries and joint ventures are as follows:

                                              COUNTRY OF
                                           REGISTRATION OR     PRINCIPAL     ORDINARY
             NAME OF COMPANY                INCORPORATION      ACTIVITY     SHARES HELD
----------------------------------------   ----------------   -----------   -----------
Last Minute Network Limited (1).........   England and Wales  Marketer         100%
Lastminute.com GmbH.....................   Germany            Marketer         100%
Last Minute Network S.A.R.L.............   France             Marketer          99%
Lastminute AB...........................   Sweden             Marketer         100%
Revalfi S.A. ...........................   France             Marketer         100%
Voyages Sur Mesures S.A. ...............   France             Marketer         100%
Activnet S.A.R.L........................   France             Marketer         100%
Lastminute Travel AB....................   Sweden             Non trading      100%
Lastminute.com BV.......................   The Netherlands    Marketer         100%
Lastminute.com s.r.l....................   Italy              Marketer          99%
Last Minute s.p.r.l.....................   Belgium            Non trading      100%
Last Minute Network Limited.............   Ireland            Non trading       50%
Last Minute A/S.........................   Norway             Non trading      100%
Last Minute A/S.........................   Denmark            Non trading      100%
Urbanbite Limited(1)....................   England and Wales  Marketer         100%
Urbanbite BV............................   The Netherlands    Marketer         100%

INVESTMENTS IN JOINT VENTURES
lastminute.com (Australia) Pty Limited..   Australia          Marketer         25.1%
Lastminute Network S.L..................   Spain              Marketer         30.0%
Lastminute.com (Pty) Limited............   South Africa       Marketer         25.1%
Lastminute.com Japan Limited............   Japan              Non trading      32.9%

---------------
(1)  directly held by lastminute.com plc

PROPERTY, PLANTS AND EQUIPMENT

FACILITIES

     Our principal offices are located at 4 Buckingham Gate, London SW1E 6JP, United Kingdom and have a floor area of approximately 21,000 square feet.

     We also lease office space in:

     o    France, located at 12, avenue des Beguines, 95800 Cergy Saint
          Christophe

     o    Germany, located at Kirchenstrasse 68, 81675 Munich;

     o    Italy, located at Via Pirelli 32, 20124 Milan;

     o    Sweden, located at Hantverkargatan 78, 11238 Stockholm;

     o    The Netherlands, located at Westeinde 14, 1017 ZP, Amsterdam;

     All our offices are used solely for the purposes of the operation and administration of our businesses, although certain of our hardware for our hosted servers are maintained at locations of our suppliers. For further information on our operating lease commitments please refer to note 20 of notes to the financial statements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes thereto included elsewhere in this Annual Report. This discussion and analysis is based on our financial statements, which have been prepared in accordance with UK GAAP. A discussion of the principal differences between UK GAAP and US GAAP, in so far as they affect net income and shareholders' equity, is set out in note 29 of notes to the financial statements.


OVERVIEW

     Last Minute Network Limited was incorporated in England and Wales on April 1, 1998 as a private limited company and commenced offering products and services on the lastminute.com web site in October 1998. lastminute.com plc was incorporated in England and Wales on October 1, 1999 as a private company with the name Vibetron Limited, which was changed to lastminute.com Limited. In February 2000, the Company implemented a share capital reorganisation whereby the shares of Last Minute Network Limited were exchanged for shares in lastminute.com Limited having equivalent rights and restrictions. Subsequently, lastminute.com Limited re-registered as a public limited company, lastminute.com plc, which completed its Initial Public Offering, including listings in London and New York, in March 2000.

     The Company's primary activities during the period prior to launch of the United Kingdom version of the lastminute.com web site consisted of creating our web site, recruiting and training employees, developing a business model, implementing systems to support the business model, developing relationships with suppliers and developing the lastminute.com brand. Operations commenced on October 1, 1998 on the United Kingdom web site with the sale of last minute deals on flight and hotel room reservations, entertainment and gifts. Since that time, the business has grown significantly and now offers last minute opportunities for travel services, including flight bookings, hotel room reservations, car hire and package holidays; leisure, including entertainment events, restaurant reservations and services; gifts; auctions; specialities and eating-in services.

     We commenced operations on the French version of our web site in September 1999, the German version in October 1999, the Swedish version in December 1999 and the Australian version in August 2000. During the year ended September 30, 2001 we launched operations in Spain, Italy and The Netherlands and substantially increased our French offering through the acquisition of Degriftour. We are continuing our strategy of focusing on the core markets of the United Kingdom, France and Germany, whilst at the same time growing non-core satellite markets.


ACQUISITIONS

     On October 23, 2000, we formally completed the acquisition of the entire issued share capital of the Degriftour Group. Goodwill arising on the transaction amounted to pound sterling 58.6 million under UK GAAP and is being amortised on a straight-line basis over four years. Effective management control of Degriftour passed to us on September 30, 2000 and accordingly our consolidated balance sheet as at September 30, 2000 and 2001 incorporates the assets and liabilities of the Degriftour group of companies. See note 15 of notes to the financial statements.

     On October 23, 2000, the date of completion, we paid in cash, as part consideration for the acquisition of the Degriftour group of companies, 35 million euros (pound sterling 21.4 million). On the same day, 19,700,000 new pound sterling 0.01 ordinary shares were issued at a market value of pound sterling 1.39 per share also in consideration for the acquisition. On October 23, 2001 the final deferred consideration for the acquisition of 10 million euros (pound sterling 6.3 million) was paid.

     The profit and loss account and statement of cash flows do not include any results for the Degriftour Group for the year ended September 30, 2000. The pro-forma total transaction value and gross profit, as if the Degriftour Group had been part of lastminute.com for the full year ended September 30, 2000, were approximately pound sterling 91 million and pound sterling 12.7 million respectively.

     On July 13, 2001, the Group acquired Urbanbite Limited for a consideration which was satisfied by the issue of 442,151 new ordinary shares at 33.9p each in lastminute.com plc. Goodwill arising on the acquisition has been capitalised and is being amortised over four years. The investment has been included in the consolidated financial statements using the acquisition method of accounting from July 13, 2001. The Directors do not consider this to be a material acquisition. Refer to note 15 of notes to the financial statements.

JOINT VENTURES

     In August 2000 we launched a fully localised Australian version of the web site. During the financial year ended September 30, 2001 following the granting of local regulatory approval, our South African version commenced operations. The Australian and South African operations are treated as joint ventures because board control is split between the respective investing entities.

     On September 1, 2001 the Group entered into a joint venture agreement with Sol Melia Travel S.A. in relation to its Spanish entity. The joint venture was established by Sol Melia Travel S.A. subscribing for an interest of 70% in Lastminute Network S.L. for 429,000 euros in cash. Lastminute Network S.L. was previously a 100% trading subsidiary of the Group. The Group now holds 30% of the share capital of the Spanish company and its investment in the company is treated as a joint venture because the board control is split between the investing entities. Both parties have the power of veto over any major decision.


DEFINITIONS

     Key factors in understanding the results of the Group's operations are total transaction value (TTV), turnover and gross margin, and the relationships among these variables. The following definitions apply:

     Total Transaction Value (TTV)

     TTV, which is stated net of value added tax and associated taxes, does not represent the Group's turnover. In the majority of transactions, where the Group acts as agent or cash collector, TTV represents the price at which goods or services have been sold across the Group's various platforms. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of goods or services provided. In such cases TTV represents the flat fee commission earned. In the small number of cases where the Group acts as principal, TTV represents the price at which goods or services have been sold across the Group's various platforms.

     Turnover

     Turnover consists of commissions earned on products and services sold, including airline tickets, hotel room reservations, package holidays, tickets to entertainment events, restaurant reservations and gifts, as well as the value of the transactions in the limited instances where we acted as principal, mainly in connection with sales of some entertainment tickets.

     In the majority of cases, we do not take ownership of the products being sold and act as agent, receiving a commission from the supplier of the products being sold while assuming no inventory risk. In these cases, turnover represents commission earned, less amounts due or paid on any commission shared. In a limited number of cases, we act as principal, and purchase the products for resale. Where we act as principal, turnover represents the price at which the products are sold across the web site. Additional revenue streams (e.g. sponsorship and advertising) also contribute to turnover.

     Turnover is recognised once charges to the customer's credit card have been made, except for travel as noted below, and is stated exclusive of value added tax and associated taxes. Travel turnover is recognised at the date of departure of the customer.

     When we act on an agency basis, we do not receive payment for the sale, but are paid a direct commission from the supplier. We verify that the credit card being used by the customer is valid, but the supplier authorises the purchase and pays the transaction fee on the credit card. The cash-collector sales model is similar to a consignment framework. Although we collect payment for the sale of merchandise or vouchers, we do not carry any inventory risk. When we act on a cash-collector basis, we authorise the purchase and pay transaction fees on the credit card; however, we may also benefit from a higher commission from the supplier. In limited instances, usually with respect to entertainment tickets, we act as principal, where we take inventory risk and recognise as turnover the entire value of the transaction. Whether we act as agent, cash-collector or principal, turnover is recognised once charges to the customer's credit card have been made or payment is received, except in the case of travel, which is discussed above.

     We generally earn industry standard commissions on most of the products we offer on our web site, which vary by industry segment. However, from time to time for strategic reasons, we have entered into, and may in the future enter into, arrangements with our suppliers to accept commissions that are lower than industry standards, which may have an adverse effect on our turnover.

     Cost of Sales

     Cost of sales principally represents the cost of entertainment tickets purchased in transactions where we act as principal.

     Gross Margin

     Gross margin is defined as gross profit over total transaction value.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     lastminute.com's operating and financial review and prospects are based upon lastminute.com's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The preparation of these financial statements requires lastminute.com to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, lastminute.com evaluates its estimates, including those related to intangible assets. lastminute.com bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     lastminute.com believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

     lastminute.com reviews goodwill for signs of impairment at the end of the first full year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recovered. Future adverse changes in market conditions or poor operating results of underlying investments could result in an inability to recover the carrying value of goodwill that may not be reflected in the current carrying value, thereby possibly requiring an impairment charge in the future.


IMPACT OF CURRENCY FLUCTUATIONS

     The Company's functional currency and that of Last Minute Network Limited, our principal U.K. operating subsidiary, is pounds sterling. The functional currency of Last Minute Network S.A.R.L., and the Degriftour Group was the French franc until December 31, 2001 (euros from January 1, 2002). Approximately 90% of our turnover and operating expenses were denominated in either pounds sterling or French francs until December 31, 2001. However, we have established web sites in nine countries - the United Kingdom, France, Germany, Sweden, Italy and The Netherlands, and through joint venture agreements in Australia, South Africa and Spain and we intend to expand into other geographical regions. In connection with our international growth, we anticipate that turnover derived from the non-United Kingdom versions of our web site will be generally denominated in the currency associated with the country or region targeted by the relevant version. Likewise, we expect a significant portion of our operating expenses relating to our operations outside the United Kingdom to be denominated in local currencies.

     Transaction revenues and expenses in a foreign currency are recorded at the average rate of exchange for the month during which the transaction or expense occurs. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Exchange differences arising from the retranslation of opening net assets denominated in foreign currencies to period end rates are taken direct to shareholders' funds. All other exchange differences are charged or credited to income.

     As a result of the significant investment in its French subsidiaries, the Group's balance sheet could be significantly affected by movements in the euro/sterling exchange rate. The Group has not sought to hedge against this structural currency risk due to the relatively stable nature of the relationship between the two currencies. See note 22 of notes to the financial statements.

OPERATING RESULTS

                                                   1999    % CHANGE     2000   % CHANGE    2001
                                                 --------  --------  --------  --------  --------
                                                                    (L THOUSANDS)
Total transaction value (TTV)...............      2,647     1,192%     34,189     263%    124,210
Group turnover..............................        195     1,818%      3,740     391%     18,369
Cost of sales...............................         18     2,127%        401     191%      1,165
                                                 ------               -------            --------
Gross profit................................        177     1,786%      3,339     415%     17,204
                                                 ------               -------            --------
Gross margin................................        6.7%                 9.8%                13.9%

Operating costs before depreciation and           4,711       780%     41,473      23%     50,794
amortisation................................
Depreciation................................         33      3891%      1,317     564%      8,744
Goodwill amortisation.......................         --                    --              14,660
                                                 ------                ------            --------
Total operating costs.......................      4,744                42,790              74,198
                                                 ------                ------            --------
Group operating loss                             (4,567)              (39,451)            (56,994)
Share of operating loss in joint ventures...         -                    (75)               (196)
Interest receivable.........................         68                 3,777               3,480
Interest payable and similar charges........         (1)                  (41)                (36)
Tax on loss on ordinary activities..........         -                     -                  158
                                                 ------               -------            --------
Loss for the financial year.................     (4,500)      695%    (35,790)     50%    (53,588)
                                                 ======               =======            ========


YEAR ENDED SEPTEMBER 30, 2001 COMPARED WITH YEAR ENDED SEPTEMBER 30, 2000

     Total Transaction Value (TTV) and Turnover

     TTV of products and services sold through our website and other electronic platforms for the year ended September 30, 2001 was pound sterling 124.2 million compared to pound sterling 34.2 million for the year ended September 30, 2000. Turnover for the year ended September 30, 2001 was pound sterling 18.4 million, compared to pound sterling 3.7 million for the year ended September 30, 2000. These increases were achieved as a result of our international expansion, increased conversion of registered subscribers to customers, increased average spend per item sold as well as the expansion of products and services available to our customers.

     For the year ended September 30, 2001, 62.5% of our turnover was derived from sales outside the United Kingdom compared to 17.5% in the prior year, predominantly as a result of the acquisition of the Degriftour Group and the increased investment in overseas operations.

     Cost of Sales

     Total cost of sales for the year ended September 30, 2001 amounted to pound sterling 1.2 million, compared to pound sterling 0.4 million for the year ended September 30, 2000. The increase in cost of sales was primarily due to the increased number of entertainment tickets purchased by us as principal for resale. The low level of cost of sales relative to TTV and turnover continues to reflect the low level of risk inventory carried by the Group.

     Gross Profit and Gross Margin

     Gross profit for the year ended September 30, 2001 was pound sterling 17.2 million, compared to pound sterling 3.3 million for the ended September 30, 2000.

     Gross margin has grown from 9.8% for the ended September 30, 2000 to 13.9% for the year ended September 30, 2001. This increase not only reflects the success in raising our advertising and sponsorship revenues but also demonstrates the benefits accruing from the improved relationships and arrangements with suppliers brought about through scale and negotiation.

     Operating Costs before Depreciation and Amortisation

                                                  2000     % CHANGE     2001
                                                 ------    --------    ------
                                                        (L THOUSANDS)
OPERATING COSTS BEFORE DEPRECIATION AND
   AMORTISATION
Product development........................       8,551      (10%)      7,680
Sales and marketing........................      19,076       41%      26,860
General and administration.................       9,176       70%      15,641
Non-cash share-based compensation..........       4,582      (74%)      1,181
National insurance provision...............          88     (745%)       (568)
                                                 ------                ------
                                                 41,473                50,794
                                                 ======                ======

     Product Development

     Product development expenses consist of the costs associated with maintaining our technology platform, personnel costs, web hosting fees, software license fees and other expenses associated with the ongoing operations of our website and associated electronic platforms. Costs are expensed as incurred.

     Costs incurred in developing software for internal use, which have measurable economic viability, are capitalised when the software reaches the application development stage and are amortised over the expected useful life of the software, which is between two to three years. Costs incurred in developing and enhancing the website are capitalised as incurred if the measurable economic viability of the expenditure can be determined and are amortised over the expected useful life of the web site, which is between two to three years. During the year, we capitalised pound sterling 5.3 million of website development costs (2000: pound sterling 6.5 million).

     Product development expenses for the year ended September 30, 2001, before any charges for non-cash share-based compensation and the provision for National Insurance, were pound sterling 7.7 million, a decrease of 10% from pound sterling 8.6 million for the year ended September 30, 2000. This reduction reflects the commitment to continue to reduce costs as we move forward towards profitability. The decrease represents the Group's shift in focus from the establishment of our web site platform (which was completed in October 2000) to ongoing maintenance of that and other technology platforms.

     Sales and Marketing

     Sales and marketing expenses include:

     o off-line advertising expenses, such as radio, newspaper and other print advertising and outdoor media;

     o on-line advertising expenses, including fees paid to maintain links from our on-line marketing partners' web sites and commissions paid to our on-line marketing partners on purchases made by customers who were referred from their web sites;

     o    compensation for our sales and marketing personnel;

     o    ticketing expenses and credit card verification and processing fees;

     o provisions for redemption of Award Minutes, a customer loyalty scheme introduced in 1999; and

     o    customer service.

     We expense the cost of advertising at the time production occurs and expense the cost of communication advertising in the period in which the advertising space or airtime is used.

     Total sales and marketing expenses for the year ended September 30, 2001, before any charges for non-cash share-based compensation and the provision for National Insurance, were pound sterling 26.9 million, an increase of 41% from pound sterling 19.1 million for the year ended September 30, 2000. This reflects the increased scale of the business during the year. However, sales and marketing expenses fell as a proportion of TTV from 55.8% in 2000 to 21.6% in 2001 as we leveraged our fixed cost base across a wider income stream.

     General and Administration

     General and administration costs consist primarily of compensation for financial, human resources and administrative personnel fees for outside professionals, telecommunications and other overhead costs, including occupancy expense. General and administration costs for the current year, before any charges for non-cash share-based compensation and the provision for National Insurance, increased due to the increased scale of business to pound sterling
15.6 million for the year ending September 30, 2001 from pound sterling 9.2 million for the year ending September 30, 2000, falling as a percentage of TTV from 26.8% to 12.6%.

     Non-cash Share-based Compensation

     Non-cash share-based compensation is based on the difference between the exercise price of share options granted under the Group's share option schemes and the market value of the underlying ordinary shares at the date of grant. A non-cash charge of pound sterling 1.2 million was recorded as an expense for the year ended September 30, 2001, compared to pound sterling 4.6 million for the year ended September 30, 2000. The decrease in the charge during the year is primarily due to option lapses.

     National Insurance Provision

     The Group provides for National Insurance contributions on options granted to U.K. employees under its share option schemes and the provision is directly linked to the Company's share price. A credit of pound sterling 0.6 million for National Insurance contributions in relation to share-based compensation was recorded during the year ended September 30, 2001, compared to a charge for the year ended September 30, 2000 of pound sterling 0.1 million, due to a fall in the Company's share price at September 30, 2001 compared to September 30, 2000.

     Depreciation

     The depreciation charge relates to the depreciation of computer systems, equipment and computer software. Depreciation amounted to pound sterling 8.7 million for the year ended September 30, 2001 compared to pound sterling 1.3 million for the year ended September 30, 2000. Charges have increased during the year reflecting the start of depreciation on the capital expenditure relating to our web site platform, the development of which was completed in early October 2000.

     Goodwill Amortisation

     For the year ended September 30, 2001 goodwill amortisation totalled pound sterling 14.7 million in relation to the acquisitions of the Degriftour Group and Urbanbite Limited (2000: nil). Goodwill is being amortised over four year periods from the respective dates of acquisition.

     Interest Receivable

     Interest receivable consists primarily of interest income on cash held. Interest income decreased by 8% to pound sterling 3.5 million for the year ended September 31, 2001 from pound sterling 3.8 million for the year ended September 30, 2000. For the year ended September 30, 2001 interest income decreased due to lower interest rates for deposits and reduced cash balances held.

     Tax on Loss on Ordinary Activities

     As a result of the loss for the years ended September 30, 2001 and 2000, no U.K. corporation tax charge arose. A pound sterling 158,000 overseas corporation tax credit arose in the year ended September 30, 2001 as a result of the French losses from Degriftour. At September 30, 2001 the Group has estimated tax losses of pound sterling 59.7 million (2000: pound sterling 31.9 million) available to carry forward without expiry and to offset against future trading profits.

     Loss for the Financial Year

     The loss on ordinary activities for the year ended September 30, 2001 was pound sterling 53.6 million compared to a loss of pound sterling 35.8 million for year ended September 30, 2000, for the reasons stated above. The loss for the year includes a share of the operating losses from the joint ventures operated in Australia, South Africa and, from September 1, 2001, Spain.

     Loss per Share

     The Group's loss per share for the year ended September 30, 2001 (31.50)p per share, or (157.50)p per ADS for the year ended September 30, 2001, compared to a loss of (36.39)p per share or (181.95)p per ADS, in the year ended September 30, 2000.

YEAR ENDED SEPTEMBER 30, 2000 COMPARED WITH YEAR ENDED SEPTEMBER 30, 1999

     Total Transaction Value (TTV) and Turnover

     TTV of products and services sold through our website and other electronic platforms for the year ended September 30, 2000 was pound sterling 34.2 million compared to pound sterling 2.6 million for the year ended September 30, 1999.

     Turnover for the year ended September 30, 2000 was pound sterling 3.7 million, compared to pound sterling 195,000 for the year ended September 30, 1999. TTV and turnover in 2000 increased due to the expansion of products and services available through our web site and, as market awareness and functionality of our web site improved, the increase in items sold due to the growth of our customer and registered subscriber bases. In addition, a new revenue stream commenced in 2000 from the sponsorship of our weekly e-mail and from advertisements placed on our web sites. The increase in turnover in 2000 was also due to the launch and subsequent growth of the operations in Germany, France and Sweden.

     For the year ended September 30, 2000, 17.5% of our turnover was derived from sales outside the United Kingdom. In previous periods, our entire turnover was derived from sales within the United Kingdom.

     Cost of Sales

     Total costs of sales for the year ended September 30, 2000 amounted to pound sterling 0.4 million, compared to pound sterling 18,000 for the year ended September 30, 1999. The increase in cost of sales was primarily due to the increased number of entertainment tickets purchased by us as principal for resale. The low level of cost of sales relative to TTV reflected the low level of inventory risk taken by us.

     Gross Profit and Gross Margin

     Gross profit for the year ended September 30, 2000 was pound sterling 3.3 million, compared to pound sterling 177,000 for the year ended September 30, 1999. Gross profit increased in 2000 reflecting our increased sales volume and income earned from the sponsorship of our weekly e-mail and from advertisements placed on our web sites that contributed to turnover and gross profit.

     Gross margin for the year ended September 30, 2000, increased by 3.1 percentage points to 9.8% from 6.7% for the year ended September 30, 1999. The increased gross margin reflects higher commission rates negotiated with our suppliers as well as the introduction of sponsorship and advertising as new revenue streams.

     Operating Costs before Depreciation and Amortisation

                                                   1999    % CHANGE    2000
                                                  ------   --------   ------
                                                         (L THOUSANDS)
OPERATING COSTS BEFORE DEPRECIATION AND
   AMORTISATION
Product development........................        1,085      688%     8,551
Sales and marketing........................        1,181    1,515%    19,076
General and administration.................        1,173      682%     9,176
Non-cash share-based compensation..........          672      582%     4,582
National insurance provision...............          600      (85%)       88
                                                  ------              ------
                                                   4,711              41,473
                                                  ======              ======


     Product Development

     Product development expenses for the year ended September 30, 2000, before any charges for non-cash share-based compensation and the provision for National Insurance, were pound sterling 8.6 million, an increase from pound sterling 1.1 million for the year ended September 30, 1999. In 2000, these expenses increased due to the build, testing, and release of the new architecture as well as the continued investment in new platform technologies, e.g. WAP (Wireless Application Protocol) and IVR (Interactive Voice Recognition). The majority of these costs are expensed as incurred. However, with respect to expenses relating to our new architecture, during the year ended September 30, 2000 we capitalised pound sterling 6.5 million of costs as the site upgrade had reached application development stage, which are being amortised over two years.

     In 1999, product development expenses were comprised primarily of compensation to our information technology staff and payments to outside contractors, web hosting and Internet communications and other expenses associated with operating our web site.

     Sales and Marketing

     Sales and marketing expenses for the year ended September 30, 2000, before any charges for non-cash share-based compensation and the provision for National Insurance, were pound sterling 19.1 million, an increase from pound sterling 1.2 million for the year ended September 30, 1999. The increase in 2000 was primarily due to increased payroll, increases in our advertising and promotional expenditures and our expansion outside the United Kingdom.

     General and Administration

     General and administration costs, excluding any charges for non-cash share-based compensation and amounts provided for National Insurance contributions, for the year ended September 30, 2000 increased to pound sterling
9.2 million from pound sterling 1.2 million for the year ended September 30, 1999. This increase in general and administrative costs results from the development in our infrastructure in the United Kingdom and France and in relation to the start-up costs for the Spanish, Dutch and Italian operations, and the hiring of additional staff to support our increased transaction volume.

     Non-cash Share-based Compensation

     A non-cash charge of pound sterling 4.6 million was recorded as an expense for the year ended September 30, 2000, compared to pound sterling 0.7 million for the year ended September 30, 1999. The increase in the charge during the year ended September 30, 2000 is due to further options being granted.

     National Insurance Provision

     A provision of pound sterling 0.1 million for National Insurance contributions in relation to share-based compensation was recorded as an expense during the year ended September 30, 2000, compared to a charge for National Insurance on employee stock options for the year ended September 30, 1999 of pound sterling 0.6 million. The reduction in the charge in 2000 arose primarily from the implementation of new accounting guidance (UITF Abstract 25, "National Insurance on share option gains").

     Depreciation

     Due to commencement of trading and growth in overseas operations the depreciation expense increased from pound sterling 33,000 in the year ended September 30, 1999 to pound sterling 1.3 million in the year ended September 30, 2000.

     Interest Receivable

     Interest receivable increased to pound sterling 3.8 million for the year ended September 30, 2000 from pound sterling 0.1 million for the year ended September 30, 1999. Interest receivable for the year ended September 30, 2000 increased significantly as a result of the proceeds received from our initial public offering in March 2000.

     Tax on Loss on Ordinary Activities

     As a result of the loss for the years ended September 30, 2000 and 1999, no U.K. corporation tax charge arose.

     Loss for the Financial Year

     The loss on ordinary activities for the year ended September 30, 2000 was pound sterling 35.8 million compared to pound sterling 4.5 million for the year ended September 30, 1999, for the reasons stated above.

     Loss per Share

     The Group's loss per share for the year ended September 30, 2000 was (36.39)p per share, or (181.95)p per ADS, compared to a loss of (13.51)p per share, or (67.55)p per ADS, in the year ending September 30, 1999. The loss per share amount has been based on the weighted average number of ordinary shares in issue during the year adjusted for the effects of the 284 for 1 bonus issue on February 15, 2000.


LIQUIDITY AND CAPITAL RESOURCES

     Initially, we financed our operations primarily through the issue of ordinary and redeemable convertible preference shares. Our net proceeds from financing activities from April 1, 1998 to September 30, 2001 were approximately pound sterling 149 million.

     After inception, our first capital increase consisted of an issuance of preference shares, which raised pound sterling 600,000 from four private equity firms, Cheetah International Investments Limited, with Arts Alliance Advisors acting as its investment adviser, NewMedia Investors Limited, Venture Partners and Innovacom 3, and pound sterling 350,000 raised through a bridge loan from Cheetah International Investments Limited, Venture Partners and Innovacom 3.

     In May and June 1999, we converted the pound sterling 350,000 bridge loan into preference shares at a 25% discount and raised pound sterling 6.0 million additional capital through the issuance of ordinary and preference shares to our existing shareholders and key employees, corporate and institutional investors, including Intel Corporation and a group of private equity firms, including Amadeus Capital Partners Limited, Global Retail Partners, L.P. and T-Telematik Venture Beteiligungsgesellschaft GmbH. NewMedia Investors Limited acted as our financial adviser in connection with our May 1999 financing.

     In August 1999, we agreed the terms of our third capital increase, which was completed in November 1999. Our existing shareholders that exercised their rights to acquire additional ordinary and preference shares provided $5.0 million, or pound sterling 3.1 million, and Morgan Stanley Dean Witter Equity Funding, Inc. provided $2.5 million, or pound sterling 1.6 million. In a second payment related to this purchase, Morgan Stanley Dean Witter Equity Funding, Inc. paid $2,124,151 to us on the closing of the initial public offering. Morgan Stanley & Co. International Limited, an affiliate of Morgan Stanley Dean Witter Equity Funding, Inc., has also served as our financial adviser.

     On February 4, 2000, we completed a private placement of preference shares to strategic partners that we considered to be key to our business. This private placement raised cash proceeds of approximately $30 million, or approximately pound sterling 18.5 million. The new investors were BAA plc, Bass PLC (now Six Continents PLC), Mitsubishi Corporation Finance plc, Priceline.com Inc., Sony Music, Sheraton International Inc. and Viventures FCPR. Each of the new strategic investors purchased shares for cash at a price of $2.16 (restated for the 284 for 1 bonus issue). In the case of BAA plc, in addition to the shares it purchased for cash, we were given in-kind consideration consisting of marketing support with a value of $750,000. In this fourth round of financing, we raised an additional amount of approximately $10 million, or approximately pound sterling 6.2 million, through the issuance of ordinary and preference shares to some of our existing shareholders that exercised their rights to acquire additional ordinary and preference shares, as the case may be. In our fourth round of financing, Preference A shares were allotted to our existing shareholders, Cheetah International Investments Limited, Innovacom 3, and Venture Partners Multimedia ASA. Our existing shareholders, except as disclosed below, and Venture Partners Multimedia ASA were allotted Preference A shares for cash at a price of $2.16 per share. Innovacom 3 was allotted Preference A shares for cash at a price of $1.19, pursuant to the shareholders' agreement dated November 16, 1999. Cheetah International Investments Limited was allotted shares for cash at a price of $2.16 and $1.19 pursuant to the shareholders' agreement dated November 16, 1999.

     Our shares have been listed on the Official List of the U.K. Listing Authority and traded on the London Stock Exchange and our ADSs have been quoted on the Nasdaq National Market since March 21, 2000. The total proceeds to us from the offering were approximately pound sterling 125.4 million, before expenses.

     During the year to September 30, 2001, the Company issued a total of 22,803,952 shares as follows, principally as consideration for the acquisitions of Degriftour and Urbanbite to assist the Company's growth:

     Issued on acquisition of Degriftour Group          19,700,000
     Issued on acquisition of Urbanbite Limited            442,151
     Issued on exercise of share options                 2,661,801

     At September 30, 2001 our employees and Directors had options outstanding over 18,293,229 of our shares that are exercisable at a weighted average exercise price of 42.33 pence per share.

     As at September 30, 2001 the net cash position of the Group stood at pound sterling 46.6 million compared to pound sterling 103.7 million as at September 30, 2000. The reduction in net cash is due to consideration paid in October 2000 totalling pound sterling 21.4 million in respect of the acquisition of Degriftour and operating cash outflows generally. Cash is placed on deposit with AAA/AA rated credit institutions and earns competitive rates of interest. Net cash outflow from operating activities for the year ended September 30, 2001 was pound sterling 31.1 million compared to pound sterling 34.7 million for the year ended September 30, 2000. This reduction in cash outflow from operating activities is consistent with the increase in the scale of business during the year and the increased contribution from trading.

     As at September 30, 2000, before accounting for the cash payable in respect of the acquisition of the Degriftour Group, the net cash position of lastminute.com stood at pound sterling 103.7 million, compared to pound sterling
4.3 million as at September 30, 1999. The increase in the net cash position was due to the balance of funds received from the private placement of our shares in November 1999 and February 2000 as well as funds received from the sale of shares in the initial public offering in March 2000. Net cash outflow from operating activities for the year ended September 30, 2000 was pound sterling
34.7 million, compared to pound sterling 1.9 million for the year ended September 30, 1999. This increase in net cash outflow from operating activities reflects the investment in new business and growth of the business generally.

     At December 31, 2001 the cash position of the Group stood at pound sterling
36.5 million. The decrease of pound sterling 10.1 million from September 30, 2001 includes the pound sterling 6.3 million payment in October 2001, as agreed in the original sale documentation, in relation to the final payment of deferred consideration relating to the Degriftour acquisition.

     We believe that existing cash and cash equivalents, as well as cash flows from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditure for at least 12 months from the date of this document. Our capital requirements will depend on a number of factors, including the amount of resources devoted to brand promotion and rapid expansion, to respond to competitive pressures, or to acquire complementary businesses, technologies or services. We may raise additional funds through public or private financing, strategic alliances or other arrangements. We may not be able to raise additional funding. Further, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed may harm our business and operating results.

     We currently have no floating rate indebtedness and hold no derivative instruments. Accordingly, changes in interest rates do not generally have a direct effect on our financial position except with respect to the returns on our cash position. However, we would be affected by any changes in interest rates that affect general economic conditions.

     As of September 30, 2001 (and subsequent to this date up to March 6, 2002) the Group had no material commitments for capital expenditures, except as stated in note 25 of notes to the financial statements.


RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

     No material research and development costs have been incurred by the Group other than the amounts capitalised as detailed in "Item 5 - Operating Expenses - Product Development" above.

     Please see "Item 3 - Risk Factors - rapid technological changes, third-party ticketing agents licence accreditations, domain names, trade marks and intellectual property" paragraphs and "Item 4 - Intellectual Property" and "Regulation."


TREND INFORMATION

     For the three months ended December 31, 2001, the Group has continued the significant progress made during the year ended September 30, 2001. We have maintained the important trend in substantially reducing quarter-on-quarter and year-on-year, operating cash outflows and we continue on track to deliver operational profitability in our United Kingdom and French businesses in the April to June 2002 quarter. Trading for the new financial year has started in line with the Board's expectations and we believe that we can look forward to strong growth for the remainder of the financial year.

     For the three months ended December 31, 2001 our total transaction value was pound sterling 31.7 million, our turnover was pound sterling 4.8 million and we incurred net losses of pound sterling 7.2 million (excluding the amortisation of goodwill arising on acquisitions).

     Losses before interest, taxation, depreciation and goodwill amortisation have reduced by 10.8% during the quarter ended December 31, 2001 compared with the quarter ended September 30, 2001 to pound sterling 5.1 million and compared to the quarter ended September 30, 2000 by 52.2%. These significant improvements have been achieved through an increase in the scale of transactions and contributions from gross margin, together with major cost reductions. Despite the quarter ended December 31, 2001 being the seasonally weakest quarter for the key travel sector, we have delivered a reduction of 4.7% in operating losses to pound sterling 11.1 million compared with the quarter ended September 30, 2001, the strongest TTV quarter.

     Operating costs before depreciation and goodwill amortisation have fallen significantly during the quarter ended December 31, 2001 reflecting our ongoing focus on efficiency improvements and the benefit from the cost reduction programmes introduced during the second half of the previous financial year. Total operating costs before depreciation and goodwill amortisation for the quarter ended December 31, 2001 have shown a decrease, both against the equivalent costs for the quarter ended December 31, 2000 and against the quarter ended September 30, 2001, of pound sterling 3.9 million and pound sterling 2.6 million (28.9% and 21.4%) respectively to pound sterling 9.6 million.

     Sales and marketing costs as a percentage of TTV have fallen from 35.6% to 15.9% during the quarter ended December 31, 2001 compared with the quarter ended December 31, 2000.

     General and administration costs reduced by 25.3% to pound sterling 3.0 million in the quarter ended December 31, 2001 compared to the quarter ended September 30, 2001, product development costs have fallen by 30.3% to pound sterling 1.6 million and sales and marketing costs have decreased by 15.9% to pound sterling 5.1 million. Over the course of the financial year ending September 30, 2002 we expect to see ongoing efficiency improvements and further benefits from the cost reduction programmes introduced in the previous financial year. However, we continue to invest appropriately in our core technology and the development of the brand to create competitive advantage.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     The Directors of lastminute.com plc and their ages and positions are:

              NAME                AGE                 POSITION
-------------------------------   ---   ----------------------------------------
Allan Leighton.................    48   Chairman and Non-Executive Director
Brent Hoberman.................    33   Co-founder, Chief Executive Officer and
                                        Director
Martha Lane Fox................    29   Co-founder, Group Managing Director and
                                        Director
David Howell...................    52   Chief Financial Officer  and Director
Robert Collier.................    62   Vice Chairman and Non-Executive Director
Brian Collie...................    47   Non-Executive Director
Laurent Laffy..................    39   Non-Executive Director
Linda Fayne Levinson...........    59   Non-Executive Director


     The senior management of lastminute.com plc and their ages and positions are:

              NAME                AGE           POSITION
-------------------------------   ---   -------------------------
David Kelly....................    38   Chief Operating Officer
Nigel Beighton.................    37   Chief Technology Officer
Helen Baker....................    36   Managing Director - UK
Denis Philipon.................    35   Managing Director - France
Simon Watkins..................    38   Group Company Secretary


     ALLAN LEIGHTON was appointed to our Board on October 20, 2000 as Non-Executive Chairman. He is also the Chairman of British Home Stores Limited, Cannons Group, Wilson Connolly Holdings plc and Consignia plc, Deputy Chairman of Leeds Sporting plc, and a Non-Executive Director of Dyson Limited, BSkyB plc, George Weston Limited and Scottish Power plc. He worked at Asda Group from June 1992 to November 2000, and was Group Chief Executive from 1996 to 2000. He was named President and Chief Executive Officer of Wal-Mart Europe after Wal-Mart, Inc. took over Asda Group plc. Prior to joining Asda, he worked at the Mars Corporation from 1974 to 1992 where he was Marketing and Sales Director of Pedigree Petfoods from 1991 to 1992.

     BRENT HOBERMAN is the Chief Executive Officer of the Company. He was a Co-Founder of lastminute.com and has been an Executive Director of the Company since February 2000 and of Last Minute Network Limited since inception in April 1998. Previously Brent was a Senior Associate at Spectrum Strategy Consultants, a media and telecom strategy consultancy. He held business development responsibilities at Line One, an Internet service provider owned by News International, British Telecom and United News & Media. Brent was also part of the founding team of the European auction site, QXL. Brent holds an MA from Oxford University.

     MARTHA LANE FOX is Group Managing Director of the Company. She was a Co-Founder of lastminute.com and has been an Executive Director of the Company since February 2000 and of Last Minute Network Limited since inception in April 1998. From September 1994 to May 1997, Martha was an Associate at Spectrum Strategy Consultants, where she specialised in pay television and managed teams both in the United Kingdom and Asia. From May 1997 to April 1998, she was Business Development Manager of Carlton Communications. Martha holds an MA from Oxford University.

     DAVID HOWELL was appointed Chief Financial Officer and a Director of lastminute.com in July 2001. Prior to this appointment he was Group Finance Director of First Choice Holidays PLC between 1997 and 2001. Previously David was Group Finance Director of Central Transport Rental Group PLC and Group Chief Executive of GN Comtext Limited, a subsidiary of GN Great Nordic. Since 1999, David has also acted as a Non-Executive Director of Nestor Healthcare Group PLC.

     ROBERT COLLIER has been Vice Chairman and a Non-Executive Director of the Company since February 2000, and was previously a Director of Last Minute Network Limited from October 1998. Since 1998, Robert has been a principal in RBC Associates. He previously served as a Vice-Chairman of Saison Overseas BV, the former parent company of Intercontinental Hotels Group, after serving as Joint Managing Director of Intercontinental Hotels Group from 1994 to 1997. He is Non-Executive Chairman of both Bristol Golf Club Limited and Myhotels Limited, and is also a Non-Executive Director of All Hotels.com Limited, Green Globe Limited, Pegasus Solutions Inc. and London Wasps Holdings PLC.

     BRIAN COLLIE was appointed to our Board of Directors as a Non-Executive Director in February 2000. Brian has been the Group Retail Director of BAA plc since 1997, responsible for all commercial income at BAA's airports across the world; he was previously Retail Director at Gatwick Airport. Brian is Chairman of World Duty Free plc and a Director of the British Institute of Retailing.

     LAURENT LAFFY has been a Non-Executive Director of the Company since February 2000, and was previously a Director of Last Minute Network Limited from June 1998, serving as Chairman from June 1998 to November 1998. He is a Partner of Arts Alliance Advisors, which acts as investment adviser to Cheetah International Investments Limited. Laurent currently serves on the Boards of Asserta Holdings Limited, Chateau-On-line SA, Kiala SA, LibertyTV.com, PrePay Technologies Limited, Servista.com Limited and Venture Capital Report Limited. Laurent has worked in equity research for J. P. Morgan Securities Limited. and Warburg Dillon Read in London and as a consultant for Bain & Company in Paris and Sydney. A French national, he is a graduate of Ecole des Hautes Etudes Commerciales (H.E.C.) in Paris and holds an MBA from Harvard Business School.

     LINDA FAYNE LEVINSON has been a Non-Executive Director of the Company since February 2000, and was previously a Director of Last Minute Network Limited from June 1999. She has been a partner of GRP Partners, Inc., venture capital firm, since 1997. From 1994 to 1997, she was President of Fayne Levinson Associates, a consultancy advising major and early stage corporations on issues of strategy. Earlier in her career, her experience includes: McKinsey & Company, where she was the first woman elected Partner; American Express Travel Related Services Co., Inc. where she was a Senior Vice President responsible for the leisure travel business; and a Partner of Alfred Checchi Associates Inc. Linda currently serves on the Boards of Administaff, Inc., Overture Services Inc (formerly GoTo.com), Jacobs Engineering Group Inc., and NCR Corporation. Linda has a BA from Barnard College, with a major in Russian Studies; an MA from Harvard University in Russian Literature and an MBA from the Stern School at New York University.

     DAVID KELLY was appointed Chief Operating Officer in 2001. David joined lastminute.com as Head of U.K. Operations in February 2000. From February 1999 until joining lastminute.com, David was the Director of Customer Service for Amazon.co.uk. From 1995 until he assumed his position with Amazon.co.uk, David was a strategy and marketing professor at City University Business School in London. David obtained his BA (Hons) from Leicester University in 1986, his MBA (Distinction) from City University Business School in London in 1995 and his PhD from City University Business School in London in 1999.

     NIGEL BEIGHTON was appointed as Chief Technology Officer in December 2001. Nigel has over 15 years experience in IT and prior to lastminute.com was CTO and Director of Operandi, a company he co-founded, offering support and solutions to venture investments in the IT and telecoms industries. Prior to this, Nigel had a number of technology-linked roles with Cap Gemini Ernst & Young (UK), finally as their Head of Strategic Technology. Prior to joining Cap Gemini, Nigel held various technical roles within The Instruction Set, NCR/AT&T and British Steel.

     HELEN BAKER was appointed UK Managing Director in September 2000. Helen joined lastminute.com as Head of UK Supply in March 2000. Prior to that she worked in the travel industry, most recently as Director of Marketing and Service Delivery for Magic Travel Group (part of Granada Plc, and subsequently Thomson Tour Operations). Helen's previous experience also includes a variety of marketing and business development roles for Avis UK and Hertz Europe. Helen speaks fluent French and graduated from Leeds University in 1987 with a joint honours degree in French and Management Studies.

     DENIS PHILIPON was appointed as head of lastminute.com France in April 2000 and since October 2001 has been Managing Director of the combined lastminute.com France and Degriftour business. Denis started his career in 1992 within the group Mars Alimentaire, where he held the positions of Sector Manager, Marketing Merchandising Manager and then Sales Director. In 1996, he joined Pepsi Co. as Regional Manager for Paris and region, became Commercial Manager and in 1999 was Development Manager. Denis graduated from European Business School.

     SIMON WATKINS was appointed as Group Company Secretary in September 2001. Prior to joining lastminute.com, Simon held a number of roles with Rank Group within their Corporate Secretariat from 1989 to 2000, being Assistant Secretary from 1997, and was responsible for all areas of Global compliance, share schemes and worked on a number of large corporate transactions. Before 1989, Simon held a number of Company Secretarial roles in private practice. Simon qualified as a Chartered Secretary in 1987.


COMPENSATION

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

     lastminute.com's remuneration policy for Executive Directors is to:

     - have regard to the Directors' experience, responsibility, and the nature and complexity of their work in order to pay a competitive salary that attracts and retains Directors of high calibre;

     -    have regard to the remuneration at other levels within the Group;

     - link individual remuneration packages to our long-term performance through the award of share options, details of which are provided below;

     - make available defined contribution pension schemes to which the Director may contribute, and

     -    provide employment related benefits in kind.


REMUNERATION OF NON-EXECUTIVE DIRECTORS

     All Non-Executive Directors have letters of appointment. Allan Leighton, Brian Collie, Laurent Laffy and Linda Levinson receive reimbursement for reasonable expenses. Robert Collier receives fees equal to pound sterling 500 per month.


DIRECTORS' AND SENIOR MANAGEMENT REMUNERATION

     With the exception of the amounts set out in note 5 of notes in the financial statements, we do not compensate our other Directors for their services on the Board of Directors or any committee of the Board of Directors. The aggregate remuneration paid to and accrued on behalf of all our Directors and senior management as a group for the year ended September 30, 2001 was pound sterling 815,263 (2000: pound sterling 379,351), in salaries, fees, commissions and bonuses. These amounts exclude all pension, retirement and benefits provided to our Directors, other than those required to be paid or contributed to by law. These amounts include amounts expended for parking spaces made available to Directors, but do not include expenses such as business travel, professional and business association dues and expenses reimbursed. With the exception of the cash supplement paid in lieu of pension benefits, there were no pension contributions paid or accrued in respect of the Directors in the year ended September 30, 2001.

    Further information regarding the details of compensation we paid to each of our Directors for the years ended September 30, 1999, 2000 and 2001 is set out in note 5 of notes to the financial statements.


BOARD PRACTICES

     The dates of appointment of the Board members are discussed within "Directors and Senior Management" above.


EMPLOYMENT AGREEMENTS

     Brent Hoberman and Martha Lane Fox have service contracts with the Company, each dated February 24, 2000. In these contracts they were granted a salary increase following our initial public offering. No other Director has received an increase in basic salary. David Howell has a service agreement with Last Minute Network Limited dated 21 June 2001.

     In addition to basic salary, each Executive Director is entitled to a supplement of up to 14% of basic salary, which may be taken as cash or by way of a contribution to their individual pension arrangements and the following benefits: paid holiday, company sick pay, participation in our private health and life assurance schemes, and participation in our share schemes.

     The service agreements allow us to terminate their employment with immediate effect by making a payment in lieu of notice based on salary that would have been payable during the notice period, which is six months.

     No part of the remuneration package of Brent Hoberman or Martha Lane Fox is performance related with the exception of a bonus that may be payable at the discretion of the Remuneration Committee. David Howell is entitled to a discretionary annual bonus of up to 30% of basic salary depending on individual and company performance against set targets. Any bonus may be paid in cash or shares at the option of the Director.

     The service agreements provide for, amongst other things, each of the individuals to render their services to us on a full time basis or, if we request, to one of our subsidiaries or affiliates. In addition, the employment agreements contain an express obligation of confidentiality in respect of our trade secrets and confidential information and provide that we will own any intellectual property rights created by any Director in the course of their employment. The agreements also contain restrictive covenants, which prevent the employees from competing with us and soliciting key customers and employees of ours and our group companies, in the case of Brent

Hoberman and Martha Lane Fox for a period of twelve months following the termination of employment and in the case of David Howell, for a period of six months following termination of employment.

     The Non-Executive Directors have letters of appointment with us. They will be re-elected at regular intervals and at least every three years.


CORPORATE GOVERNANCE

     The Board has the following Committees which deal with specific aspects of our affairs.

     THE AUDIT COMMITTEE is responsible for reviewing a wide range of matters including the quarterly results and annual financial statements before their submission to our Board and monitoring the involvement of our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards and the requirements of the U.K. Financial Services Authority, the Nasdaq National Market and the Securities and Exchange Commission. Robert Collier chairs the Committee and its other members are Laurent Laffy and Linda Fayne Levinson. Meetings are also attended, by invitation, by the Chief Financial Officer.

     THE REMUNERATION COMMITTEE is responsible for developing policy on remuneration for Executive Directors and senior management and to make recommendations to the Board in respect of specific remuneration packages for each of the Executive Directors. The Committee also overseas the operation of the Company's share option schemes and approves allocations to Executive Directors and senior management. Linda Fayne Levinson chairs the committee, with Robert Collier and Brian Collie as committee members.

     THE NOMINATION COMMITTEE is not a standing Committee but is comprised of sufficient Non-Executive Directors considered appropriate in respect of each proposed Board appointment. The Committee meets as necessary and is responsible for nominating candidates to fill Board vacancies and for making recommendations on Board composition and balance.


REMOVAL OF DIRECTORS UNDER ENGLISH LAW

     Pursuant to English law and our Articles of Association, our shareholders may, by ordinary resolution passed by a simple majority, remove any Director from office, notwithstanding any agreement between us and the Director, but without prejudice to any claim the Director may have for damages for breach of any agreement to which we are a party.


EMPLOYEES

     As at September 30, 2001, we had 592 employees. This number relates to the total number of employees of lastminute.com plc and its subsidiaries as at September 30, 2001, but excludes those of joint ventures. Of the above total number of employees, 297 were employed in the United Kingdom and 215 in France. As at September 30, 2000, we had 612 employees, of which 299 were employed in the United Kingdom and 247 in France. As at September 30, 1999, we had 75 employees, virtually all of whom were employed in the United Kingdom. Our human resources strategy is to attract, retain and reward talented, high-calibre employees focused on achieving excellent results. We believe that lastminute.com's market profile and remuneration strategy will help to achieve this aim. The involvement of employees in our financial performance is encouraged through the employee share option schemes as disclosed below.


PENSIONS

Employee Pension Schemes

     In the United Kingdom, we contribute to a group personal pension plan, a defined contribution plan, managed by Standard Life to provide retirement and death benefits for employees. We currently contribute up to a maximum of 14% of our employees' basic salaries to an investment account in the name of the individual employee, or pay the cash equivalent direct to the employee. Employees may contribute to the extent that Inland Revenue limits are not exceeded. All due contributions had been paid at September 30, 2001. The assets of the plan are separate from the assets of lastminute.com.

     We also contribute 1% of our employees' basic salaries to provide a package of health benefits for employees. This package consists of permanent health insurance and life assurance, insured through Royal & Sun Alliance, and private medical insurance insured through Prime Health. All due contributions had been paid at September 30, 2001.

     Our Directors receive benefits identical to those described above.

     In France most employees benefit from a government provided retirement plan, the costs of which are included within social security costs, although some senior employees are also members of a separate defined contribution pension plan to which the Group contributes. Most other Group companies have defined contribution pension plans which vary from country to country.

     Executive Directors pension arrangements. During part of the year ended September 30, 2000, Martha Lane Fox was a member of our defined contribution pension scheme. As part of her remuneration package pound sterling 500 was contributed to that scheme. She has since left the scheme. Currently, there are no pension arrangements for the Executive and Non-Executive Directors.


EMPLOYEE SHARE SCHEMES

     We currently operate four employee share schemes - the Last Minute Network Limited 1998 Unapproved Executive Share Option Scheme, the Last Minute Network Limited 1999 Unapproved Executive Share Option Scheme, the lastminute.com plc 2000 Unapproved Executive Share Option Scheme and the lastminute.com plc 2000 Approved Executive Share Option Scheme - and the lastminute.com plc Non-Executive Share Option Scheme 2000, which is used for Non-Executive Directors. In addition, on February 14, 2002, shareholders approved the lastminute.com plc Sharesave Scheme, which has not yet been utilised. Options are viewed as an integral part of the total remuneration package for employees.

     Subject to the satisfaction of any performance condition and the continuous employment of the option holder for at least six months prior to exercise, options are normally exercisable in accordance with a formula set out in the Executive Schemes. The formula allows for the gradual vesting of the options over a three-year period from the date of grant. Options, which have not been exercised, will normally lapse on the tenth anniversary of grant.

     As at September 30, 2001, 18,293,229 options over our ordinary shares were outstanding. The details of the prices at which these options were granted are set out in note 6 of notes to the financial statements. All options were granted for no consideration. Options normally lapse on the tenth anniversary of grant.

     We expect to incur National Insurance charges relating to options granted after April 6, 1999 under the terms of the unapproved share option schemes at a rate of 11.9% on the difference between the share value at the exercise date and the grant price. We make provision for this liability over the period of performance (the period in which the employee performs the services necessary to become unconditionally entitled to the options) based on the difference between the period-end share value and the grant price.

Options on the terms of the Last Minute Network Limited 1998 Unapproved Executive Share Option Scheme

     Last Minute Network Limited entered into option agreements in respect of its ordinary shares on the terms of the Last Minute Network Limited 1998 Unapproved Executive Share Option Scheme, as amended. No further options will be granted under the Scheme. The terms of the Scheme as amended are summarised below.

     Eligibility. All of Last Minute Network Limited's employees and Directors and those of any subsidiaries are eligible to participate in the Scheme.

     Grant of options. Last Minute Network Limited's Board or an authorised committee may, at their discretion, grant options to subscribe for shares. Options may be granted subject to a performance condition based on objective criteria. Options may be granted at an exercise price, which is equal to the price per share at which shares were sold under the placing of shares to investors most recent to the grant or, at the discretion of the Board, an amount determined by the Board, which may be higher or lower than the most recent placing price. No consideration was payable for the grant of options.

     Exercise of options. Options may be exercised subject to the satisfaction of any performance condition and the continuous employment of the optionholder for at least six months prior to exercise, options are normally exercisable in accordance with a formula set out in the Scheme. The formula allows for the gradual vesting of the options on a straight line basis over a three year period. Options that have not been exercised will normally lapse on the tenth anniversary of grant.

     If an optionholder ceases to be an employee, his option will lapse to the extent that it has not vested. Any part of his option, which has vested, will remain exercisable.

     Options are not transferable and may only be exercised by the persons to whom they are granted.

     Issue of shares. Shares issued on the exercise of options will rank equally with shares in issue at that time, except in respect of rights arising by reference to a prior record date.

     Variation in share capital. Options may be adjusted following certain variations in share capital, including a capitalisation or rights issue, or a sub-division or consolidation of capital.

     Amendments. Last Minute Network Limited's Board or an authorised committee may amend any provision of the Scheme provided that any amendment which would prejudice the subsisting rights of optionholders requires the prior written consent of existing optionholders who hold options exercisable over at least three quarters of the total number of shares underlying options granted under the Scheme.

     Termination. Last Minute Network Limited's Board or an authorised committee may, at any time, terminate the Scheme. If this happens, no further options will be granted but the provisions of the Scheme will continue in relation to options already granted.

Options on the terms of the Last Minute Network Limited 1999 Unapproved Executive Share Option Scheme

     The terms of this Scheme, as amended, are, in all material respects, the same as those of the 1998 Unapproved Executive Share Option Scheme, as amended. Last Minute Network Limited entered into option agreements in respect of its ordinary shares on the terms of the Scheme, as amended. No further options will be granted under this Scheme.

The lastminute.com plc 2000 Unapproved Executive Share Option Scheme

     Eligibility. All of our employees and Directors and those of any subsidiaries are eligible to participate in the Scheme.

     Grant of options. Our Board or an authorised committee may, at their discretion, grant options to acquire our shares. Options can be granted at any time. They may be granted subject to a performance condition based on an objective criteria. Prior to the listing of the lastminute.com plc's ordinary shares on a recognised investment exchange, options had to be granted at an exercise price that was equal to the price per share at which shares were sold under the placing of shares to investors most recent to the grant. On or after the listing date, options had to be granted at an exercise price equal to the then current market value of an ordinary share. No consideration is payable for the grant of options.

     Exercise of options. Options are normally exercisable in accordance with a formula set out in the Scheme unless our Board has stipulated otherwise on the date of grant. The formula allows for the gradual vesting of the options over a three year period. Options that have not been exercised will normally lapse on the tenth anniversary of grant. Options may, however, be exercised early, for example, if an optionholder ceases to be an employee due to injury, disability, redundancy or retirement.

     If an optionholder ceases to work for lastminute.com on grounds of poor performance or misconduct all his/her options will lapse immediately.

     In the circumstances of a takeover, scheme of arrangement or winding-up, the options must be exercised within six months of such cessation.

     In the event of a voluntary winding-up options may be exercised until the start of the winding up and any options which have not been exercised will lapse on the winding up. In the event of a winding up by the court options may be exercised within two months after the date of the winding-up-order and any options which have not been exercised during the two month period will lapse at the end of the period.

     Exchange of options. In the event of a change of control, optionholders may exchange their options for options over shares in the acquiring company.

     Variation in share capital. Options may be adjusted following certain variations in share capital, including a capitalisation of reserves, an issue of securities by way of rights, open offer or placing, or a sub division, reduction or consolidation of capital.

     Issue of shares. Shares issued on the exercise of options will rank equally with shares in issue at that time, except in respect of rights arising by reference to a prior record date.

     Scheme limits. The number of shares which may be allocated under the Scheme on any day must not exceed 15% of our issued share capital when added to the total number of shares allocated in the previous 10 years under the Scheme and any other employee share scheme operated by us. For these purposes, allocate means, in relation to a share option scheme, placing unissued shares under option, and, in relation to other types of employee share schemes, the issue and allotment of shares.

     Amendments. Our Board or an authorised committee may amend any provision of the Scheme provided that any amendment which would prejudice the subsisting rights of optionholders requires the prior written consent of existing optionholders who hold options exercisable over at least three quarters of the total number of shares underlying options granted under the Scheme.

     Termination. Our Board or an authorised committee may, at any time, terminate the Scheme. If this happens, no further options will be granted but the provisions of the Scheme will continue in relation to options already granted.

The lastminute.com plc 2000 Approved Executive Share Option Scheme

     The rules of this Scheme are drafted as an Inland Revenue-approved scheme, with the intention that all options granted under the Scheme would be eligible for favourable tax treatment. The Scheme obtained approval by the Board of the Inland Revenue on June 1, 2000. The terms of this Scheme are, in all material respects, the same as those of the 2000 Unapproved Executive Share Option Scheme, subject to the differences described below:

     Individual limit. An employee's participation in the Scheme is limited so that, at any one time, the aggregate market value of our shares subject to outstanding options granted to him under approved executive share option schemes established by us or any associated company does not exceed pound sterling 30,000.

The lastminute.com plc Non-Executive Share Option Scheme 2000

     The terms of this Scheme are, in all material respects, the same as those of the 2000 Unapproved Executive Share Option Scheme, subject to the differences outlined below.

     Eligibility. Any of our Directors are eligible to participate in the Scheme. (It is intended that this Scheme will be used only for Non-Executive Directors).

     Grant of options. Our Board may grant options at its discretion and options may be granted at any time but may not be granted after 10 years beginning from the date the Scheme was adopted. In relation to any option granted during 2000 the exercise price was the market value of a share on the date on which the appointment of the optionholder as a Director was publicly announced and subject to any exceptional circumstances acknowledged by the Board, the exercise price of any option granted during or after 2001 will be the market value of a share on a date of grant.

     Scheme limits. The number of shares, which may be allocated under the Scheme on any day, must not exceed 12% of our issued share capital when added to the total number of shares allocated in the previous ten years under the schemes and any other employee share scheme operated by us. For these purposes, allocate means, in relation to a share option scheme, placing unissued shares under option, and, in relation to other types of employee share scheme, the issue and allotment of shares.


SHARE OWNERSHIP

DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS

     The interests of the Directors in the Ordinary shares of the Company and share options granted by the Company as at September 30, 1999, 2000 and 2001 are set out in note 5 of notes to the financial statements.

     None of our senior management individually hold more than 1% of the share capital of the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

    In addition to the shareholdings of Brent Hoberman and Martha Lane Fox outlined in Item 6 above, the following table sets forth information with respect to the beneficial ownership of our major shareholders at March 6, 2002.

                                            NUMBER OF
                                         ORDINARY SHARES      %
                                         ---------------    -----
Cheetah International Investments          25,738,065       14.75
Limited..............................
The Reverse Family...................      15,366,000        8.81
Global Retail Partners, L.P..........      13,371,280        7.67


     On February 15, 2000, lastminute.com plc acquired Last Minute Network Limited in a share for share exchange. Holders of Last Minute Network Limited's Ordinary Shares, Preference A Shares and Preference B Shares received the equivalent number of ordinary shares, Preference A Shares and Preference B Shares, respectively, in lastminute.com plc.

     As at March 21, 2001, Innovacom 3, BAA plc, Intel Corporation and Venture Partner Multimedia ASA, all of whom had been strategic investors prior to the Company's IPO, were all major shareholders holding over 3% of the Company's shares. All of these shareholders have reduced their holdings to below the reportable threshold of 3% during the intervening period up to the date of the issuance of this report.

     Our existing ordinary shares carry equal voting rights.

     As at March 6, 2002, we have approximately 155,000 shareholders and 14 ADR holders of record.

     So far as we are aware, we are neither directly nor indirectly owned or controlled by one or more corporations or by any government.

     We do not know of any arrangements the operation of which might result in a change in control of lastminute.com.


TRANSACTIONS WITH RELATED PARTIES

     None.


ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Reference is made to Item 18 for a list of all financial statements filed as part of this Annual Report.

     For information on legal proceedings, please refer to "Item 4 - Information on The Company" above. None of these legal proceedings are considered to be material.


SIGNIFICANT CHANGES

     Please refer to "Item 5 - Operating and Financial Review and Prospects."

ITEM 9.  THE OFFER AND LISTING

OFFER AND LISTING DETAILS

     Our shares have been listed on the Official List of the U.K. Listing Authority and traded on the London Stock Exchange under the symbol "LMC" and our ADSs have been quoted on the Nasdaq National Market under the symbol "LMIN" since March 21, 2000.

     The following table sets forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the U.K. Listing Authority.

      YEAR ENDED SEPTEMBER 30               HIGH      LOW      HIGH      LOW
----------------------------------         ------    -----    ------    -----
                                             (p)      (p)      (US$)    (US$)
2000
   March 21 to March 31...............       488      240      7.67     3.82
   3rd Quarter........................       255      123      3.90     1.83
   4th Quarter........................       213      133      3.21     1.93
 2001
   1st Quarter........................       140       72      2.05     1.01
   2nd Quarter........................        88       40      1.29     0.57
   3rd Quarter........................        61       32      0.87     0.45
   4th Quarter........................        38       20      0.55     0.28
2002
   October 2001.......................        22       19      0.32     0.27
   November 2001......................        39       22      0.56     0.32
   December 2001......................        44       30      0.64     0.44
   January 2002.......................        37       33      0.53     0.47
   February 2002..............----....        51       36      0.72     0.52
   March 2002 (through March 6, 2002)         65       51      0.92     0.73


     On March 6, 2002, the closing price on the London Stock Exchange was 65p per share.

     Our ADSs, each representing five shares, are quoted on the Nasdaq National Market. Morgan Guaranty Trust Company of New York is our depositary issuing ADRs under the deposit agreement dated as of March 14, 2000 among us, Morgan Guaranty Trust Company of New York, as depositary, and the holders from time to time of ADRs.

     The following table sets forth, for the periods indicated, the reported high and low stock prices of our ADSs on the Nasdaq National Market:

            YEAR ENDED SEPTEMBER 30                       HIGH             LOW
------------------------------------------------         ------           -----
                                                                  (US$)
2000
   March 21 to March 31 ........................          36.00           18.75
   3rd Quarter .................................          20.00            9.00
   4th Quarter .................................          15.75            9.50
2001
   1st Quarter .................................          10.00            5.00
   2nd Quarter .................................           6.25            2.38
   3rd Quarter .................................           4.50            2.07
   4th Quarter .................................           3.10            1.14
2002
   October 2001 ................................           1.70            1.20
   November 2001 ...............................           2.65            1.50
   December 2001 ...............................           3.56            2.15
   January 2002 ................................           2.90            2.25
   February 2002 ...............................           3.40            2.70
   March 2002 (through March 6, 2002) ..........           4.94            3.61


     On March 6, 2002 the closing price on the Nasdaq National Market was $4.94 per ADS.

     As at March 6, 2002, there were 14 holders of record of ADRs and approximately 155,000 holders of shares. ADRs represented approximately 0.2 % of the outstanding shares as of such date.

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Our Memorandum of Association provides that our objects are, amongst other things, (1) to carry on business as an e-commerce site, (2) to carry on business as agents and dealers in all products and services, (3) to act as a holding company and (4) to carry on any business, trade or activity that the Directors deem to be related to our business and capable of enhancing the value or profitability of our business. Our objects are set out in full in Clause 4 of our Memorandum of Association which is available for inspection at our principal executive offices.

     The Articles of Association of lastminute.com have been adopted with effect immediately prior to our IPO and contain, among others, provisions to the following effect:


SHAREHOLDER MEETINGS

     An annual general meeting of our shareholders must be held once each year within a period of not more than 15 months after the previous annual general meeting.


VOTING RIGHTS

     Subject to the Articles generally and to any special voting rights or restrictions attached to any class of shares, at a general meeting, every shareholder who is present in person will have one vote on a show of hands, and every shareholder who is present in person or by proxy will have one vote for every share he holds on a poll. No shareholder will, unless the Directors otherwise determine, be entitled, in respect of any of his shares, to vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by his shareholding in relation to shareholders' meetings, if he owes us for any call or other sum in respect of his shares.

     There are currently no limitations, either under English law or in our Articles of Association, on the rights of non-residents of the United Kingdom to hold or vote shares. In addition, there are currently no U.K. foreign exchange control restrictions on the conduct of our operations or which affect the remittance of dividends on listed shareholder's equity.


DIVIDENDS

     We have not paid or declared any dividends to date. We may, by ordinary resolution, declare dividends to be paid to our shareholders, not to exceed the amount recommended by our Directors. If our Directors believe that dividends are justified, they may pay dividends on any class of shares where a dividend is payable on fixed dates. They may also occasionally pay interim dividends on shares of any class in amounts and on dates as they think fit. Where shares are not fully paid throughout the relevant period, unless the rights of the shares otherwise provide, all dividends will be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For this purpose, no amount paid on a share in advance of calls will be treated as paid on the share.

     No dividend will be paid other than out of our profits available for distribution under the provisions of the Companies Act 1985, the Uncertificated Securities Regulations 1995, including any modification thereof or any regulation in substitution thereof made under Section 307 of the Companies Act 1989 and for the time being in force (the "CREST regulations"), and every other statue for the time being in force concerning companies and affecting lastminute.com.

     Any dividend that is unclaimed for 12 years from the date on which it was declared or became due for payment will be forfeited and will revert to lastminute.com.

     Our Directors may offer shareholders the right to receive new shares instead of a dividend.


WINDING UP

     If we are dissolved, a liquidator may, with the authority of an extraordinary resolution: (1) divide among the shareholders our assets and may determine and assign fair value to the property to be divided and may decide how any division will be carried out between the shareholders of different classes of shares; and (2) place any part of our assets in trusts for the benefit of shareholders as the liquidator will think fit, and our liquidation may be closed and we may be dissolved. No shareholder may be compelled to accept any shares or other property in respect of which there is a liability.


ISSUES OF SHARES AND PRE-EMPTIVE RIGHTS

     All of our unissued shares may be allotted by our Directors and they may grant options over, or otherwise dispose of, our shares to persons, at times and on terms as they think proper, subject to the provisions of applicable English law and to the obtaining of a resolution of our shareholders passed in a general meeting.

     Subject to applicable English law and the rules under the CREST regulations, our Directors may determine that any class of shares may be held in uncertificated form and title to shares may be transferred by means of a relevant system in accordance with the CREST regulations or that shares of any class should cease to be held and transferred as stated above. Any provisions of our Articles that are inconsistent with this right of our Directors will not apply to shares of any class that are in uncertificated form.


TRANSFER OF SHARES

     All transfers of shares that are in certificated form may be effected in writing in any common form or in any other form acceptable to our Directors. The transfer instrument will be signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. The transferor will remain the holder of the shares until the transferee's name is entered in our share register. All transfers of shares that are in uncertificated form may be effected by means of a relevant system.

     Our Directors may decline to recognise any transfer instrument relating to shares in certificated form unless it is (1) in respect of only one class of share and (2) registered at the transfer office, duly stamped if required, accompanied by the relevant share certificate(s) and other evidence reasonably required by our Directors to show the transferor's right to make the transfer and, if the transfer instrument is executed by some other person on the transferor's behalf, the authority of that person to do so.

     Our Directors may, in the case of shares in certificated form, in their absolute discretion and without giving any specific reason, refuse to register any transfer of shares that are not fully paid provided that the exercise of such discretion does not prevent dealings of shares which are admitted to the Official List of the London Stock Exchange or which are listed on any other recognised stock exchange or the Nasdaq National Market from taking place on an open and proper basis. Our Directors also may refuse to register an allotment or transfer of shares, whether fully paid or not, in favour of more than four persons jointly.

     If our Directors refuse to register an allotment to transfer, they will send to the allottee or transferee notice of the refusal within two months after the date on which (1) the letter of allotment or transfer was lodged with us, in the case of shares held in certificated form, or (2) the Operator-instruction required by the CREST regulations was received by us, in the case of shares held in uncertificated form.


UNTRACED SHAREHOLDERS

     We will be entitled to sell shares held by untraceable shareholders at the best price reasonably obtainable as long as:

     o during the period of 12 years prior to the date of the publication of the advertisement referred to below at least three dividends in respect of the shares have become payable and no such dividend has been claimed;

     o we have, on expiry of this 12 year period, advertised in both a national newspaper and in a newspaper circulating in the area in which the last known address of the shareholder, or the address at which service of notices may be effected under the Articles is located, giving notice of our intention to sell the shares;

     o during the period of three months following the publication of the advertisements referred to above, we have not received any communication from the shareholder; and

     o notice has been given to the London Stock Exchange of our intention to make a sale of shares held by untraceable shareholders.

     The net proceeds of sale will belong to us, and we will be obliged to account to the former shareholder for the net proceeds of any sale. No trust will be created in respect of this debt, no interest will be payable on it, and we will not be required to account for any money earned on the net proceeds which may be used by our Directors as they see fit, other than investing in our shares.


DISCLOSURE OF INTERESTS

     The Companies Act requires that if you become directly or indirectly interested in 3% or more of any class of our issued shares, including shares held in the form of ADSs, that carry the right to vote at our general meetings, you must notify us of this interest within two business days. After the 3% threshold is exceeded, you must notify us in respect of increases or decreases of 1% or more.

     For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares:

     o in which a spouse or child or stepchild under the age of 18 is interested;

     o in which a corporate body is interested and either (1) that corporate body or its Directors generally act in accordance with that person's directions or instructions or (2) that person controls one-third or more of the voting power of that corporate body; or

     o in which another party is interested and the person and that other party are parties to a "concert party" agreement under Section 204 of the Companies act. A concert party agreement is one that provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests in shares of a particular company acquired pursuant to a concert party agreement and any interest in the company's shares is in fact acquired by any of the parties pursuant to the agreement. Interests defined in the Companies Act, such as those held by investment fund managers, may be disregarded for the purposes of calculating the 3% threshold, but the disclosure obligation will still apply where these interests exceed 10% or more of any class of the company's relevant share capital and to increases or decreases of 1% or more thereafter.

     In addition, Section 212 of the Companies Act provides that a public company may, by written notice, require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company's relevant share capital to confirm that fact or to indicate whether or not that is the case and, where a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company's relevant share capital holds or, during the relevant time, had held an interest in shares consisting of the company's relevant share capital, to give any further information as may be required relating to this interest in shares consisting of the company's relevant share capital at any time during the three years immediately proceeding the date on which the notice is issued and any other interest in the shares of which he or she is aware.

     Where notice is served by a company under the foregoing provisions on a person that is or was interested in shares of the company and that person fails to give the company any information required by the notice with the time specified in the notice, the company may apply to the English courts for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, any exercise of voting rights and any other rights in respect of these shares including, other than in liquidation, payments in respect of these shares.

     A person who fails to fulfil the obligations imposed by Section 198 and
Section 212 of the Companies Act described above is subject to criminal penalties.


RESTRICTIONS ON VOTING

     If any shareholder, or any other person with an interest in a shareholder's shares, has been duly served with a notice under Section 212 of the Companies Act and is in default for a period of 14 days in supplying us with the information required, then, unless our Directors determine otherwise, the shareholder will not, for so long as the default continues, be entitled to attend or vote, either personally or by proxy, at a shareholders' meeting or to exercise any other right conferred to shareholders in relation to shareholders' meetings in respect of the shares to with the default relates (the "Default Shares") and any other shares held by the shareholder.

     Where the Default Shares represent 0.25% or more of the issued shares of the class in question, any of our Directors or our corporate secretary may, in their absolute discretion, by notice (a "Direction Notice") to a shareholder holding Default Shares representing 0.25% or more of the issued shares in question, direct that (1) any dividend or part of any dividend or other money that otherwise would be payable in respect of the Default Shares will be retained by us, without any liability to pay interest when the dividend in respect of the Default Shares or other money is finally paid to the shareholder, and the shareholder will not be entitled to elect to receive share instead of a dividend; and/or (2) no transfer of any of the shares held by the shareholder will be registered unless the transfer is an approved transfer as defined in our Articles or the shareholder is not himself in default in supplying the information required and the transfer is only part of the shareholder's holding and, when presented for registration, is accompanied by a certificate by the shareholder, in a form satisfactory to our Directors, to the effect that, after due and careful enquiry, the shareholder is satisfied that none of the shares subject to the transfer is a Default Share. In the case of shares in uncertificated form, our Directors may only exercise their discretion to register a transfer if the CREST regulations permit it. Any Direction Notice will cease to have effect in relation to any shares that are transferred by a shareholder holding Default Shares representing 0.25% or more of the issued shares in question by means of an approved transfer or as described above.


VARIATION OF RIGHTS

     Whenever the share capital of lastminute.com is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of applicable English law, be varied or abrogated either with the written consent of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class, but not otherwise. These rights may be so varied or abrogated either while we are a going concern or during or in contemplation of a winding-up. At every separate meeting of holders of the shares of any class the necessary quorum will be at least two persons holding, or representing by proxy, at least one third of the issued share of the class. If the meeting is adjourned, any holder of shares of the class present in person or by proxy may demand a poll and every holder of the issued shares of the class will on a poll have one vote for every share of the class held by him.


ALTERATION OF SHARE CAPITAL

     We may occasionally, by ordinary resolution:

     o increase our capital by sums to be divided into shares of amounts the resolution will prescribe;

     o consolidate and divide all or any of our share capital into shares of a large nominal amount than our existing shares;

     o cancel any shares that, at the date of the resolution, have not been taken, or agreed to be taken, by any person and reduce our share capital by the amount of the shares so cancelled; and

     o Subdivide our shares into shares of a smaller nominal amount than is fixed by our Memorandum of Association, subject to the provisions of applicable English law, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from the subdivision, one or more of the shares may, as compared with the others, have any preferred, deferred or other special rights or be subject to any restrictions as we have power to attach to unissued or new shares.

     Subject to the provisions of applicable English law, we may purchase, or may enter into a contract under which we will or may purchase, any of our own shares of any class, including any redeemable shares. If there will be in issue any shares or other securities that are convertible into our equity share capital of the class proposed to be purchased, then we will not purchase, or enter into a contract under which we will or may purchase, equity shares into which any shares or securities in issue are convertible unless either (1) the terms of issue of the convertible shares or other securities include provisions permitting us to purchase our own equity shares or providing for adjustment to the conversion terms upon a purchase of our own equity shares or securities or
(2) the purchase or the contract first has been approved by an extraordinary resolution passed at a separate meeting of the holders of shares or other securities convertible into our equity share capital of the class proposed to be purchased.

     Subject to the provisions of the Companies Act and to any rights conferred on the holders of any class of shares, we may, by special resolution, reduce our share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

RESERVES

     Our Directors may occasionally set aside a portion of our profits and reserve sums as they think proper that in their discretion, will be applicable for any purposes that our profits may be used. Pending any application, these profits may either be employed in our business or invested. Our Directors may divide the reserve into any special funds as they think fit and may consolidate into one fund any special funds or parts of special funds into which the reserve may have been divided. Our Directors may carry forward any profits rather than place them in reserve.


CAPITALISATION OF PROFITS AND RESERVES

     Our Directors may, with the sanction of an ordinary resolution, capitalise any sum in our reserve accounts, including any share premium account, capital redemption reserve or other undistributable reserve, or our profit and loss account. Capitalisation of any sum in our reserve accounts will be effected by appropriating a sum to shareholders on our register at the close of business on the date of the resolution, or any other date as may be specified or determined, in proportion to their then shareholdings and applying that sum in paying up in full unissued shares or, subject to any special rights of any shares or class of shares, unissued shares of any other class, to be allotted and distributed to them as bonus shares. Our Directors may do anything considered necessary for capitalisation of any sum in our reserve accounts and have full power to make any necessary provisions for entitlements to fractional shares which arise. Our Directors may authorise any person to enter into an agreement with us on behalf of all our interested shareholders in relation to any capitalisation of any sum in our reserve accounts and incidental matters, and any agreement made under our Directors' authority will be effective and binding on all concerned.


BOARD ACTIONS AND POWERS

     Our Articles of Association, provide that unless otherwise determined by ordinary resolution, our Board of Directors will consist of not fewer than three nor more than 15 Directors. A Director will not be required to hold any of our shares to qualify as a Director. A Director who is not a shareholder will nevertheless be entitled to attend and speak at Shareholders' meeting.

     At each annual general meeting, all those Directors who were elected or last re-elected at or before the annual general meeting held in the third calendar year before will retire from office by rotation. A retiring Director will be eligible for re-election.

     No person will be disqualified from being appointed or re-appointed a Director, and no Director will be required to vacate that office, by reason only of the fact that he has attained the age of 70 years of any other age nor will it be necessary be reason of his age to give special notice under the Companies Act of any resolution. Where the Directors convene any general meeting of lastminute.com at which a Director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the Board will give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so will not invalidate any proceedings, or any appointment or re-appointment of that Director, at that meeting.


DIRECTORS' INTERESTS IN CONTRACTS

     A Director may be a party to any contract, arrangement or transaction with the Company, or have an interest in a third party entering into such arrangement with the Company so long as the Director discloses his interest to the Directors of the Company. However, a Director may not vote in respect of any contract or arrangement in which he has a material interest unless such interest is solely as a shareholder of the Company, if the contract or arrangement is in respect of the giving of any security or guarantee for the benefit of the Company, is in respect of any proposal concerning an offer for the Company's shares or is an arrangement with a third party in which the Director holds less than 1% of issued voting capital.


BORROWING POWERS

     Our Board may exercise all our powers to:

     o    borrow money,

     o mortgage and/or charge all or any part of our business, property or assets and uncalled capital,

     o    issue debenture and other securities, and

     o give security, either outright or as collateral security, for any of our debts, liabilities or obligations or those of a third party.

     There is no requirement on our Directors, under our Articles of Association, to limit the borrowings of lastminute.com and our subsidiaries.


REMUNERATION AND EXPENSES

     As provided by our Articles of Association, the ordinary remuneration of our Directors will be determined by the Directors from time to time. The ordinary remuneration of our Directors will not exceed (pound)10 million per annum in aggregate or any higher amount as may be determined by an ordinary resolution of our shareholders. Any Director that holds an executive office, including for this purpose the office of chairman or deputy chairman, or that serves on any committee of the Directors, or that otherwise performs services that, in the opinion of the Directors, are outside the scope of ordinary duties of a Director, may be paid extra remuneration or may receive any other benefits as the Directors may determine. A Director will be paid all reasonable expenses properly incurred by him in the course of his duties including his expenses of travelling to and from Directors' or shareholders' meetings or otherwise in connection with the business. Our Directors have the power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to or on behalf of any person that is or has been at any time one of our Directors and, for the purpose of providing gratuities, pensions or other benefits to or on behalf of any person that is or has been at any time one of our Directors, to contribute to any scheme or fund or to pay premiums.


INDEMNIFICATION AND INSURANCE

     Subject to applicable English law, each of our Directors, secretaries and officers will be indemnified by us and/or exempted by us from all costs, charges, losses and liabilities incurred by them in the actual or purported exercise or discharge of their powers of duties. This indemnity and exemption extends to any liability incurred by them in defending any civil or criminal proceedings which relate to anything done or alleged to have been done by them as our officer or employee and in which judgement is given in their favour; or where proceedings are disposed of without any finding or admission of any material breach on their part; or in which they are acquitted or in respect of which relief from liability is granted.

     Our Directors have the power to purchase and maintain insurance for, or for the benefit of, any persons that are or were at any time a Director or officer of any company we control or that is part of our group (a "Relevant Company") or that are or were trustees of any pension fund or employees' share scheme in which employees of any Relevant Company are interested. Insurance purchased and maintained by our Directors may include insurance against any liability incurred by them in respect of any act or omission, in the actual or purported exercise or discharge of their powers or duties in relation to any Relevant Company, or any pension fund or employees' share scheme.


MATERIAL CONTRACTS

     None.


EXCHANGE CONTROLS

     Other than withholding tax (see "Taxation" below), and other than as described in the next paragraph, there are currently no U.K. governmental laws, decrees or regulations that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of lastminute.com shares or ADSs.

     However, subject to various exceptions, it may be unlawful for us to (a) cause or permit a non-resident body corporate over which we have control to create or issue any shares or debentures, or (b) transfer to any person, or cause or permit to be transferred to any person, shares in or debentures of a non-resident body corporate over which we have control, without in either case first seeking the consent of the U.K. Treasury. In addition, a 1.5% charge to stamp duty or stamp duty reserve tax is generally payable upon the deposit of ordinary shares in connection with the creation of but not subsequent dealing in American Depositary Receipts. This is in lieu of the normal 0.5% stamp duty charge on all purchases of (and the normal 0.5% stamp duty reserve tax charge on all agreements to transfer) ordinary shares.

     Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the pound sterling price of our shares on the London Stock Exchange which is likely to affect the market price of our ADSs on the Nasdaq National Market.

     There are currently no limitations, either under English law or in our articles of association, on the rights of non-residents to hold or vote. In addition, subject as described above, there are currently no U.K. foreign exchange control restrictions on the conduct of our operations or affecting the remittance of dividends on listed shareholders' equity.

    It is, however, the current practice of lastminute.com to send notices or other documents to all shareholders regardless of the country recorded in the register of members as part of the service to the overseas shareholder save where this would not be permissible under specific jurisdictions.


TAXATION

     The following is a summary of the principal U.K. and U.S. federal income tax consequences of the ownership and disposition of shares or ADSs evidenced by ADRs.

     This summary applies to you only if you are a beneficial owner of ADSs or shares and you are:

     o a citizen or resident of the United States for U.S. federal income tax purposes,

     o a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State within the United States, or

     o otherwise subject to U.S. federal income tax on a net income basis in respect of the shares or ADSs.


UNITED KINGDOM TAX CONSIDERATIONS

     This discussion summarises the material U.K. tax consequences of the acquisition, ownership and disposition of shares or ADSs by you if you are not resident or ordinarily resident in the United Kingdom for U.K. tax purposes, you are the absolute beneficial owner of the shares or ADSs you hold, and you hold those shares or ADSs as a capital asset. It does not apply to certain categories of persons such as, for example, dealers.

     You should consult your own tax advisors as to the particular tax consequences to you under U.K. laws and U.K. Inland Revenue practice of the acquisition, ownership and disposition of shares or ADSs.


TAXATION OF DIVIDENDS AND DISTRIBUTIONS

     Under current U.K. taxation legislation, no tax is required to be withheld at source from cash dividend payments by us.


UNITED KINGDOM TAXATION OF CAPITAL GAINS

     If you are not resident or ordinarily resident in the United Kingdom then, subject to the comments below, you will not ordinarily be liable for U.K. tax on capital gains realised on the disposal of a share or ADS for tax purposes unless, at the time of the disposal, you carry on a trade, profession or vocation in the United Kingdom through a branch or agency and the share or ADS you dispose of is, or has been used, held or acquired for the purposes of that trade, profession or vocation carried on by you in the United Kingdom or for the purposes of that branch or agency in the United Kingdom.

     If you are an individual and on or after March 17, 1998 have ceased to be resident or ordinarily resident for tax purposes in the United Kingdom and continue not to be resident or ordinarily resident in the United Kingdom for a period of less than five years of assessment and dispose of shares or ADSs during that period, you may also be liable on your return to the United Kingdom to U.K. tax on capital gains, subject to any available exemption or relief, notwithstanding that you are not resident or ordinarily resident in the United Kingdom at the time of the disposal.

UNITED KINGDOM STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

     U.K. stamp duty will, subject to specific exceptions, be payable on any instrument pursuant to which shares in registered form are transferred:

     o to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or

     o to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts.

The applicable stamp duty rate will be 1.5%, rounded up to the nearest pound sterling 5, of the amount or value of any consideration given for the shares or of the value of the shares where the transfer is otherwise than on sale. This would include transfers of shares in registered form to the custodian for deposit under the ADS deposit agreement. U.K. SDRT would also be payable in these circumstances, and on the issue of shares to the custodian. The applicable rate of SDRT will be 1.5% of:

    (i)   the issue price where shares are issued;

    (ii) the amount or value of the consideration where shares are transferred for consideration in money or money's worth; or

    (iii) the value of the shares in any other case.

     In practice no SDRT will be payable if stamp duty equal to the SDRT liability is paid. In circumstances where stamp duty is not payable on the transfer of shares in registered form to the custodian at the rate of 1.5%, for example where there is no chargeable instrument, SDRT will be payable. In accordance with the terms of the ADS deposit agreement, any tax or duty payable by the custodian or its nominees or agents on any transfers of shares to them in registered form will be charged by the custodian to the party to whom the corresponding ADRs are delivered.

     lastminute.com agreed to pay any stamp duty or SDRT charges arising as a result of the issue by lastminute.com of shares to the custodian pursuant to the March 2000 offering. In accordance with the terms of the deposit agreement, any stamp duty, SDRT or other taxes or duties payable by the custodian on any other deposit of shares will be charged by the custodian to the holder of the ADS or any deposited security represented by the ADS.

     No stamp duty will be payable on a transfer of an ADS, provided that the relevant instrument of transfer is not executed in or brought into the United Kingdom. An agreement to transfer an ADS will not give rise to SDRT. On a transfer of shares from the custodian to a holder of an ADS upon cancellation of the ADS, a fixed stamp duty of pound sterling 5 per instrument of transfer will be payable. Any transfer for value of the underlying shares represented by ADSs or agreement to transfer these underlying shares may give rise to a liability to stamp duty or SDRT which would generally be satisfied by the transferee.

     No stamp duty and, except as described above, no SDRT will be payable on the issue of shares by lastminute.com.

     Subject to some exceptions, a transfer on sale of shares in registered form will attract ad valorem stamp duty at the rate of 0.5% (rounded up to the nearest pound sterling 5) of the amount or value of the consideration for the transfer. SDRT at a rate of 0.5% of the amount or value of the consideration may be payable on an agreement to transfer shares in registered form. If within six years of the date of the agreement an instrument transferring the shares is executed and stamped, any SDRT paid may be repaid or, if it has not been paid, the liability to pay the SDRT, but not necessarily interest and penalties, may be cancelled. SDRT is chargeable whether the agreement is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

     SDRT is generally a liability of the purchaser and stamp duty is normally paid by the purchaser.


UNITED STATES FEDERAL INCOME TAXATION CONSIDERATIONS

     This discussion summarises the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares and ADSs.

     This summary applies only to holders that will hold shares or ADSs as capital assets. This summary is based upon:

     o the current tax laws of the United States, including the Internal Revenue Code of 1986,

     o current U.S. Internal Revenue Service practice and applicable U.S. court decisions,

     o the U.K.-U.S. income tax treaty as in effect on the date of this Annual Report, and

     o    in part upon representations of the depositary.

     This summary assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement and any related agreement will be performed in accordance with its respective terms.

     The following summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

     o investors that own, directly or indirectly, 10% or more of our voting stock,

     o    banks,

     o    insurance companies,

     o    investors liable for the alternative minimum tax,

     o    individual retirement accounts and other tax-deferred accounts,

     o    tax exempt organisations,

     o    dealers in securities or currencies,

     o investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, or

     o    investors whose functional currency is not the U.S. dollar.

     This summary assumes that there is a significant risk that we are a passive foreign investment company (a"PFIC") for U.S. federal income tax purposes for the current taxable year. Our possible status as a PFIC could subject you to adverse U.S. federal income tax consequences. See "Passive Foreign Investment Company Considerations" below.

     The summary of U.S. federal income tax consequences set out below is for general information only. You should consult your own tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the shares or ADSs, including your eligibility for the benefits of the U.K.-U.S. income tax treaty, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.


U.S. HOLDERS OF ADSS

     For U.S. federal income tax purposes, an owner of ADSs will be treated as the owner of the corresponding number of underlying shares held by the depositary, and references to shares in the following discussion refer also to ADSs representing the shares.


TAXATION OF DIVIDENDS

     We have never paid cash dividends to our shareholders and we currently do not anticipate paying dividends for the foreseeable future. If we were to pay a dividend, then, subject to the PFIC rules discussed below, you would be subject to tax on these dividends as foreign source dividend income to the extent they were paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and would not be eligible for the dividends received deduction allowed to corporations. Any dividends that exceeded our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. We do not currently intend to calculate our earnings and profits in accordance with U.S. federal income tax principles.

FOREIGN CURRENCY DIVIDENDS

     For U.S. federal income tax purposes, the amount of any dividend paid in pounds sterling will equal the fair market value of the pounds sterling on the date they are received by you, in the case of shares, or by the depositary, in the case of ADSs, based on the exchange rate in effect on that date. If you or the depositary convert dividends received in pounds sterling into U.S. dollars on the day they are received, you generally will not be required to recognize foreign currency gain or loss in respect of this dividend income.


EFFECT OF U.K. TAX CREDIT

     Under current law an individual shareholder who is resident in the United Kingdom for U.K. tax purposes and who receives a dividend from us is entitled to claim a tax credit in the United Kingdom against the income tax liability attributable to the dividend. Although you will not be entitled to this U.K. tax credit if you receive a dividend from us, under the U.K.-U.S. income tax treaty you may treat an amount equal to this credit as a tax paid to the U.K. taxing authorities, for which you may claim a U.S. foreign tax credit (as discussed below). Without providing further evidence of payment, you may claim a foreign tax credit for this amount by filing IRS Form 8833 with your income tax return for the relevant year.

     Subject to statutory and regulatory limitations, if you make the election on Form 8833 described above you will generally be entitled either to elect a credit against your U.S. federal income tax liability, or take a deduction in computing your U.S. federal taxable income, equal to the U.K. tax credit associated with dividends paid by us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends paid by us will generally be treated as "passive income" or, in the case of holders that are predominantly engaged in the active conduct of a banking, insurance, financing or similar business for U.S. federal income tax purposes, "financial services income." In some cases, you may be unable to obtain a foreign tax credit, but will instead be allowed a deduction, for the U.K. tax credit associated with a dividend if you:

     o have not held the shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date; or

     o hold the shares in arrangements in which your expected profit, after non-U.S. taxes, is insubstantial.

     If you are an accrual basis taxpayer, you must translate U.K. taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for U.K. taxes relative to your U.S. federal income tax liability attributable to a dividend.

     You should consult your tax advisers concerning the foreign tax credit implications of making the election on Form 8833 described above.

     The United States and the United Kingdom signed a new convention on July 24, 2001 (the "New Treaty"), which will only enter into force when and if the convention has completed its passage through the U.K. Parliament and the U.S. Senate and has been ratified by both Governments. If the New Treaty becomes effective, the rules regarding U.K. tax credits and corresponding U.S. federal income tax gross-ups will change, among others. You should consult your own tax advisor concerning the potential application of the New Treaty.


EXCHANGE OF ADSS FOR SHARES

     You will not recognise gain or loss if you exchange ADSs for your proportionate interest in shares. Your tax basis in withdrawn shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the shares will include the holding period of the ADSs.


TAXATION OF CAPITAL GAINS

     Subject to the PFIC rules discussed below, upon a sale or other disposition of ADSs or shares, other than an exchange of ADSs for shares, you will generally recognise capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ADSs or shares. This capital gain or loss will be long-term capital gain or loss if your holding period in the ADSs or shares exceeds one year. Any gain or loss will generally be U.S. source, except that losses will be treated as foreign source to the extent you received dividends that were treated as financial services income during the 24-month period prior to the sale.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

     A foreign corporation will be a PFIC in any taxable year if:

     o    at least 75% of its gross income is "passive income," or

     o at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

     Since the market price of our shares and ADSs is likely to be highly volatile and subject to wide fluctuations, it would be difficult to determine, and we do not intend to determine, whether we will be a PFIC in any year. We may therefore be a PFIC in any year.

     If we are a PFIC in any year during which you own shares, and you have not made a mark to market or qualified electing fund election (each as described below), you will generally be subject to special rules (regardless of whether we continue to be a PFIC) with respect to:

     o distributions exceeding 125% of the average annual distributions received from us in the previous three taxable years or, if shorter, your holding period for the shares,

     o    any gain realised on the sale or other disposition of shares.

     Under these rules:

     o the distribution or gain will be allocated rateably over your holding period,

     o the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC will be taxed as ordinary income, and

     o the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax applicable to you for that year and an interest charge for the deemed deferral benefit will be imposed on the resulting tax attributable to each of these other taxable years.

     If we are a PFIC, you will generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs.

     You can avoid the interest charge by making a mark to market election with respect to the shares, provided that the shares are "marketable." Shares will be marketable if they are regularly traded on certain U.S. stock exchanges (including Nasdaq), or on a foreign stock exchange if:

     o the foreign exchange is regulated or supervised by a governmental authority of the country in which the exchange is located;

     o the foreign exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open market, and to protect investors;

     o the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced; and

     o    the rules of the exchange ensure active trading of listed stocks.

     We believe that the London Stock Exchange satisfies these requirements. For these purposes, the shares will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

     If you make a mark to market election, you must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the shares at the close of the taxable year over your adjusted basis in the shares. You may also claim an ordinary loss deduction for the excess, if any, of your adjusted basis in the shares over the fair market value of the shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark to market gains for prior years. Gains from an actual sale or other disposition of the shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark to market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable. If we are a PFIC for any year in which you own shares but before a mark to market election is made, the interest charge rules described above will apply to any mark to market gain recognised in the year the election is made.

     In some cases, a shareholder of a PFIC can also avoid the interest charge by making a "qualified electing fund" ("QEF") election to be taxed currently on its share of the PFIC's undistributed income. We do not, however, expect to provide to you the information regarding this income that would be necessary for you to make a QEF election with respect to your shares.

     If we are a PFIC, you must make an annual return on U.S. Internal Revenue Service Form 8621, reporting distributions received and gains realised with respect to each PFIC in which you hold a direct or indirect interest.

     You should consult your tax advisers concerning the potential application of the PFIC rules.


BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of dividends and other proceeds with respect to shares by U.S. persons will be reported to you and to the U.S. Internal Revenue Service as may be required under applicable regulations. Backup withholding at rates of up to 30% may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax returns. Some holders, such as corporations, are not subject to backup withholding. You should consult your tax advisers as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

     We had significant cash balances at September 30, 2001 and 2000.

     Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents and short-term investments. We invest surplus funds in AAA/AA rated credit institutions and earn interest at a floating rate that follows LIBOR.

     We do not use derivative financial instruments in our investment portfolio. We seek to ensure the safety and preservation of our invested funds by limited default and market risks by investing with high rated financial institutions.

     Non-equity share capital was converted into equity share capital during the year ended September 30, 2000. The shareholders upon conversion waived all outstanding liabilities associated with the shares.

     The outstanding financial liability which arose as a result of the acquisition of the Degriftour group of companies was settled in October 2001. No interest was payable in relation to this liability at year end.


EXCHANGE RATE SENSITIVITY

     We publish our consolidated financial statements in pounds sterling, which is our functional currency. In the year ended September 30, 2001, 37% of our total revenues were recorded in pounds sterling, as compared to 82% in 2000, and substantially all the rest was in European currencies that have been replaced by the euro from January 1, 2002. In the future, we expect this trend to continue with a greater portion of our sales in the eleven European countries that have adopted the euro as their currency, as well as sales from European countries such as Norway, Sweden, Switzerland and others that have not adopted the euro. Pounds sterling purchases and expenses represented approximately 60% of our cost of sales and operating expenses in the year ended September 30, 2001, as compared to 76% in the previous year. A weakening of the euro or other European currencies that are not part of the euro market against the pound sterling would reduce our reported revenues and could reduce our reported operating and net income.

     During the year the Group did not seek to hedge this foreign currency exposure apart from in the Degriftour Group, where US dollar exposures may be hedged in accordance with Degriftour's exchange rate policy as stated in note 22 of notes to the financial statements.

     As a result of the significant investment in its French subsidiaries, the Group's balance sheet could be significantly affected by movements in the euro/sterling exchange rate. The Group has not sought to hedge against this structural currency risk due to the reasonably stable nature of the relationship between the two currencies. Other operations denominated in foreign currencies giving rise to structural currency exposure are not significant to the Group. As such the Group does not hedge against these currency risks.

     The Group's principal French subsidiary group, Degriftour, occasionally hedges against transactional currency exposure on significant U.S. dollar transactions. Gains and losses on instruments used for hedging are not recognised until the exposure which is being hedged, is itself recognised.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable to Annual Reports.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Our shares have been listed on the Official List of the U.K. Listing Authority and traded on the London Stock Exchange and our ADSs have been quoted on the Nasdaq National Market since March 21, 2000. Pursuant to a Registration Statement on Form F-1 (Registration No. 333-11582) 33,000,000 ordinary shares, nominal value 1p per share were registered with the U.S. Securities and Exchange Commission. Our Form F-1 Registration Statement was declared effective on March 13, 2000 and our offering commenced on March 14, 2000. The managing underwriter was Morgan Stanley Securities Limited. The total proceeds to us from the offering were approximately pounds sterling 125.4 million before expenses. We incurred expenses, excluding underwriting discounts, of pounds sterling 0.6 million. We paid pounds sterling 8.8 million to the underwriters as underwriting discounts. The net proceeds of the offering to us were pounds sterling 115.9 million. In October 2000 we paid pounds sterling 21.1 million as part cash consideration for the acquisition of the Degriftour group of companies, with the remaining pounds sterling 6.3 million final payment of deferred cash consideration being made in October 2001, as agreed in the original sale documentation. As at December 31, 2001 the net cash position remaining of the Group was pounds sterling 36.5 million.

ITEM 15.  RESERVED

ITEM 16.  RESERVED
                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

    We have responded to Item 18 in lieu of responding to this item.

ITEM 18.  FINANCIAL STATEMENTS

    The following audited financial statements and related schedule, together with the report thereon of Ernst and Young LLP are filed as part of this Annual
Report:

Report of Independent Auditors..........................................

Consolidated Profit and Loss Accounts for the years ended
  September 30, 1999, 2000 and 2001.....................................

Consolidated Statements of Total Recognised Gains and Losses for the
  years ended September 30, 1999, 2000 and 2001.........................

Consolidated Balance Sheets as at September 30, 2000 and 2001...........

Consolidated Statements of Changes in Shareholders' Funds of Last
  Minute Network Limited for the year ended September 30, 1999 and the period October 1, 1999 to February 15, 2000 and of lastminute.com plc for the years ended September 30, 2000 and 2001........................

Consolidated Statements of Cash Flows for the years ended September......
  30, 1999, 2000 and 2001.............

Notes to the Financial Statements........................................

Schedule for the years ended September 30, 1999, 2000 and
  2001...................................................................

Schedule II - Valuation and qualifying accounts..........................

ITEM 19.  EXHIBITS

    The following exhibits are filed as part of this Annual Report:

EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
 1.1*    Memorandum and Articles of Association of lastminute.com plc

 2.1*    Form of American Depositary Receipt

 2.2* Form of Deposit Agreement between lastminute.com plc and the Morgan Guaranty Trust Company of New York, as depositary

 4.1*    Subscription and Shareholders' Agreement dated June 29, 1998

 4.2*    Shareholders' Agreement dated May 21, 1999

 4.3*    Subscription Disclosure Letter Agreement dated May 21, 1999

 4.4*    First Supplemental Shareholders' Agreement dated June 4, 1999

 4.5*    Second Supplemental Shareholders' Agreement dated November 16, 1999

 4.6*    Third Supplemental Shareholders' Agreement dated February 4, 2000

 4.7*    Deed of Adherence to Shareholders' Agreement dated February 15, 2000

 4.8*    Share Exchange Agreement dated February 15, 2000

 4.9* Travel Agency Booking Agreement between Apollo Travel Limited and Last Minute Network Limited dated August 5, 1998

 4.10* Side letter agreement between Apollo Travel Limited and Last Minute Network Limited dated April 31, 1999 (sic)

 4.11*   Lufthansa Warrant Instrument dated January 31, 2000

 4.12*   Virgin Atlantic Airways Warrant Instrument dated February 14, 2000

 4.13*   Acquisition Agreement dated January 26, 2000

 4.14* Service Agreement dated February 24, 2000 between Brent S. Hoberman and lastminute.com plc

 4.15* Service Agreement dated February 24, 2000 between Martha Lane Fox and lastminute.com plc

 4.16*   1998 Unapproved Executive Share Option Scheme

 4.17*   1999 Unapproved Executive Share Option Scheme

 4.18*   2000 Unapproved Executive Share Option Scheme

 4.19*   2000 Approved Executive Share Option Scheme

 4.20*   2000 Non-Executive Share Option Scheme

 4.21* Acquisition Agreement dated August 11, 2000 between lastminute.com plc, lastminute S.A.R.L. and Francis Reverse, Pierre Henri Alzon, Pierre Jacques Alzon, Phillipe Merlhiot and Frederic Battut and their respective spouses and children

 4.22* First Demand Guarantee dated October 23, 2000 between lastminute S.A.R.L., Barclays Bank plc and Francis Reverse, Pierre Henri Alzon, Pierre Jacques Alzon, Phillipe Merlhiot and Frederic Battut and their respective spouses and children

 4.23* First Demand Guarantee dated October 19, 2000 between Banque Eurofin, lastminute.com plc, and lastminute S.A.R.L.

 4.24* First Demand Guarantee dated October 19, 2000 between Banque Eurofin, lastminute.com plc, and lastminute S.A.R.L.

 4.25 Service Agreement dated June 21, 2001 between David Howell and Last Minute Network Limited

 4.26    Lastminute.com plc Sharesave Scheme dated February 14, 2002

 8.1     List of Subsidiaries

----------

* Previously filed as exhibits to Registration Statement on Form F-1 (Registration No. 333-11582), or the Annual Report on Form 20-F for the fiscal year ended September 30, 2000 of lastminute.com plc and incorporated herein by reference.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

LASTMINUTE.COM PLC


                                                By:    /s/ DAVID HOWELL
                                                       ----------------
                                                Name:  David Howell
                                                Title: Chief Financial Officer
                                                Dated: March 13, 2002

                               LASTMINUTE.COM PLC

                         REPORT OF INDEPENDENT AUDITORS

To:  The Board of Directors
lastminute.com plc

    We have audited the accompanying consolidated balance sheets of lastminute.com plc at September 30, 2000 and 2001, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, movements in shareholders' funds and cash flows for each of the three years in the period ended September 30, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of lastminute.com plc at September 30, 2000 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years ended September 30, 2001 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see note 29 of notes to the financial statements). Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole presents fairly in all material respects the information set forth therein.



                                                               ERNST & YOUNG LLP

London, England
November 23, 2001 except for:
Note 28 - Post Balance Sheet Events,
as to which the date is March 13, 2002

                               LASTMINUTE.COM PLC

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                               YEAR ENDED SEPTEMBER 30,
                                                      ------------------------------------------
                                             NOTES       1999            2000             2001
                                             -----    ---------       ---------        ---------
                                                                      RESTATED (1)
                                                     (L 000, EXCEPT SHARES AND PER SHARE AMOUNTS)
TOTAL TRANSACTION VALUE (2).............       3           2,647          34,189           124,210
                                                      ==========      ==========       ===========
TURNOVER                                       3
  Group and share of joint ventures.....                     195           3,740            18,416
  Less share of joint ventures..........                       -               -               (47)
                                                      ----------      ----------       -----------
GROUP TURNOVER..........................                     195           3,740            18,369
Cost of sales...........................                      18             401             1,165
                                                      ----------      ----------       -----------
Gross profit............................                     177           3,339            17,204
                                                      ----------      ----------       -----------
OPERATING COSTS
  Product development...................                   1,398           9,951             7,800
  Sales and marketing...................                   1,597          20,711            27,207
  General and administration............                   1,716          10,811            15,787
                                                      ----------      ----------       -----------
OPERATING COSTS BEFORE DEPRECIATION AND
  AMORTISATION..........................                   4,711          41,473            50,794
                                                      ----------      ----------       -----------
EBITDA (3)..............................                  (4,534)        (38,134)          (33,590)
                                                      ----------      ----------       -----------
Depreciation............................                      33           1,317             8,744
Goodwill amortisation...................                       -               -            14,660
                                                      ----------      ----------       -----------
TOTAL OPERATING COSTS...................                   4,744          42,790            74,198
                                                      ----------      ----------       -----------
GROUP OPERATING LOSS                           4          (4,567)        (39,451)          (56,994)
Share of operating loss in joint ventures     15               -             (75)             (196)
                                                      ----------      ----------       -----------
TOTAL OPERATING LOSS: GROUP AND SHARE OF
  JOINT VENTURES........................                  (4,567)        (39,526)          (57,190)
Interest receivable.....................       8              68           3,777             3,480
Interest payable and similar charges....       9              (1)            (41)              (36)
                                                      ----------      ----------       -----------
LOSS ON ORDINARY ACTIVITIES BEFORE
  TAXATION..............................                  (4,500)        (35,790)          (53,746)
Tax on loss on ordinary activities......      10               -               -               158
                                                      ----------      ----------       -----------
LOSS FOR THE FINANCIAL YEAR (4).........                  (4,500)        (35,790)          (53,588)
APPROPRIATIONS
Non equity: Preference shares...........      11              40               -                 -
                                                      ----------      ----------       -----------
RETAINED LOSS FOR THE FINANCIAL YEAR....                  (4,540)        (35,790)          (53,588)
                                                      ==========      ==========       ===========
LOSS PER SHARE - BASIC AND DILUTED (5)..      12          (13.51)p        (36.39)p          (31.50)p
                                                      ==========      ==========       ===========
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
  OUTSTANDING (5).......................              33,595,515      98,347,405       170,137,039
                                                      ==========      ==========       ===========

----------

(1) See note 15 of notes to the financial statements.

(2) Total transaction value, which is stated exclusive of value added tax and associated taxes, does not represent the Company's statutory turnover and comprises amounts relating to the Group and its share of joint ventures. In the majority of transactions, where the Company acts as agent or cash collector, total transaction value represents the price at which goods or services have been sold across the web site. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of goods or services provided. In such cases total transaction value represents the flat fee commission earned. In the small number of cases where the Company acts as principal, total transaction value represents the price at which goods or services are offered on the web site.

(3) EBITDA consists of Group operating loss before interest, taxes, depreciation and amortisation. EBITDA is included because management believes it is a useful additional measure of performance. EBITDA should not be considered as a substitute for operating loss, net income, cash flow or other statements of operations or cash flow data computed in accordance with UK GAAP or US GAAP or as a measure of our results of operations or liquidity. The EBITDA measures presented may not be comparable to similarly titled measures used by other companies.

(4) A summary of the differences between accounting principles generally accepted in the United Kingdom and those generally accepted in the United States applicable to the Company is set forth in note 29 of notes to the financial statements.

(5) Shares and per share amounts have been retroactively adjusted for the 284 for 1 bonus issue of Ordinary Shares on February 15, 2000.

       The notes to the financial statements are an integral part of these financial statements.

                               LASTMINUTE.COM PLC

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                   YEAR ENDED SEPTEMBER 30,
                                                               --------------------------------
                                                 NOTES          1999         2000        2001
                                                 -----         ------      --------     -------
                                                                          RESTATED(1)
                                                                            (L 000)
Loss for the financial year excluding share
  of losses in joint ventures...............                   (4,500)      (35,715)    (53,392)
Share of joint ventures' loss for the year..       15               -           (75)       (196)
Gain on the establishment of joint ventures.       15               -           226         202
Foreign currency translation differences....                        -            22        (414)
                                                               ------      --------     -------
Total recognised gains and losses for the
  year......................................                   (4,500)      (35,542)    (53,800)
Prior year adjustment.......................       15               -             -         184
                                                               ------      --------      ------
Total gains and losses recognised since
  last annual report........................                   (4,500)      (35,542)    (53,616)
                                                               ======       =======     =======

----------

(1) See note 15 of notes to the financial statements.

(2) The statements of comprehensive income required under United States generally accepted accounting principles are set forth in note 29 of notes to the financial statements.

       The notes to the financial statements are an integral part of these financial statements.

                               LASTMINUTE.COM PLC

                           CONSOLIDATED BALANCE SHEETS

                                                            AT SEPTEMBER 30,
                                                        ----------------------
                                                 NOTES     2000          2001
                                                 -----  ----------      ------
                                                        RESTATED(1)
                                                               (L 000)
FIXED ASSETS
Intangible assets............................      13     58,636        43,992
Tangible assets..............................      14     13,972        13,656
Investments
  joint ventures
 - gross assets..............................                230           455
 - gross liabilities.........................                (23)          (78)
                                                         -------       -------
                                                   15        207           377
                                                         -------       -------
Total fixed assets...........................             72,815        58,025
                                                         -------       -------
CURRENT ASSETS
Stocks.......................................      16         52            40
Debtors......................................      17     10,543        11,173
Cash at bank and in hand.....................            103,688        46,617
                                                         -------       -------
                                                         114,283        57,830
CREDITORS: amounts falling due within one year     18     38,363        26,400
                                                         -------       -------
NET CURRENT ASSETS...........................             75,920        31,430
                                                         -------       -------
TOTAL ASSETS LESS CURRENT LIABILITIES........            148,735        89,455

CREDITORS: amounts falling due after more than
  one year....................................     19      6,031           --

PROVISIONS FOR LIABILITIES AND CHARGES.......      21      1,410           543
                                                         -------       -------
                                                         141,294        88,912
                                                         =======       =======
CAPITAL AND RESERVES (2)
Called up share capital......................              1,505         1,733
Share premium account........................            112,923       112,983
Shares to be issued..........................                197           --
Profit and loss account......................            (40,280)      (94,080)
Merger reserve...............................             61,746        61,892
Other reserves...............................              5,203         6,384
                                                         -------       -------
TOTAL EQUITY SHAREHOLDERS' FUNDS.............            141,294        88,912
                                                         =======       =======

----------

(1) See note 15 of notes to the financial statements.

(2) A summary of the differences between accounting principles generally accepted in the United Kingdom and those generally accepted in the United States applicable to the Company is set forth in note 29 of notes to the financial statements.

       The notes to the financial statements are an integral part of these financial statements.

                               LASTMINUTE.COM PLC

            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' FUNDS

SHARE CAPITAL

     LAST MINUTE NETWORK LIMITED                    ORDINARY SHARES        PREFERENCE A SHARES     PREFERENCE B SHARES     TOTAL
     ---------------------------                 ---------------------     -------------------    --------------------    ------
                                                    (NO.)       (L 000)      (NO.)      (L 000)      (NO.)       (L 000)  (L 000)
AUTHORISED

At October 1, 1998 .........................        149,000          1          760         1             --        --        2
Ordinary Shares of L 0.01 authorised .......         51,000          1           --        --             --        --        1
Preference B Shares of L 0.01 authorised ...             --         --           --        --        350,000       350      350
Subdivision of existing Preference A and
  Preference B Shares into Preference A
  and Preference B Shares of L 0.01 each ...             --         --       75,240        --     34,650,000        --       --
                                                 ----------      -----      -------       ---     ----------       ---      ---
At September 30, 1999 ......................        200,000          2       76,000         1     35,000,000       350      353
Designation of unissued L 0.01
  Preference B Shares to L 0.01
  Ordinary Shares (2) ......................        200,000          2           --        --       (200,000)       (2)      --
Designation of unissued L 0.01
  Preference B Shares to L 0.01
  Preference A Shares (2) ..................             --         --       76,000         1        (76,000)       (1)      --
Ordinary Shares of L 0.01 authorised (4) ...     35,547,712        355           --        --             --        --      355
                                                 ----------      -----      -------       ---     ----------       ---      ---
At February 15, 2000 (5) ...................     35,947,712        359      152,000         2     34,724,000       347      708
                                                 ==========      =====      =======       ===     ==========       ===      ===

ISSUED

At October 1, 1998 .........................        115,200          1          760         1             --        --        2
Ordinary Shares of L 0.01 issued for cash...          8,142         --           --        --             --        --       --
Subdivision of existing Preference A and
  Preference B Shares into Preference A
  and Preference B Shares of L 0.01 ........             --         --       75,240        --             --        --       --
Preference B Shares of L 0.01 issued
  for cash .................................             --         --           --        --        114,432         1        1
Preference B Shares issued on
  conversion of bridge loan (1).............             --         --           --        --          9,516        --       --
                                                 ----------      -----      -------       ---     ----------       ---      ---
At September 30, 1999 ......................        123,342          1       76,000         1        123,948         1        3
L 0.01 Ordinary Shares and L 0.01
  Preference B Shares ......................            284         --           --        --         17,191        --       --
L 0.01 Ordinary Shares issued in part
  consideration for the purchase of
  Last Minute S.P.R.L.......................             32         --           --        --             --        --       --
L 0.01 Preference A Shares issued for cash .             --         --        4,595        --             --        --       --
L 0.01 Ordinary Shares and L 0.01
  Preference A and B Shares issued for
  cash (3) .................................          1,510         --        4,211        --         60,346         1        1
284 for 1 Bonus Issue (4) ..................     35,547,712        355           --        --             --        --      355
                                                 ----------      -----      -------       ---     ----------       ---      ---
At February 15, 2000 (5) ...................     35,672,880        356       84,806         1        201,485         2      359
                                                 ==========      =====      =======       ===     ==========       ===      ===


       The notes to the financial statements are an integral part of these financial statements.

                               LASTMINUTE.COM PLC

SHARE CAPITAL - (CONTINUED)

           LASTMINUTE.COM PLC                          ORDINARY SHARES        PREFERENCE A SHARES   PREFERENCE B SHARES      TOTAL
           -----------------                      -------------------------   ------------------- -----------------------   --------
                                                        (NO.)      (L 000)      (NO.)    (L 000)       (NO.)      (L 000)    (L 000)
AUTHORISED
On incorporation October 1, 1999 -
  Ordinary Shares of L 1.00 ...................              100        --          --      --             --         --         --
Subdivision of existing L 1.00 Ordinary
  Shares into Ordinary Shares of L 0.01 .......            9,900        --          --      --             --         --         --
Ordinary Shares of L 0.01, Preference A and
  Preference B Shares of L 2.85 authorised ....      113,990,000     1,140     152,000     433     34,724,000     98,964    100,537
                                                  --------------   -------    --------    ----    -----------    -------    -------
Redesignation of Preference A and
 Preference  B Shares of L 2.85 to Ordinary
 Shares of L 0.01 .............................    9,939,660,000    99,397    (152,000)   (433)   (34,724,000)   (98,964)        --
                                                  --------------   -------    --------    ----    -----------    -------    -------
At February 15, 2000 and September 30,
  2000 and 2001 ...............................   10,053,660,000   100,537          --      --             --         --    100,537
                                                  ==============   =======    ========    ====    ===========    =======    =======
ISSUED
On incorporation October 1, 1999 -
  Ordinary Shares of L 1.00 ...................                2        --          --      --             --         --         --
Subdivision of existing L 1.00 Ordinary
  Shares into Ordinary Shares of L 0.01 .......              198        --          --      --             --         --         --
L 0.01 Ordinary Shares issued in
  consideration for the acquisition of
  Last Minute Network Limited..................       35,672,680       356          --      --             --         --        356
L 2.85 Preference Shares issued in
  consideration for the acquisition of
  Last Minute Network Limited .................               --        --      84,806     242        201,485        574        816
L 2.85 Preference Shares converted into
  L 0.01 Ordinary Shares ......................       81,592,935       816     (84,806)   (242)      (201,485)      (574)        --
                                                  --------------   -------    --------    ----    -----------    -------    -------
At February 15, 2000 (5) ......................      117,265,815     1,172          --      --             --         --      1,172
 L 0.01 Ordinary Shares issued for the
  Initial Public Offering (6) .................       33,000,000       330          --      --             --         --        330
L 0.01 Ordinary Shares issued in
  consideration for the provision of services .           66,690         1          --      --             --         --          1
Share options exercised .......................          241,724         2          --      --             --         --          2
                                                  --------------   -------    --------    ----    -----------    -------    -------
At September 30, 2000 .........................      150,574,229     1,505          --      --             --         --      1,505
                                                  ==============   =======    ========    ====    ===========    =======    =======
Share options exercised (7) ...................        2,661,801        27          --      --             --         --         27
L 0.01 Ordinary Shares issued in
  consideration for the acquisition of
  Degriftour Group (8) ........................       19,700,000       197          --      --             --         --        197
L 0.01 Ordinary Shares issued in
  consideration for the acquisition of
  Urbanbite Limited (9) .......................          442,151         4          --      --             --         --          4
                                                  --------------   -------    --------    ----    -----------    -------    -------
At September 30, 2001 .........................      173,378,181     1,733                                                    1,733
                                                  ==============   =======    ========    ====    ===========    =======    =======


--------------

(1) On May 21, 1999, Last Minute Network Limited converted a pound sterling 350,000 bridge loan into Preference B Shares. The loan was an 8% unsecured convertible loan, convertible at the holders' option at a 25% discount to the fair value of the share price at the date of conversion.

(2) On February 4, 2000, 76,000 and 200,000 of the authorised Preference B Shares were re-designated as 76,000 Preference A Shares and 200,000 Ordinary Shares, respectively.

(3) On February 4, 2000, Last Minute Network Limited completed a private placement of 49,856 Preference B Shares with a number of its strategic partners for approximately pound sterling 19.0 million. In addition, pound sterling 6.2 million was raised through the issue of Ordinary Shares, Preference A Shares and Preference B Shares to existing shareholders.

(4) On February 15, 2000, Last Minute Network Limited increased its authorised share capital to pound sterling 708,000 by the creation of 35,547,712 new Ordinary Shares. On the same date, the Company effected a bonus issue of 284 Ordinary Shares for each existing Ordinary Share held by capitalising pound sterling 355,000 of its share premium account. This bonus issue has been reflected in the numbers of Ordinary Shares shown above.

(5) On February 15, 2000, following a Group reconstruction, there was a share for share exchange between lastminute.com plc and Last Minute Network Limited. This was accounted for in accordance with the principles of merger accounting.

(6) On March 21, 2000, the Group completed its initial public offering of 33 million Ordinary Shares raising pound sterling 125,400,000 before expenses.

(7) During the year the Company issued 2,661,801 Ordinary Shares following the exercise of options under the various share option schemes operated by the Company.

(8) In October 2000 19,700,000 Ordinary Shares were issued as part consideration for the acquisition of the Degriftour group of companies.

(9) In July 2001 442,151 Ordinary Shares were issued as consideration for the acquisition of Urbanbite Limited.



       The notes to the financial statements are an integral part of these financial statements.

                               LASTMINUTE.COM PLC

TOTAL SHAREHOLDERS' FUNDS

                                                SHARE       PROFIT                                           TOTAL
                                    SHARE      PREMIUM     AND LOSS     OTHER      MERGER    SHARES TO   SHAREHOLDERS'
                                   CAPITAL     ACCOUNT     ACCOUNT    RESERVES    RESERVE    BE ISSUED       FUNDS
                                  ---------   ---------   ---------   --------   ---------   ---------   -------------
                                                                        (L 000)
At October 1, 1998 .............          2        599        (296)         --          --          --           305
Shares issued ..................          1      6,125          --          --          --          --         6,126
Loss for the year ..............         --         --      (4,540)         --          --          --        (4,540)
Share-based compensation .......         --         --          --         672          --          --           672
Transfer relating to options
  exercised ....................         --         --          10         (10)         --          --            --
                                   --------   --------    --------    --------    --------    --------      --------
At September 30, 1999 ..........          3      6,724      (4,826)        662          --          --         2,563
Merger adjustment (1) ..........         --     (6,724)         --          --       6,724          --            --
                                   --------   --------    --------    --------    --------    --------      --------
At September 30, 1999 (restated)          3         --      (4,826)        662       6,724          --         2,563
Shares issued in Last Minute
  Network Limited ..............          1     28,191          --          --          --          --        28,192
Bonus issue (2) ................        355       (355)         --          --          --          --            --
Share conversion ...............        813         --          --          --          --          --           813
Merger adjustment ..............         --    (27,836)         --          --      27,836          --            --
Shares issued (3) ..............        331    112,910          --          --          --          --       113,241
Loss for the year ..............         --         --     (35,748)         --          --          --       (35,748)
Foreign currency translation
  differences ..................         --         --          22          --          --          --            22
Share-based compensation .......         --         --          --       4,582          --          --         4,582
Shares issued on exercise of
  options.......................          2         13          --          --          --          --            15
Transfers relating to options
  exercised ....................         --         --          41         (41)         --          --            --
Write back of Preference A
  dividend .....................         --         --          47          --          --          --            47
Consideration in relation to
  purchase of subsidiary
  undertaking (4) ..............         --         --          --          --      27,186         197        27,383
                                   --------   --------    --------    --------    --------    --------      --------
At September 30, 2000
  (as previously reported) .....      1,505    112,923     (40,464)      5,203      61,746         197       141,110
Restatement adjustments (5) ....         --         --         184          --          --          --           184
                                   --------   --------    --------    --------    --------    --------      --------
At September 30, 2000
  (as restated).................      1,505    112,923     (40,280)      5,203      61,746         197       141,294
Loss for the year ..............         --         --     (53,588)         --          --          --       (53,588)
Foreign currency translation
  differences ..................         --         --        (414)         --          --          --          (414)
Gain arising on the
  establishment of joint
  venture (5)...................         --         --         202          --          --          --           202
Consideration in relation to
  purchase of:
  Degriftour Group .............        197         --          --          --          --        (197)           --
  Urbanbite Limited ............          4         --          --          --         146          --           150
Shares issued on exercise of
  options.......................         27        162          --          --          --          --           189
Other ..........................         --       (102)         --          --          --          --          (102)
Share-based compensation .......         --         --          --       1,181          --          --         1,181
                                   --------   --------    --------    --------    --------    --------      --------
At September 30, 2001 ..........      1,733    112,983     (94,080)      6,384      61,892          --        88,912
                                   ========   ========    ========    ========    ========    ========      ========

---------------
(1) As explained in more detail in note 1, the Group reconstruction has been accounted for in accordance with the principles of merger accounting. For this reason the Group balance sheet as at September 30, 1999 has been restated to reflect the effect of the merger, which resulted in a share for share exchange.

(2) On February 15, 2000, the Company effected a bonus issue of 284 Ordinary Shares for each existing Ordinary Share held by capitalising pound sterling 355,000 of its share premium account.

(3) On March 21, 2000, the Company completed its initial public offering of 33 million ordinary shares raising pound sterling 125,400,000, before expenses.

(4) On September 30, 2000 the Group obtained control of the Degriftour group of companies as explained in Note 15. 19,700,000 Ordinary pound sterling 0.01 Shares were issued as part consideration on October 23, 2000.

(5)  Refer to note 15 of notes to the financial statements.

(6) The Group has taken advantage of the relief provided by Section 131 of the Companies Act 1985 from setting up a share premium account for the shares issued in respect of the acquisition of Last Minute Network Limited and those in respect of the acquisition of the Degriftour Group and Urbanbite Limited.

(7) Retained losses at September 30, 2001 include cumulative retained losses of pound sterling 288,000 in respect of joint ventures. See also note 15 of notes to the financial statements.


       The notes to the financial statements are an integral part of these financial statements.

                               LASTMINUTE.COM PLC

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEAR ENDED SEPTEMBER 30,
                                                                 --------------------------------
                                                      NOTES        1999        2000        2001
                                                    ---------    --------    --------    --------
                                                                     ((L)000)
NET CASH OUTFLOW FROM OPERATING ACTIVITIES ....       24(a)        (1,904)    (34,652)    (31,079)
                                                                 --------    --------    --------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received .............................                        68       3,777       3,480
Interest paid .................................                        (1)        (41)        (36)
                                                                 --------    --------    --------
                                                                       67       3,736       3,444
                                                                 --------    --------    --------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Payments to acquire tangible fixed assets .....                      (408)    (12,289)     (8,420)
Receipts from sale of tangible fixed assets ...                        --          --          87
                                                                 --------    --------    --------
                                                                     (408)    (12,289)     (8,333)
                                                                 --------    --------    --------
ACQUISITIONS
Cash acquired with subsidiary .................                        --         747         160
Payments to acquire subsidiary (1) ............                        --          --     (21,350)
                                                                 --------    --------    --------
                                                                       --         747     (21,190)
                                                                 --------    --------    --------
NET CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID
  RESOURCES AND FINANCING .....................                    (2,245)    (42,458)    (57,158)
MANAGEMENT OF LIQUID RESOURCES
Increase in short term deposits ...............       24(d)            --      (2,547)     (1,502)
                                                                 --------    --------    --------
NET CASH OUTFLOW BEFORE FINANCING .............                    (2,245)    (45,005)    (58,660)
FINANCING
Issue of share capital ........................                     5,776     153,875          87
Costs associated with issue of share capital ..                        --     (11,978)         --
Bridge loan received ..........................       24(b)           350          --          --
                                                                 --------    --------    --------
INCREASE/(DECREASE) IN CASH ...................       24(c)         3,881      96,892     (58,573)
                                                                 ========    ========    ========
RECONCILIATION OF NET CASH FLOW TO
  MOVEMENT IN NET CASH
Movement in net cash ..........................                     3,881      96,892     (58,573)
Cash outflow from short term deposits .........       24(c)            --       2,547       1,502
                                                                 --------    --------    --------
                                                                    3,881      99,439     (57,071)
Net cash at the beginning of the year .........       24(c)           368       4,249     103,688
                                                                 --------    --------    --------
NET CASH AT THE END OF THE YEAR ...............       24(c)         4,249     103,688      46,617
                                                                 ========    ========    ========

---------------
(1)  Relates to consideration on the acquisition of the Degriftour Group.

(2) The significant differences between the consolidated statements of cash flows presented above and those required under United States generally accepted accounting principles are set forth in note 29 of notes to the financial statements.


       The notes to the financial statements are an integral part of these financial statements.

                               LASTMINUTE.COM PLC

                        NOTES TO THE FINANCIAL STATEMENTS


1.   ORGANISATION

     Last Minute Network Limited was incorporated in England and Wales on April 1, 1998 as a private limited company.

     lastminute.com plc (the "Company") was incorporated in England and Wales on October 1, 1999 as a private limited company with the name Vibetron Limited. On incorporation, the Company had an authorised share capital of (pound sterling) 100 consisting of 100 Ordinary Shares, nominal value (pound)1.00, of which two were issued. On February 15, 2000 the Company re-registered as a public limited company and changed its name to lastminute.com plc.

On February 15, 2000, the Company acquired Last Minute Network Limited in a share for share exchange. Holders of Last Minute Network Limited's Ordinary Shares, Preference A Shares and Preference B Shares received the equivalent number of Ordinary Shares, Preference A Shares and Preference B Shares, respectively, in the Company. This Group reconstruction was accounted for in accordance with the principles of merger accounting set out in Financial Reporting Standard No. 6 (FRS 6) and Schedule 4A to the Companies Act 1985.

     The Degriftour group of companies was acquired in September 2000 and Urbanbite Limited was acquired in July 2001.


2.   ACCOUNTING POLICIES

BASIS OF PREPARATION

     The consolidated financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.


BASIS OF CONSOLIDATION

     The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings (together the "Group"), comprising mainly Last Minute Network Limited and the Degriftour Group, drawn up to September 30.

     The Degriftour group of companies (Revalfi S.A., Voyages Sur Mesures S.A. and Activnet S.A.R.L.) have been included in the consolidated financial statements using the acquisition method of accounting. The date of acquisition was September 30, 2000. Accordingly for the year ended September 30, 2000, the consolidated profit and loss account and statement of cash flows did not include any results or cash flows of the Degriftour Group.

     Entities in which the Group holds an interest on a long term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement are treated as joint ventures. In the consolidated financial statements, joint ventures are accounted for using the gross equity method.

     Details of the restatement of the prior year amounts in respect of the Group's investment in its Australian joint venture, lastminute.com (Australia) Pty Limited are given in note 15.


TOTAL TRANSACTION VALUE (TTV)

     TTV, which is stated net of value added tax and associated taxes, does not represent the Group's statutory turnover.

     In the majority of transactions, where the Group acts as agent or cash collector, TTV represents the price at which goods or services have been sold across the Group's various platforms.

     In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of goods or services provided. In such cases TTV represents the flat fee commission earned.

     In the small number of cases where the Group acts as principal, TTV represents the price at which goods or services have been sold across the Group's various platforms.


TURNOVER

     In the majority of cases, the Group does not take ownership of the products or services being sold and acts as agent, receiving a commission from the supplier of the products or services being sold. In these cases, turnover represents commission earned less amounts due or paid on any commission shared.

     In a limited number of cases, the Group acts as principal and purchases the products or services for resale. Where the Group acts as principal, turnover represents the price at which the products or services have been sold across the Group's various platforms.

     Turnover is recognised once charges to the customer's credit card have been made, except for travel as noted below, and is stated exclusive of value added tax and associated taxes.

     Travel turnover is recognised at the date of departure.

     Turnover also includes advertising, sponsorship and Minitel income.


PRODUCT DEVELOPMENT COSTS

     Product development costs include expenses incurred by the Group to manage, monitor and operate the website and databases. Costs are expensed as incurred.

     Costs incurred in developing software for internal use, which have measurable economic viability, are capitalised when the software reaches the application development stage and are amortised over the expected useful life of the software. Costs incurred in developing and enhancing the website are capitalised as incurred if the measurable economic viability of the expenditure can be determined and are amortised over the expected useful life of the website.


ADVERTISING COSTS

     The Group expenses the cost of advertising at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used.


DEFERRED TAXATION

     Provision is made or recovery anticipated in respect of all timing differences likely to reverse in the foreseeable future without being replaced at rates at which the liability or the asset is expected to crystallise.


FOREIGN CURRENCY TRANSLATION

     Transaction revenues and expenses in a foreign currency are recorded at the average rate of exchange for the month during which the transaction or expense occurs. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date.

     The results of overseas operations are translated into pounds sterling at average rates of exchange for the period. Exchange differences arising from the retranslation of opening net assets and results from operations denominated in foreign currencies to period end rates are taken direct to shareholders' funds. All other exchange differences are charged or credited to income.

     The Group uses forward foreign currency contracts to reduce exposure to foreign exchange risk. Instruments are used to hedge a committed, or probable future transaction and are not recognised until the transaction occurs.

     It is not the Group's policy to enter into any other derivative instruments.

INTANGIBLE FIXED ASSETS

     Goodwill arising on acquisitions is capitalised, classified as an asset on the balance sheet and amortised on a straight-line basis, over its useful economic life subject to a maximum life of 20 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recovered.

     Negative goodwill arising on acquisitions is recognised in the balance sheet. Amounts up to the fair value of non-monetary assets acquired are recognised in the profit and loss account in the years in which the non-monetary assets are expected to be recovered. Amounts in excess of the fair values of the non-monetary assets acquired are recognised in the years expected to benefit.


TANGIBLE FIXED ASSETS

     Tangible fixed assets are stated at cost.

     Depreciation is provided on all tangible fixed assets at rates calculated to write off their cost, less estimated residual value based on prices prevailing at the date of acquisition, over the estimated useful lives of the assets, as follows:

     Leasehold improvements...............   remaining period of the lease
     Furniture and office equipment.......   four years
     Computer systems and equipment.......   three to five years
     Computer software....................   two to three years

     Repair and maintenance costs are expensed as incurred.


STOCKS

     Stocks represent entertainment tickets held for resale, which are stated at the lower of cost, on a first in, first out basis, and net realisable value.


CUSTOMER LOYALTY SCHEME

     The Group operates a customer loyalty scheme. Customers collect redeemable "Award Minutes" in proportion to the volume of goods purchased and can redeem the "Award Minutes" against offers on the website.

     The Group provides for the cost of the expected liability based on the anticipated redemption profile.


EMPLOYEE SHARE SCHEMES

     In accordance with UITF Abstract 17 (revised 2000), "Employee Share Schemes", the difference between the exercise price of share options granted under the Group's share option schemes and the fair market value of the underlying ordinary shares at the date of grant is charged to the profit and loss account on a straight line basis over the period in which the options vest.

     The Group provides for National Insurance contributions on options granted to UK employees on or after April 6, 1999 under its unapproved share option schemes in accordance with UITF Abstract 25, "National Insurance on share option gains". The expected charge is allocated over the period in which the options vest on a straight-line basis.


LEASES

     Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term. Provision is made for future rentals where properties are not in use at the period end.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United Kingdom requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Actual results could differ from estimates.


3.   TURNOVER AND SEGMENTAL ANALYSIS

     The Group is engaged in the provision of last minute travel, leisure and gift solutions to its customers via the Internet and other related electronic distribution platforms. The Group's TTV and turnover are all generated within this segment.

                                             TTV                        TURNOVER
                                 (BY DESTINATION AND SOURCE)   (BY DESTINATION AND SOURCE)
                                   YEAR ENDED SEPTEMBER 30,      YEAR ENDED SEPTEMBER 30,
                                 ---------------------------   ---------------------------
                                   1999      2000      2001      1999      2000      2001
                                 -------   -------   -------   -------   -------   -------
                                                          ((L)000)
BY GEOGRAPHICAL AREA
United Kingdom ...............     2,647    33,614    48,723       195     3,085     6,899
Other European Union countries        --       575    75,066        --       655    11,470
Joint ventures ...............        --        --       421        --        --        47
                                 -------   -------   -------   -------   -------   -------
                                   2,647    34,189   124,210       195     3,740    18,416
                                 =======   =======   =======   =======   =======   =======

                                                                    NET LOSS ON ORDINARY
                                   NET ASSETS/(LIABILITIES)      ACTIVITIES BEFORE TAXATION
                                        SEPTEMBER 30,             YEAR ENDED SEPTEMBER 30,
                                 ---------------------------   ------------------------------
                                   1999      2000      2001      1999      2000      2001
                                 -------   -------   -------   -------   -------   -------
                                        RESTATED (1)                  RESTATED (1)
                                                          ((L)000)
BY GEOGRAPHICAL AREA
United Kingdom (2)..........      (1,520)   20,937    53,953    (4,396)  (29,937)  (29,720)
Other European Union
  countries (3).............        (236)   16,462   (12,035)     (131)   (9,514)  (27,274)
                                 -------   -------   -------   -------   -------   -------
                                  (1,756)   37,399    41,918    (4,527)  (39,451)  (56,994)
Share of operating loss
  and net assets of
  joint ventures............          --       207       377        --       (75)     (196)
Net interest receivable.....          --        --        --        27     3,736     3,444
Interest bearing assets (4).       4,319   103,688    46,617        --        --        --
                                 -------   -------   -------   -------   -------   -------
                                   2,563   141,294    88,912    (4,500)  (35,790)  (53,746)
                                 =======   =======   =======   =======   =======   =======


                                      LONG-LIVED ASSETS
                                        SEPTEMBER 30,
                                 ---------------------------
                                   1999      2000      2001
                                 -------   -------   -------
                                        RESTATED (1)
                                         ((L)000)
BY GEOGRAPHICAL AREA
United Kingdom..............         403    11,189    10,869
Other European Union countries        --    61,419    46,779
                                 -------   -------   -------
Total.......................         403    72,608    57,648
                                 =======   =======   =======

---------------
(1)  Refer to note 15 of notes to the financial statements.

(2) The United Kingdom losses for 1999, 2000 and 2001 include central technical development and maintenance costs and the expenses related to the Group management functions, which are not apportioned across the Group's operating businesses.

(3) Net loss on ordinary activities before taxation for 2001 includes pound sterling 14,660,000 of goodwill amortisation (2000: nil, 1999: nil). Net assets include pound sterling 43,992,000 of goodwill for 2001 (2000: pound sterling 58,636,000, 1999: nil).

(4) Interest is earned on interest bearing assets of which all significant amounts are held in the United Kingdom.

(5) The other European Union countries area principally relates to the Company's French subsidiaries.

4.   OPERATING LOSS

     This is stated after charging/(crediting):

                                                      YEAR ENDED SEPTEMBER 30,
                                                    ---------------------------
                                                     1999      2000       2001
                                                    ------    ------     ------
                                                              ((L)000)
Auditors' remuneration - audit services.........         5       172        135
                       - non-audit services (1).        23       141        257
Advertising expenditure ........................       750     8,979     10,280
Depreciation ...................................        33     1,317      8,744
Goodwill amortisation ..........................        --        --     14,660
Operating lease rentals - land and buildings ...        63       522      1,491
Operating lease rentals - other ................        --        --         82
Profit on sale of fixed assets .................        --        --        (26)
                                                    ======    ======     ======

Non-cash share-based compensation:
  Product development ..........................       169     1,374        230
  Sales and marketing ..........................       218     1,604        669
  General and administration ...................       285     1,604        282
                                                    ------    ------     ------
                                                       672     4,582      1,181
                                                    ======    ======     ======
Provision for Group National Insurance
  contributions in relation to non-cash
  share-based compensation:
  Product development ..........................       144        26       (110)
  Sales and marketing ..........................       198        31       (322)
  General and administration ...................       258        31       (136)
                                                    ------    ------     ------
                                                       600        88       (568)
                                                    ======    ======     ======

---------------

(1) In the year ended September 30, 2000 this amount excludes the Ernst & Young fees charged in relation to the Company's initial public offering and listing on the London Stock Exchange and Nasdaq National Market and the Company's acquisition of the Degriftour Group. The total of these fees amounted to pound sterling 930,000.

(2)  Operating costs comprise the administrative expenses of the Group.


5.   DIRECTORS' REMUNERATION

     The remuneration of the Directors was as follows:

                                           YEAR ENDED SEPTEMBER 30, 1999
                                   --------------------------------------------
                                   BASIC SALARY
                                     AND FEES     PENSIONS   BENEFITS    TOTAL
                                   ------------   --------   --------   -------
                                                           ((L))
EXECUTIVE DIRECTORS
Brent Hoberman ..................      55,083          --        700     55,783
Martha Lane Fox .................      45,000       6,300(1)     450     51,750
NON-EXECUTIVE DIRECTORS
Pieter Bouw .....................       5,500          --         --      5,500
Robert Collier ..................       5,500          --         --      5,500
                                      -------     -------    -------    -------
                                      111,083       6,300      1,150    118,533
                                      =======     =======    =======    =======

                                           YEAR ENDED SEPTEMBER 30, 2000
                                   --------------------------------------------
                                   BASIC SALARY
                                     AND FEES     PENSIONS   BENEFITS    TOTAL
                                   ------------   --------   --------   -------
                                                          ((L))
EXECUTIVE DIRECTORS
Brent Hoberman ..................     133,058          --      3,122    136,180
Martha Lane Fox .................     110,600         500(1)   3,331    114,431
NON-EXECUTIVE DIRECTORS
Pieter Bouw .....................       6,000          --         --      6,000
Robert Collier ..................       6,000          --         --      6,000
                                      -------     -------    -------    -------
                                      255,658         500      6,453    262,611
                                      =======     =======    =======    =======

                                               YEAR ENDED SEPTEMBER 30, 2001
                              ----------------------------------------------------------------
                                                 CASH
                                              SUPPLEMENT
                                              IN LIEU OF
                              BASIC SALARY     PENSION
                                AND FEES       BENEFITS        BONUS      BENEFITS     TOTAL
                              ------------    ----------    ----------    --------    --------
                                                            ((L))
EXECUTIVE DIRECTORS
Brent Hoberman ............      150,000         21,000         --           2,295    173,295
Martha Lane Fox ...........      118,500         16,590         --           2,499    137,589
David Howell ..............       35,000          4,900         --              65     39,965
Pierre Alzon (2) ..........       99,882         10,618     27,551(3)           --    138,051
NON-EXECUTIVE DIRECTORS
Pieter Bouw ...............          500             --         --              --        500
Robert Collier ............        6,000             --         --              --      6,000
                                 -------        -------    -------         -------    -------
                                 409,882         53,108     27,551           4,859    495,400
                                 =======        =======    =======         =======    =======

---------------
(1) The pension contributions on behalf of Martha Lane Fox for 1999 and 2000 were to lastminute.com's defined contribution pension scheme. There were no pension contributions for any other Director in those periods.

(2) In addition to his remuneration paid during employment, Pierre Alzon has received a total of pound sterling 102,877 compensation payable as a result of the termination of his employment contract. This amount is payable at various dates to January 2002, but is fully accrued in the year to September 30, 2001.

(3) The bonus for Pierre Alzon was paid during the year, but accrued within the Degriftour Group in the year to September 30, 2000 prior to the acquisition of Degriftour by the Company.


     No other bonuses were paid during the year.

     The Company does not remunerate any other Directors for their services on the Board of Directors or any Committee of the Board.

     Pieter Bouw made a gain of pound sterling 264,131 on the exercise of share options during the year ended September 30, 2001 following his resignation from the Board.

     The highest paid Director was Brent Hoberman whose emoluments are shown above, but when gains on the exercise of share options are included, the highest paid Director in 2001 was Pieter Bouw with an option gain of pound sterling 264,131.

     The Directors' beneficial interests in the Ordinary Shares, restated for the effects of the 284 for 1 bonus issue on February 15, 2000, were as follows:

                                                    AT SEPTEMBER 30,
                                           (OR DATE OF APPOINTMENT IF LATER)
                                      ------------------------------------------
                                         1999            2000            2001
                                      ----------      ----------      ----------
                                                        (NO.)
EXECUTIVE DIRECTORS
Brent Hoberman .................      16,929,000      15,708,860      15,836,133
Martha Lane Fox ................      11,024,655      10,182,425      10,207,879
Pierre Alzon ...................              --       1,983,835       1,983,835
NON-EXECUTIVE DIRECTORS
Linda Faye Levinson (1) ........      11,623,440      13,371,280      13,371,280
Brian Collie ...................              --          13,155          19,155
Laurent Laffy (2) ..............      21,909,660      25,738,065      25,738,065
Robert Collier .................              --          13,157          13,157
Allan Leighton .................              --              --         197,273
                                      ----------      ----------      ----------
                                      61,486,755      67,010,777      67,366,777
                                      ==========      ==========      ==========

---------------
(1) Linda Fayne Levinson is a partner of Global Retail Partners, L.L.P. and its affiliates, which have an interest in 13,371,280 (2000: 13,371,280) ordinary shares. She disclaims beneficial ownership of these shares, except for her proportional interest therein.

(2) Laurent Laffy is a partner in Arts Alliance Advisors, investment advisor to Cheetah International Investments Limited, which has an interest over 25,738,065 (2000: 25,738,065) ordinary shares. He has a beneficial interest in 45,600 (2000: 45,600) of the ordinary shares held by Cheetah International Investments Limited.

     Directors' interests in share options over Ordinary Shares are as follows (the 1999 amounts have been restated for the effects of the 284 for 1 bonus issue on February 15, 2000).

                                                                                                         TOTAL
                                EXERCISE   AT SEPTEMBER,   AT SEPTEMBER     GRANTED      EXERCISED     SEPTEMBER 30,
                                 PRICE        1999          30, 2000      DURING YEAR   DURING YEAR       2001
                                --------   -------------   ------------   -----------   -----------   -------------
                                 PENCE         NO.             NO.           NO.           NO.             NO.
EXECUTIVE DIRECTORS:
Brent Hoberman (1) .......        2.31       151,335         151,335             --         --           151,335
Martha Lane Fox (1) ......        2.31       129,675         129,675             --         --           129,675
David Howell (2) .........       34.00            --              --      1,000,000         --         1,000,000
Pierre Alzon (3) .........       35.00            --              --         56,663         --            56,663
NON-EXECUTIVE DIRECTORS:
Allan Leighton (4) .......      137.50            --              --      1,000,000         --         1,000,000
Robert Collier (5) .......        2.31       360,265         360,265             --         --           360,265

---------------
(1) The options were granted in accordance with the terms and conditions laid out in the 1998 Unapproved Executive Share Option Scheme and are exercisable until June 28, 2008.

(2) The options were granted in accordance with the terms and conditions laid out in the 2000 Unapproved and Approved Executive Share Option Schemes and are exercisable until July 3, 2011.

(3) The options were granted in accordance with the terms and conditions laid out in the 2000 Unapproved Executive Share Option Scheme and are exercisable until August 30, 2011.

(4) The options were granted in accordance with the terms and conditions laid out in the Non-Executive Share Option Scheme 2000 and are exercisable until January 7, 2011.

(5) The options were granted in accordance with the terms and conditions laid out in the 1998 Unapproved Executive Share Option Scheme and are exercisable until October 31, 2008.


     The market price of the Company's shares on September 30, 2001 was 20p and the high and low share prices during the year were 140p and 19.5p respectively (2000: 333.5p and 122.5p).

     No other Director has any interest in ordinary shares and there have been no changes in the interests of the Directors shown above since September 30, 2001. Full details of Directors' shareholdings and options are contained in the Register of Directors' Interests which is kept by the Company and is open to inspection in accordance with the provisions of the Companies Act 1985.


6.   EMPLOYEE SHARE SCHEMES

     The Group has five share option schemes - the Last Minute Network Limited 1998 Unapproved Executive Share Option Scheme, the Last Minute Network Limited 1999 Unapproved Executive Share Option Scheme, the lastminute.com plc 2000 Unapproved Executive Share Option Scheme (the "Unapproved Executive Schemes"), the lastminute.com plc 2000 Approved Executive Share Option Scheme and the lastminute.com plc Non-Executive Share Option Scheme 2000. To date, the Group has granted options under all of these schemes. In addition, after the balance sheet date, shareholders of the Company approved the lastminute.com plc Sharesave Scheme, but this has not been operated as at the date of this Annual Report.

     Under the Executive Share Schemes, subject to the satisfaction of any performance condition and the continuous employment of the option holder for at least six months prior to exercise, options are normally exercisable in accordance with a formula set out in the respective scheme rules. The formula normally allows for the gradual vesting of the options over a three-year period from the date of grant. Options which have not been exercised, will normally lapse on the tenth anniversary of grant.

     Options may also be exercised in the event of a change in control of the Company. In these circumstances, an option will become exercisable for a period of 30 days from the date on which a sale of the Company becomes unconditional (following which it will lapse), provided that the option holder exercises his option on terms that he agrees to sell the shares acquired on the terms offered to him by the acquiring company.

     A summary of activity for share options, restated for the effects of the 284 for 1 bonus issue on February 15, 2000, issued is shown below:

                                                          YEAR ENDED SEPTEMBER 30,
                           ---------------------------------------------------------------------------------------
                                      1999                          2000                         2001
                           ---------------------------   ---------------------------  ----------------------------
                            NUMBER OF      WEIGHTED       NUMBER OF      WEIGHTED       NUMBER OF      WEIGHTED
                             OPTIONS        AVERAGE        OPTIONS        AVERAGE        OPTIONS        AVERAGE
                             GRANTED    EXERCISE PRICE     GRANTED    EXERCISE PRICE     GRANTED    EXERCISE PRICE
                           ----------   --------------   ----------   --------------   ----------   --------------
                              (NO.)           (P)           (NO.)           (P)           (NO.)           (P)
Options outstanding:
Beginning of the period     1,274,805         2.31       10,995,015         5.74       16,792,539        40.64
Granted...............      9,784,335         6.15        6,521,721       100.65        7,340,786        51.00
Exercised.............        (64,125)        2.31         (232,604)        6.49       (2,661,801)        7.20
Lapsed................             --            -         (491,593)      130.82       (3,178,295)       81.10
                           ----------      -------       ----------      -------       ----------      -------
End of period.........     10,995,015         5.74       16,792,539        40.64       18,293,229        42.33
                           ==========      =======       ==========      =======       ==========      =======
Range of exercise prices                   2.31 to                       2.31 to                       2.31 to
                                             73.93                           218                           218
                                           =======                       =======                       =======
Options exercisable, end                                                 2.31 to                       2.31 to
  of the year.........             --           --        7,125,473       133.87       10,205,509          218
                           ==========      =======       ==========      =======       ==========      =======


     The following tables summarise information about the range of exercise prices, restated for the effects of the 284 for 1 bonus issue of Ordinary Shares on February 15, 2000, for share options outstanding at September 30, 1999, 2000 and 2001.

SEPTEMBER 30, 1999

                                           WEIGHTED AVERAGE
                              NUMBER           REMAINING        WEIGHTED AVERAGE
        EXERCISE PRICE     OUTSTANDING     CONTRACTUAL LIFE      EXERCISE PRICE
        --------------     -----------     ----------------     ----------------
              (P)             (NO.)            (YEARS)                (P)
              2.31          8,568,240            9.15                 2.31
             12.05          1,045,950            9.63                12.05
             17.21          1,257,705            9.70                17.21
             73.93            123,120            9.86                73.93
                           ----------          ------               ------
                           10,995,015            9.62                 5.74
                           ==========          ======               ======


SEPTEMBER 30, 2000

                                           WEIGHTED AVERAGE
                              NUMBER           REMAINING        WEIGHTED AVERAGE
        EXERCISE PRICE     OUTSTANDING     CONTRACTUAL LIFE      EXERCISE PRICE
        --------------     -----------     ----------------     ----------------
              (P)             (NO.)            (YEARS)                (P)
              2.31          8,244,134            7.85                 2.31
             12.05          1,045,950            8.63                12.05
             17.21          1,147,140            8.70                17.21
             36.96          1,774,125            9.13                36.96
             73.93            719,896            9.03                73.93
            106.87            855,000            9.33               106.87
            133.87          2,066,639            9.34               133.87
            210.00             22,483            9.39               210.00
            218.00             15,794            9.50               218.00
            138.00            290,869            9.58               138.00
            209.00             43,452            9.67               209.00
            152.00            418,685            9.75               152.00
            186.00             44,816            9.83               186.00
            139.00             63,556            9.91               139.00
            150.00             40,000            9.92               150.00
                           ----------          ------               ------
                           16,792,539            8.50                40.64
                           ==========          ======               ======

SEPTEMBER 30, 2001

                                           WEIGHTED AVERAGE
                              NUMBER           REMAINING        WEIGHTED AVERAGE
        EXERCISE PRICE     OUTSTANDING     CONTRACTUAL LIFE      EXERCISE PRICE
        --------------     -----------     ----------------     ----------------
              (P)             (NO.)            (YEARS)                (P)
              2.31          6,663,674            6.85                 2.31
             12.05            473,030            7.63                12.05
             17.21            541,108            7.70                17.21
             19.50             85,000            9.92                19.50
             20.00            320,991           10.00                20.00
             27.50          1,302,719            9.83                27.50
             31.50             31,746            9.79                31.50
             33.00            439,684            9.71                33.00
             34.00          1,000,000            9.75                34.00
             35.00          1,464,257            9.92                35.00
             36.96          1,012,535            8.13                36.96
             46.00            170,114            9.46                46.00
             47.50             85,589            9.50                47.50
             48.50             30,555            9.63                48.50
             55.50             83,760            9.38                55.50
             72.50            547,644            9.13                72.50
             73.93            664,068            8.03                73.93
             74.00            126,932            9.21                74.00
             76.50             60,536            9.29                76.50
            119.50             40,652            9.08               119.50
            133.87          1,694,999            8.34               133.87
            137.50          1,000,000            9.04               137.50
            138.00            205,513            8.58               138.00
            139.00             37,070            8.91               139.00
            150.00             40,000            8.92               150.00
            152.00             94,948            8.75               152.00
            186.00             29,265            8.83               186.00
            190.00              3,630            8.42               190.00
            209.00             28,935            8.67               209.00
            210.00              3,706            8.39               210.00
            218.00             10,569            8.50               218.00
                           ----------          ------               ------
                           18,293,229            8.23                42.33
                           ==========          ======               ======


     The weighted average fair values, restated for the effects of the 284 for 1 bonus issue on February 15, 2000, of share options granted during the year ended September 30, 1999, 2000 and 2001, were 22.07p, 66.54p and 28.87p, respectively.
The fair values were determined using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes model were as follows:

                                                  YEAR ENDED SEPTEMBER 30,
                                            ------------------------------------
                                               1999           2000        2001
                                            ---------      ---------   ---------
Dividend yield ..........................          0%             0%          0%
Expected volatility .....................      0.001%            70%         71%
Risk free interest rate..................        5.9%           6.2%        6.1%
Expected life ...........................   1.8 years      4.0 years   4.0 years


7.   STAFF COSTS (INCLUDING EXECUTIVE DIRECTORS)

                                                     YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                    1999       2000       2001
                                                   ------     ------     ------
                                                              (L000)
Wages and salaries ...........................        688      8,770     21,364
Social security costs ........................         64      1,154      3,297
Pension contributions ........................         20         60        613
Non-cash share-based compensation ............        672      4,582      1,181
Group National Insurance contributions
   on share options ..........................        600         88       (568)
                                                   ------     ------     ------
                                                    2,024     14,654     25,887
                                                   ======     ======     ======


     The principal Group defined contribution pension scheme is available to U.K. Executive Directors and employees only. The Group contributes to a grouped personal pension plan to provide retirement and death benefits. The Group currently contributes up to a maximum of 14% of the employees' basic salary to an investment account in the name of the individual employee or pays the cash equivalent direct to the employee. The assets of the plan are separate from those of the Group and are managed by Standard Life.

     In France there are various elements to the pension arrangements. Firstly, most employees benefit from a government provided retirement plan, the costs of which are included within social security costs. In addition, a number of employees receive retirement benefits through a defined contribution pension plan. Certain senior executives are also members of a separate defined contribution pension plan to which the Group contributes.

     Most other Group companies have defined contribution pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned.

     Non-cash share-based compensation represents the difference between the exercise price of share options granted and the fair market value of the underlying Ordinary Shares at the date of grant. As the options granted to date gradually vest over three years, the difference is being taken to the profit and loss account as an operating expense on a straight-line basis over the vesting period.

     The average monthly number of employees, including Executive Directors during the period comprised:

                                                     YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                    1999       2000       2001
                                                   ------     ------     ------
                                                                NO.
Product development...........................         15         44        100
Sales and marketing...........................          6        182        436
General and administration....................          8         81        123
                                                   ------     ------     ------
                                                       29        307        659
                                                   ======     ======     ======


8.   INTEREST RECEIVABLE

                                                     YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                    1999       2000       2001
                                                   ------     ------     ------
                                                              (L000)
Bank interest.................................         68      3,777      3,480
                                                   ======     ======     ======


9.   INTEREST PAYABLE AND SIMILAR CHARGES

                                                     YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                    1999       2000       2001
                                                   ------     ------     ------
                                                              (L000)
Bank overdrafts...............................          1         41         36
                                                   ======     ======     ======


10.  TAX ON LOSS ON ORDINARY ACTIVITIES

                                                     YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                    1999       2000       2001
                                                   ------     ------     ------
                                                              (L000)
U.K. corporation tax..........................         --         --         --
Overseas corporation tax credit...............         --         --       (158)
                                                   ======     ======     ======


     As a result of the losses for the years ended September 30, 1999, 2000 and 2001, no corporation tax charge arose in those periods. At September 30, 2001 the Group has tax losses of approximately pound sterling 59.7 million (2000: pound sterling 31.9 million) available to carry forward without expiry and offset against future trading profits.

     The Group also has an unprovided deferred tax asset relating to accelerated capital allowances of pound sterling 1.1 million at September 30, 2001 (2000: deferred tax liability pound sterling 1.8 million).

     The statutory rate of corporation tax is reconciled to the effective rate of tax as follows:

                                                     YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                    1999       2000       2001
                                                   ------     ------     ------
                                                           (PERCENTAGE)
Statutory corporation tax rate................       30.0       30.0       30.0
Overseas income taxed at other than UK               (0.2)       2.0        3.0
   statutory tax rate.........................
Permanent differences.........................       (1.7)      (1.9)      (8.3)
Deferred tax not provided.....................      (28.1)     (30.1)     (24.4)
                                                   ------     ------     ------
Effective tax rate............................        0.0        0.0        0.3
                                                   ======     ======     ======


11.  APPROPRIATIONS

                                                     YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                    1999       2000       2001
                                                   ------     ------     ------
                                                             (L000)
Non Equity:
Accrual of Preference Dividends...............         40         --         --
                                                   ======     ======     ======


12.  LOSS PER ORDINARY SHARE

                                                 YEAR ENDED SEPTEMBER 30,
                                          -------------------------------------
                                              1999         2000         2001
                                          -----------  -----------  -----------
                                                         RESTATED
                                                          (L000)
Loss used for calculation of loss per
   share..................................     (4,540)     (35,790)     (53,588)
                                          ===========  ===========  ===========

                                                           (NO.)
Weighted average number of Ordinary
   Shares in issue...  ................... 33,595,515   98,347,405  170,137,039
                                          ===========  ===========  ===========


    The 2000 amounts have been restated for the effects of the matters referred to in note 15.

    The loss used for the calculation of loss per share for the year ended September 30, 2000 prior to restatement was (pound sterling ) 35,748,000. The effect of the restatement on the loss per share is an increase of 0.04 pence from 36.35p to 36.39p loss per share.

    Securities that could potentially dilute basic earnings per share in the future are share options and warrants.


13.  INTANGIBLE FIXED ASSETS

                                                                      GOODWILL
                                                                    ------------
                                                                      ((L)000)
COST:
At October 1, 1999 .........................................               --
Acquisition of subsidiary undertaking.......................           58,636
                                                                       ------
At September 30, 2000 ......................................           58,636
Acquisition of subsidiary undertaking.......................               16
                                                                       ------
At September 30, 2001 ......................................           58,652
                                                                       ======
AMORTISATION:
At October 1, 1999 and
September 30, 2000 .........................................               --
Charged during the year ....................................           14,660
                                                                       ------
At September 30, 2001 ......................................           14,660
                                                                       ======
NET BOOK VALUE:
At October 1, 1999 .........................................               --
                                                                       ======
At September 30, 2000 ......................................           58,636
                                                                       ======
At September 30, 2001 ......................................           43,992
                                                                       ======


     During the year ended September 30, 2000 goodwill arose on the acquisition of the Degriftour Group and is being amortised evenly over the Directors' estimate of its useful economic life of four years.

     During the year ended September 30, 2001 goodwill arose on the acquisition of Urbanbite Limited. This is also being amortised evenly over the Directors' estimate of its useful economic life of four years.


14.  TANGIBLE FIXED ASSETS

                                             FURNITURE     COMPUTER
                                LEASEHOLD    AND OFFICE   SYSTEMS AND   COMPUTER
                              IMPROVEMENTS   EQUIPMENT     EQUIPMENT    SOFTWARE    TOTAL
                              ------------   ----------   -----------   --------   -------
                                                         ((L)000)
COST:
At October 1, 1999 ........           --           31           365           40       436
Additions .................          830        1,330         3,147        7,225    12,532
Acquisition of subsidiary..           --          798         1,119          437     2,354
                                 -------      -------       -------      -------   -------
At September 30, 2000  ....          830        2,159         4,631        7,702    15,322
Additions .................           71          322         1,329        6,672     8,394
Disposals .................           --         (222)         (352)          --      (574)
Acquisition of subsidiary..           --           11            15           69        95
                                 -------      -------       -------      -------   -------
At September 30, 2001  ....          901        2,270         5,623       14,443    23,237
                                 =======      =======       =======      =======   =======
DEPRECIATION:
At October 1, 1999 ........           --            3            29            1        33
Provided during the year ..           69          172           674          402     1,317
                                 -------      -------       -------      -------   -------
At September 30, 2000  ....           69          175           703          403     1,350
Provided during the year ..          185          691         2,213        5,655     8,744
Disposals .................           --         (161)         (352)          --      (513)
                                 -------      -------       -------      -------   -------
At September 30, 2001  ....          254          705         2,564        6,058     9,581
                                 =======      =======       =======      =======   =======
NET BOOK VALUE:
At September 30, 1999  ....           --           28           336           39       403
                                 =======      =======       =======      =======   =======
At September 30, 2000  ....          761        1,984         3,928        7,299    13,972
                                 =======      =======       =======      =======   =======
At September 30, 2001  ....          647        1,565         3,059        8,385    13,656
                                 =======      =======       =======      =======   =======


15.  INVESTMENTS

JOINT VENTURES

                                                  SHARE OF    NEGATIVE
                                                 NET ASSETS   GOODWILL    TOTAL
                                                 ----------   --------   -------
                                                             ((L)000)
Cost:
At October 1, 1999 ...........................        --         --         --
Incorporation ................................       288       (288)        --
Share of loss retained by joint venture.......       (75)        --        (75)
Exchange loss taken to reserves ..............        (6)        --         (6)
Amortisation .................................        --         42         42
                                                    ----       ----       ----
At September 30, 2000 ........................       207       (246)       (39)
Restatement adjustments ......................        --        246        246
                                                    ----       ----       ----
At September 30, 2000 (as restated) ..........       207         --        207
Additions during the year ....................       377         --        377
Share of loss retained by joint venture.......      (196)        --       (196)
Exchange loss taken to reserves ..............       (11)        --        (11)
                                                    ----       ----       ----
At September 30, 2001 ........................       377         --        377
                                                    ====       ====       ====


LASTMINUTE NETWORK S.L.

     On September 1, 2001 the Group entered into a joint venture agreement with Sol Melia Travel S.A. in relation to its Spanish entity. The joint venture was established by Sol Melia Travel S.A. subscribing for an interest of 70% in Lastminute Network S.L. for 429,000 euros in cash. Lastminute Network S.L. was previously a 100% trading subsidiary of the Group.

     The Group now holds 30% of the share capital of the Spanish company and its investment in the company is treated as a joint venture because the board control is split between the investing entities. Both parties have the power of veto over any major decision.

     The net assets of the subsidiary prior to the deemed disposal were 184,000 euros. No profit or loss arose on the transaction. For the 11 month period to August 31, 2001 Lastminute Network S.L. incurred (pound sterling) 1.2 million of the Group loss for the year ended September 30, 2001, utilised (pound sterling)
1.0 million of the Group's operating cash flows and (pound sterling) 0.1 million in respect of capital expenditure.

LASTMINUTE.COM AUSTRALIA (PTY) LIMITED AND LASTMINUTE.COM (PTY) LIMITED

     The Group also has joint ventures with Travel.com.au Limited in Australia and Tourvest Holdings (Proprietary) Limited in South Africa. The joint venture companies are, respectively, lastminute.com Australia (Pty) Limited and lastminute.com (Pty) Limited. During the year, following the granting of local regulatory approval, our South African joint venture was incorporated and commenced trading.

     Although the Group only holds 25.1% of the share capital of the Australian and South African joint venture entities, its investments in the entities are treated as joint ventures because board control is split between the respective investing entities. Both parties have the power of veto over any major decision. As purchase consideration for its share of the ordinary share capital of the joint venture entities, lastminute.com entered into two contractual agreements with each joint venture partner. The first committed to providing technical know-how and support in the set-up and continued service of the joint venture entities' websites. The second allows for use of the Group's licensed trademark in the geographical areas in which the joint venture companies operate. In each joint venture, our joint venture partner's subscription for share capital consisted of an undertaking to pay cash to the joint venture. In accounting for the South African joint venture the Group has followed the requirements of UITF Abstract 31, "Exchanges of businesses or non-monetary assets for an interest in a subsidiary, joint venture or associate", and has assessed an unrealised gain of pound sterling 202,000.

     The Australian joint venture was first accounted for in the financial statements for the year ended September 30, 2000, prior to the publication of the Abstract. The cost of the assets given up by the Group was nil, therefore giving rise to a carrying value of the investment of nil. The assets contributed by our joint venture partner, however, gave rise to a share of net assets of the joint venture in the Group's financial statements of pound sterling 288,000, which was offset by an equivalent amount of negative goodwill.

     In order to enable comparability in the financial statements, the Directors wish to have the Australian, South African and any future joint ventures involving the exchange of businesses or other non-monetary assets accounted for on the same basis. As a result, the Australian joint venture has been restated in the prior year financial statements as if it had always been accounted for under UITF Abstract 31.

     As a result, the carrying value of this joint venture in the prior year has been increased by pound sterling 246,000, and accruals have been increased by pound sterling 62,000 for the estimated costs of supporting the continued service of the website and the loss for the year ended September 30, 2000 has been increased by pound sterling 42,000 being the reversal of the amortisation of the negative goodwill that was credited in the prior year. An unrealised gain of pound sterling 226,000 arose on the establishment of the joint venture under UITF Abstract 31 and has been included in the prior year consolidated statement of total recognised gains and losses. The effect on the current year financial statements is to increase the loss for the year by pound sterling 72,000 as the amortisation of negative goodwill no longer arises.


ACQUISITIONS

     On September 30, 2000 the Group acquired the Degriftour Group (comprising Revalfi S.A.R.L. and its subsidiary undertakings, Voyages Sur Mesure S.A. and Activnet S.A.R.L.) for a consideration of pound sterling 54,522,000, satisfied by 35,000,000 euros paid on October 23, 2000, 10,000,000 euros payable on October 23, 2001 by Last Minute Network S.A.R.L. and the issue of 19,700,000 new ordinary shares at pound sterling 1.39 each by the Company. In the September
30, 2000 balance sheet, the consideration payable on October 23, 2000 was classified within 'creditors: amounts falling due within one year'; the deferred consideration payable was classified within 'creditors: amounts falling due after more than one year'.

     Goodwill arising on the acquisition of the Degriftour Group has been capitalised and is being amortised over four years. The investment in the Degriftour Group, has been included in the consolidated balance sheet using the acquisition method of accounting at its fair value at September 30, 2000.

     Analysis of the acquisition of the Degriftour Group:

                                                             BOOK AND FAIR VALUE
                                                             OF ASSETS ACQUIRED
                                                             -------------------
                                                                   ((L)000)
Tangible fixed assets ....................................           2,354
Debtors ..................................................           4,203
Creditors ................................................          (7,883)
Cash .....................................................             747
Provisions ...............................................            (506)
Taxation .................................................            (129)
                                                                   -------
Net liabilities acquired .................................          (1,214)
                                                                   -------
Goodwill (note 13) .......................................          58,636
                                                                   -------
Cost of net business .....................................          57,422
                                                                   =======


     The table below shows the revenues and losses for the years ended September 30, 1999 and 2000 as if the Degriftour Group had been part of the Group for both years.

                                                              YEAR ENDED
                                                             SEPTEMBER 30,
                                                       ------------------------
                                                         1999            2000
                                                       --------        --------
                                                              ((L)000)
Total Transaction Value ........................        53,397          91,278
                                                       =======         =======
Turnover .......................................        10,036          12,736
Loss for the financial year ....................        (4,140)        (38,559)
                                                       -------         -------
Loss per share - basic and diluted .............        (12.44)p        (39.21)p
                                                       =======         =======

     On July 13, 2001 the Group acquired Urbanbite Limited for a consideration which was satisfied by the issue of 442,151 new ordinary shares at 33.9p each by lastminute.com plc. Goodwill arising on the acquisition has been capitalised and is being amortised over four years. The investment has been included in the Group balance sheet using the acquisition method of accounting at its fair value at July 13, 2001. The Directors do not consider this to be a material acquisition and the pro forma effect is not significant.


16.  STOCKS

                                                           AT SEPTEMBER 30,
                                                       ------------------------
                                                         2000            2001
                                                       --------        --------
                                                              ((L)000)

Entertainment tickets held for resale......                 52              40
                                                       =======         =======

     There is no material difference between the replacement costs of stocks and their balance sheet amounts.

17.  DEBTORS

                                                           AT SEPTEMBER 30,
                                                       ------------------------
                                                         2000            2001
                                                       --------        --------
                                                              ((L)000)
Trade debtors..............................              2,827           4,557
Other debtors..............................              5,980           4,804
Prepayments and accrued income.............              1,736           1,812
                                                       -------         -------
                                                        10,543          11,173
                                                       =======         =======

     Trade debtors are stated net of provisions for bad and doubtful debts of pound sterling 242,000 (2000: pound sterling 282,000)

18.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                           AT SEPTEMBER 30,
                                                       ------------------------
                                                         2000            2001
                                                       --------        --------
                                                              ((L)000)
Trade creditors............................             10,250          12,421
Other taxes and social security costs......              1,788           1,157
Other creditors............................                331           1,796
Consideration payable in relation to
   acquisition of subsidiary undertaking...             21,350           6,185

Accruals and deferred income...............              4,644           4,841
                                                       -------         -------
                                                        38,363          26,400
                                                       =======         =======

19.  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                           AT SEPTEMBER 30,
                                                       ------------------------
                                                         2000            2001
                                                       --------        --------
                                                              ((L)000)
Deferred consideration for the purchase of
subsidiary undertaking.....................              6,031              --
                                                       =======         =======


20.  OPERATING LEASE COMMITMENTS

     (a) Annual commitments under non-cancellable operating leases are as follows:

                                               LAND AND        OTHER OPERATING
                                              BUILDINGS             LEASES
                                           AT SEPTEMBER 30,    AT SEPTEMBER 30,
                                           ----------------    ----------------
                                            2000      2001      2000      2001
                                           ------    ------    ------    ------
                                              ((L)000)            ((L)000)
Operating leases which expire:
Within one year ......................        --       305        --       153
In one to two years ..................     1,420        55        --        17
In two to three years ................       600        --        --        93
In three to four years ...............       600       681        --        --
In four to five years ................       151       118        --        --
Over five years ......................        --       319        --        --
                                           -----     -----     -----     -----
                                           2,771     1,478        --       263
                                           =====     =====     =====     =====


     (b) Total commitments under non-cancellable operating leases are as follows:

                                                  LAND AND      OTHER OPERATING
                                                  BUILDINGS          LEASES
                                              AT SEPTEMBER 30,  AT SEPTEMBER 30,
                                                    2001              2001
                                              ----------------  ----------------
                                                  ((L)000)          ((L)000)
Due within one year .....................          1,478               263
One to two years ........................          1,176               108
Two to three years ......................          1,127                61
Three to four years .....................            666                --
Four to five years ......................            450                --
Over five years .........................            836                --
                                                   -----             -----
                                                   5,733               432
                                                   =====             =====


21.  PROVISIONS FOR LIABILITIES AND CHARGES

                                     NATIONAL
                                  INSURANCE ON     ONEROUS
                                 GRANTED OPTIONS   CONTRACT    OTHER     TOTAL
                                 ---------------   --------   -------   -------
                                                   ((L)000)
At October 1, 1999 ............          600            --         14       614
Provided during the year ......           88            --        202       290
Acquisition of subsidiary
undertaking....................           --           452         54       506
                                      ------        ------     ------    ------
At September 30, 2000 .........          688           452        270     1,410
Provided during the year ......           33            --        267       300
Utilised during the year ......          (94)         (148)      (161)     (403)
Released during the year ......         (601)           --       (163)     (764)
                                      ------        ------     ------    ------
At September 30, 2001 .........           26           304        213       543
                                      ======        ======     ======    ======


     The Group provides for National Insurance contributions on options granted. A provision is made at the prevailing rate, which is currently 11.9%, over the vesting period of the options on the difference between the period end share value and the grant price, being the Group's best estimate of the ultimate liability at each period end. This provision is utilised as options are exercised.

     A provision was recognised for an onerous lease contract in the Degriftour Group, and was based on the future charges of the lease over the remaining one and a half years of the lease.

     Other includes the provision for Award Minutes which are expected to be utilised over a period of three years.

22.  FINANCIAL INSTRUMENTS

     The Group's financial instruments comprise trade and other debtors, trade and other creditors, accruals, deferred consideration in relation to the purchase of the Degriftour Group, cash and short term deposits, and forward currency exchange contracts.

     As permitted by FRS 13, Derivatives and Other Financial Instruments:
Disclosures, amounts dealt within the numerical disclosures in this note, with the exception of the currency analysis, exclude short-term debtors and creditors.


INTEREST RATE RISK

     The Group has significant cash balances at September 30, 2001. The majority of these are held on short term deposits with AAA/AA rated credit institutions. This earns interest at a floating rate that follows LIBOR. No interest is payable in relation to the financial liability which has arisen as a result of deferring payment for the acquisition of the Degriftour group of companies.


LIQUIDITY RISK

     The Group's policy has previously been to finance its operations and expansion through the sale of equity and non-equity share capital. On March 21, 2000, the Company completed an initial public offering of Ordinary Shares. Consequently the Group's policy is to hold cash in appropriately short term funds to enable it to finance its operations and expansion.


CURRENCY RISK: STRUCTURAL

     As a result of the significant investment in its French subsidiaries, the Group's balance sheet could be significantly affected by movements in the Euro/Sterling exchange rate. The Group has not sought to hedge against this structural currency risk due to the reasonably stable nature of the relationship between the two currencies. Other operations denominated in foreign currencies giving rise to structural currency exposure are not significant to the Group at this time, as such the Group does not hedge against these currency risks.


CURRENCY RISK: TRANSACTIONAL

     The Group faces transactional exposure in respect of costs and revenues denominated in currencies other than the transacting company's functional currency (see table below).

     During the year the Group did not seek to hedge this exposure apart from in the Degriftour Group, where US Dollar exposures may be hedged in accordance with Degriftour's exchange rate policy as stated elsewhere in this note.

Interest rate profile of financial assets (all are based on floating rates at market rates linked to LIBOR):

                                                                     TOTAL CASH
                                                                      ((L)000)
                                                                    ------------
AT SEPTEMBER 30, 2000
Sterling .................................................             72,439
U.S. Dollars .............................................              2,676
Euro .....................................................             28,493
Swedish Krona ............................................                 80
                                                                      -------
                                                                      103,688
                                                                      =======
AT SEPTEMBER 30, 2001
Sterling .................................................             32,098
U.S. Dollars .............................................              1,162
Euro .....................................................             13,199
Swedish Krona ............................................                131
Australian Dollars .......................................                 27
                                                                      -------
                                                                       46,617
                                                                      =======

Interest rate profile of financial liabilities:

                                                   FINANCIAL LIABILITIES
                                                   ON WHICH NO INTEREST
                                                          IS PAID
                                                   ---------------------
                                                           (L000)
                         At September 30, 2000
                         Euro..................              6,335
                                                         =========
                         At September 30, 2001
                         Euro..................                101
                                                         =========

The weighted average period of the financial liabilities for the year ended September 30, 2001 is 1.3 years (2000: 1.1 years).

CURRENCY RISKS

     The table below shows the Group's currency exposure; in other words those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of operations.

                                                                                            SWEDISH AUSTRALIAN
                                                                       EURO   U.S. DOLLAR    KRONA    DOLLAR      TOTAL
                                                                      ------  -----------   ------- ----------    -----
                                                                                           (L000)
                         FUNCTIONAL CURRENCY OF COMPANY OPERATIONS
                         AS AT SEPTEMBER 30, 2000
                         Sterling.................................    27,119       2,676         2         -     29,797
                                                                      ======       =====     =====     ======    ======
                         AS AT SEPTEMBER 30, 2001
                         Sterling.................................     7,252       1,162        65         27     8,506
                                                                      ======       =====     =====     ======    ======

FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

                                                   BOOK VALUE    FAIR VALUE     BOOK VALUE     FAIR VALUE
                                                  SEPTEMBER 30, SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,
                                                      2000          2000           2001           2001
                                                 ------------- -------------  -------------  -------------
                                                                          (L000)
                        Cash................       103,688        103,688         46,617         46,617
                        Deferred consideration
                        payable.............        (6,031)        (6,031)            -              -
                        Onerous lease contract        (304)          (304)          (101)          (101)
                        Forward foreign
                        currency contracts..            -              -              -              (4)
                                                 =========     ==========      ==========      ==========

HEDGES

    The Degriftour Group's policy is to hedge against transactional currency exposure on significant US Dollar transactions. Gains and losses on instruments used for hedging are not recognised until the exposure which is being hedged, is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements thereon are as follows:

                                                                               GAINS/(LOSSES)
                                                                               --------------
                                                                                  (L000)
                         Unrecognised gains and losses on hedges at
                           September 30, 2000...............................             2
                         Of which:
                         Gains expected to be recognised in the year to
                           September 30, 2001...............................             2
                                                                               ===========

                         Unrecognised losses on hedges at September 30, 2001            (4)
                         Of which:
                         Losses expected to be recognised in the year to
                           September 30, 2002...............................            (4)
                                                                               ===========

23. WARRANTS

     On January 31, 2000 and February 14, 2000 the Company executed performance-based warrant instruments pursuant to which the Company may grant warrants to acquire up to 5,544,675 and 5,543,250 Ordinary Shares to each of Lufthansa and Virgin Atlantic Airways respectively. The granting of warrants, at the end of five six-month measuring periods commencing on January 1, 2000 and March 1, 2000 respectively, was dependent upon specified levels of ticket sales being achieved for each period through the Company's website. Each warrant will be exercisable at a price of 37p per share during a 60-day period commencing three years after the date of the grant. The Group may terminate the warrant instruments in certain circumstances if the relevant airline fails to meet minimum levels of sales in the first two measuring periods.

     As at September 30, 2001 the Group had not granted any warrants under either warrant instrument.

24. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

     (a) Reconciliation of operating loss to net cash outflow from operating activities


                                                                            YEAR ENDED SEPTEMBER 30,
                                                                           1999         2000       2001
                                                                         --------     --------    -------
                                                                                  (L000)
                            Operating loss.......................         (4,567)     (39,451)    (56,994)
                            Depreciation.........................             33        1,317       8,744
                            Amortisation of goodwill.............             -            -       14,660
                            Increase in debtors..................           (694)      (5,732)       (451)
                            (Increase)/decrease in stocks........             (1)         (51)         12
                            Increase in creditors................          2,039        4,686       3,155
                            Increase/(decrease) in provisions....            614          290        (867)
                            Foreign exchange losses..............             -          (293)       (493)
                            Share-based compensation.............            672        4,582       1,181
                            Profit on sale of fixed assets.......             -            -          (26)
                                                                          ------      -------      ------
                            Net cash outflow from operating
                            activities...........................         (1,904)     (34,652)    (31,079)
                                                                          ======      =======      =======

     (b) In January 1999, the Company received from three of its investors a convertible unsecured bridge loan of pound sterling 350,000. In May 1999, this loan was converted into Preference B Shares at a 25% discount to the fair value of the shares at that date.

     (c)  Analysis of net cash position

                                  AT                       AT                        AT                                     AT
                               OCTOBER 1,             SEPTEMBER 30,             SEPTEMBER 30,              EXCHANGE    SEPTEMBER 30,
                                 1998     CASH FLOW       1999      CASH FLOW       2000      CASH FLOW  DIFFERENCES        2001
                             -----------  ---------   ------------  ---------   ------------  ---------  -----------   -------------
                                                                              (L000)
            Cash at bank...        368      3,951         4,319       96,822       101,141     (58,718)          145        42,568
            Short term
            deposits.......         -          -             -         2,547         2,547       1,502            -          4,049
            Bank overdrafts         -         (70)          (70)          70            -           -             -             -
                              --------    --------    ----------    --------    ----------    --------    ----------    ---------
                                   368      3,881         4,249       99,439       103,688     (57,216)          145        46,617
                              ========    ========    ==========    ========    ===========   =========   ==========    ==========

     (d) Liquid resources comprise money held by the Group's bankers on short term deposits totalling pound sterling 4.0 million. pound sterling 2.1 million of this is held as a financial guarantee for the Group to comply with the Civil Aviation Authority's terms and conditions on an Air Travel Organiser's Licence and pound sterling 1.3 million in relation to IATA.

25. COMMITMENTS AND CONTINGENCIES

     The Company has a number of guarantees on behalf of its subsidiary undertakings, which totalled pound sterling 4.0 million at September 30, 2001. The amount principally comprises pound sterling 2.1 million which has been made as a guarantee to the Civil Aviation Authority in relation to meeting obligations in respect of its Air Travel Organiser's Licence and (pound)1.3 million to IATA.

26. RELATED PARTY TRANSACTIONS

     There have been no related party transactions entered into during the year.

27. COMPANIES ACT 1985

     These financial statements are not the Company's statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Audited statutory financial statements have been prepared and delivered to the Registrar of Companies for England and Wales for Last Minute Network Limited for the year ended September 30, 1999 and for lastminute.com plc for the years ended September 30, 2000 and 2001. Unqualified audit opinions were given for each of these financial statements.

28. POST BALANCE SHEET EVENTS

     On October 22, 2001 the guarantee in respect of the Air Travel Organiser's Licence was reduced by pound sterling 2.0 million to pound sterling 0.1 million.

     In February 2002 the Company completed a multiparty joint venture agreement with Kinki Nippon Tourist Co. Limited, Nippon Travel Agency Co. Limited, Mitsubishi Corporation/MC Capital Fund, Credit Saison Co. Limited & Japan Efund, to establish a new e-commerce business under the lastminute.com brand in Japan. The joint venture will operate as an online provider of travel and leisure solutions providing late availability inspirational travel products and services.

29. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from those generally accepted in the United States ("US GAAP"). The significant differences as they apply to the Company are summarised below.

COMPANY NATIONAL INSURANCE CONTRIBUTIONS ON SHARE OPTIONS

     The Group, under UK GAAP, provides for its National Insurance contributions on options granted on or after April 6, 1999 under its unapproved share option schemes. In previous periods provision was made at a rate of 12.2% on the difference between the period end share value and the grant price, being the Group's best estimate of the ultimate liability at each period end. The National Insurance employers' contribution rate changed to 11.9% on April 6, 2001.

     Following the issue of UITF published Abstract 25, "National Insurance on share option gains", the Group changed its accounting policy with respect to National Insurance on share options and now provides for the expected liability over the period of performance.

     For periods ended September 30, 1998 and 1999, under US GAAP, a provision was made for the estimated liability over the vesting period of the options. With the issue of EITF 00-16 in July 2000, US GAAP now requires that payroll taxes incurred in connection with stock-based compensation be recognised on the date of the event that triggers the payment, i.e. the date of the exercise. No provision need therefore be made for the expected liability before the exercise date. Hence the Group, in following EITF 00-16, made a cumulative adjustment to the National Insurance charge in the profit and loss account presented below.

CONVERTIBLE UNSECURED LOAN

     Under UK GAAP, on conversion of the bridge loan in May 1999 into Preference B Shares at a 25% discount to the fair value of the shares at that date, no charge to profit and loss account was made for the discount.

     Under US GAAP, the discount would have been expensed over the period to the earliest conversion date. Accordingly, in the reconciliations below the discount has been expensed in the year ended September 30, 1999.

DEFERRED TAXATION

     Under UK GAAP, the Company provides for deferred taxation using the liability method on all material timing differences to the extent that it is probable that the liabilities will crystallise in the foreseeable future.

     Under US GAAP, deferred taxation is generally provided on a full liability basis on all temporary differences between the book and tax basis of assets and liabilities. As the Company has incurred operating losses since its inception no deferred tax asset would be recognised under US GAAP because it is more likely than not that it will not be realised.

GOODWILL

     On October 23, 2000, lastminute.com plc formally completed the acquisition of the entire issued share capital of the Degriftour Group. Goodwill arising on the transaction amounted to pound sterling 58.6 million under UK GAAP and is being amortised on a straight-line basis over four years. Effective control of Degriftour passed from the vendors to lastminute.com plc on September 30, 2000 and accordingly the consolidated balance sheet of lastminute.com plc as at September 30, 2000 incorporates the assets and liabilities of the Degriftour group of companies. lastminute.com plc paid, as part consideration for that acquisition, pound sterling 21.1 million. On the same day, 19,700,000 pound sterling 0.01 ordinary shares were issued at a market value of pound sterling
1.39 also in consideration for the acquisition. The shares were valued at the date of transfer of effective control.

     Under US GAAP, the share value is measured at the average of the quoted price for a reasonable period before and after the terms of the acquisition are agreed and announced. Hence the shares, under US GAAP accounting, were issued at a market value of pound sterling 1.615. The effect of using different share prices is to increase the consideration paid for the Degriftour Group by pound sterling 4,433,000. This has been reflected in the valuation of intangible assets acquired shown below.

     Values were attributable to Intangible assets under US GAAP as follows:

                                                                                     AT
                                                                                SEPTEMBER 30,
                                                                                    2000
                                                                                ------------
                                                                                   (L000)
                                      FIXED ASSETS
                                      Intangible assets
                                      Workforce in-place...................           614
                                      Internally developed technological              282
                                       systems.............................
                                      Trademarks/trade names...............         2,092
                                      Supplier relations...................         3,789
                                      Goodwill.............................        56,292
                                                                                   ------
                                                                                   63,069
                                                                                   ======

     On July 13, 2001 the Group acquired Urbanbite Limited for a consideration which was satisfied by the issue of 442,151 new Ordinary Shares at 33.9p each by lastminute.com plc. Under UK GAAP the goodwill arising of pound sterling 16,000 has been capitalised and is being amortised over four years. Under US GAAP, goodwill arising on acquisitions from July 1, 2001 is not amortised, but is subject to an annual impairment review. There has been no impairment in the period ended September 30, 2001.

     The Group reviews the carrying amount of goodwill if events or changes in circumstances indicate that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortisation period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

JOINT VENTURES

     Under UK GAAP joint ventures are accounted for using the gross equity method in consolidated financial statements. The Group's share of the joint venture's net sales, operating profit, exceptional items, interest and taxation are reflected in the appropriate line items in the Group's income statement.

     Under US GAAP joint ventures are accounted for using the equity method in consolidated financial statements. The Group's share of the joint venture's net income would be reported as a one line item after income tax.

     Under UK GAAP, the Group has followed the requirements of UITF Abstract 31, "Exchanges of businesses or non-monetary assets for an interest in a subsidiary, joint venture or associate", on the establishment of joint ventures where the Group contributed non-monetary assets and unrealised gains of pound sterling 226,000 and pound sterling 202,000 have been recognised in the years ending September 30, 2000 and 2001 respectively.

     Under US GAAP, on the establishment of joint ventures where the Group contributed non-monetary assets, no gain would have arisen and the negative goodwill arising would be amortised over the periods expected to benefit therefrom, being four years.

RESTRICTED CASH

     Under UK GAAP, amounts on deposit in respect of guarantees are included in cash in the balance sheet. Under US GAAP, such restricted cash is disclosed separately in the balance sheet.

     The effect of the above differences on the loss for the period and shareholders' funds is shown in the following reconciliations.

PROFIT AND LOSS ACCOUNT

                                                                                      YEAR ENDED
                                                                                     SEPTEMBER 30,
                                                                             1999         2000         2001
                                                                         -----------  -----------  -------------
                                                                                      RESTATED (1)
                                                                      (L000, EXCEPT SHARES AND PER SHARE AMOUNTS)
                   Loss for the period as reported in the consolidated
                     profit and loss account under UK GAAP............      (4,500)      (35,790)     (53,588)
                                                                            ------       -------      -------

                   Provision for Company National Insurance                    163           525         (662)
                     contributions....................................
                   Goodwill amortisation charge.......................         --             --       (1,108)
                   Share of operating loss in joint ventures..........         --             33          107
                   Discount on convertible loan.......................        (167)           --           --
                                                                            ------      --------      -------
                   Net income adjustment..............................          (4)          558       (1,663)
                                                                            ------       -------      -------
                   Loss for the period as adjusted to accord with           (4,504)      (35,232)     (55,251)
                     US GAAP..........................................      ======       =======      =======

                   Loss per Ordinary Share as so adjusted - basic and
                     diluted..........................................      (13.53)p      (35.82)p     (32.47)p
                   Loss per American Depositary Share - basic and
                     diluted(2).......................................      (67.65)p     (179.10)p    (162.35)p
                                                                            ======       =======      =======

----------

(1)  See note 15.

(2)  Each American Depositary Share represents five Ordinary Shares.

COMPREHENSIVE INCOME

     Comprehensive income under US GAAP, is summarised as follows:

                                                                               YEAR ENDED SEPTEMBER 30,
                                                                               1999       2000      2001
                                                                            ---------  --------- ---------
                                                                                     RESTATED (1)
                                                                                        (L000)
                    Loss in accordance with US GAAP.....................      (4,504)    (35,232)  (55,251)
                    Currency translation differences....................         --           22      (414)
                                                                              ------     -------   -------
                    Comprehensive income adjusted to accord with US GAAP      (4,504)    (35,210)  (55,665)
                                                                              ======     =======   =======

----------

(1)  See note 15.

     Movements in other comprehensive income amounts are as follows:

                                                                            CURRENCY
                                                                           TRANSLATION
                                                                           DIFFERENCES
                                                                           -----------
                                                                              (L000)
                    At October 1, 1998 and September 30, 1999...........        --
                    Arising in the period...............................        22
                                                                           -------
                    At September 30, 2000...............................        22
                    Arising in the period...............................      (414)
                                                                           --------
                    At September 30, 2001...............................      (392)
                                                                           ========

SHAREHOLDERS' FUNDS

                                                                             AT SEPTEMBER 30,
                                                                             ----------------
                                                                              2000      2001
                                                                             -----     ------
                                                                               RESTATED(1)
                                                                                 (L000)
                    Shareholders' funds as reported in the consolidated
                    balance sheet under UK GAAP........................    141,294     88,912
                    Goodwill
                      Cost.............................................      4,433      4,433
                      Amortisation.....................................         --     (1,108)
                                                                           -------   --------
                                                                             4,433      3,325
                    Investments - joint ventures.......................       (193)      (288)
                    Cash...............................................     (2,547)    (4,049)
                    Restricted cash....................................      2,547      4,049
                    Provisions for liabilities and charges -
                     Company National Insurance contributions..........        688         26
                                                                           -------   --------
                    Shareholders' funds as adjusted to accord with
                     US GAAP...........................................    146,222     91,975
                                                                           =======    =======

----------

(1)   See note 15.

CONSOLIDATED STATEMENTS OF CASH FLOWS

     The consolidated statements of cash flows presented under UK GAAP present substantially the same information as those required under US GAAP but differ with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents.

     Under US GAAP, cash and cash equivalents do not include bank overdrafts. The Company classifies deposits with a remaining maturity of more than three months and those temporarily restricted as short term deposits.

Under UK GAAP, if applicable, cash flows are presented separately for operating activities, dividends from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, require only three categories of cash flow to be reported; operating, investing and financing. Under US GAAP, cash paid or received for interest and income taxes would be included in operating activities and capital expenditure would be included within investing activities.

     Under US GAAP, the following would be reported:

                                                                              YEAR ENDED SEPTEMBER 30,
                                                                       ------------------------------------
                                                                            1999        2000         2001
                                                                       ------------  ---------    ---------
                                                                                       (L000)
                         Net cash used in operating activities......       (1,837)     (30,916)    (27,780)
                         Net cash used in investing activities......         (408)     (14,089)    (31,025)
                         Net cash provided by financing activities..        6,196      141,827          87
                                                                            -----      -------      ------
                         Increase/(decrease) in cash and cash               3,951       96,822     (58,718)
                         equivalents................................
                         Exchange differences.......................           --           --         145
                         Cash and cash equivalents at beginning of
                         period.....................................          368        4,319     101,141
                                                                            -----      -------     -------
                         Cash and cash equivalents at end of period.        4,319      101,141      42,568
                                                                            =====      =======     =======

ADDITIONAL DISCLOSURES REQUIRED BY US GAAP IN RESPECT OF DEFERRED TAXATION

     Deferred tax comprises the following:

                                                                        AT SEPTEMBER 30,
                                                                       ------------------
                                                                       2000         2001
                                                                       ------      ------
                                                                             (L 000)
                                 Net operating losses carried
                                 forward.........................      10,650       17,910
                                 Less: Valuation allowance.......     (10,650)     (17,910)
                                                                      -------      --------
                                 Net deferred tax asset..........         --           --
                                                                      =======      ========

ADDITIONAL INFORMATION REQUIRED UNDER US GAAP IN RESPECT OF DERIVATIVE AND HEDGING ACTIVITIES

     Under Statement of Financial Accounting Standards 133 ("SFAS 133"), all derivatives are required to be recognised in the balance sheet as either assets or liabilities and measured at fair value. The Group has limited activity in derivatives and at October 1, 2000 and September 30, 2001 their fair values were insignificant. See note 22.

ADDITIONAL INFORMATION REQUIRED UNDER US GAAP IN RESPECT OF SHARE-BASED COMPENSATION

     At September 30, 2001, the unearned compensation expense was pound sterling 323,000. The Company expects to amortise pound sterling 284,000 in the year ending September 30, 2002, pound sterling 36,000 in the year ending September 30, 2003 and pound sterling 3,000 in the year ended September 30, 2004.

     Under US GAAP, where the intrinsic value method in APB 25 is used for the measurement of stock based compensation, disclosure of the pro forma effect on net loss and net loss per share is required on the basis of the fair value method set forth in Statement of Financial Accounting Standards 123 ("SFAS 123"). Under SFAS 123, using the fair values given in note 6, net loss for the year ended September 30, 2001 would have been pound sterling 54.2 million (2000: pound sterling 37.6 million, 1999: pound sterling 4.5 million) and basic and diluted net loss per share would have been 31.85p (2000: 38.27p, 1999: 13.53p).

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit, quality financial institutions.

     The Company's debtors comprise commissions receivable and amounts due from credit card processors. The Company generally requires no collateral from its suppliers.

     At September 30, 2001, the Company did not consider there to be any significant concentration of credit risk.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     UK GAAP

     FRS 17, Retirement Benefits, issued in November 2000, is fully effective for accounting periods ending on or after June 22, 2003. Certain of the disclosure requirements are effective for periods prior to the June 2003 deadline. The Standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognised in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. The impact of FRS 17 is not expected to have a significant impact on the Group's financial position and results under UK GAAP.

     FRS 19, Deferred Tax, issued in December 2000, is effective for accounting periods ending on or after January 23, 2002. The Standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing differences. The Standard allows, but does not require, a policy of discounting deferred tax assets and liabilities. The implementation of FRS 19 had no effect on the Group's financial position and results.

     US GAAP

     SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, both issued in June 2001, are effective for accounting periods beginning after December 15, 2001. Under the new rules, goodwill and separable intangible assets deemed to have indefinite lives will no longer be amortised but will be subject to annual impairment tests. Other intangible assets, except for workforce in place, will continue to be amortised over their useful lives. It is not currently possible to quantify the impact of the new standards as any impairment resulting on adoption will depend on the circumstances existing at that time. However, on the assumption there is no impairment of goodwill on adoption, SFAS 142 will result in an increase in net income as a result of the non-amortisation of the revised goodwill.

     SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001, is effective for accounting periods beginning after December 15, 2001. SFAS 144 supersedes SFAS 121 and, while retaining many of the recognition and measurement provisions of SFAS 121, it excludes goodwill and intangible assets not being amortised from its impairment provisions and it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale. SFAS 144 also supersedes the provisions of APB 30 with regard to reporting the effects of a disposal of a business segment and requires expected future operating losses from discontinued operations to be reported in the periods in which the losses are incurred rather than as of the measurement date. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. As the provisions of SFAS 144 are to be applied prospectively, the impact on the Group, if any, will depend upon the circumstances existing at that time.

SCHEDULE II

     VALUATION AND QUALIFYING ACCOUNTS

                                                            VALUATION AND QUALIFYING ACCOUNTS
                                              -------------------------------------------------------------
                                                BALANCE AT      ADDITIONS                       BALANCE AT
                                               BEGINNING OF   CHARGED TO COSTS                     END OF
                                                 PERIOD         AND EXPENSES     DEDUCTIONS      PERIOD
                                              -------------   -------------      ----------     -----------
                                                                        (L000)
    Year ended September 30, 1999........
    Provisions for bad and doubtful debts            --              10              --             10

    Year ended September 30, 2000........
    Provisions for bad and doubtful debts            10             284             (12)           282

    Year ended September 30, 2001........
    Provisions for bad and doubtful debts           282             235            (275)           242

                                     (LOGO)
                                     U43875

                                  EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
 1.1*    Memorandum and Articles of Association of lastminute.com plc

 2.1*    Form of American Depositary Receipt

 2.2*    Form of Deposit Agreement between lastminute.com plc and the Morgan
         Guaranty Trust Company of New York, as depositary

 4.1*    Subscription and Shareholders' Agreement dated June 29, 1998

 4.2*    Shareholders' Agreement dated May 21, 1999

 4.3*    Subscription Disclosure Letter Agreement dated May 21, 1999

 4.4*    First Supplemental Shareholders' Agreement dated June 4, 1999

 4.5*    Second Supplemental Shareholders' Agreement dated November 16, 1999

 4.6*    Third Supplemental Shareholders' Agreement dated February 4, 2000

 4.7*    Deed of Adherence to Shareholders' Agreement dated February 15, 2000

 4.8*    Share Exchange Agreement dated February 15, 2000

 4.9*    Travel Agency Booking Agreement between Apollo Travel Limited and Last
         Minute Network Limited dated August 5, 1998

 4.10*   Side letter agreement between Apollo Travel Limited and Last Minute
         Network Limited dated April 31, 1999 (sic)

 4.11*   Lufthansa Warrant Instrument dated January 31, 2000

 4.12*   Virgin Atlantic Airways Warrant Instrument dated February 14, 2000

 4.13*   Acquisition Agreement dated January 26, 2000

 4.14* Service Agreement dated February 24, 2000 between Brent S. Hoberman and lastminute.com plc

 4.15* Service Agreement dated February 24, 2000 between Martha Lane Fox and lastminute.com plc

 4.16*   1998 Unapproved Executive Share Option Scheme

 4.17*   1999 Unapproved Executive Share Option Scheme

 4.18*   2000 Unapproved Executive Share Option Scheme

 4.19*   2000 Approved Executive Share Option Scheme

 4.20*   2000 Non-Executive Share Option Scheme

 4.21* Acquisition Agreement dated August 11, 2000 between lastminute.com plc, lastminute S.A.R.L. and Francis Reverse, Pierre Henri Alzon, Pierre
         Jacques Alzon, Phillipe Merlhiot and Frederic Battut and their respective spouses and children

 4.22*   First Demand Guarantee dated October 23, 2000 between lastminute
         S.A.R.L., Barclays Bank plc and Francis Reverse, Pierre Henri Alzon,
         Pierre Jacques Alzon, Phillipe Merlhiot and Frederic Battut and their respective spouses and children

 4.23* First Demand Guarantee dated October 19, 2000 between Banque Eurofin, lastminute.com plc, and lastminute S.A.R.L.

 4.24* First Demand Guarantee dated October 19, 2000 between Banque Eurofin, lastminute.com plc, and lastminute S.A.R.L.

 4.25    Service Agreement dated June 21, 2001 between David Howell and Last
         Minute Network Limited

 4.26    Lastminute.com plc Sharesave Scheme dated February 14, 2002

 8.1     List of Subsidiaries

----------

* Previously filed as exhibits to Registration Statement on Form F-1 (Registration No. 333-11582), or the Annual Report on Form 20-F for the fiscal year ended September 30, 2000 of lastminute.com plc and incorporated herein by reference.

              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

                      FOR THE YEAR ENDED SEPTEMBER 30, 2001

--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 ---------------

                                    EXHIBITS

                                       TO

                                    FORM 20-F

                                  ANNUAL REPORT

                                      UNDER

                           THE SECURITIES ACT OF 1934

                                 ---------------

                               LASTMINUTE.COM PLC

--------------------------------------------------------------------------------