Form 20-F
period 2002-09-30
LASTMINUTE COM PLC
filed 2003-01-24
CIK 1108034

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: September 30, 2002

or

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

Ordinary Shares 236,315,802

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes           No

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17            Item 18

Back to Contents

Back to Contents

INTRODUCTION

     As used herein, except as the context otherwise requires, the terms “Company” and “lastminute.com plc” refer to lastminute.com plc or, where appropriate, the Company’s Board of Directors. Except as the context otherwise requires, the terms “lastminute.com”, the “lastminute.com Group” or the “Group” are used for convenience to refer to the Company and its subsidiaries.

Presentation of Financial and Other Information

     In this Annual Report, references to “$”, “US$”, “US dollars”, and “dollars” are to the currency of the United States, references to “euro” or “?” are to the euro, the currency of the European Economic and Monetary Union, and reference to “pounds sterling”, “pounds”, “£”, “pence”, and “p” are to the currency of the United Kingdom. This report contains translations of pounds sterling amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from pounds sterling into US dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of pounds sterling amounts into US dollars are at the rate of £1.00 : $1.5700 , the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2002. See “Item 3 — Key Information — Exchange Rate Information” for historical information regarding the noon buying rate for pounds sterling.

     We maintain our financial books and records in pounds sterling and present our financial statements in conformity with accounting principles generally accepted in the United Kingdom, or UK GAAP. As applicable to our financial statements, UK GAAP and US GAAP differ as described in note 29 of notes to the financial statements.

     The noon buying rate on January 17, 2003 was $1.6173 = £1.00.

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

     Words like “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “might”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements.

     These statements may be found in the sections of this Annual Report entitled “Information on the Company”, “Risk Factors”, “Operating and Financial Review and Prospects” and “Regulation” and in this Annual Report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, and the acceptability of new product or service introductions; slower than anticipated growth of the Internet and on-line commerce; technological innovations with respect to the Internet; the anticipated benefits and advantages of new technologies not being realised; the commencement of litigation against us; changes in the regulatory environment concerning services provided over the Internet; general economic conditions, such as the rate of economic growth in our principal geographic markets or fluctuation in exchange rates; as well as all the risks discussed in “Risk Factors”, “Operating and Financial Review and Prospects” and “Regulation”. You should understand that a number of important factors could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

     Except as otherwise indicated, all information in this Annual Report does not include shares issuable upon exercise of options granted as of the date of this Annual Report pursuant to our employee share option plans.

Back to Contents

     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable to Annual Reports.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable to Annual Reports.

Back to Contents

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

     US dollar amounts have been translated at the noon buying rate on September 30, 2002 of $1.5700 = £1.00 solely for convenience.

Profit and Loss Account Data:

	April 1, 1998 (inception) to September 30,		Year ended September 30,

	1998		1999		2000		2001		2002		2002

	(£)		(£)		(£)		(£)		(£)		($)
	(in thousands, except shares and per share and per ADS amounts)

TOTAL TRANSACTION VALUE (1)	—		2,647		34,189		124,210		245,971		386,174

Turnover
Group and share of joint ventures	—		195		3,740		18,416		35,077		55,071
Less share of joint ventures	—		—		—		(47)		(187)		(294)
Continuing operations
- Ongoing	—		195		3,740		18,369		27,816		43,671
- Acquisitions	—		—		—		—		7,074		11,106
Group turnover (2)	—		195		3,740		18,369		34,890		54,777
Cost of sales	—		18		401		1,165		1,626		2,553

Gross profit	—		177		3,339		17,204		33,264		52,224
Operating costs
Product development	179		1,398		9,951		7,800		6,081		9,547
Sales and marketing	27		1,597		20,711		27,207		21,932		34,433
General and administration	86		1,716		10,811		15,787		12,577		19,746

Operating costs before depreciation and goodwill amortisation	292		4,711		41,473		50,794		40,590		63,726

EBITDA (3)	(292)		(4,534)		(38,134)		(33,590)		(7,326)		(11,502)

Depreciation	—		33		1,317		8,744		9,781		15,356
Goodwill amortisation	—		—		—		14,660		18,666		29,306
Total operating costs	292		4,744		42,790		74,198		69,037		108,388
Operating (loss)/profit
Continuing operations
- Ongoing	—		(4,567)		(39,451)		(56,994)		(36,843)		(57,844)
- Acquisitions	—		—		—		—		1,070		1,680
Group operating loss	(292)		(4,567)		(39,451)		(56,994)		(35,773)		(56,164)
Share of operating loss in joint ventures	—		—		(75)		(196)		(413)		(648)
Share of operating loss in associate	—		—		—		—		(4)		(6)
Goodwill amortisation arising on an investment in an associate	—		—		—		—		(148)		(233)

Total operating loss: group and share of joint ventures and associate	(292)		(4,567)		(39,526)		(57,190)		(36,338)		(57,051)
Continuing operations:
- Exceptional costs of a fundamental reorganisation	—		—		—		—		(3,094)		(4,857)

Loss on ordinary activities before interest and taxation	(292)		(4,567)		(39,526)		(57,190)		(39,432)		(61,908)
Interest receivable	7		68		3,777		3,480		1,419		2,228
Interest payable and similar charges	—		(1)		(41)		(36)		(62)		(98)

Loss on ordinary activities before taxation	(285)		(4,500)		(35,790)		(53,746)		(38,075)		(59,778)
Tax on loss on ordinary activities	(1)		—		—		158		(6)		(9)

Loss for the financial period	(286)		(4,500)		(35,790)		(53,588)		(38,081)		(59,787)

Loss per share — basic and diluted (4)	(0.94	)p	(13.51	)p	(36.39	)p	(31.50	)p	(20.15	)p	$(0.32)
Loss per ADS — basic and diluted (4), (5)	(4.70	)p	(67.55	)p	(181.95	)p	(157.50	)p	(100.75	)p	$(1.58)
Weighted average number of Ordinary Shares outstanding (4)	31,488,429		33,595,515		98,347,405		170,137,039		188,953,672		188,953,672
Amounts under US GAAP
Group operating loss	(292)		(4,404)		(38,926)		(58,764)		(36,480)		(57,274)
Loss for the financial period	(286)		(4,504)		(35,232)		(55,251)		(35,439)		(55,639)
Loss per share — basic and diluted (4)	(0.94	)p	(13.53	)p	(35.82	)p	(32.47	)p	(18.76	)p	$(0.29)
Loss per ADS — basic and diluted (4), (5)	(4.70	)p	(67.65	)p	(179.10	)p	(162.35	)p	(93.80	)p	$(1.47)

Back to Contents

__________

(1)	Total transaction value does not represent our turnover. In the majority of transactions, where we act as agent or cash collector, total transaction value represents the price at which goods have been sold across our website, net of value added tax. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of goods provided. In such cases total transaction value represents the flat fee commission earned. In the small number of cases where we act as principal, total transaction value represents the price at which products or services are sold across the website, net of value added tax.
(2)	In the majority of cases we do not take ownership of the products or services being sold and act as agent, receiving a commission from the supplier of products or services being sold. In these cases, turnover represents commission earned, less amounts due or paid on any commission shared. In a limited number of cases, we act as principal and purchase products or services for resale. Where we act as principal, turnover represents the price at which products or services are sold across our website. Turnover is recognised once charges to the customer's credit card have been made, except for travel, which is recognised on the date of departure, and is stated exclusive of value added tax. Additional revenue streams, including advertising, sponsorship and Minitel also contribute to turnover.
(3)	EBITDA consists of Group operating loss before interest, taxes, depreciation and amortisation. EBITDA is included because management believes it is a useful additional measure of performance. EBITDA should not be considered as a substitute for operating loss, net income, cash flow or other statements of operations or cash flow data computed in accordance with UK GAAP or US GAAP or as a measure of our results of operations or liquidity. The EBITDA measures presented may not be comparable to similarly titled measures used by other companies.
(4)	Shares and per share amounts have been retroactively adjusted for the 284 for 1 bonus issue of ordinary shares which occurred on February 15, 2000.
(5)	Each ADS represents five shares.

Balance Sheet Data:

	At September 30,

	1998	1999	2000	2001	2002	2002

	(£)	(£)	(£)	(£)	(£)	($)
	(in thousands)
Amounts under UK GAAP
Fixed assets	28	403	72,815	58,025	96,629	151,707
Current assets	417	5,063	114,283	57,830	65,793	103,295

Total assets	445	5,466	187,098	115,855	162,422	255,002
Creditors: amounts falling due within one year	140	2,289	38,363	26,400	53,690	84,293

Total assets less current liabilities	305	3,177	148,735	89,455	108,732	170,709
Creditors: amounts falling due after more than one year	—	—	6,031	—	42	66
Provisions for liabilities and charges	—	614	1,410	543	4,114	6,459

Net assets	305	2,563	141,294	88,912	104,576	164,184

Share capital	2	3	1,505	1,733	2,360	3,705

Amounts under US GAAP
Total assets	445	5,466	191,338	118,892	170,954	268,398
Redeemable preferred stock	500	6,462	—	—	—	—
Net (liabilities)/assets	(195)	(3,903)	146,222	91,975	113,393	178,027
Share capital	1	1	1,505	1,733	2,360	3,705

Non-financial Operating Data:

Non-financial operating data is prepared to enable the Directors to monitor the Company’s performance and manage the business.

	Year ended and at September 30

	1999	2000	2001	2002

Number of items sold in the period (1)	23,866	312,912	806,155	1,719,362
Number of registered subscribers at the period end (2)	364,750	2,850,678	4,208,484	6,443,381
Number of customers at the period end (3)	10,189	156,196	536,446	1,277,887
Number of suppliers at the period end (4)	548	9,221	9,286	14,454

__________

(1)	An item sold is an individually priced product or service purchased by a customer within the period.
(2)	Registered subscribers are users of our website who have submitted their e-mail addresses and other data and have elected to receive lastminute.com’s weekly e-mail. This does not include users who register with the Company, but elect not to receive its weekly e-mails. Since lastminute.com counts its registered subscribers based on their e-mail addresses, users who registered multiple times using different e-mail addresses will count as multiple registered subscribers. For example, if a user has registered with lastminute.com using an e-mail address at work and one at home, the user will be counted as two registered subscribers.
(3)	The number of customers is the cumulative number of unique customers (excluding repeat customers) since the inception of lastminute.com and the cumulative number of Degriftour, Travelselect.com, Destination Group and Travelprice.com unique customers (excluding repeat customers) since October 2000, April 2002, June 2002 and the end of July 2002 respectively. Customers are defined as individuals who have purchased goods and services over lastminute.com Group’s platforms.
(4)	The number of suppliers includes individual airlines, hotels, holiday package suppliers, entertainment vendors, gift suppliers, restaurants and specialty service suppliers.

Back to Contents

Dividend Policy

     We have not paid cash dividends to our shareholders, and we currently do not expect to pay cash dividends for the immediate future. This is consistent with the intentions of the Group set out in the Registration Statement filed in connection with our Initial Public Offering (“IPO”) in 2000. We expect that all available cash from operations will be used to finance the growth and development of our business and to meet our projected capital and other expenditure requirements.

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

     The following table shows, for the periods and dates indicated, certain information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.00.

     Fluctuations in the exchange rate between the pound sterling and the US dollar will affect, among other things, the US dollar equivalent of the pound sterling price of our shares on the London Stock Exchange, which is likely to affect the market price of our ADSs on the Nasdaq National Market.

Year ended September 30,	Period end US$	Average rate US$(1)	High US$	Low US$

1998	1.70	1.66	1.71	1.61
1999	1.65	1.63	1.72	1.55
2000	1.48	1.55	1.68	1.40
2001	1.47	1.44	1.50	1.37
2002	1.57	1.48	1.58	1.41
Month
July 2002	1.56	1.56	1.58	1.52
August 2002	1.55	1.54	1.57	1.52
September 2002	1.57	1.56	1.57	1.53
October 2002	1.56	1.56	1.57	1.54
November 2002	1.56	1.57	1.59	1.54
December 2002	1.61	1.59	1.61	1.56
January 2003 (through January 17, 2003)	1.62	1.61	1.62	1.60

(1) The average rate is the average of the noon buying rates on the last day of each month during an annual period and the average of the noon buying rates on each day during a month period.

Capitalisation and Indebtedness

     Not applicable to Annual Reports.

Reasons for the Offer and Use of Proceeds

     Not applicable to Annual Reports.

Back to Contents

Risk Factors

     You should carefully consider the risks described below as our business, financial condition or results of operations could be materially adversely affected by such risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

We continue to face competition and if we are unable to compete effectively we may be unable to maintain or expand our unique customers and we may lose customers

     If we are unable to adequately respond to the competitive challenges we face or establish a sustainable competitive advantage, we may be unable to maintain or expand our registered subscriber base and we may lose market share. The markets for the products and services offered on our websites are increasingly competitive. As we compete with various companies across numerous product and service categories, we may be unable to predict or adequately plan for the strategies of our competitors. We may be unable to respond quickly or adequately to the changes in the marketplace brought on by new product and service offerings, the introduction of new website features and functionality, and the marketing and promotional efforts of our competitors or new competitors. We also expect that we will be continually challenged by new and existing competitors who may have significantly longer operating histories, larger customer bases and greater brand recognition. In addition, our competitors may have significantly greater financial, technical, marketing and other resources than we do. Furthermore, our competitors may be established in a country or market prior to our entry or may replicate and successfully execute a business plan similar to ours. Any of those occurrences may increase our entry costs and decrease our ability to compete effectively.

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

     In addition, given the recent alliances forming in the travel industry among airlines and hotels, it is possible that major airlines and hotels not participating in our service could exert pressure on other alliance partners not to supply us with airline tickets or hotel bookings. Alternatively, the alliance partners could establish their own e-commerce websites or other similar services to bundle their branded or unbranded products. If any of these events were to occur, they could have a negative effect on the breadth of products and services we offer and our turnover.

Historically we have not been profitable

     We have experienced losses in each year since our inception on April 1, 1998 and in the period from April 1, 1998 to September 30, 2002 we have incurred losses of £97.8 million before goodwill amortisation of £33.5 million, which resulted in total losses for that period of £131.3 million.

     If our turnover does not continue to increase or if our expenses increase at a faster rate, we will not achieve profitability.

If we do not maintain our relationships with suppliers, we may be unable to increase the attractiveness of our services or provide satisfactory services to our registered subscribers, which would limit our potential market share

     Some of our suppliers, such as airlines, offer their products or services directly to consumers through the Internet and may not use our website. Although we are not aware of any airlines having decided to concentrate on offering last minute services through an Internet-based platform, a number of airlines now offer Internet-based travel services. These initiatives could prove to be a serious threat to our supplier base and one of our core product categories.

     Our business model relies on our relationships with suppliers to increase the number and variety of products that we offer and provide additional services and content to attract new users. Despite the growth in size of our business giving us buying power within the market, supplier relationships are fundamental to our success. In turn, we believe a large registered subscriber base encourages our suppliers to accept our website as an efficient and profitable distribution channel for their products and services and to expand their use of it. If we do not maintain the quality of our supplier relationships, the number and breadth of products and services we offer could significantly decrease. As a result, we may be prevented from increasing the attractiveness of our services to our registered subscribers, which would limit our potential market share.

Back to Contents

     Although we have either formal contracts or letter agreements with the majority of our suppliers, not all of our suppliers are under any obligation to offer their products and services through our website. It is possible that suppliers may choose not to distribute their products and services through our website, or through the Internet at all. Suppliers could elect to terminate our contracts at any time or upon short notice, pursue relationships with our competitors, develop or acquire services that compete with our services or sell exclusively through other sales and distribution channels.

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

If our systems are unable to provide acceptable performance as the use of our services increases, we may not be able to attract new customers and suppliers and may lose existing customers and suppliers to our competitors

     If we are unable to provide reliable, real-time access to our information systems for our customers and suppliers, we may not be able to attract new customers and suppliers and may lose our existing customers and suppliers to our competitors. As our operations grow in both size and scope, we will need to continuously improve and upgrade our systems and infrastructure to maintain and improve the reliability, security and speed of, as well as access and availability to, our website.

     Historically, we have at times experienced slow delivery times, unreliable service levels or insufficient capacity. We have also experienced relatively brief computer system interruptions, and these interruptions may recur. Our servers are vulnerable to computer bugs, viruses, physical or electronic break-ins and similar disruptions. Our systems and operations are also vulnerable to damage or interruption from a number of sources, including fire, flood, power loss, telecommunications failure, physical and electronic break-ins and other similar events. Any substantial disruption of this sort could significantly impair our ability to generate sales from our website.

Declines or disruptions in the travel industry generally could reduce our turnover

     A large proportion of our total transaction value is driven by the trends, including seasonal fluctuations, which occur in the travel industry, including the airline, hotel and package holiday industries. As with the other products and services we offer, the travel industry is highly sensitive to business and personal discretionary spending levels and tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel are likely to reduce our turnover including:

•	increased prices in the airline, hotel or other travel-related industries;
•	shortages in the supply of tickets available to the Group due to unusually high demand;
•	increased occurrence of travel-related accidents;
•	airline or other travel-related strikes;
•	regional hostilities, war and terrorism;
•	political instability; and
•	poor weather conditions.

          The current threat of war in Iraq, should it become a reality, could severely impact the travel and holiday industry. In many cases, we will have little or no control over the other trends or events which could affect us.

Back to Contents

Recent acquisitions may have adverse effects on our business

     We have made several acquisitions of companies in the last financial year. These acquisitions involve certain risks that may adversely affect our business in several respects. For example, the integration of the acquired companies requires significant attention from our management, which could have an adverse effect on our ability to manage our business and could increase our losses.

     In addition, our recent acquisitions aimed to improve distribution channels, increase market share and bring synergies to various areas of the business. There is a risk that those expected synergies may not be realized, and our cost base may not be reduced to the extent anticipated. Finally, the impact of integration of acquired companies on our cultures, policies and locations may cause disruption affecting both our TTV and our margins.

We will be less competitive in our industry if we are unable to attract, retain and motivate key individuals and highly skilled employees

     We depend substantially on the continued services and performance of our senior management, particularly our co-founders, Brent Hoberman and Martha Lane Fox. While we have employment agreements with restrictive covenants with each of our executive officers and other key employees, these agreements do not prevent these executives from terminating their employment at any time. As a result, these executives may elect to pursue other opportunities at any time. The loss of the services of any executive officer or other key employee could adversely affect our business.

     In addition, as our business has expanded, we have needed to add new information technology and engineering personnel to maintain and expand our website and systems and customer support personnel to serve our increased registered subscriber base. If we become unable to hire and successfully train sufficient employees or contractors in these areas, users of our website may have negative experiences and we may lose customers, which could decrease our turnover and the value of our brand.

We rely on services from third parties to carry out our business and to deliver our products to customers, and if there is any interruption or deterioration in the quality of these services, our customers may not continue using our services

     We rely on third-party computer systems and third-party service providers, including the central reservation systems of airlines and hotels and our marketing partners, to make airline ticket and hotel room reservations and credit card verifications and confirmations, to host our website and to advertise and deliver the products sold on our website to customers. We also rely on third-party licenses for the software underlying our technology platform. Any interruption in our ability to obtain the products or services of these or other third parties or a deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to deliver high-quality products and services in a timely manner to our customers, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternative source of systems support on a timely basis or on terms as advantageous to us.

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

     Our quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside our control. These factors would include:

•	any change in the mix of products since some of our offerings, such as gifts, earn higher commission rates than others, such as airline tickets; and
•	seasonal and economic patterns and trends which affect the different markets for the products we offer.

Back to Contents

A decline in commission rates or the elimination of commissions could reduce our turnover

     Currently, the principal source of our turnover is commissions paid to us by suppliers for bookings or purchases made through our website. If current industry standard commissions decline or otherwise change or if our suppliers reduce their commission rates or eliminate commissions entirely, it is possible that our turnover would be reduced. Travel suppliers are not obligated to pay any fixed commission rate for bookings or purchases made through our website and, as a result, the level of our commissions may fluctuate. Moreover, commissions in the travel industry have been falling over the past few years.

     We generally earn industry standard commissions on most of the products we offer on our website, which vary by industry segment. Commission rates in jurisdictions, other than the United Kingdom, in which we operate may be based on fixed amounts rather than stated as a percentage of the total value of the product or service sold, which may cause turnover to be lower in those jurisdictions than in jurisdictions where commissions are paid on a percentage basis.

Rapid technological changes may render our technology obsolete or decrease the competitiveness of our services

     If our competitors introduce new services that employ new technologies, or if new industry standards and practices emerge, our existing website and proprietary technology and systems may become obsolete. The Internet and the e-commerce industry are rapidly changing. In particular, the on-line travel industry is characterised by increasingly complex systems and infrastructures. Unless we are able to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis we may not be able to respond to competitive challenges.

     We may also use or procure new technologies ineffectively or we may fail to adapt our website's transaction-processing systems and network infrastructure to customer requirements or emerging industry standards. If we face material delays in introducing new products, services and enhancements, our customers and suppliers may not use our website and we may be at a competitive disadvantage.

If either we or our third-party ticketing agents lose licence accreditations, we may experience temporary difficulty in furnishing tickets to our customers

     In certain jurisdictions, we use third-party ticketing agents to furnish our customers' airline tickets for flight reservations made through our website. Each country where we operate has its own travel agent licensing requirements that either we or, depending on the jurisdiction, our ticketing agents must meet to operate as a travel agent and to furnish airline tickets. If either we or any of our third-party ticketing agents were to lose the relevant licences or accreditations, we may not be able to furnish tickets to our customers until we located a substitute agent to provide ticketing services. Furthermore, the terms and conditions of any substitute arrangements may not be on the same terms or on terms as favourable as our current arrangements.

Back to Contents

Our strategy to develop internationally depends on our ability to develop an adequate international supplier and customer base, and if we fail to attract sufficient international demand for our services, our growth will be limited and our operating results may be harmed

     We launched our website in France, Germany and Sweden in 1999, and in Spain, The Netherlands and Italy in 2000. The acquisitions in September 2000 of the Degriftour Group in France and at the end of July 2002 of the Travelprice.com Group, which operates in France, Belgium, Italy and Spain, form part of our strategy to further expand our business in continental Europe. In addition during 2002 we entered into an investment in Germany with LCC24 AG in order to increase the distribution network of lastminute.com products. We may pursue expansion through further acquisitions or otherwise. If we do not develop adequate local supplier or customer bases we do not believe that the local versions of our website will be accepted as a viable market for our products and services in these or other European countries. In this case, our growth will be limited and our operating results may be harmed. We continue to invest in promoting our websites in France, Germany, Sweden, The Netherlands, Spain, Belgium and Italy.

     We are also exploring opportunities to expand into other markets. We established joint ventures with Travel.com.au in Australia and New Zealand in March 2000 and Tourvest in South Africa in May 2000. In August 2000, lastminute.com was launched in the Australian market. In September 2001 we completed a joint venture agreement with Sol Melia Travel SA in Spain. We also announced a joint venture partnership in January 2002 with Kinki Nippon Tourist Co. Limited, Nippon Travel Agency Co. Limited, Japan Efund, Mitsubishi Corporation/MC Capital fund and Credit Saison Co. Limited, establishing an e-commerce business in Japan. If these joint ventures do not develop an adequate supplier or customer base we do not believe that the local version of our website operated by these joint ventures will be accepted as a viable market for our products and services, in which case our growth may be limited and our operating results may be harmed.

     Our future turnover and operating results depend upon consumers continuing to access our website from the United Kingdom, France, Germany, Sweden, Belgium, The Netherlands, Italy, Spain, Australia, South Africa, Japan and, over time, other parts of Europe and elsewhere.

Our international operations involve risks relating to purchasing, travel patterns, practices and Internet-based commerce in foreign markets, and if we are unable adequately to address these risks, the growth of our international operations will slow down

     In order to achieve widespread acceptance in each country in which we operate, we believe that we must tailor our services to the unique customs and cultures of that country. Learning the customs and cultures of various countries, particularly with respect to purchasing and travel patterns and practices, is difficult and our failure to do so adequately could slow our growth in those countries.

     We also face risks specific to Internet-based commerce in foreign markets. Among others, any of the following international risks could delay our international growth and harm our operating results:

•	delays in the development of the Internet as a medium of commerce in international markets;
•	delays in the development of the backbone and bandwidth of the Internet;
•	difficulties in managing operations due to distance, language and cultural differences;
•	consumer unwillingness or inability to use credit cards or other similar modes of payment, like smart cards;
•	unexpected changes in regulatory requirements;
•	tariffs and trade barriers and limitations on fund transfers;
•	difficulties in staffing and managing foreign operations;
•	potential adverse tax consequences;
•	exchange rate fluctuations;
•	increased risk of piracy and limits on our abilities to enforce our intellectual property rights; and
•	brand confusion where similarly named ventures already exist.

Back to Contents

If the growth in the use of the Internet by consumers and businesses for e-commerce does not continue or declines, our business will not succeed and the value of our shares and ADSs will decline

     Our future turnover and operating results depend upon the widespread acceptance and use of the Internet and on-line services as a medium for commerce throughout Europe and elsewhere. Acceptance of the use of on-line services in turn depends in part on acceptance of the Internet as a secure environment in which to release credit card and other personal data. Rapid growth in the use of the Internet and on-line services may not continue. The growth in use of the Internet by consumers for e-commerce purposes may not continue or use may decline. Demand for and market acceptance of recently introduced products and services over the Internet as well as Internet security is subject to a level of uncertainty.

     Our success will depend on the development and maintenance of an infrastructure to cope with the Internet's increased traffic. We believe that a reliable network backbone with the necessary speed, data capacity and security, which may be accessed in a cost effective way, and the timely development of complementary products for providing reliable Internet access and services are essential to the development of the Internet as a vehicle of commerce. Major on-line service providers and the Internet itself have experienced outages and delays. Outages and delays are likely to negatively affect the level of Internet usage and the processing of transactions on our website.

     Consumers may also find that buying products through traditional or other methods may be more attractive or reliable than using our website.

If we fail to increase our brand recognition among consumers, we may not be able to attract and expand our registered subscriber and customer base

     We believe that enhancing and maintaining the lastminute.com brand is fundamental to our efforts to attract customers and to expand our registered subscriber base, especially since there are a number of websites that offer potentially competing services. Many competing websites already have well-established brands in on-line services or the travel industry generally. Promotion of our brand may well depend on personal recommendations and repeat business based on our success in providing a high-quality on-line experience supported by a high level of customer service. Our marketing and advertising expenditures may not be effective to support our brand. Even if recognition of our brand increases, it may not lead to an ongoing increase in our registered subscriber and customer base.

We may be unable to acquire or maintain domain names, or prevent third parties from acquiring domain names that are similar to, infringe or otherwise decrease the value of our trade marks and other proprietary rights

     We depend on domain names that are consistent with our brand identity to deliver consumers to our website who are familiar with our brand. We intend to continue to acquire domain names as suitable opportunities arise. We may not be able to acquire or maintain the “lastminute” domain name in all countries in which we operate or into which we may seek to expand our operations. Companies with similar domain names and which offer similar products or services to ours may impair our ability to compete effectively on the Internet or use the lastminute.com brand in one or more jurisdictions and, if our brand name is confused with theirs and their products and services are inferior, may dilute the value of our brand and damage our reputation. Domain names including “lastminute”, but with differing country modifiers which we would wish to use in some of the countries into which we have and may continue to expand, such as www.lastminute.de in Germany and www.lastminute.nl in The Netherlands, are owned by third parties. The acquisition and maintenance of domain names generally is regulated by applicable laws, as they are applied by the courts, governmental agencies and their designees and Internet regulatory bodies. The system for registration is subject to change as the Internet Corporation for Assigned Names and Numbers ("ICANN") assumes increased responsibility for that system from Verisign Inc. and the US Department of Commerce and as new registrars are accredited by ICANN. The introduction of new domain suffixes is still possible. There can be no assurance that our domain names or their value will not be affected by changes related to the registration and protection of domain names. If we were to lose the exclusive right to use our domain names, or were unable to prevent our brand being diluted through the introduction of new domains or the use of similar domains, our Internet sales may be irreparably damaged because customers may be unable to find our website or may be diverted to other sites. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. Even if we acquire domain names that include “lastminute” in the relevant jurisdictions, we may be compelled to use a different domain name than lastminute.com. Depending on the laws of a particular jurisdiction, we might not be able to make certain offers under the name or domain name “lastminute”.

Back to Contents

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

If we are unable to obtain trade mark registrations for the name lastminute.com and prevent third parties from using similar names, the value of our brand may be diminished

     We may not be able to obtain trade mark registrations in the European Union and in any of the countries in which we operate or into which we may expand. In addition, there may be substantial delays in obtaining registrations. Our application to obtain registered trade mark protection in the European Union for the name “last minute” has met an objection from the European Union trade mark registry that the name is not descriptive of our services and other objections may be received from other relevant trade mark registers or third parties. Furthermore, several competitors in relation to their late booking or late purchase services use the term “last minute”. These two factors may make it difficult for us to register our name as a trade mark and prevent third parties from using similar names in relation to competing products and services, which may result in dilution or devaluation of our brand.

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

     We have not launched a US or Canadian version of our website, although we may do so in the future. The existence of third-party rights in the United States, Canada and some other jurisdictions may prevent us from operating successfully there under our current brand name, as we are aware of a number of third parties who use the words last minute in their company or business names or domain name registrations. Some of these third parties have also obtained trade mark registrations incorporating the words last minute, and it is possible that any of these third parties may sue us for trade mark infringement or related claims.

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

Back to Contents

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

     There have been external instances where unidentified third parties have individually or collectively taken action to deliberately disrupt the operations of major commercial websites similar to ours. If similar action were taken against our website, it could limit our ability to operate our website and damage the systems we use to operate our business, which could have a negative impact on our reputation and our turnover. A party that is able to circumvent our security systems also could steal proprietary information. Security breaches also could expose us to a risk of loss or litigation and possible liability. Under current credit card practices, we may be held liable for fraudulent credit card transactions and other payment disputes with customers. In the event of a security breach, the extent to which we may be able to claim against our firewall provider for any losses suffered by us arising out of a failure of our firewall, which is a network device that separates the public Internet from the private network to allow the enforcement of data security policies, is limited and may be insufficient to repair our computer systems or recover our losses.

Government regulation relating to e-commerce may restrict our ability to collect and use data that is of commercial use to us

     We may face restrictions on our ability to collect and use personal data and possible civil and criminal sanctions for its unauthorised or improper use

     The European Union has adopted a directive which imposes restrictions on the collection, use and processing of personal data. Pursuant to the directive, we need to ensure that we use personal data in the most commercially beneficial way within the provisions of applicable data protection legislation. We currently do this through our registration process and privacy policy, but we may be unable or it may be impractical to obtain the required consents in the future and this may limit our ability to use personal data.

     The directive has been implemented in the United Kingdom through the Data Protection Act 1998, which came into force in March 2000. It has not yet been implemented in some other EU member states in breach of EU requirements. To the extent that existing data protection legislation in those non-compliant member states conflicts with the directive, the provisions of the directive will prevail.

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

     If we are unable to use "cookies", we may be unable to provide targeted offerings

     Cookies are pieces of information sent by a web server to a web browser that the browser is expected to save and which can later be used to identify a user. Websites typically place cookies on a user's hard drive without the user's knowledge or consent. We use cookies for a variety of reasons, including collecting data derived from the user's activity while visiting our website, and we currently require users to enable the usage of cookies before they can make purchases from our website. However, most currently available web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drives. Also, users accessing websites using their employers' computer systems may be restricted in their ability to receive and store cookies by virtue of their employers' security policies. There is a proposed directive relating to processing of personal data and the protection of privacy in the electronic communications sector (the “Electronic Communications Sector Directive”). The Electronic Communications Sector Directive is to be implemented in the member states by October 31, 2003 and, as presently proposed, will require companies in the EU members states to give clear and comprehensive information about the use of cookies prior to using any website, and give the user an option to refuse such use. In France, CNIL has issued a recommendation that the use of cookies should be disclosed to users and that

Back to Contents

users should be informed of their right to oppose their use and that the misuse of cookies can give rise to criminal liability in certain circumstances. Under the Directive, cookies are likely to be considered as a means of processing data and may be regulated by the principles of the Directive if data qualifying as personal data is collected. It is also possible that cookies will be subject to increased levels of legislation limiting or prohibiting their use. Limitations on, or the elimination of, our use of cookies, or obligations on us to allow registered subscribers to object to the use of cookies could limit the effectiveness of the advertisements that are delivered on our websites and could also limit the effectiveness of our sales and marketing efforts.

Due to our presence on the Internet and operation as an e-commerce website we may be open to civil and criminal sanctions in numerous jurisdictions

     E-commerce is new and rapidly changing, and regulation relating to the Internet and e-commerce is new and evolving. The European Union has recently adopted a directive dealing with certain aspects of electronic commerce such as liability for intermediate service providers and electronic contracting and has adopted another directive dealing with electronic signatures. We will need to comply with certain aspects of the directive on electronic commerce, such as information that will need to be provided to consumers in conducting e-commerce. EU member states were expected to implement the directive before January 17, 2002 and the United Kingdom implemented them through the Electronic Commerce (EC Directive) Regulations 2002 which came into force on August 21, 2002. The European Union's distance selling directive is also applicable to e-commerce and is already required to be implemented by the member states of the European Union. The United Kingdom implemented this directive as the Consumer Protection (Contracts Concluded by Means of Distance Communication) Regulations 2000, which came into force on October 30, 2000. These regulations provide for certain information to be provided to consumers prior to and after concluding a contract over the Internet and further provide consumers with a cancellation period with respect to the purchase of certain goods and services. It is possible that additional laws will be enacted in respect of the sale of goods and services over the Internet, such as tougher consumer protection laws, which could reduce the rate of growth of e-commerce and could harm our business both directly and indirectly.

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

     Due to the global nature of the Internet, it is possible that, although the servers and infrastructure used to provide our services are based in the United Kingdom and France and transmission by us of the content over the Internet originates primarily in the United Kingdom, the governments of other countries might attempt to regulate the content of our website or transmissions using our services or might prosecute us for violations of their laws. Any legislation or regulation prescribing the content of our website or transmissions, the application of existing laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of laws and regulations to the Internet and other on-line services could make it difficult for us to operate our business. Failure to comply with relevant Internet and e-commerce legislation or regulation may leave us open to civil and criminal sanctions.

     In addition, the EU Council of Ministers adopted a regulation in December 2000, which came into force on March 1, 2002, regarding the jurisdiction, recognition and enforcement of judgements in civil and commercial matters. This is likely to mean that consumers who are party to on-line contracts will in many cases be entitled to sue in their own jurisdiction irrespective of the location of the contractual counter-party. This is likely to substantially increase costs in the case of litigation, and may have an adverse impact on the development of e-commerce in Europe as a whole.

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

Back to Contents

We may be subject to litigation for content provided or representations made on our website, which may be costly and time-consuming to defend

     Because users may access content on our website, download our content and transmit it to others over the Internet, we may be subject to intellectual property infringement claims against us as content service providers. Any claims, with or without merit, could:

•	be time-consuming to defend;
•	result in costly litigation; or
•	divert management's attention and resources

     Our website contains links to other websites, which may contain links to further websites. As a result, we may be subject to claims alleging that, by directly or indirectly providing links to other websites, we are liable for intellectual property right infringement or the wrongful actions of third parties through their websites. Due to the combination of windows, deep links and hyperlinks, there is a risk that users will consider us the direct supplier of products and services advertised and offered by our partners on our site.

     In addition, successful actions for defamation have been brought against service providers in the past in the United Kingdom, the United States and other jurisdictions in which we operate or may operate in the future. It is also possible that if any information, accessible on our website, contains errors or false or misleading information, or if we are negligent in providing information, third parties could take action against us for losses incurred in connection with such information.

     Our general liability insurance will not cover all potential claims of third parties to which we are exposed.

Back to Contents

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

     Last Minute Network Limited was incorporated in England and Wales on April 1, 1998 as a private limited company and commenced offering products and services on the lastminute.com website in October 1998. In February 2000, the Company implemented a share capital reorganisation whereby the shares of Last Minute Network Limited were exchanged for shares in lastminute.com Limited having equivalent rights and restrictions. Subsequently, lastminute.com Limited re-registered as a public limited company, lastminute.com plc.

     Our primary activities during the period prior to launch of the UK version of the lastminute.com website consisted of creating our website, recruiting and training employees, developing a business model, implementing systems to support the business model, developing relationships with suppliers and developing the lastminute.com brand. Operations commenced on October 1, 1998 on the UK website with the sale of last minute deals on flight and hotel room reservations, entertainment and gifts.

     After the launch of the UK website, other lastminute.com websites were launched in France in September 1999, Germany in October 1999, Sweden in December 1999 and Australia (through a joint venture) in August 2000.

     During the year ended September 30, 2001 we launched operations in Spain, Italy, The Netherlands and through a joint venture, in South Africa. We also completed the acquisitions of Degriftour and Urbanbite Limited, and entered into a joint venture agreement with Sol Meliá Travel S.A. in relation to our Spanish business.

     Throughout the year ended September 30, 2002 we have continued to grow organically and through the acquisitions of the Travelselect.com Group (comprising Travelselect.com Limited and its subsidiary undertaking Globepost Limited), the Destination Group (comprising The Destination Holdings Group Limited its subsidiary undertaking The Destination Group Limited) and the Travelprice.com Group (comprising Travelprice.com SA and subsidiaries). In November 2002 we also completed the acquisition of Exhilaration Incentive Management Limited. We also launched operations in Japan, through a joint venture and made an investment in LCC24.com in Germany. In addition during 2002, our Australian joint venture commenced operations in New Zealand.

     Capital expenditure for the year ended September 30, 2002 was £7.0 million compared to £8.4 million for the year ended September 30, 2001 and £12.5 million for the year ended September 30, 2000. In each of the three years capital expenditure principally related to purchase and development of computer systems and equipment.

Business Overview

     We offer customers last minute opportunities for travel services, including flight bookings, hotel room reservations, train tickets, car hire and package holidays; leisure, including entertainment events, restaurant reservations and services; gifts; auctions; specialities and eating-in services in the United Kingdom, France, Germany, Italy, Spain, Sweden, The Netherlands, Australia, Belgium, Japan, New Zealand and South Africa. Our strategic objective is to ultimately create a global marketplace for last minute services and transactions. Our mission statement is “To become the number one European e-commerce lifestyle player by delighting our customers with great-value inspiration and solutions.” We believe that our customers buy from lastminute.com because we offer:

•	real-time access to attractively priced, last minute deals, including some of the lowest prices on many travel and entertainment deals;
•	the convenience of a broad range of attractive packaged or individual offers which our customers can access quickly and with minimal effort; and
•	the benefit of our ideas — we believe we have a reputation for offering our customers novel and distinctive products that inspire them to try something different.

     Although our registered subscribers may make a purchase by telephoning us directly, our service is based on the utilisation of on-line distribution platforms including the Internet and our website. During the year we have also enabled customers to access hotel products available on our database via an interactive voice recognition service which we have called “Hotels on the Move”. At September 30, 2002 we had approximately 6.4 million registered subscribers, including 2.1 million in the United Kingdom and 4.3 million internationally, and had served 1.3 million customers. During the year ended September 30, 2002 we sold 1.7 million items. The number of customers is the cumulative number of unique customers (excluding repeat customers) since the inception of

Back to Contents

lastminute.com and the cumulative number of Degriftour, Travelselect.com, the Destination Group and Travelprice.com unique customers (excluding repeat customers) since their respective acquisition dates. Customers are defined as individuals who have purchased goods and services over our distribution platforms. An item sold is an individually priced product purchased by a customer. Our registered subscribers do not pay to register for our services.

The lastminute.com Solution

     In developing the concept of leveraging the power of the Internet to match supply and demand at the last minute, we believe that we have created an exciting opportunity for both suppliers and consumers. We have established a means to offer suppliers a viable alternative distribution channel that does not threaten their core businesses and at the same time offer customers access to a wide range of last minute products from a large number of unrelated suppliers and databases at attractive prices which are often lower than the lowest available fare for bookings made off-line. Since September 2001 we have been able to deepen our relationship with suppliers who benefit from lastminute.com’s scale, brand, geographic reach and technology to access customers through efficient processes. Key to customer satisfaction and competitive differentiation is that lastminute.com has strived to ensure that it has continued its commitment to deliver its products to customers on the communications device most convenient for them and the overall enhancement of its customer experience. Unlike other e-commerce companies that have copied an existing framework designed for the physical world into a digital environment, we believe that we have constructed a business model that could happen only through digital distribution and we believe that it is not currently possible for our competitors to replicate our business model off-line.

The lastminute.com Growth Strategy

     Since September 2001 we have supplemented our previous acquisition of Degriftour and consolidated our position in Europe with two major acquisitions in the United Kingdom, one in France and a strategic investment in Germany, our three core markets. We have also entered into a new joint venture in Japan. We continue to be acquisitive where the opportunity is right. A summary of our acquisitions, investment and our Japanese joint venture follows:

•	In April 2002, we acquired Travelselect.com Limited, a leading UK flights provider to consumers and travel agents. The acquisition tripled lastminute.com’s existing UK flights sales and facilitated access to a further 27 key airline relationships while deepening relationships with existing suppliers. It also provided on-line access to the Eurostar product for lastminute.com users.
•	In June 2002, we acquired The Destination Holdings Group Limited, a leading on-line travel provider of flights, own label package holidays and car hire with over 16 years experience in providing travel solutions for clients. The acquisition strengthened the lastminute.com product portfolio by providing tailor-made holiday solutions for clients for both long-haul destinations and city breaks and cemented existing relationships with key airline and hotel suppliers. The Group has continued to trade under the travel4less brand on-line, with 24 individually branded sites for each travel product or destination.
•	In JulAt the end of July 2002, we acquired Travelprice.com SA, one of the largest on-line travel and leisure providers in France and Italy. Travelprice.com offers customers on-line access to flights and package holidays in France, Italy, Spain and Belgium. The acquisition reinforces lastminute.com's position as the leading on-line travel and leisure group in Europe.
•	In June 2002, we acquired 20% of LCC24.com, the newly established on-line travel agency for Lufthansa City Center, Germany’s largest independent off-line travel agency. The relationship will strengthen the already established position of lastminute.com in Germany with off-line and in-store marketing in Lufthansa City Center’s 400 German franchised travel agencies and will provide access to four million customers in 300 major cities. Lufthansa City Center and lastminute.com will jointly source and distribute product covering both the time sensitive market and the full service travel agency, making available to both companies the advantages of scale and special purchases that Lufthansa City Center have negotiated. Part of the arrangement is that lastminute.com provides and manages the website technology for LCC24.com.
•	In June 2002, we launched the Japanese website through a joint venture in partnership with two of Japan's largest travel operators; Kinki Nippon Tourist Co. Limited and Nippon Travel Agency Co. Limited and other strategic partners, Mitsubishi Corporation/MC Capital Fund, Credit Saison Co. Limited and Japan Efund. The Japanese site is our first presence in Asia and had over 65,000 subscribers at September 30, 2002.

Back to Contents

     In addition to the acquisitions and investments we have undertaken a number of other critical initiatives to enhance our market position further:

•	Global Product Lines. The acquisitions have enabled us to introduce a new business structure based around Global Product Lines. The key categories of Flights, Hotels and Tour Operating now centrally supply products to all countries and markets and have enabled us to drive rapid growth in these areas and implement various efficiencies across the business, while respecting local customer sensitivity. Managing product supply at a global level allows us to maximise our purchasing power with suppliers, coordinate group-wide strategy and develop key categories and reduce duplication, thus producing cost savings. Our operational and technical functions can also be further focussed to support these product lines on a global basis.
•	Strengthening our Product Offering. An important factor in increasing the usefulness of the site is the continued expansion of our product range in all categories. The focus of development has been assisted by the implementation of the Global Product Lines structure. Over the last twelve months we have both deepened relationships with existing suppliers and also added key new suppliers to our offering. The enhancement of multiple relationships has been achieved via our acquisitions in Europe — Travelselect.com providing access to a further 27 key airline relationships, and access to the Eurostar product, Destination Group extending our relationships with tour operators and in the carhire category and Travelprice.com expanding our supplier reach in Europe. We are able to help suppliers with a range of options for selling product at the last minute — through the push of our email or special merchandising promotions, through our search functionality and through auctions. We believe these mechanisms allow suppliers to get the best possible yield for their products. As our position in Europe has consolidated, our supplier relationships have become more meaningful and have delivered competitive deals for customers. In every category we have built exclusive value products that drive customers on-line to make a purchase.
•	Deepening Supplier Relationships. At September 30, 2002 we had approximately 14,500 individual supplier relationships. An important element of our success has been our ability to demonstrate to our suppliers that we are able to sell their excess inventory. This year we have designed and built supplier extranets for our hotels and holidays categories; the extranets allow suppliers to upload their own products into our database thus creating back office efficiencies for lastminute.com and a more streamlined process for our suppliers. We will continue to leverage our strong track record to maintain our relationship with industry leaders across all categories and we will concentrate on deepening our relationships with key suppliers.
•	Expanding into Other Countries. The Group has continued to expand its presence outside the United Kingdom through acquisitions, strategic investments and joint ventures. We continue to focus activity and resources on the core countries of the United Kingdom, France and Germany but the Global Product Line structure has been of benefit to all countries sourcing global product and tailoring it to the specific needs of local markets. The acquisition of Travelprice.com strengthened our position in France, Italy and Spain and extended our market to Belgium. Our Australian joint venture has also commenced operations in New Zealand, extending the number of countries in which we operate to twelve. In all our markets we have developed strong management teams to ensure the development of the lastminute.com brand and vision internationally.
•	Developing New Distribution Channels. The increased use of the Internet to distribute content through alternative platforms, coupled with the rapid increase in the use of mobile devices in our core markets, presents attractive opportunities for us. We believe last minute deals and offers are an ideal application for these new channels and have targeted, and will continue to target, a number of alternative platforms to reach our customers.

     The hotels and restaurants voice extranet introduced to UK suppliers in August 2001 proved to be successful and efficiencies gained by automating booking facilities between hotel managers, restaurants and lastminute.com improved margins in these categories. These facilities were enhanced by the development of a holidays extranet. This technology was designed inhouse to enable hotel, restaurant and holiday accommodation providers to streamline customer booking confirmation and offered simpler uploading and viewing of available inventory.

     In May 2002, we announced the introduction of what we believe to be the first application of its type in the world — a voice automated hotel reservation service called “Hotels on the move”. This service allows people on the move to book certain hotels from lastminute.com’s database using their telephone. The advantage of this service is that the customer does not need to be near a computer to access lastminute.com’s hotel offers.

Back to Contents

•	Enhancing Technology. lastminute.com continues to innovate in technology. We frequently update and enhance the features of our service to further improve the customer experience of the website. This year we announced a new hosting contract with COLT Telecommunications which provided new software management and significantly enhanced hardware. This technical solution is expected to increase the reliability of accessing the lastminute.com website and boost the capacity to handle traffic by an anticipated increase of 400%; dual hosted sites also enable browsers to reach lastminute.com continuously and makes the service faster.

Also with the current exception of Travelprice.com (acquired at the end of July 2002), we have integrated our technology platforms so that all sites run on a single system, enabling us to further reduce technology spend and achieve a greater return on our investments. The integration of Travelprice.com is proceeding as planned and is on course for completion by February 28, 2003. The new technology hosting with COLT, plus the increased consumer and business adoption of broadband technology, has increased our connectivity and supplier base ensuring that customers find a more reliable service when they come to our sites in all markets.

•	Increasing Brand Recognition. Four years from inception the lastminute.com brand continues to exhibit substantial growth. The number of subscribers receiving our weekly newsletter has increased by 2.2 million over the year to total 6.4 million at September 30, 2002. We continue to maintain the brands of the companies acquired in the last year as they have independent brand collateral but actively promote the lastminute.com parent brand through links on the homepage, pop ups and special offers. lastminute.com is recognised as the clear number one on-line travel and leisure brand in Europe (Nielson NetRatings August 2002).
•	Developing the lastminute.com Site Content. We continue to develop the informational content on our website. Our content editorial team writes copy and sources third-party content for our website to give our visitors access to information about every destination, tour package, accommodation, restaurant or gift featured on our website. In addition, we have created a customer-generated content area, so that registered subscribers will be able to provide reviews of specific destinations, accommodation or events that will be available to all visitors to our website. To elicit further responses from customers we have introduced a regular customer communication forum whereby customers who book holidays, restaurants or hotels are emailed on their return date to invite feedback.
•	Further Strengthening the Management Team. Each country office continues to be managed by its own managing director and locally recruited team. In the last year we have also enhanced our management team via our acquisitions of Travelselect.com, The Destination Group and Travelprice.com. The acquisitions we have made have enabled the creation of a Global Products team for flights, hotels and tour operating which are led by experts in their respective fields. We believe that we have been and continue to be successful in hiring highly talented and motivated people.

Our Offering

     At September 30, 2002 we had secured relationships with approximately 14,500 suppliers, including individual airlines, hotels, package holiday suppliers, car rental companies, entertainment vendors and restaurants.

     Examples of our key supplier relationships include:

•	Airlines. Alitalia, Air France, British Airways,british midland bmi, Iberia, KLM, Lufthansa, Singapore Airlines, Gulf Air, Emirates, United Airlines, Virgin Atlantic Airways, American Airlines, Qantas and ANA.
•	Car Rentals. Hertz is our preferred car hire partner in Europe and Alamo in the United States.
•	Hotels. Six Continents Hotels and Resorts, Forte Hotel Group, Thistle Hotels, Golden Tulip Hotels, Kempinski Hotels and Resorts, Millennium and Copthorne Hotels, Sol Meliá Hotels and Resorts, Starwood Hotels and Resorts Worldwide, The Savoy Group, Hôtel de Crillon, Méridien, Les hotels de Paris, Sheraton, Concorde Hotels, Radisson, Accor, Aston and Steigenberger.
•	Tour Operators. Accoladia, Cosmos, Inghams, Kuoni Travel, Etapes Nouvelles-Marmara, Look Voyages, Amplitude Internationale, Thomson Travel Group, Rewe Group, Alltours, MyTravel, First Choice SHG, JMC, Libra Holidays, Mark Warner, Peltours, Virgin Holidays, Cyprair Holidays and Neilson.

Back to Contents

•	Entertainment. Really Useful Theatre Group, English National Ballet, 90 Minutes, Manchester United, Sport Abroad, London Dungeon, The Royal Albert Hall, Royal Festival Hall, Sadlers Wells, the Way Ahead Box Office, Encore Tickets, West End Theatre Bookings, Royal Opera House, Theatre Mogador, Casino de Paris, Theatre du Gymnase, Deutsche Entertainment AG and Deutsche Oper am Rhein;
•	Restaurants. Sante Group plc (Groupe Chez Gerard), Late Night London, Les Crayeres, La Côte d’Or, Jardin des Sens, Astor, Conran Restaurants, Firmdale, Maxwells, Egami, Gruppo and White Star Line (Marco Pierre White).
•	Gifts. World Flowers, Be Direct (electricals), MJM International (Ultimo Bras), British Teleflorist Service, ItsWine.com, The Ritz Hotel, West End Theatre Managers, London Zoo, Firebox.com, Hampers4gifts.com, Alexandre Zouani Technik Direkt and Lufthansa Sky Shop.

     We continue to focus on marketing the inventories of travel, entertainment and gift vendors. We chose these areas because they are ideally suited to last minute buying. We provide airlines, hotels, tour operators, event promoters, restaurants and gift suppliers with a viable channel to distribute excess inventory at short notice. With perishable inventories, suppliers face increasing pressure to sell merchandise as time passes. We target last minute demand and, where requested by the supplier and where permitted by law, protect the supplier's brand by shielding its identity until after the sale is closed and also by providing a distribution channel distinct from its own. As a result, we help suppliers manage and distribute their distressed inventories more efficiently, while consumers benefit by gaining access to good value product at the last minute. Much of the value that we create lies in the processes and automated links we have developed to communicate with our suppliers' proprietary databases.

     We have enhanced a number of our supplier relationships with the introduction of targeted advertising campaigns on the website and promotions via various means such as the email newsletter and buttons on the category homepage. These initiatives have demonstrated positive results with delivery of increased TTV and deepened relationships with suppliers.

Travel Services

     Flights. With the acquisition of Travelselect.com we have trebled our UK flights volume and accessed a further 27 key airline partners and further strengthened our relationship with existing flights suppliers. The acquisition of The Destination Group provided a new Corporate Travel department to cater for our VIP customers and corporate clients. lastminute.com has adopted the Travelselect.com flights booking engine to ensure customers receive comprehensive and competitive service. We have cultivated supplier relationships with major international scheduled airlines who service the most popular destinations for world travellers.

     Hotels. Over the last twelve months, hotels have remained a key focus for lastminute.com. We maintain relationships with quality hotels throughout the World. Our knowledge of local markets, in which we trade, allows us to furnish our customers with the most appropriate hotel for their particular tastes and budgets. With the new Hotels extranets hotels are able to upload and close out inventory in real time thus providing a reliable service for customers.

     In addition, we have entered into arrangements with individual hotels or hotel groups throughout Western Europe, North America, Central America, the Middle East and Asia. We have group supply contracts for last minute inventory with selected hotels that are members of the world's major hotel groups. We also have relationships with local hotels in the United Kingdom and also France. We have entered into relationships with several premium properties in London. Furthermore, we have sourced offers from individual small hotels and hotel groups in the United Kingdom and other European countries in which we operate.

     Package Holidays. lastminute.com’s tour operating business has been transformed during the past year with the acquisition of the Destination Group which has extensive expertise in both short and long haul breaks. The integration of our businesses has created the lastminute.com Global Tour Operating function and accelerated the delivery of “dynamic packaging”, where customers can create their own holiday by selecting from a menu of flights and hotels products.

     In addition to lastminute.com’s “dynamic packaging” offering, we continue to work with a selection of the most respected package tour operators to offer customers the most comprehensive service. The package holidays we offer include "City breaks", holidays to destinations such as Egypt, Israel and the Maldives and, via our "Skiing is Believing" web page, holidays to ski resorts. The product range of the Destination Group has extended our supplier relationships in long haul destinations.

Back to Contents

     During the year we introduced a comprehensive customer feedback system from the Holidays category, which has enabled us to monitor and improve the quality of service customers receive from lastminute.com and our suppliers. This has been a valuable tool in improving process and refining our Holidays product offering.

Lifestyle

     Within our Lifestyle category we have continued to improve the customer experience across all sections — music, sport, theatre and comedy. We are developing our market for taking limited risk on what we anticipate will be sell out shows thus ensuring that our customers still find satisfaction when purchasing premium offers at the last minute. We have established relationships with key entertainment suppliers in both the UK and France.

     We provide a wide range of entertainment options for our users including regional and international sporting events. In April 2002 lastminute.com announced a marketing partnership with Rivals, a leading UK sports website, to promote both sites’ widespread sporting offerings. The partnership brings together lastminute.com’s sports section and Rivals’ complement of established sports sites. We believe that our ability to source tickets to regional and international sporting events provides us with an opportunity to sell the other products and services we offer, such as flight reservations and hotel accommodation and we often package these together to offer convenience for our customers.

     Our Restaurants page on the UK and French websites allows our users to view table availability and make reservations at restaurants in the United Kingdom and France, receive special offers from participating restaurants and provide feedback on their dining experiences. During the past year we have targeted certain cities in the United Kingdom to extend the range of restaurant suppliers featured on the site.

     We allow users to search for available restaurants which best suit their needs based on the size of the party, the date and time of the reservation, the location and the type of cuisine. Once a user chooses a restaurant, we provide brief summary details about the restaurant, a selection of available times in order to make the reservation and the opportunity to book the reservation. We do not charge our customers to make reservations, as currently we collect fees from restaurants on bookings made through our website.

“Staying In”

      The “Staying In” section, launched in 2001, offers customers access to on-line restaurant delivery, multi-channel personalised TV listings (incorporating email reminders), 24 hour DVD delivery and a variety of retail products for the home, such as books and videos.

     We have developed the “Staying In” section to also include products sourced from other lead categories in the website such as “pampering at home” and “drinks delivery”. This cross selling ensures a more complete and straightforward customer experience and leverages our relationships with key gifts suppliers.

Gifts

     The types of gifts that are offered on lastminute.com range from gift vouchers for exciting excursions such as skydiving, food hampers and flowers. We allow gift suppliers to take advantage of our distribution channels and we provide a presence on the Internet for suppliers that do not have one. We believe that in order for us to offer a complete and convenient solution to our customers, we must add value to their shopping experience. We strive to add value by having a well-organised marketplace where we can offer quality products at attractive prices. We continue to deepen relationships with fewer gift suppliers who are able to each provide a wider breadth of gift offerings for customers.

     The experiences category was enhanced in November 2002 by our acquisition of Exhilaration Incentive Management Limited, a supplier of a range of experiences products.

     During the year we have also introduced an “Instant Gift Voucher” which means that a customer can make a gift purchase and via their confirmation email can link to a printable voucher which can be given immediately.

Back to Contents

Auctions

     Another feature of our website is our "Auctions" page. Our implementation of the auction feature underscores our recognition that the Internet is an ideal vehicle to market and distribute scarce and distinctive goods, which may be made available to us prior to becoming available to the general public.

     The products available at auction on lastminute.com are all provided by professional suppliers and include offers for a wide range of budgets. In order to place a bid in one of our auctions, the user must enter a bid for a particular item and, where the number of available items exceeds one, the quantity of the item bid for.

Unique Offerings

     In addition to those products mentioned above, we give our users the opportunity to take advantage of novel product and service offerings. We have therefore created a number of “inspirational” sections. Over the course of the year we recognise that our product offering can be channelled to complement a calendar or World event and we regularly design sections of the website to cater for customer need and inspiration during these times. The events may be annual, such as Valentine’s Day, Easter, Father’s Day and this year we implemented special sections around the “World Cup” and the Queen’s “Golden Jubilee”. Such instances further demonstrate the adaptability of lastminute.com’s business model.

International Expansion

     Since September 2001 we have continued our international expansion, primarily through acquisitions and joint ventures. Our Australian joint venture commenced operations in New Zealand and our acquisitions and new partners have allowed us to strengthen our position in existing markets and efficiently expand into new ones.

     The Japanese website was fully operational approximately four months after signing the joint venture agreement. Our joint venture travel partners, Kinki Nippon Tourist Co. Limited and Nippon Travel Agency Co. Limited, have provided booking technology and exclusive Japanese flight, package, rail and hotel supply and promotional offers. We have recruited local management in Tokyo, some seconded from our investor companies, to establish our operational structure and build our non-travel supplier relationships. We offer a wide range of last minute services in Japan including flights, package tours, hotels, restaurant bookings, gifts, activities and entertainments.

     Through our acquisition of Travelprice.com the scale of our presence has been significantly increased in France, Italy and Spain and in addition we have gained operations in Belgium. The travelprice.be office specialises in flights and package tours and we will begin sourcing Belgian hotel inventory to distribute across all our sites. The lastminute.com and Travelprice.com brands in Italy rank number one and number two respectively (source Netvalue, June 2002), allowing us to reach four times the unique users of the nearest competitor in Italy. We are in the process of consolidating operations in France and Italy to gain significant efficiencies.

     For description of TTV and turnover by geographic region refer to note 3 of notes to the financial statements.

Mobile and Interactive TV Services

     Our aim is to be able to provide consumers with access to travel and leisure booking opportunities wherever they are and on the device of their choice. We believe that the advances in devices, available bandwidth and enabling technologies, in combination with changes in consumer behaviour and advances in our product development, present attractive opportunities for us in the future.

     To date we have focused on the leading interactive television companies and mobile operators and have entered into agreements with a number of providers of such services in the UK:

     We recognise that different distribution channels will attract different customer profiles and have differing purchasing dynamics and technology characteristics. As a result, while we utilise the same database as our website, we have adapted the user interface and promotional content for use on a number of platforms. Also we are using additional software to manage the diverse specifications of each device allowing us to take advantage of our existing infrastructure to build device specific services for these platforms at low incremental cost.

Back to Contents

Our Website

     We continue to place significance on investing in technology to create competitive advantage and an enhanced customer experience on our website. We continue to believe that improved performance enhances our website's ability to attract and retain users, strengthen our identity and increase the sales of products through our website. By listening to and understanding our customers' needs we continue to apply more functionality, user tools, information and process automation to the lastminute.com experience. We anticipate that these elements will enhance the customer experience and drive the key measures and efficiencies across our businesses.

     Efficiency Gains: We have completed the design and development of extranets in the Holidays and Hotels categories. These extranets have delivered improved back office processes for lastminute.com, a more efficient interface with suppliers and a more reliable “real time” service for customers.

     We are in the process of insourcing our weekly newsletter which we anticipate will provide substantial cost savings.

     Conversion: During the year we developed new functionality to enable a new purchase system called “Fastbuy”. This allows customers to streamline the purchasing process by prompting them with their payment and delivery options with prepopulated fields on the purchase page. This information is easy to amend on a purchase-by-purchase basis. This new process means the customers can proceed straight to purchase quickly and easily.

     We have also implemented the first phase of our Dynamic Packaging product which allows customers to create their own holidays by selecting from a menu of flight and hotel options. This provides greater convenience, flexibility and choice.

     Supply: The acquisition of Travelselect.com has provided lastminute.com with a new flights engine. We believe this has improved our travel proposition by establishing a simpler, more user-friendly on-line experience within the flights engine.

     New Platforms: One of lastminute.com’s stated aims is to deliver customers with the right product at the right time on the right communications device. During the past year we have continued to invest in technology to enable us to do so.In May 2002 lastminute.com announced the launch of its European voice automated hotel reservation service. We believe this is the first application of its type in the world and allows people who are not near a PC to book selected hotels listed on lastminute.com’s website by phone. We have called this service “Hotels on the move”.

Personalisation. Last year we enabled registered customers to customise their personal homepage (“mylastminute.com”) using technology that stores personal preferences and prompts the display of products and services that are relevant to an individual’s needs and lifestyle.

     This year we have rolled out the use of the e.piphany platform. This enables us to target offers to particular customers or geographic areas to ensure that people receive information relevant to them and we regularly send over 170 targeted weekly newsletters in the United Kingdom.

     Content. We continue to maintain the quality and accuracy of product descriptions and enhance our customer experience by providing destination-related information, such as:

•	customer testimonials;
•	local listings and guides; and
•	local weather and health information.

     We endeavour to give our customers reasons to buy using our website. We believe that the one-stop lastminute.com solution adds value to their purchase and on-line shopping experience.

     In addition, the content of our website may attract new registered subscribers and increase the frequency of visits to our website by providing news, entertainment and information services.

      In evolving our website, we have emphasised ease of use, reliability and functionality that presents the most relevant offers as quickly as possible to the user.

Back to Contents

Marketing, Brand Awareness and Promotion

     Throughout the year ended September 30, 2002 we have continued to build our brand awareness and understanding via the weekly newsletter and via tactical off-line marketing.

     The lastminute.com weekly newsletter is multi-functional. It acts as a vehicle to drive sales, bring traffic to the website, provide a platform for advertising and provide an opportunity for us to communicate with our subscribers. The weekly newsletter is continually enhanced to provide a useful service for subscribers and to reflect lastminute.com’s increasing breadth of product range. The content tailoring we employ in the newsletter allows us to make the newsletter content relevant to each recipient and act as an important vehicle to help individuals find the products most suited to them.

We continue to use off-line marketing tactically and cost effectively. During the last 12 months we have undertaken a number of campaigns to promote various annual events that drive revenue. This was combined with a number of competitions and reader offers in the National, regional and trade press.

     As a result of these initiatives, combined with a substantially improved product offering, lastminute.com has received positive ratings in its European markets from independent research companies over the year.

     We maintain our marketing deals with the major UK and European high-traffic websites as well as targeted niche websites and PPC keyword searches. We also have an extensive network of affiliates, which we manage through an automated reporting platform.

Customer Support and Services

     This year we announced the completion of a contract with a third party supplier to outsource our UK data entry and a proportion of post sales customer support. We continue to have locally based customer support and service teams for our European operations that deal with all direct sales related inquiries that arise from our website, press coverage or marketing activities. Our customer support staff are multilingual and all communication concerning each local website is conducted in the relevant native language. Our customer support policy aims to ensure that customer e-mails are answered within two hours if received during working hours and overnight if received outside of working hours.

     The commercial outsourcing arrangement converts a level of fixed costs into a variable cost. The expected full year effect of this contract will be to reduce the UK cost base by an anticipated £2.0 million.

Our Registered Subscribers

     A user may register with lastminute.com either by selecting the "Register" hyperlink and electing to receive our weekly e-mails or when prompted by our transaction-processing system while making a purchase. Users of our website purchasing any of our product offerings are required to enable their web browsers to receive cookies and must be registered subscribers of lastminute.com. We ask each registered subscriber to provide us with an e-mail address and password. Although we sometimes request various personal details, including name, address, phone number, age and gender, it is possible to register during the purchasing process without providing this additional information.

Operation of Our Transaction-processing System

     We believe that one of the key elements necessary for our website to be successful is that it be easy to use. We place great importance on the features and functionality of our transaction-processing system to ensure customers have a simple booking experience. During the last 12 months we have designed and introduced a new functionality called “Fastbuy” which offers customers a “one click” purchasing process.

     Customers are also able to transact in the standard way: (1) initially the customer identifies the product or service; (2) prior to commencing the transaction process, the customer has the opportunity to acquire more information about the particular item he or she is interested in; (3) the reservation or purchase is finalised as the customer is guided through a series of web pages which request certain transaction details, given an opportunity to review the transaction details, and given the choice of either adding the product to his or her basket, removing the item from the basket or purchasing the item; and (4) if the customer chooses to purchase an item, the customer furnishes his or her credit card details, we pre-authorise the customer's

Back to Contents

credit card and the supplier charges the customer's credit card for the amount of the product or service, plus applicable taxes. In those instances where we act as cash-collector or principal in a transaction, we will charge the customer's credit card and, if applicable, remit the purchase price, less our commission, to the supplier. If applicable, the product is delivered to the customer by the delivery method specified by the customer, or we use the delivery mechanisms of our third-party suppliers.

Fulfilment Arrangements

     In the majority of transactions over our website we act as agent between supplier and customer. We do not acquire the inventory and are therefore not responsible for fulfilment. However, in some areas of the business and in certain jurisdictions, we often rely on third party service providers to help us fulfil our customers' purchases of our suppliers' products. Services for which we rely on third parties include making airline reservations and credit card verifications and confirmations. In addition, we rely on links to computerised central reservation systems of airlines, car hire companies and hotels and other databases to provide us with real-time access to information about our suppliers' products available for sale to our customers. Flight reservations made through our website are made through direct links into global distribution systems, such as Sabre, Worldspan, Gallileo and Amadeus.

     The Destination Group works with airlines, hotels and ground handlers to create tailor-made holidays for customers. While allocations may be held with these suppliers, only a very limited amount of risk is taken on inventory.

     We hold International Air Transport Association (“IATA”) licences in most countries in which we operate. IATA imposes rules and regulations on its members regarding air travel and the issuance of airline tickets. Although there is no legal requirement for a company selling airline tickets to be a member of IATA, it is unlikely that any airline would allow a non-IATA member to sell its tickets.

     In addition, each country where we operate has its own travel agent licensing requirements. In the United Kingdom the UK Civil Aviation (Air Travel Organisers Licensing) Regulations 1995 require any person advertising or selling air travel in the United Kingdom to be bonded under an Air Travel Organisers Licence (“ATOL”) granted by the Civil Aviation Authority. Each of our UK operating entities is bonded under ATOL regulations.

     The Destination Group, acquired during the year, also holds an Association of British Travels Agents (“ABTA”) licence.

     In the United Kingdom we began issuing our own airline tickets in-house during 2001 and following the acquisitions this year we are now processing the majority of tickets in-house. In addition, we have commercial agreements with other third parties in the UK which provide booking, ticketing, delivery and customer support services for package holidays. In France, we issue all airline tickets using the IATA number of Degriftour. In Germany, we entered into a commercial agreement to fulfil the reservation requests of our customers accessing the German version of our website. In certain non-core countries we use a third party IATA accredited agent to issue airline tickets on our behalf.

     For fulfilment of some hotel reservations, we entered into a commercial agreement with a third party This agreement allows our registered subscribers to make real-time, on-line reservations at over 30,000 hotels around the world. We believe this arrangement increases the depth and breadth of the hotel accommodations we can offer to our customers. At the same time, it provides us with the ability to focus our customers' attention on the hotels where they are likely to get the best value.

     For package holidays, users choosing to conduct searches for a customised package holiday will have access to a database containing last minute holiday deals from some of the premier holiday tour operators in the United Kingdom, France, Italy and Germany.

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

Back to Contents

Technology

     We believe that we have gained a competitive advantage through early investment in advanced technologies. By establishing partnerships with leading technology suppliers and strengthening the in-house development team, we are constantly increasing barriers to entry to our business. This year we announced a new hosting contract which provided new software management and significant hardware refreshment. The technical solution is expected to increase the reliability of accessing the lastminute.com website and boost the capacity to handle traffic by an anticipated 400 per cent. This development enables browsers to reach lastminute.com continuously and makes the service faster.

     Systems administrators and network managers monitor and operate our websites, network operations and transaction-processing systems. The continued uninterrupted operation of our websites and transaction-processing systems is essential to our business and our website operations staff work to make the sites as reliable as possible.

Competition

     We compete with both on-line and traditional sellers of the products and services offered on our website. The market for selling our product offerings over the Internet is new, rapidly evolving and intensely competitive. The traditional retail industry for the products and services we offer is intensely competitive.

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

     Some suppliers which have businesses that originated off-line and are focused on specific sectors such as travel, entertainment or gifts have migrated elements of their businesses to the Internet. With respect to travel suppliers, our potential competitors include:

•	Internet travel agents such as ebookers.com, Expedia and Travelocity;
•	full service travel agencies, such as Always, Flightbookers, Havas Voyages, L'tur, Nouvelles Frontières, Thomas Cook and Trailfinders;
•	consolidators of both flights and holidays that typically sell to the top travel agencies; and
•	individual airlines, such as United or American Airlines, or groups of airlines, such as Opodo and Orbitz, that may create joint websites that sell over the Internet.

     In Germany, a travel website, 5 vor 12, owns the Internet domain name "lastminute.de." In The Netherlands, TUI Group, a travel company, owns “lastminute.nl”. See "Intellectual Property."

     With respect to hotels, our competitors include travel sites that have added hotels to their offerings and certain sector specialists, such as Hotels.com, Hotels and Travel, The Hotel Guide, Travlang, the AA Hotel Guide and the Good Hotel Guide.

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

     Competition from these and other sources could have a material adverse effect on our business, results of operations and financial condition.

Back to Contents

     We believe that the principal competitive factors that we must address include:

•	a recognisable and defensible brand identity;
•	strong relationships with suppliers and access to inventory;
•	a broad geographic marketplace;
•	maintenance of a sizeable registered user base;
•	website accessibility and ease of use;
•	customer service and reliability of delivery; and;
•	technical capabilities and expertise.

Industry Trends

     We are seeing a greater penetration of personal computers being used in the home across our markets and with more people adopting broadband connections to the internet it is becoming even easier to use. This is of significant benefit to us and by examining the peaks in our website traffic we can see an increase in people using our service from the comfort of their own homes. This widespread acceptance of the Internet in Europe, coupled with additional security for on-line credit card transactions, has encouraged consumers to view booking on-line as a valuable alternative purchasing option. This is particularly applicable to travel where many of the products being bought are not physical items for example flights and holidays and consumers feel empowered to rapidly search for the best options. In addition, Suppliers have also recognised that e-commerce provides an effective yield management tool and are increasingly looking at ways they can merchandise on-line. This creates a positive context for our marketplace to thrive.

Intellectual Property

     Our intellectual property rights include trade marks and domain names associated with the name "lastminute.com" and copyright and other rights associated with our website, technology platform, software and other aspects of our business.

     We rely on a combination of trademark, copyright and confidentiality laws to establish and protect our business and proprietary rights and information. We also rely on the English law of "passing-off," which may give rise to liability for misrepresentations made by other traders that result in damage to the goodwill or reputation of our business. We have no patents. We do not own the intellectual property rights in the software underlying our technology platform, but rely on software that we license from third-party suppliers. These third-party licenses may not continue to be available to us on commercially reasonable terms. The loss of any of the technology that we rely on could require us to obtain substitute technology of lower quality or performance standards or at greater costs or may interrupt our operations. To date, we have not been notified that the technology underlying our website infringes the intellectual property rights of third parties.

     We have trademark registrations for the lastminute.com logo in the European Union. We have made applications to register the names "last minute", “Doitlastminute” and "lastminute.com" in the European Union and "last minute" and a lastminute.com logo as trademarks in Norway. We have trademark registration in the "lastmin" mark in the United Kingdom and the European Union. We have acquired trademark registrations in Belgium, France, Luxembourg and The Netherlands for a device comprising a clock face with the words "last minute" across it. In Germany and The Netherlands, third parties own trademark registrations incorporating the words "last minute."

     We have acquired trade mark registrations in the United Kingdom through our acquisition of the Destination Group in the names “The Destination Group”, “New York City Hotels4less”, “travel4less” and “travel4less.co.uk”, and through our acquisition of Globepost Limited, in the names “travelselect” and “miles away” and a community trademark in the European Union in the name “travelselect”. In addition, we have acquired trademark registrations in France, United Kingdom, Canada and with the World Intellectual Property Organisation (which covers signatories to the Madrid Union) through our acquisition of Travelprice in the names “travelprice” and “travelprice.com”. We have acquired trademark registration in the "travelprice", “roco productions”, “roco resa” and “internight” marks and associated logos in France.

Back to Contents

     We have made an application to register a lastminute.com logo as a trademark in Australia, China, Indonesia, Malaysia, Singapore and South Korea, and have made an application to register a lastminute.com logo and the name “lastminute” in Hong Kong, and have made an application to register a lastminute.com logo and the name “lastminute.com” in South Africa. We have registrations in a lastminute.com logo and the name “last minute” in Chile. We have applications in a lastminute.com logo and the name “lastminute.com”, “do something lastminute.com” and “lastminute.com in Katakana” in Japan. We have registrations in the name “lastminute.com” in Japan. No applications have been made to register “lastminute.com” trademarks in the United States or Canada. In the United States and Canada there are a number of existing trade mark registrations that include the words "last minute." In the United States there are a large number of third parties who use the words "last minute" in their names. These two factors are likely to prevent any trademark applications we may make in these jurisdictions from being granted.

Privacy Policy

     We recognise the importance of maintaining the confidentiality of registered subscriber information and complying with applicable data protection legislation. We have established a privacy policy to help us to achieve this. Our current privacy policy can be found on our website. We do not sell to any third party any registered subscriber's personal identifying information unless the registered subscriber has provided consent in accordance with relevant data protection legislation. We may also directly e-mail registered subscribers with details of future products and services if the registered subscriber has given its consent for us to do so. We may compile information provided by registered subscribers and information built from user behaviour for targeted advertising and content. For example, in the future we may, on behalf of an advertiser, send e-mail offers to all registered users who frequent a specific area of the site.

Legal Proceedings

     We are not currently involved in any material legal or arbitration proceedings. Since our inception, we have not been involved in any legal or arbitration proceedings that have had or may have a material effect on our financial position or results of operations. We are not aware of any threatened or potential legal or arbitration proceedings which could have a significant effect on our financial position.

     In February 2001 Last Minute Tour (“LMT”) issued proceedings in Milan against Last Minute Network Limited (“LMNL”) and our Italian subsidiary lastminute.com sprl for trade mark infringement of their Italian trade mark “last minute tour (word and device)”, unfair competition and seeking a declaration of non infringement in relation to LMNL registrations. Our defence was served on October 23, 2001 and it is expected that the trial will be scheduled for the middle of 2003. LMT also commenced interim proceedings against Lastminute.com sprl following the registration by lastminute.com sprl of the domain name lastminute-tour.com. Lastminute.com sprl undertook to transfer to LMT the domain name free of charge and not in future to register any domain name or trade mark in Italy which included the words “last minute” and “tour” together. In September 2001 Lastminute.com sprl filed a complaint with the Italian Antitrust Authority seeking an injunction against an advertisement published in the Italian press by LMT claiming that LMT were the only true last minute travel operator in Italy. The interim injunction sought was granted and the advertisement was withdrawn. At an interim hearing on April 24, 2002 the parties asked the Judge to grant them a term for filing evidence. The Judge gave the parties a deadline of July 20, 2002 to file a brief together with evidence and the deadline of October 19, 2002 to file a brief in response to the evidence filed by the other side. LMNL filed its brief on July 20, 2002. LMT was delayed in filing its brief but filed its brief in response in October 2002. A new hearing was fixed for October 29, 2002. During this hearing the Judge decided which witnesses should be heard and fixed the next hearing for September 19, 2004. At this hearing the final conclusions of the parties will be heard.

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

Back to Contents

Data Protection

     Because our websites provide us with the ability to collect information about our customers, we are subject to rules and regulations concerning the treatment of this information.

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

     Unless certain exemptions apply, including obtaining the unambiguous consent of the individual, personal data may not be sent out of the European Economic Area ("EEA") unless the country to which it is sent has "adequate" data protection measures. The Directive does not, however, define what standards of privacy are "adequate." While a small number of countries, including Switzerland, have been found by the European Commission to provide an adequate degree of protection, the European Commission has not yet reached conclusions about the majority of countries with which we might wish to trade. As a result there can be no assurance that the Directive, or other independent national legislation, will not adversely affect our ability to send data collected from customers in EU member states to non-EEA countries. With respect to the United States, while the United States as a whole is not considered "adequate" in terms of data protection, the European Commission and the United States have agreed certain "safe harbour" arrangements, in force since November 2000, by which US companies may agree to adhere to, which the European Commission consider to offer "adequate" protection. Subject to adherence by a US company to the "safe harbour" arrangements, transfers of data to that company in the United States are permitted.

     The Directive was required to be implemented into national laws by the fifteen EU member states by October 25, 1998, although in many member states the laws implementing the Directive are not yet in force. The UK implementing legislation, the Data Protection Act 1998, came into force on March 1, 2000. Even though the purpose of the Directive is to harmonise the various national laws on data protection in the European Union, the requirements with respect to the collection and processing of data, the rights of users and the obligations imposed on companies collecting data vary to a substantial extent from country to country and may continue to do so in the future once the Directive has been implemented by the EU member states.

     French Law no 78-17 of January 6, 1978 "relative à l'informatique, aux fichiers et aux libertés" pre-dates the Directive but imposes similar requirements regarding personal data protection, including the obligation to make a declaration to the Commission Nationale Informatique et des Libertés ("CNIL"). As required in France, we have filed the necessary declaration with CNIL prior to processing member data and have complied with the requirement to inform members of various information relating to their right of access to personal information and their right to rectify any incorrect information held by us. In France, the Directive may also affect our European business by requiring the processing of data to be subjected to a prior authorisation procedure instead of a simple declaration to the CNIL and by strengthening the investigative powers of the CNIL.

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

Back to Contents

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

      There is a further proposed directive relating to processing of personal data and the protection of privacy in the electronic communications sector (the “Electronic Communications Sector Directive”) which extends the ambit of the Telecommunications Sector Directive to private as well as public service companies. The Electronic Communications Directive is to be implemented in the member states by October 31, 2003.

     We also make use of cookies, to track demographic information and to target advertising, that may become subject to increased levels of legislation limiting or prohibiting their use. Germany has specific legislation, which prevents providers of Internet access from using cookies without the prior approval of users. The aforementioned Electronic Communications Sector Directive, as presently proposed, will require companies in the EU members states to give clear and comprehensive information about the use of cookies prior to using any website, and give the user an option to refuse such use. In France, CNIL has issued a recommendation that the use of cookies should be disclosed to users and that users should be informed of their right to oppose their use and that the misuse of cookies can give rise to criminal liability in certain circumstances. Under the Directive, cookies are likely to be considered as a means of processing data and may be regulated by the principles of the Directive if data qualifying as personal data is collected. It is also possible that cookies will be subject to increased levels of legislation limiting or prohibiting their use. Limitations on, or the elimination of, our use of cookies, or obligations on us to allow registered subscribers to object to the use of cookies could limit the effectiveness of the advertisements that are delivered on our websites.

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

     The rules governing circulation of advertising messages and information include:

•	Rules on the protection of minors (regulation of pornographic or violent messages);
•	Ban on deceitful or misleading advertising (advertising must be truthful);
•	Regulations on comparative advertising;
•	Obligation to specify that a message is an advertisement;

Back to Contents

•	Specific regulations for certain products (tobacco, alcohol, drugs, etc.);
•	Rules on sending unwanted advertising messages by e-mail (spamming);
•	Obligation to use the French language (Loi Toubon);
•	Application of the Sapin Act of January 29, 1993 on bribery prevention and transparency in economic relations and public procedures;
•	Special rules on audiovisual advertising; and
•	Press publication offences.

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

     Under French law, the registration authority for .fr domain names, the Association Françoise pour le Nommage Internet en coóperation, requires, in order to register a domain name, proof that this name is either the trade name of a company or an association, a family name, or a registered trademark. Thus, there are limited risks that a particular domain name can be registered with someone who has no right over it.

Jurisdictional Exposure

     Due to the global nature of the Internet, it is possible that, although the servers and infrastructure used to provide our services are based in the United Kingdom and France and transmission by us and our users of content over the Internet originates primarily in the United Kingdom, the governments of other countries might attempt to regulate the content contained in or transmitted using our services or prosecute us for violations of their laws. As our content is available over the Internet all around the world, these jurisdictions may claim that we are required to qualify to do business in each country or that we are required to notify governmental authorities of our activities, including those activities relating to the collection and processing of personal data, for example. Any such legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other on-line services could increase our costs or restrict the areas in which we may conduct business. In this vein, the EU Council of Ministers adopted a regulation in December 2000, which came into effect on March 1, 2002, on the jurisdiction and recognition and enforcement of judgement in civil and commercial matters.

     This is likely to mean that consumers that are party to on-line contracts will in many cases be entitled to sue in their own jurisdiction irrespective of the location of the contractual counter-party.

E-commerce and Electronic Signatures

     The laws relating to e-commerce are being reviewed, and in many cases formulated, in differing jurisdictions around the world.

     In June 2000 the EU Council of Ministers formally adopted the European Commission's proposed directive on "legal aspects of electronic commerce in the Internal Market" (the "E-Commerce Directive"). The aim of the E-Commerce Directive is to ensure the free movement of electronically provided services, including e-commerce, within the member states of the European Union. EU member states were expected to implement the directive before January 17, 2002 and the United Kingdom implemented it through the Electronic Commerce (EC Directive) Regulations 2002 which came into force on August 21, 2002. To date not all member states have implemented the regulations. Significant provisions of the draft E-Commerce Directive provide:

Back to Contents

•	that a ‘country of origin’ provision shall apply which, save for certain exceptions, should ensure that an on-line company operating within the regulatory regime of the member state within which it is established shall be deemed to be operating within the regulatory regime of the other member states;
•	that on-line companies should provide its users with certain important information (such as basic details about the company itself and information about how a contract is formed) in a clear and comprehensive way; and
•	that mere carriers of information over, or providers of access to, communications networks will not be liable for the content of that information.

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

     In the United Kingdom the Electronic Signatures Directive has been substantially implemented through the Electronic Communications Act 2000. This provides for an approval scheme for businesses and other organisations providing cryptography services and for the legal recognition of electronic signatures.

     In France, Law no. 2000-230 of March 12, 2000 implements the Electronic Signatures Directive although it has not yet received final decree so there is some uncertainty as to whether an electronic signature will in practice be treated the same as a written signature. Law no. 96-659 of July 26, 1996 and four decrets passed in 1996 otherwise strictly regulate cryptology in France. A declaration to Service Central de la Securité des Systèmes d'Information ("SCSSI") is required for encryption devices using a key between 40 and 128 bits and prior authorisation is required for devices using a key exceeding 128 bits.

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

     In July 1999, the European Commission issued a revised proposal for a directive on distance marketing of consumer financial services. If implemented, it would require legislation to be passed by EU member states imposing consumer protection measures upon financial services product providers and their intermediaries. These would apply to the extent they market such products (including mortgages and other loans of credit and insurance) exclusively by means of an organised distance sales scheme, including by Internet and e-mail. Until these directives and other national measures are implemented in the United Kingdom and other relevant jurisdictions, our activities in the field of electronic commerce will be subject to a large number of uncertainties within Europe and elsewhere.

     As part of our expansion into distribution channels other than the Internet, we will be acting as a content provider to third-party interactive television provider Sky, wireless access protocol providers T-Motion, Vizzavi, O2 and Orange. We will not be required to

Back to Contents

obtain any additional regulatory licenses for this content provision as the relevant third-party providers will provide services under their relevant licenses pursuant to the Broadcasting Acts 1990 and 1996, Telecommunications Act 1984 and the Wireless Telegraphy Acts 1949-1967, as applicable.

Organisational Structure

     Following a number of acquisitions during the year to September 30, 2002, the lastminute.com group has changed significantly. lastminute.com plc is the parent company of the lastminute.com group. The Group now has operating subsidiaries or joint ventures within 11 countries and the number of companies in which the Group has an investment has increased during 2002 due to the acquisition of Travelselect.com, Destination Group and Travelprice.com.

     Our investments in significant subsidiaries and joint ventures are as follows:

Name of Company	Country of registration or incorporation	Principal activity	Ordinary Shares held

Last Minute Network Limited (1)	England and Wales	Marketer	100%
Urbanbite Limited (1)	England and Wales	Marketer	100%
The Destination Holdings Group Limited (1)	England and Wales	Holding Company	100%
The Destination Group Limited	England and Wales	Marketer	100%
Globepost Limited	England and Wales	Marketer	100%
Travelselect.com Limited (1)	England and Wales	Holding Company	100%
Lastminute.com GmbH	Germany	Marketer	100%
Last Minute Network S.A.R.L	France	Marketer	99%
Travelprice SAS	France	Marketer	100%
Travelprice.com SA (1)	France	Marketer	100%
Voyages Sur Mesures S.A.	France	Marketer	100%
Lastminute.com BV	The Netherlands	Marketer	100%
Lastminute.com s.r.l	Italy	Marketer	99%
Travelprice Italia s.r.l.	Italy	Marketer	100%
Travelprice Spain S.L.	Spain	Marketer	100%
Travelprice Belgium S.A.	Belgium	Marketer	100%

Investments in associates
LCC24 AG	Germany	Marketer	20.0%

Investments in joint ventures
lastminute.com (Australia) Pty Limited	Australia	Marketer	25.1%
Lastminute Network S.L	Spain	Marketer	30.0%
Lastminute.com (Pty) Limited	South Africa	Marketer	25.1%
Lastminute.com Japan Limited	Japan	Marketer	32.9%

(1)	directly held by lastminute.com plc

Back to Contents

Property, Plants and Equipment

Facilities

     We have leased offices within each country of operation with the exception of our joint ventures. In addition to these operating offices, we have a freehold property at 324 and 324A Kennington Park Road, London which is currently unoccupied and awaiting sale. All our offices are used solely for the purposes of the operation and administration of our businesses, although certain of our hardware for our hosted servers are maintained at locations of our suppliers.

     Our principal offices are located at 4 Buckingham Gate, London SW1E 6JP, United Kingdom; these offices are leased. We also lease office space at:

•	14 Greville Street, London EC1N 8SB, United Kingdom
•	12, avenue des Beguines, 95800 Cergy Saint Christophe, France
•	54/56 boulevard Victor Hugo, 93585 Saint-Ouen, France
•	66 Avenue des Champs Elysees, 75008 Paris, France
•	Kirchenstrasse 68, 81675 Munich, Germany
•	Via Copernico 30a 20124 Milan, Italy
•	Via Benedetto Marcello 4, 20124, Milan, Italy
•	Gran Via 86, 28013, Madrid, Spain
•	510 Kroonlaan, 1050 Brussels, Belgium; and
•	Westeinde 14, 1017 ZP, Amsterdam, The Netherlands

     For further information on our operating lease commitments please refer to note 21 of notes to the financial statements.

Back to Contents

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

Overview

     During the year ended September 30, 2002 we increased our UK offering through the acquisitions of Travelselect.com and the Destination Group, increased our non-UK offering through the acquisition of Travelprice.com, which operates in France, Italy, Spain and Belgium and we launched operations in Japan. We are continuing our strategy of focusing on the core markets of the United Kingdom, France and Germany, whilst at the same time growing non-core satellite markets.

Definitions

     Key factors in understanding the results of the Group’s operations are total transaction value (TTV), turnover and gross margin, and the relationships among these variables. The following definitions apply:

     Total Transaction Value (TTV)

     TTV, which is stated net of value added tax and associated taxes, does not represent the Group’s turnover. In the majority of transactions, where the Group acts as agent or cash collector, TTV represents the price at which goods or services have been sold across the Group’s various platforms. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of goods or services provided. In such cases TTV represents the flat fee commission earned. In the small number of cases where the Group acts as principal, TTV represents the price at which goods or services have been sold across the Group’s various platforms.

     Turnover

     Turnover consists of commissions earned on products and services sold, including airline tickets, hotel room reservations, package holidays, tickets to entertainment events, restaurant reservations and gifts, as well as the value of the transactions in the limited instances where we acted as principal, mainly in connection with sales of some entertainment tickets.

     In the majority of cases, we do not take ownership of the products being sold and act as agent, receiving a commission from the supplier of the products being sold while assuming no inventory risk. In these cases, turnover represents commission earned, less amounts due or paid on any commission shared. In a limited number of cases, we act as principal, and purchase the products for resale. Where we act as principal, turnover represents the price at which the products are sold across the website. Additional revenue streams, for example sponsorship and advertising, also contribute to turnover.

     When we act on an agency basis, we do not receive payment for the sale, but are paid a direct commission from the supplier. We verify that the credit card being used by the customer is valid, but the supplier authorises the purchase and pays the transaction fee on the credit card. The cash-collector sales model is similar to a consignment framework. Although we collect payment for the sale of merchandise or vouchers, we do not carry any inventory risk. When we act on a cash-collector basis, we authorise the purchase and pay transaction fees on the credit card; however, we may also benefit from a higher commission from the supplier. In limited instances, usually with respect to entertainment tickets, we act as principal, where we take inventory risk and recognise as turnover the entire value of the transaction. Whether we act as agent, cash-collector or principal, turnover is recognised once charges to the customer's credit card have been made or payment is received, except in the case of travel, where turnover is recognised at the date of departure.

     We generally earn industry standard commissions on most of the products we offer on our website, which vary by industry segment. However, from time to time for strategic reasons, we have entered into, and may in the future enter into, arrangements with our suppliers to accept commissions that are lower than industry standards, which may have an adverse effect on our turnover.

Back to Contents

     Cost of Sales

     Cost of sales principally represents the cost of entertainment tickets purchased in transactions where we act as principal.

     Gross Profit and Gross Margin

     Gross profit is turnover less cost of sales. Gross margin is defined as gross profit as a percentage of total transaction value.

Critical Accounting Policies and Estimates

     lastminute.com’s operating and financial review and prospects are based upon lastminute.com’s consolidated financial statements, which have been prepared in accordance with UK GAAP. The preparation of these financial statements requires lastminute.com to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, lastminute.com evaluates its estimates, including those related to intangible assets. lastminute.com bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Goodwill

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

Capitalisation of Software

     Costs incurred in developing software for internal use, which have measurable economic viability, are capitalised when the software reaches the application development stage and are amortised over two years. Costs incurred in developing and enhancing the website are capitalised as incurred if the measurable economic viability of the expenditure can be determined and are amortised over two years.

     Future adverse changes in technology or customer spending patters could result in an inability to recover the carrying value of capitalised software costs, thereby requiring an impairment charge in the future.

Impact of Currency Fluctuations

     The Company’s functional currency and that of our UK subsidiaries is pounds sterling. The functional currency of our French, German, Italian, Dutch, Spanish and Belgian subsidiaries is the euro. Approximately 99% of our turnover and operating expenses are denominated in either pounds sterling or euro. However, we also have established websites in Sweden and through joint venture agreements in Australia, South Africa and Japan and we are exploring the possibilities of expanding into other geographical regions. In connection with our international growth, we anticipate that turnover derived from the non-UK versions of our website will be generally denominated in the currency associated with the country or region targeted by the relevant version. Likewise, we expect a significant portion of our operating expenses relating to our operations outside the United Kingdom to be denominated in euro.

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

     As a result of the significant investment in our French and other euro zone subsidiaries, the Group’s balance sheet could be significantly affected by movements in the euro/sterling exchange rate. The Group has not sought to hedge against this structural currency risk due to the relatively stable nature of the relationship between the two currencies. See note 23 of notes to the financial statements.

Back to Contents

Acquisitions

     During the year ended September 30, 2002, the Group made three acquisitions. Travelselect.com Limited, The Destination Group and Travelprice.com, were acquired in April, June, and at the end of July 2002 respectively. The results of operations of these acquisitions have been included in the Group’s financial statements from the respective acquisition dates. In addition during the year the Group made an investment in LCC24.com and established a joint venture in Japan.

Operating Results

	2000	% Change	2001	% Change	2002

	(£ thousands, except percentages)
Total transaction value (TTV)	34,189	263%	124,210	98%	245,971
Group turnover	3,740	391%	18,369	90%	34,890
Cost of sales	401	191%	1,165	40%	1,626

Gross profit	3,339	415%	17,204	93%	33,264

Gross margin	9.8%		13.9%		13.5%

Operating costs before depreciation and goodwill amortisation	41,473	23%	50,794	(20)%	40,590
Depreciation	1,317	564%	8,744	12%	9,781
Goodwill amortisation	—		14,660	27%	18,666

Total operating costs	42,790		74,198		69,037

Group operating loss	(39,451)		(56,994)		(35,773)

Share of operating loss in joint ventures	(75)		(196)		(413)
Share of operating loss in associate	—		—		(4)
Amortisation of goodwill in associate	—		—		(148)

Total operating loss	(39,526)		(57,190)		(36,338)
Exceptional cost of a fundamental reorganisation	—		—		(3,094)
Interest receivable	3,777		3,480		1,419
Interest payable and similar charges	(41)		(36)		(62)
Tax on loss on ordinary activities	—		158		(6)

Loss for the financial year	(35,790)		(53,588)		(38,081)

Year ended September 30, 2002 compared with year ended September 30, 2001

     Total Transaction Value (TTV) and Turnover

     TTV of products and services sold through our website and other electronic platforms for the year ended September 30, 2002 was £246.0 million compared to £124.2 million for the year ended September 30, 2001. Turnover for the year ended September 30, 2002 was £34.9 million, compared to £18.4 million for the year ended September 30, 2001. These increases were achieved as a result of our acquisitions (which contributed £7.1 million to turnover for the year ended September 30, 2002) and our continued organic expansion, increased conversion of registered subscribers to customers as well as the expansion of products and services available to our customers.

     For the year ended September 30, 2002, 45.1% of our turnover was derived from sales outside the United Kingdom compared to 62.5% in the prior year.

     Cost of Sales

     Total cost of sales for the year ended September 30, 2002 amounted to £1.6 million, compared to £1.2 million for the year ended September 30, 2001. The increase in cost of sales was primarily due to the increased turnover. The low level of cost of sales relative to turnover continues to reflect the low level of inventory risk carried by the Group.

     Gross Profit and Gross Margin

     Gross profit for the year ended September 30, 2002 was £33.3 million, compared to £17.2 million for the ended September 30, 2001.

Back to Contents

     Gross margin has remained relatively constant at 13.5% for the ended September 30, 2002 compared to 13.9% for the year ended September 30, 2001. The trend of margins achieved during the year reflects the mix impact of the differing margins generated by the acquired businesses. The contribution from the sale of flights by Travelselect.com is generally at lower margins. However, these are offset by the stronger margins earned from the sale of packages and car hire derived from the Destination Group. We continue to be successful in securing strong contributions to margins from advertising and sponsorship revenues as well as enhancing margins through improved relationships and arrangements with suppliers brought about through scale and negotiation.

     Operating Costs before Depreciation and Amortisation

	2001	% Change	2002

	(£ thousands)		(£ thousands)
Product development	7,680	(14%)	6,616
Sales and marketing	26,860	(14%)	23,175
General and administration	15,641	(17%)	13,025
Non-cash share-based compensation	1,181		(2,485)
National insurance provision	(568)		259

	50,794		40,590

     Product Development

     Product development expenses consist of the costs associated with maintaining our technology platform, personnel costs, web hosting fees, software license fees and other expenses associated with the ongoing operations of our website and associated electronic platforms. Costs are expensed as incurred.

     Costs incurred in developing software for internal use, which have measurable economic viability, are capitalised when the software reaches the application development stage and are amortised over the expected useful life of the software, which is between two to three years. Costs incurred in developing and enhancing the website are capitalised as incurred if the measurable economic viability of the expenditure can be determined and are amortised over the expected useful life of the website, which is between two to three years. During the year, we capitalised £4.0 million of website development costs (2001: £5.3 million).

     Product development expenses for the year ended September 30, 2002, before any charges for non-cash share-based compensation and the provision for National Insurance, were £6.6 million, a decrease of 14% from £7.7 million for the year ended September 30, 2001. The reduction in total product development costs year-on-year reflects the benefit from ongoing cost control measures. The like-for-like cost reduction was significantly greater as the £6.6 million includes product development costs arising in the acquired businesses.

     Sales and Marketing

     Sales and marketing expenses include:

•	off-line advertising expenses, such as radio, newspaper and other print advertising and outdoor media;
•	on-line advertising expenses, including fees paid to maintain links from our on-line marketing partners' websites and commissions paid to our on-line marketing partners on purchases made by customers who were referred from their websites;
•	compensation for our sales and marketing personnel;
•	ticketing expenses and credit card verification and processing fees;
•	provisions for redemption of Award Minutes, a customer loyalty scheme introduced in 1999; and
•	customer service.

     We expense the cost of advertising at the time production occurs and expense the cost of communication advertising in the period in which the advertising space or airtime is used.

     Total sales and marketing expenses for the year ended September 30, 2002, before any charges for non-cash share-based compensation and the provision for National Insurance, were £23.2 million, a decrease of 14% from £26.9 million for the year ended

Back to Contents

September 30, 2001. This decrease was significant as it was achieved despite the additional costs arising from the acquired businesses as well as the growth in the scale of the business generally. The reduction in sales and marketing costs year-on-year has been delivered through the use of more efficient marketing techniques, such as viral campaigns and further on-line activities. As a proportion of TTV, sales and marketing costs have fallen from 21.6% to 9.4% as we continue to leverage our largely fixed cost base across a wider income stream. We anticipate further efficiency gains will flow from our decision, announced in September 2002, to outsource UK data entry and a proportion of post sales customer support.

     General and Administration

     General and administration costs consist primarily of compensation for financial, human resources and administrative personnel, fees for outside professionals, telecommunications and other overhead costs, including occupancy expense. General and administration costs for the current year, before any charges for non-cash share-based compensation and the provision for National Insurance, decreased to £13.0 million for the year ending September 30, 2002 from £15.6 million for the year ending September 30, 2001, falling as a percentage of TTV from 12.6% to 5.3%. Efficiency improvements are beginning to be derived from the new Oracle financial reporting system which was implemented in three countries shortly before the financial year end. The roll-out of this software to the rest of the Group is scheduled to be completed during the course of the new financial year and will provide benefits through further operational efficiencies, consistent systems as well as enhanced financial reporting.

     Non-cash Share-based Compensation

     Non-cash share-based compensation is based on the difference between the exercise price of share options granted under the Group’s share option schemes and the market value of the underlying ordinary shares at the date of grant. A non-cash credit of £2.5 million was recorded for the year ended September 30, 2002, compared to a charge of £1.2 million for the year ended September 30, 2001. When an employee leaves before exercising their options, the expense recognised in respect of these options is reversed, resulting in a credit to the profit and loss account for that period.

     National Insurance Provision

     The Group provides for National Insurance contributions on options granted to UK employees under its share option schemes and the provision is directly linked to the Company’s share price. A charge of £0.3 million for National Insurance contributions in relation to share-based compensation was recorded during the year ended September 30, 2002, compared to a credit for the year ended September 30, 2001 of £0.6 million, due to an increase in the Company’s share price at September 30, 2002 compared to September 30, 2001.

     Depreciation

     The depreciation charge relates to the depreciation of computer systems, equipment and computer software. Depreciation amounted to £9.8 million for the year ended September 30, 2002 compared to £8.7 million for the year ended September 30, 2001. Charges have increased by 12% during the year, reflecting the depreciation of the ongoing investments in the technical infrastructure and the inclusion of depreciation from the acquired entities.

     Goodwill Amortisation

     For the year ended September 30, 2002, goodwill amortisation totalled £18.7 million compared to £14.7 million for the year ended September 30, 2001. The increase reflects the amortisation of goodwill relating to the acquisitions of Travelselect.com, The Destination Group and Travelprice.com. Goodwill is being amortised over four years from the respective dates of acquisition.

     Exceptional cost of a fundamental reorganisation

     For the year ended September 30, 2002, exceptional costs totalled £3.1 million compared to £nil for the year ended September 30, 2001. Following the acquisition of the Travelprice.com Group, the nature and focus of our combined operations in France and Italy are being fundamentally restructured, including moving to a single technology platform, the introduction of a more efficient management structure and restructuring our call centre and operating locations. The costs relate principally to redundancy and surplus property costs.

Back to Contents

     Interest Receivable

     Interest receivable consists primarily of interest income on cash held. Interest income decreased by 59% to £1.4 million for the year ended September 31, 2002 from £3.5 million for the year ended September 30, 2001. Interest income decreased due to a reduction in the average cash balance held.

     Tax on Loss on Ordinary Activities

     As a result of the loss for the years ended September 30, 2002 and 2001, no UK corporation tax charge arose. An overseas corporation tax charge of £6,000 arose in the year ended September 30, 2002 (2001: credit £158,000). At September 30, 2002 the Group has estimated tax losses of £98.4 million (2001: £59.7 million) available to carry forward without expiry and to offset against future trading profits.

     Loss for the Financial Year

     The loss on ordinary activities for the year ended September 30, 2002 was £38.1 million compared to a loss of £53.6 million for year ended September 30, 2001. The loss for the year includes a share of the operating losses from the joint ventures operated in Australia, South Africa, Spain and, from June 2002, Japan.

     Loss per Share

     The Group’s loss per share for the year ended September 30, 2002 is (20.15)p per share, or (100.75)p per ADS compared to a loss of (31.50)p per share or (157.50)p per ADS, in the year ended September 30, 2001.

Year ended September 30, 2001 compared with year ended September 30, 2000

     Total Transaction Value (TTV) and Turnover

     TTV of products and services sold through our website and other electronic platforms for the year ended September 30, 2001 was £124.2 million compared to £34.2 million for the year ended September 30, 2000. Turnover for the year ended September 30, 2001 was £18.4 million, compared to £3.7 million for the year ended September 30, 2000. These increases were achieved as a result of our international expansion, increased conversion of registered subscribers to customers, increased average spend per item sold as well as the expansion of products and services available to our customers.

     For the year ended September 30, 2001, 62.5% of our turnover was derived from sales outside the United Kingdom compared to 17.5% in the prior year, predominantly as a result of the acquisition of the Degriftour Group and the increased investment in overseas operations.

     Cost of Sales

     Total cost of sales for the year ended September 30, 2001 amounted to £1.2 million, compared to £0.4 million for the year ended September 30, 2000. The increase in cost of sales was primarily due to the increased number of entertainment tickets purchased by us as principal for resale. The low level of cost of sales relative to TTV and turnover continues to reflect the low level of risk inventory carried by the Group.

     Gross Profit and Gross Margin

     Gross profit for the year ended September 30, 2001 was £17.2 million, compared to £3.3 million for the ended September 30, 2000.

     Gross margin has grown from 9.8% for the ended September 30, 2000 to 13.9% for the year ended September 30, 2001. This increase not only reflects the success in raising our advertising and sponsorship revenues but also demonstrated the benefits accruing from the improved relationships and arrangements with suppliers brought about through scale and negotiation.

Back to Contents

     Operating Costs before Depreciation and Amortisation

	2000	% Change	2001

	(£ thousands)		(£ thousands)
Product development	8,551	(10%)	7,680
Sales and marketing	19,076	41%	26,860
General and administration	9,176	70%	15,641
Non-cash share-based compensation	4,582	(74%)	1,181
National insurance provision	88		(568)

	41,473		50,794

     Product Development

     Product development expenses for the year ended September 30, 2001, before any charges for non-cash share-based compensation and the provision for National Insurance, were £7.7 million, a decrease of 10% from £8.6 million for the year ended September 30, 2000. This reduction reflects the commitment to continue to reduce costs as we move forward towards profitability. The decrease represents the Group’s shift in focus from the establishment of our website platform (which was completed in October 2000) to ongoing maintenance of that and other technology platforms.

     During the year, we capitalised £5.3 million of website development costs (2000: £6.5 million).

     Sales and Marketing

     Total sales and marketing expenses for the year ended September 30, 2001, before any charges for non-cash share-based compensation and the provision for National Insurance, were £26.9 million, an increase of 41% from £19.1 million for the year ended September 30, 2000. This reflected the increased scale of the business during the year. However, sales and marketing expenses fell as a proportion of TTV from 55.8% in 2000 to 21.6% in 2001 as we leveraged our fixed cost base across a wider income stream.

     General and Administration

     General and administration costs for the current year, before any charges for non-cash share-based compensation and the provision for National Insurance, increased due to the increased scale of business to £15.6 million for the year ending September 30, 2001 from £9.2 million for the year ending September 30, 2000, falling as a percentage of TTV from 26.8% to 12.6%.

     Non-cash Share-based Compensation

     A non-cash charge of £1.2 million was recorded as an expense for the year ended September 30, 2001, compared to £4.6 million for the year ended September 30, 2000. The decrease in the charge during the year is primarily due to option lapses.

     National Insurance Provision

     A credit of £0.6 million for National Insurance contributions in relation to share-based compensation was recorded during the year ended September 30, 2001, compared to a charge for the year ended September 30, 2000 of £0.1 million, due to a fall in the Company’s share price at September 30, 2001 compared to September 30, 2000.

     Depreciation

     Depreciation amounted to £8.7 million for the year ended September 30, 2001 compared to £1.3 million for the year ended September 30, 2000. Charges have increased during the year reflecting the start of depreciation on the capital expenditure relating to our website platform, the development of which was completed in early October 2000.

     Goodwill Amortisation

     For the year ended September 30, 2001, goodwill amortisation totalled £14.7 million in relation to the acquisitions of the Degriftour Group and Urbanbite Limited (2000: nil). Goodwill is being amortised over four year periods from the respective dates of acquisition.

Back to Contents

     Interest Receivable

     Interest income decreased by 8% to £3.5 million for the year ended September 31, 2001 from £3.8 million for the year ended September 30, 2000. For the year ended September 30, 2001 interest income decreased due to lower interest rates for deposits and reduced cash balances held.

     Tax on Loss on Ordinary Activities

     As a result of the loss for the years ended September 30, 2001 and 2000, no UK corporation tax charge arose. A £158,000 overseas corporation tax credit arose in the year ended September 30, 2001 as a result of the French losses from Degriftour. At September 30, 2001 the Group has estimated tax losses of £59.7 million (2000: £31.9 million) available to carry forward without expiry and to offset against future trading profits.

     Loss for the Financial Year

     The loss on ordinary activities for the year ended September 30, 2001 was £53.6 million compared to a loss of £35.8 million for the year ended September 30, 2000. The loss for the year includes a share of the operating losses from the joint ventures operated in Australia, South Africa and, from September 1, 2001, Spain.

     Loss per Share

     The Group’s loss per share for the year ended September 30, 2001 was (31.50)p per share, or (157.50)p per ADS compared to a loss of (36.39)p per share or (181.95)p per ADS, in the year ended September 30, 2000.

Back to Contents

Liquidity and Capital Resources

     Our shares have been listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange and our ADSs have been quoted on the Nasdaq National Market since March 21, 2000. The total proceeds to us from our IPO were approximately £125.4 million, before expenses.

     During the year to September 30, 2001, the Company issued a total of 22,803,952 shares, principally as consideration for the acquisitions of Degriftour and Urbanbite.

     During the year to September 30, 2002, the Company issued a total of 62,937,621, principally as consideration and in relation to the acquisitions of Travelselect.com, the Destination Group and Travelprice.com and the investment in LCC24.com.

     At September 30, 2002 our employees and Directors had options outstanding over 19,349,662 (2001: 18,293,229) of our shares that are exercisable at a weighted average exercise price of 45.32 pence per share.

     As at September 30, 2002 the cash position of the Group stood at £49.6 million compared to £46.6 million as at September 30, 2001. The increase in cash is due to cash inflows resulting from the acquisition of subsidiary undertakings partially offset by the reduced cash outflow from operating activities. Cash is placed on deposit with AAA/AA rated credit institutions and earns competitive rates of interest. Net cash outflow from operating activities for the year ended September 30, 2002 was £2.7 million compared to £31.1 million for the year ended September 30, 2001. This reduction in cash outflow from operating activities is consistent with the increase in the scale of business during the year achieved through growth and acquisition and the increased contribution from trading.

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

     Capital expenditure for the year ended September 30, 2002 was £7.0 million compared to £8.4 million for the year ended September 30, 2001 and £12.5 million for the year ended September 30, 2000. In each of the three years capital expenditure principally related to purchase and development of computer systems and equipment.

     As of September 30, 2002 (and subsequent to this date up to January 20, 2003) the Group had no commitments for capital expenditures.

Impact of recently issued accounting standards

     FRS17, Retirement Benefits, issued in November 2000, is fully effective for accounting periods beginning on or after January 1, 2005. Certain of the disclosure requirements are effective for periods prior to the January, 2005 deadline. FRS 17 will have no impact on the Group’s financial position and results under UK GAAP.

Back to Contents

Research and Development, Patents and Licences, etc.

     No material research and development costs have been incurred by the Group other than the amounts capitalised as detailed in “Item 5 — Operating Expenses — Product Development” above.

     Please see “Item 3 — Risk Factors

     “— Rapid technological changes may render our technology obsolete or decrease the competitiveness of our services”,

     “— If either we or our third-party ticketing agents lose licence accreditations, we may experience temporary difficulty in furnishing tickets to our customers”,

     “— If we are unable to protect our intellectual property from copy or use by others, our competitors may gain access to our content and technology”; and

     “Item 4 — Information on the Company — Intellectual Property” and “Regulation”.

Trend Information

     The new financial year has started strongly and we are confident of another year of sustained and improving performance as we continue to rapidly increase our scale and presence in our targeted markets and sectors.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     The Directors of lastminute.com plc and their ages and positions are:

Name	Age	Position

Allan Leighton	49	Chairman
Brent Hoberman	34	Co-founder, Chief Executive Officer and Director
Martha Lane Fox	29	Co-founder, Group Managing Director and Director
David Howell	53	Chief Financial Officer and Director
Vimal Khosla	53	Director, Global Flights
Robert Collier	63	Vice Chairman and Non-Executive Director
Brian Collie	48	Non-Executive Director
Laurent Laffy	40	Non-Executive Director

     The senior management and officers of lastminute.com plc and their ages and positions are:

Name	Age	Position

David Kelly	39	Chief Operating Officer
Nigel Beighton	38	Chief Technology Officer
Helen Webb	37	Managing Director - UK
Denis Philipon	36	Managing Director - France
Raj Kumar	37	Head of Global Tour Operating
Tom Virden	45	Head of Global Business Development
Alfonso Castellano	38	Head of Global Hotels
Simon Watkins	38	Group Company Secretary

     Allan Leighton was appointed Chairman of the Company in October 2000. He previously served as President and Chief Executive Officer of Wal-Mart Europe. He worked at Asda Group from June 1992 to November 2000 and was Group Chief Executive from 1996 to 2000. Allan is also the Chairman of Royal Mail Group plc, British Home Stores Limited, Cannons Group and Wilson Connolly Limited, Deputy Chairman of Leeds Sporting PLC and a Non-Executive Director of BSkyB PLC, Dyson Limited and George Weston Limited.

     Brent Hoberman is the Chief Executive Officer of the Company. He was the Co-Founder of lastminute.com and has been an Executive Director of the Company since February 2000 and of Last Minute Network Limited since inception in April 1998. Previously Brent was a Senior Associate at Spectrum Strategy Consultants and held the business development responsibilities at Line One, an internet service provider owned by News International, British Telecom and United News & Media. Brent was also part of the founding team of the European auction site, QXL.

     Martha Lane Fox is Group Managing Director of the Company. She was the Co-Founder of lastminute.com and has been an Executive Director of the Company since February 2000 and of Last Minute Network Limited since inception in April 1998. From May 1997 to April 1998 she was Business Development Manager at Carlton Communications. Prior to that she was an Associate at Spectrum Strategy Consultants, where she specialised in pay television and managed teams both in the United Kingdom and Asia.

     David Howell was appointed Chief Financial Officer and an Executive Director of the Company in July 2001. Prior to this appointment he was Group Finance Director of First Choice Holidays PLC between 1997 and 2001. Previously David was Group Finance Director of Central Transport Rental Group PLC and Group Chief Executive of GN Comtext Limited, a subsidiary of GN Great Nordic. Since 1999 David has also acted as a Non-Executive Director of Nestor Healthcare Group PLC.

     Vimal Khosla is Director of Global Flights and was appointed an Executive Director of the Company in April 2002. Vimal has been in the travel industry for over 30 years and was co-founder, major shareholder and Chief Executive of Globepost Limited and Travelselect.com Limited prior to the acquisition of these companies by lastminute.com in April 2002.

     Robert Collier has been Vice Chairman and a Non-Executive Director of the Company since February 2000, and was previously a Director of Last Minute Network Limited from October 1998. He previously served as a Vice-Chairman of Saison Overseas BV, the former parent company of Intercontinental Hotels Group, after serving as Joint Managing Director of Intercontinental Hotels Group from 1994 to 1997. He is Non-Executive Chairman of both Bristol Golf Club Ltd and Myhotels Limited, and is also a Non-Executive Director of Green Globe Limited, London Wasps Holdings PLC, Daniel Thwaites PLC and Pegasus Solutions Inc.

Back to Contents

     Laurent Laffy has been a Non-Executive Director of the Company since February 2000, and was previously a Director of Last Minute Network Limited from June 1998, serving as Chairman from June 1998 to November 1998. He is a Partner of Arts Alliance Advisors, which acts as an investment advisor to Cheetah International Investment Limited. Laurent currently serves on the boards of Asserta Holdings Limited, Chateau-Online SA, Kiala SA, PrePay Technologies Limited, Servista.com Limited, Venture Capital Report Limited, Liberty TV.com and SmartJog SA.

     Brian Collie has been a Non-Executive Director of the Company since February 2000. He has been Group Retail Director and an Executive Director of BAA plc since 1997, responsible for all commercial income at BAA’s airports globally, and was responsible for establishing World Duty Free, the international duty free subsidiary of BAA; he was previously Retail Director at Gatwick Airport. Brian is Chairman of World Duty Free plc.

     David Kelly has been Chief Operating Officer since 2001. David joined lastminute.com as Head of UK Operations in February 2000. From February 1999 until joining lastminute.com, David was the Director of Customer Service for Amazon.co.uk. From 1995 until he assumed his position with Amazon.co.uk, David was a strategy and marketing professor at City University Business School in London. David obtained his BA (Hons) from Leicester University in 1986, his MBA (Distinction) from City University Business School in London in 1995 and his PhD from City University Business School in London in 1999.

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

     Helen Webb has been UK Managing Director since September 2000. Helen joined lastminute.com as Head of UK Supply in March 2000. Prior to that she worked in the travel industry, most recently as Director of Marketing and Service Delivery for Magic Travel Group (part of Granada Plc, and subsequently Thomson Tour Operations). Helen’s previous experience also includes a variety of marketing and business development roles for Avis UK and Hertz Europe. Helen speaks fluent French and graduated from Leeds University in 1987 with a joint honours degree in French and Management Studies.

     Denis Philipon is Managing Director of the combined lastminute.com and Travelprice.com French business. Denis started his career in 1992 within the group Mars Alimentaire, where he held the positions of Sector Manager, Marketing Merchandising Manager and then Sales Director. In 1996, he joined Pepsi Co. as Regional Manager for Paris and region, became Commercial Manager and in 1999 was Development Manager. Denis graduated from European Business School.

     Raj Kumar is Head of Global Tour Operating for lastminute.com. Previously Raj was founder and Managing Director of the Destination Group Limited from 1991 until its acquisition by lastminute.com in June 2002. The Destination Group traded as a tailor-made holidays specialist, principally under the name of Travel4less.

     Tom Virden is Head of Global Business Development and has been with lastminute.com since March 1999. Prior to joining lastminute.com, Tom founded VEO in Paris in December 1997. From 1997 to 1999 Tom worked for VEO and as a consultant for Netscape Communications Inc. Previously, Tom worked for Katz Media SARL, Digidesign and Apple Computer Inc. Tom has a BA from Stanford University.

     Alfonso Castellano is Head of Global Hotels for lastminute.com. Alfonso joined lastminute.com as the Managing Director for Spain in February 2000. After lastminute.com entered into a Joint Venture Agreement with Sol Melia Hotels in Spain in 2001, he joined the UK business as acting Head of Travel and in May 2002 was appointed Head of Global Hotels. Previous experience includes the TUI Group, in its Inbound division Ultramar Express as Director of destination in the Canary Islands, Regional Manager for the Caribbean and Managing Director for Spain and the Caribbean. Alfonso holds a degree in business administration and tourism as well as an MBA and a masters degree in Tourism and Hospitality. He is fluent in English, Spanish and German.

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

Back to Contents

Compensation

Remuneration Policy for Executive Directors

     The objective of the remuneration policy is to provide a remuneration package which is competitive to attract, motivate and retain Directors and Senior management of high calibre. In setting the remuneration package for individual Executive Directors, the Remuneration Committee has:

—	taken advice from remuneration surveys and human resource professionals;
—	given due regard to the Directors' experience, responsibility, nature and complexity of their work;
—	taken into account the remuneration of individuals at other levels in the Group;
—	linked individual remuneration packages to the Group’s long-term performance through the award of share options, details of which are provided below.

Remuneration of Non-Executive Directors

     All Non-Executive Directors have letters of appointment. Allan Leighton receives reimbursement for reasonable expenses. Robert Collier received a fee of £500 per month until June 30, 2002. Robert Collier, Brian Collie and Laurent Laffy receive fees of £20,000 per annum with effect from July 1, 2002, with the recommendation that all post tax income be used to purchase shares in the Company.

Directors' and Senior Management Remuneration

     With the exception of the amounts set out in note 6 of notes in the financial statements, we do not compensate our other Directors for their services on the Board of Directors or any committee of the Board of Directors. The aggregate remuneration paid to and accrued on behalf of all our Directors and senior management as a group for the year ended September 30, 2002 was £1,531,168 (2001: £815,263), in salaries, fees, commissions and bonuses. These amounts exclude pension and related benefits, other than those required to be paid or contributed to by law but include other benefits such as life and health insurance. They do not include expenses such as business travel, professional and business association dues and expenses reimbursed. With the exception of the cash supplement paid in lieu of pension benefits, there were no pension contributions paid or accrued in respect of the Directors in the year ended September 30, 2002.

     Further information regarding the details of compensation we paid to each of our Directors for the years ended September 30, 2000, 2001 and 2002 is set out in note 6 of notes to the financial statements.

Board Practices

     The dates of appointment of the Board members are discussed within "Directors and Senior Management" above.

Employment Agreements

     Brent Hoberman and Martha Lane Fox have service agreements with the Company dated February 24, 2000, David Howell has a service agreement with Last Minute Network Limited dated June 21, 2001 and Vimal Khosla has a service agreement with Last Minute Network Limited dated April 8, 2002. The agreements may be terminated by either the Director or the respective company by giving six months notice, in the case of Brent Hoberman, Martha Lane Fox and David Howell, and by giving four months notice in the case of Vimal Khosla. With the exception of the payment of any salary and benefits and any accrued bonus for David Howell, for the six month notice period, no further compensation is payable on any termination of contract.

     In addition to basic salary, each Executive Director is entitled to a supplement of up to 14% of basic salary, which may be taken as cash or by way of a contribution to their individual pension arrangements and the following benefits: paid holiday, company sick pay, participation in our private health and life assurance schemes, and participation in our share schemes.

Back to Contents

     David Howell has entitlement to a performance based bonus, details of which are outlined below. The Committee has approved a policy which would entitle Brent Hoberman and Martha Lane Fox to performance related share options, the exercise of which would be subject to targets to be set at the date of grant. This policy was implemented on December 3, 2002 with the grant of performance options over 140,187 shares to Brent Hoberman and over 130,841 shares to Martha Lane Fox. No part of the remuneration package of Vimal Khosla is performance related and as such the Company does not fully comply with provision B.1.4 of the Combined Code. However, given his significant shareholding, and the existence of an earn-out consideration Formula based on the growth of Flights total transaction value, the Committee believes that his interests are aligned with those of other shareholders.

     The service agreements provide for, amongst other things, each of the individuals to render their services to us on a full time basis or, if we request, to one of our subsidiaries or affiliates. In addition, the employment agreements contain an express obligation of confidentiality in respect of our trade secrets and confidential information and provide that we will own any intellectual property rights created by any Director in the course of their employment. The agreements also contain restrictive covenants, which prevent the employees from competing with us and soliciting key customers and employees of ours and our group companies.

     The Non-Executive Directors have letters of appointment with us. They will be re-elected at regular intervals and at least every three years.

Corporate Governance

     The Board has the following Committees which deal with specific aspects of our affairs.

     The Executive Committee of the Board has been established during the year. The Committee consists of senior executive management and deals with the on-going management of the Group, and recommends operating policy and investment decisions in order to ensure that the long term interests of the shareholders, employees, customers and suppliers are considered.

     The Audit Committee is responsible for reviewing a wide range of matters including the quarterly results and annual financial statements before their submission to our Board and monitoring the involvement of our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards and the requirements of the UK Financial Services Authority, the Nasdaq National Market and the Securities and Exchange Commission. Robert Collier chairs the Committee and its other members are Laurent Laffy and, since August 6, 2002, Brian Collie. Linda Fayne Levinson was a member of the committee until August 6, 2002. Meetings are also attended, by invitation, by the Chief Financial Officer.

     The Remuneration Committee is responsible for developing policy on remuneration for Executive Directors and senior management, to make recommendations to the Board in respect of the framework for senior management remuneration and to determine specific remuneration packages for each of the Executive Directors. The Committee also oversees the operation of the Company’s share option schemes and approves allocations to Executive Directors and senior management. Brian Collie has chaired the committee since August 6, 2002, with Robert Collier and Laurent Laffy (since August 6, 2002) as committee members. Linda Fayne Levinson chaired the committee until August 6, 2002. The Committee does not consist entirely of Independent Non-Executive Directors and therefore the Company does not comply with provision B.2.2 of the Combined Code.

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

Employees

     As at September 30, 2002, we had 916 employees. This number relates to the total number of employees of lastminute.com plc and its subsidiaries, but excludes those of joint ventures. Of the above total number of employees, 509 were employed in the United Kingdom and 294 in France. As at September 30, 2001, we had 592 employees, of which 297 were employed in the United Kingdom and 215 in France. As at September 30, 2000, we had 612 employees, of which 299 were employed in the United Kingdom and 247 in

Back to Contents

France. Our human resources strategy is to attract, retain and reward talented, high-calibre employees focused on achieving excellent results. We believe that lastminute.com's market profile and remuneration strategy will help to achieve this aim. The involvement of employees in our financial performance is encouraged through the employee share option schemes as disclosed below.

Pensions

Employee Pension Schemes

     In the United Kingdom, we contribute to a group personal pension plan, a defined contribution plan, managed by Standard Life to provide retirement and death benefits for employees. We currently contribute up to a maximum of 14% of our employees' basic salaries to an investment account in the name of the individual employee, or pay the cash equivalent direct to the employee. Employees may contribute to the extent that Inland Revenue limits are not exceeded. All due contributions had been paid at September 30, 2002. The assets of the plan are separate from the assets of lastminute.com.

     We also contribute 1% of our employees' basic salaries to provide a package of health benefits for employees. This package consists of permanent health insurance and life assurance, insured through Royal & Sun Alliance, and private medical insurance insured through Prime Health. All due contributions had been paid at September 30, 2002.

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

     Executive Directors pension arrangements. During part of the year ended September 30, 2000, Martha Lane Fox was a member of our defined contribution pension scheme. As part of her remuneration package £500 was contributed to that scheme. She has since left the scheme. Currently, there are no pension arrangements for the Executive and Non-Executive Directors.

Employee Share Schemes

     We currently operate five employee share schemes in which all employees and Directors in the Group in the Group participate and one scheme which has been utilised to grant options to Non-Executive Directors.

     Subject to the satisfaction of any performance condition and the continuous employment of the option holder for at least six months prior to exercise, options are normally exercisable in accordance with a formula set out in the Executive Schemes. The formula allows for the gradual vesting of the options over a three-year period from the date of grant. Options, which have not been exercised, will normally lapse on the tenth anniversary of grant. Under the Sharesave Scheme employees save each month over a three year period and can use these savings to purchase shares at a price set at the time the option was granted. Options are normally exercisable for six months following the three year savings period.

     As at September 30, 2002, 19,349,662 options over our Ordinary Shares were outstanding. The details of the prices at which these options were granted are set out in note 7 of notes to the financial statements. All options were granted for no consideration.

     We expect to incur National Insurance charges relating to options granted after April 6, 1999 under the terms of the unapproved share option schemes at a rate of 11.8% on the difference between the share value at the exercise date and the grant price. We make provision for this liability over the period of performance (the period in which the employee performs the services necessary to become unconditionally entitled to the options) based on the difference between the period-end share value and the grant price.

Options on the terms of the Last Minute Network Limited 1998 Unapproved Executive Share Option Scheme

     Last Minute Network Limited entered into option agreements in respect of its Ordinary Shares on the terms of the Last Minute Network Limited 1998 Unapproved Executive Share Option Scheme, as amended. These options were transferred to options over lastminute.com shares under the same terms immediately prior to the group’s IPO in March 2000. No further options will be granted under the Scheme. The terms of the Scheme as amended are summarised below.

Back to Contents

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

     Exercise of options. Options may be exercised subject to the satisfaction of any performance condition and the continuous employment of the option holder for at least six months prior to exercise, options are normally exercisable in accordance with a formula set out in the Scheme. The formula allows for the gradual vesting of the options on a straight-line basis over a three year period. Options that have not been exercised will normally lapse on the tenth anniversary of grant.

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

Options on the terms of the Last Minute Network Limited 1999 Unapproved Executive Share Option Scheme

     The terms of this Scheme, as amended, are, in all material respects, the same as those of the 1998 Unapproved Executive Share Option Scheme, as amended. Last Minute Network Limited entered into option agreements in respect of its ordinary shares on the terms of the Scheme, as amended. These options were transferred to options over lastminute.com shares under the same terms immediately prior to the Group’s IPO in March 2000. No further options will be granted under this Scheme.

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

Back to Contents

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

     Individual limit. An employee's participation in the Scheme is limited so that, at any one time, the aggregate market value of our shares subject to outstanding options granted to him under approved executive share option schemes established by us or any associated company does not exceed £30,000.

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

Back to Contents

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

The lastminute.com plc Sharesave Scheme

     The Sharesave Scheme is approved by the Inland Revenue under the Income and Corporation Taxes Act 1988. The operation of the Scheme is supervised by the Remuneration Committee of the Board of Directors (the “Committee").

     Eligibility. All UK resident employees of the Company and participating subsidiaries (including directors who are required to work at least 25 hours a week) are eligible to participate. The Board may amend the eligibility conditions (within the limits set by the relevant legislation).

     Grant of options. Invitations to apply for options to acquire Ordinary Shares may be issued within six weeks following the announcement by the Company of its results for any period, as well as at any other time if the Board considers that there are exceptional circumstances. No invitations may be issued later than ten years after the adoption of the Scheme. Options may only be granted to employees who enter into Inland Revenue approved savings contracts, under which monthly savings are made over a period of three or five years.

     The number of ordinary shares over which an option is granted will be such that the total amount payable on its exercise will correspond to the proceeds on maturity of the related savings contract. An option will be personal to the optionholder and may not be transferred by him/her.

     Individual participation. Monthly savings by an employee under all savings contracts linked to options granted under any savings related share option scheme may not exceed the statutory maximum (currently £250).

     Acquisition price. The price per Ordinary Share payable upon the exercise of options will not be less than the higher of:

     (a) 80% of the average of the middle-market quotations of an Ordinary Share on the London Stock Exchange on four dealing days within the period of 30 days (or 42 days, if applications are scaled down) ending with the date of grant of options (or such other day or days as may be agreed with the Inland Revenue), provided that no such days may fall before the Company last announced its results for any period; and

     (b) the nominal value of an Ordinary Share (except to the extent the Board is authorised to capitalise reserves or the option relates solely to existing Ordinary Shares).

     Limit on subscription. Not more than 10% of the issued Ordinary Share capital of the Company may be subscribed on the exercise of options granted since 14 March 2000 under the Scheme or any other share option scheme adopted by the Company or issued over that period under any other type of employees’ share scheme adopted by the Company.

     A similar 5% limit applies to “executive” options i.e. those granted under the Company’s other share option schemes other than where the grants are made on any occasion either to the majority of those eligible to participate in those schemes or on a similar basis to such grants to new recruits.

     Exercise of options. Options will normally be exercisable only for six months from the third, fifth, or seventh anniversary of the commencement of the related savings contracts. Earlier exercise is permitted following cessation of employment in specified compassionate circumstances, or if an employee reaches age 60. Options will otherwise lapse on cessation of employment. Early exercise is also permitted in the event of a takeover, amalgamation, reconstruction or winding-up of the Company.

     Rights attaching to Ordinary Shares. All Ordinary Shares allotted under the Scheme will rank equally with all other Ordinary Shares of the Company for the time being in issue (except as regards any rights attaching to such shares by reference to a record date prior to the date of allotment).

     Pensionability. Benefits received under the Scheme will not be pensionable.

Back to Contents

     Variation of capital. In the event of any variation of the Company’s share capital, the Board may make such adjustments as it considers appropriate to the number of Ordinary Shares subject to options and the price payable on the exercise of options.

     Alterations. The Board may at any time alter the Scheme in any respect, subject to the prior approval of shareholders for alterations to the advantage of participants to the rules governing eligibility, the individual limit on participation, the overall limit on the issue of Ordinary Shares, the terms of options, the rights attaching to Ordinary Shares acquired on the exercise of options, the adjustment of options in the event of a variation of capital and the amendment of the Scheme. The requirement to obtain prior shareholder approval will not, however, apply to any minor alteration to benefit the administration of the Scheme, or to take account of a change in legislation, or to obtain or maintain favourable tax, exchange control, or regulatory treatment for participants or a lastminute.com group company.

Share Ownership

Directors' Interests in Shares and Share Options

     The interests of the Directors in the Ordinary Shares of the Company and share options granted by the Company as at September 30, 2000, 2001 and 2002 are set out in note 6 of notes to the financial statements.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth information with respect to the beneficial ownership of our major shareholders as at January 17, 2003, being the nearest practicable date to the filing of the annual report for the fiscal year ended September 30, 2002.

At January 17, 2003	Number of ordinary shares	%

Deutsche Bank AG	23,906,661	9.85
Cheetah International Investments Limited	17,738,065	7.31
Brent Hoberman	15,836,133	6.52
Martha Lane Fox	10,207,879	4.20
Global Retail Partners	9,371,280	3.86
AGF Private Equity	7,189,628	2.96

     The following table sets forth information with respect to the beneficial ownership of our major shareholders as at March 6, 2002, being the nearest practicable date to the filing of the annual report for the fiscal year ended September 30, 2001.

At March 6, 2002	Number of ordinary shares	%

Cheetah International Investments Limited	25,738,065	14.75
Brent Hoberman	15,836,133	9.08
The Reverse Family	15,366,000	8.81
Global Retail Partners	13,371,280	7.67
Martha Lane Fox	10,207,879	5.85

     The following table sets forth information with respect to the beneficial ownership of our major shareholders at March 21, 2001, being the nearest practicable date to the filing of the annual report for the fiscal year ended September 30, 2000.

At March 21, 2001	Number of ordinary shares	%

Cheetah International Investments Limited	25,738,065	15.1
Brent Hoberman	15,836,133	9.1
The Reverse Family	15,366,000	9.0
Global Retail Partners	13,371,280	7.9
Martha Lane Fox	10,207,879	6.0
Innovacom 3	7,595,820	4.5
BAA plc	6,082,655	3.6
Intel Corporation	5,587,710	3.3
Venture Partners Multimedia ASA	5,103,210	3.0

     On February 15, 2000, lastminute.com plc acquired Last Minute Network Limited in a share for share exchange. Holders of Last Minute Network Limited's Ordinary Shares, Preference A Shares and Preference B Shares received the equivalent number of Ordinary Shares, Preference A Shares and Preference B Shares, respectively, in lastminute.com plc.

     Our existing Ordinary Shares carry equal voting rights.

     As at January 17, 2003, we have approximately 156,000 shareholders and 16 ADR holders of record.

     So far as we are aware, we are neither directly nor indirectly owned or controlled by one or more corporations or by any government.

     We do not know of any arrangements the operation of which might result in a change in control of lastminute.com.

Transactions with Related Parties

     There have been no related party transactions entered into during the year.

Back to Contents

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     Reference is made to Item 18 for a list of all financial statements filed as part of this Annual Report.

     For information on legal proceedings, please refer to “Item 4 — Information on The Company — Legal Proceedings” above.

Significant Changes

     Please refer to “Item 5 — Operating and Financial Review and Prospects”.

Back to Contents

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

     Our shares have been listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange under the symbol "LMC" and our ADSs, each representing five shares, have been quoted on the Nasdaq National Market under the symbol "LMIN" since March 2000.

     The following table sets forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the UK Listing Authority and the reported high and low stock prices of our ADSs on the Nasdaq National Market:

	Ordinary Shares		ADS
Year ended September 30	High	Low	High	Low

	(p)	(p)	(US$)	(US$)
2000
Annual	488	123	36.00	9.00

2001
1st Quarter	140	72	10.00	5.00
2nd Quarter	88	40	6.25	2.38
3rd Quarter	61	32	4.50	2.07
4th Quarter	38	20	3.10	1.14
2002
1st Quarter	44	19	3.56	1.20
2nd Quarter	70	33	5.30	2.25
3rd Quarter	96	60	7.34	4.00
4th Quarter	102	78	8.25	5.91
Month
July 2002	102	88	8.15	6.55
August 2002	98	88	8.25	6.50
September 2002	94	78	7.25	5.91
October 2002	97	85	7.41	6.10
November 2002	117	99	9.15	7.45
December 2002	113	103	8.84	7.70
January 2003 (through to January 17, 2003)	104	99	8.11	7.80

     On January 17, 2003, the closing price on the London Stock Exchange was 99p per share.

     On January 17, 2003 the closing price on the Nasdaq National Market was $8.00 per ADS.

     As at January 17, 2003, there were 16 holders of record of ADRs and approximately 156,000 holders of shares. ADRs represented approximately 0.53% of the outstanding shares as of such date.

     Morgan Guaranty Trust Company of New York is our depositary issuing ADRs under the deposit agreement dated as of March 14, 2000 among us, Morgan Guaranty Trust Company of New York, as depositary, and the holders from time to time of ADRs.

Back to Contents

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

     The Articles of Association of lastminute.com were adopted with effect immediately prior to our IPO and contain, among others, provisions to the following effect:

Shareholder Meetings

     An annual general meeting of our shareholders must be held once each year within a period of not more than 15 months after the previous annual general meeting.

Voting Rights

     Subject to the Articles generally and to any special voting rights or restrictions attached to any class of shares, at a general meeting, every shareholder who is present in person will have one vote on a show of hands, and every shareholder who is present in person or by proxy will have one vote for every share he holds on a poll. No shareholder will, unless the Directors otherwise determine, be entitled, in respect of any of his shares, to vote either personally or by proxy at a shareholders’ meeting or to exercise any other right conferred by his shareholding in relation to shareholders’ meetings, if he owes us for any call or other sum in respect of his shares.

     There are currently no limitations, either under English law or in our Articles of Association, on the rights of non-residents of the United Kingdom to hold or vote shares. In addition, there are currently no UK foreign exchange control restrictions on the conduct of our operations or which affect the remittance of dividends on listed shareholder’s equity.

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

     No dividend will be paid other than out of our profits available for distribution under the provisions of the Companies Act 1985, the Uncertificated Securities Regulations 2001, including any modification thereof or any regulation in substitution thereof made under Section 307 of the Companies Act 1989 and for the time being in force (the “CREST regulations”), and every other statue for the time being in force concerning companies and affecting lastminute.com.

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

Back to Contents

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

Transfer of Shares

     All transfers of shares that are in certificated form may be effected in writing in any common form or in any other form acceptable to our Directors. The transfer instrument will be signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. The transferor will remain the holder of the shares until the transferee’s name is entered in our share register. All transfers of shares that are in uncertificated form may be effected by means of a relevant system.

     Our Directors may decline to recognise any transfer instrument relating to shares in certificated form unless it is (1) in respect of only one class of share and (2) registered at the transfer office, duly stamped if required, accompanied by the relevant share certificate(s) and other evidence reasonably required by our Directors to show the transferor’s right to make the transfer and, if the transfer instrument is executed by some other person on the transferor’s behalf, the authority of that person to do so.

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

Untraced Shareholders

     We will be entitled to sell shares held by untraceable shareholders at the best price reasonably obtainable as long as:

•	during the period of 12 years prior to the date of the publication of the advertisement referred to below at least three dividends in respect of the shares have become payable and no such dividend has been claimed;
•	we have, on expiry of this 12 year period, advertised in both a national newspaper and in a newspaper circulating in the area in which the last known address of the shareholder, or the address at which service of notices may be effected under the Articles is located, giving notice of our intention to sell the shares;
•	during the period of three months following the publication of the advertisements referred to above, we have not received any communication from the shareholder; and
•	notice has been given to the London Stock Exchange of our intention to make a sale of shares held by untraceable shareholders.

Back to Contents

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

     For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares:

•	in which a spouse or child or stepchild under the age of 18 is interested;
•	in which a corporate body is interested and either (1) that corporate body or its Directors generally act in accordance with that person’s directions or instructions or (2) that person controls one-third or more of the voting power of that corporate body; or
•	in which another party is interested and the person and that other party are parties to a “concert party” agreement under Section 204 of the Companies act. A concert party agreement is one that provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests in shares of a particular company acquired pursuant to a concert party agreement and any interest in the company’s shares is in fact acquired by any of the parties pursuant to the agreement. Interests defined in the Companies Act, such as those held by investment fund managers, may be disregarded for the purposes of calculating the 3% threshold, but the disclosure obligation will still apply where these interests exceed 10% or more of any class of the company’s relevant share capital and to increases or decreases of 1% or more thereafter.

     In addition, Section 212 of the Companies Act provides that a public company may, by written notice, require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company’s relevant share capital to confirm that fact or to indicate whether or not that is the case and, where a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company’s relevant share capital holds or, during the relevant time, had held an interest in shares consisting of the company’s relevant share capital, to give any further information as may be required relating to this interest in shares consisting of the company’s relevant share capital at any time during the three years immediately proceeding the date on which the notice is issued and any other interest in the shares of which he or she is aware.

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

Restrictions on Voting

     If any shareholder, or any other person with an interest in a shareholder’s shares, has been duly served with a notice under Section 212 of the Companies Act and is in default for a period of 14 days in supplying us with the information required, then, unless our Directors determine otherwise, the shareholder will not, for so long as the default continues, be entitled to attend or vote, either personally or by proxy, at a shareholders’ meeting or to exercise any other right conferred to shareholders in relation to shareholders’ meetings in respect of the shares to with the default relates (the “Default Shares”) and any other shares held by the shareholder.

     Where the Default Shares represent 0.25% or more of the issued shares of the class in question, any of our Directors or our corporate secretary may, in their absolute discretion, by notice (a “Direction Notice”) to a shareholder holding Default Shares

Back to Contents

representing 0.25% or more of the issued shares in question, direct that (1) any dividend or part of any dividend or other money that otherwise would be payable in respect of the Default Shares will be retained by us, without any liability to pay interest when the dividend in respect of the Default Shares or other money is finally paid to the shareholder, and the shareholder will not be entitled to elect to receive share instead of a dividend; and/or (2) no transfer of any of the shares held by the shareholder will be registered unless the transfer is an approved transfer as defined in our Articles or the shareholder is not himself in default in supplying the information required and the transfer is only part of the shareholder’s holding and, when presented for registration, is accompanied by a certificate by the shareholder, in a form satisfactory to our Directors, to the effect that, after due and careful enquiry, the shareholder is satisfied that none of the shares subject to the transfer is a Default Share. In the case of shares in uncertificated form, our Directors may only exercise their discretion to register a transfer if the CREST regulations permit it. Any Direction Notice will cease to have effect in relation to any shares that are transferred by a shareholder holding Default Shares representing 0.25% or more of the issued shares in question by means of an approved transfer or as described above.

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

Alteration of Share Capital

     We may occasionally, by ordinary resolution:

•	increase our capital by sums to be divided into shares of amounts the resolution will prescribe;
•	consolidate and divide all or any of our share capital into shares of a large nominal amount than our existing shares;
•	cancel any shares that, at the date of the resolution, have not been taken, or agreed to be taken, by any person and reduce our share capital by the amount of the shares so cancelled; and
•	Subdivide our shares into shares of a smaller nominal amount than is fixed by our Memorandum of Association, subject to the provisions of applicable English law, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from the subdivision, one or more of the shares may, as compared with the others, have any preferred, deferred or other special rights or be subject to any restrictions as we have power to attach to unissued or new shares.

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

Back to Contents

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

Capitalisation of Profits and Reserves

     Our Directors may, with the sanction of an ordinary resolution, capitalise any sum in our reserve accounts, including any share premium account, capital redemption reserve or other undistributable reserve, or our profit and loss account. Capitalisation of any sum in our reserve accounts will be effected by appropriating a sum to shareholders on our register at the close of business on the date of the resolution, or any other date as may be specified or determined, in proportion to their then shareholdings and applying that sum in paying up in full unissued shares or, subject to any special rights of any shares or class of shares, unissued shares of any other class, to be allotted and distributed to them as bonus shares. Our Directors may do anything considered necessary for capitalisation of any sum in our reserve accounts and have full power to make any necessary provisions for entitlements to fractional shares which arise. Our Directors may authorise any person to enter into an agreement with us on behalf of all our interested shareholders in relation to any capitalisation of any sum in our reserve accounts and incidental matters, and any agreement made under our Directors’ authority will be effective and binding on all concerned.

Board Actions and Powers

     Our Articles of Association, provide that unless otherwise determined by ordinary resolution, our Board of Directors will consist of not fewer than three nor more than 15 Directors. A Director will not be required to hold any of our shares to qualify as a Director. A Director who is not a shareholder will nevertheless be entitled to attend and speak at Shareholders’ meeting.

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

Directors’ interests in Contracts

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

Borrowing Powers

     Our Board may exercise all our powers to:

•	borrow money,
•	mortgage and/or charge all or any part of our business, property or assets and uncalled capital,
•	issue debenture and other securities, and

Back to Contents

•	give security, either outright or as collateral security, for any of our debts, liabilities or obligations or those of a third party.

     There is no requirement on our Directors, under our Articles of Association, to limit the borrowings of lastminute.com and our subsidiaries.

Remuneration and Expenses

     As provided by our Articles of Association, the ordinary remuneration of our Directors will be determined by the Directors from time to time. The ordinary remuneration of our Directors will not exceed £10 million per annum in aggregate or any higher amount as may be determined by an ordinary resolution of our shareholders. Any Director that holds an executive office, including for this purpose the office of chairman or deputy chairman, or that serves on any committee of the Directors, or that otherwise performs services that, in the opinion of the Directors, are outside the scope of ordinary duties of a Director, may be paid extra remuneration or may receive any other benefits as the Directors may determine. A Director will be paid all reasonable expenses properly incurred by him in the course of his duties including his expenses of travelling to and from Directors’ or shareholders’ meetings or otherwise in connection with the business. Our Directors have the power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to or on behalf of any person that is or has been at any time one of our Directors and, for the purpose of providing gratuities, pensions or other benefits to or on behalf of any person that is or has been at any time one of our Directors, to contribute to any scheme or fund or to pay premiums.

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

     Our Directors have the power to purchase and maintain insurance for, or for the benefit of, any persons that are or were at any time a Director or officer of any company we control or that is part of our group (a “Relevant Company”) or that are or were trustees of any pension fund or employees’ share scheme in which employees of any Relevant Company are interested. Insurance purchased and maintained by our Directors may include insurance against any liability incurred by them in respect of any act or omission, in the actual or purported exercise or discharge of their powers or duties in relation to any Relevant Company, or any pension fund or employees’ share scheme.

Material Contracts

     The only material contracts entered into during the year relate to the acquisition agreements and investment in associate, details of which are set out in Item 5.

Exchange Controls

     Other than withholding tax (see “Taxation” below), and other than as described in the next paragraph, there are currently no UK governmental laws, decrees or regulations that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of lastminute.com shares or ADSs.

     However, subject to various exceptions, it may be unlawful for us to (a) cause or permit a non-resident body corporate over which we have control to create or issue any shares or debentures, or (b) transfer to any person, or cause or permit to be transferred to any person, shares in or debentures of a non-resident body corporate over which we have control, without in either case first seeking the consent of the UK Treasury. In addition, a 1.5% charge to stamp duty or stamp duty reserve tax is generally payable upon the deposit of ordinary shares in connection with the creation of but not subsequent dealing in American Depositary Receipts. This is in lieu of the normal 0.5% stamp duty charge on all purchases of (and the normal 0.5% stamp duty reserve tax charge on all agreements to transfer) ordinary shares.

     Fluctuations in the exchange rate between the pound sterling and the US dollar will affect, among other things, the US dollar equivalent of the pound sterling price of our shares on the London Stock Exchange which is likely to affect the market price of our ADSs on the Nasdaq National Market.

Back to Contents

     There are currently no limitations, either under English law or in our articles of association, on the rights of non-residents to hold or vote. In addition, subject as described above, there are currently no UK foreign exchange control restrictions on the conduct of our operations or affecting the remittance of dividends on listed shareholders' equity.

     It is, however, the current practice of lastminute.com to send notices or other documents to all shareholders regardless of the country recorded in the register of members as part of the service to the overseas shareholder save where this would not be permissible under specific jurisdictions.

Taxation

     The following is a summary of the principal UK and US federal income tax consequences of the ownership and disposition of shares or ADSs evidenced by ADRs.

     This summary applies to you only if you are a beneficial owner of ADSs or shares and you are:

•	a citizen or resident of the United States for US federal income tax purposes,
•	a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State within the United States, or
•	otherwise subject to US federal income tax on a net income basis in respect of the shares or ADSs.

United Kingdom Tax Considerations

     This discussion summarises the material UK tax consequences of the acquisition, ownership and disposition of shares or ADSs by you if you are not resident or ordinarily resident in the United Kingdom for UK tax purposes, you are the absolute beneficial owner of the shares or ADSs you hold, and you hold those shares or ADSs as a capital asset. It does not apply to certain categories of persons such as, for example, dealers.

     You should consult your own tax advisors as to the particular tax consequences to you under UK laws and UK Inland Revenue practice of the acquisition, ownership and disposition of shares or ADSs.

Taxation of Dividends and Distributions

     Under current UK taxation legislation, no tax is required to be withheld at source from cash dividend payments by us.

United Kingdom Taxation of Capital Gains

     If you are not resident or ordinarily resident in the United Kingdom then, subject to the comments below, you will not ordinarily be liable for UK tax on capital gains realised on the disposal of a share or ADS for tax purposes unless, at the time of the disposal, you carry on a trade, profession or vocation in the United Kingdom through a branch or agency and the share or ADS you dispose of is, or has been used, held or acquired for the purposes of that trade, profession or vocation carried on by you in the United Kingdom or for the purposes of that branch or agency in the United Kingdom.

     If you are an individual and on or after March 17, 1998 have ceased to be resident or ordinarily resident for tax purposes in the United Kingdom and continue not to be resident or ordinarily resident in the United Kingdom for a period of less than five years of assessment and dispose of shares or ADSs during that period, you may also be liable on your return to the United Kingdom to UK tax on capital gains, subject to any available exemption or relief, notwithstanding that you are not resident or ordinarily resident in the United Kingdom at the time of the disposal.

Back to Contents

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

     UK stamp duty will, subject to specific exceptions, be payable on any instrument pursuant to which shares in registered form are transferred:

•	to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or
•	to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts.

     The applicable stamp duty rate will be 1.5%, rounded up to the nearest £5, of the amount or value of any consideration given for the shares or of the value of the shares where the transfer is otherwise than on sale. The latter would include transfers of shares in registered form to the custodian for deposit under the ADS deposit agreement. UK SDRT would also be payable in these circumstances, and on the issue of shares to the custodian. The applicable rate of SDRT will be 1.5% of:

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

     No stamp duty, in practice, will be payable on a transfer of an ADS, provided that the relevant instrument of transfer is not executed in or brought into the United Kingdom. An agreement to transfer an ADS will not give rise to SDRT. On a transfer of shares from the custodian to a holder of an ADS upon cancellation of the ADS, a fixed stamp duty of £5 per instrument of transfer will be payable. Any transfer for value of the underlying shares represented by ADSs or agreement to transfer these underlying shares may give rise to a liability to stamp duty or SDRT which would generally be satisfied by the transferee.

     No stamp duty and, except as described above, no SDRT will be payable on the issue of shares by lastminute.com.

     Subject to some exceptions, a transfer on sale of shares in registered form will attract ad valorem stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the amount or value of the consideration for the transfer. SDRT at a rate of 0.5% of the amount or value of the consideration may be payable on an agreement to transfer shares in registered form. If within six years of the date of the agreement an instrument transferring the shares is executed and stamped, any SDRT paid may be repaid or, if it has not been paid, the liability to pay the SDRT, but not necessarily interest and penalties, may be cancelled. SDRT is chargeable whether the agreement is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

     SDRT is generally a liability of the purchaser and stamp duty is normally paid by the purchaser.

United States Federal Income Taxation Considerations

     This discussion summarises the material US federal income tax consequences of the acquisition, ownership and disposition of shares and ADSs.

     This summary applies only to holders that will hold shares or ADSs as capital assets. This summary is based upon:

•	the current tax laws of the United States, including the Internal Revenue Code of 1986,
•	current US Internal Revenue Service practice and applicable US court decisions,

Back to Contents

•	the UK-US income tax treaty as in effect on the date of this Annual Report, and
•	in part upon representations of the depositary.

     This summary assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement and any related agreement will be performed in accordance with its respective terms.

     The following summary is of a general nature and does not address all US federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

•	investors that own, directly or indirectly, 10% or more of our voting stock,
•	banks,
•	insurance companies,
•	investors liable for the alternative minimum tax,
•	individual retirement accounts and other tax-deferred accounts,
•	tax exempt organisations,
•	dealers in securities or currencies,
•	investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes, or
•	investors whose functional currency is not the US dollar.

     The summary of US federal income tax consequences set out below is for general information only. You should consult your own tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the shares or ADSs, including your eligibility for the benefits of the UK-US income tax treaty, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

US Holders of ADSs

     For US federal income tax purposes, an owner of ADSs will be treated as the owner of the corresponding number of underlying shares held by the depositary, and references to shares in the following discussion refer also to ADSs representing the shares.

Taxation of Dividends

     We have never paid cash dividends to our shareholders and we currently do not anticipate paying dividends for the foreseeable future. If we were to pay a dividend, then, subject to the PFIC rules discussed below, you would be subject to tax on these dividends as foreign source dividend income to the extent they were paid out of our current or accumulated earnings and profits, as determined for US federal income tax purposes, and would not be eligible for the dividends received deduction allowed to corporations. Any dividends that exceeded our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. We do not currently intend to calculate our earnings and profits in accordance with US federal income tax principles.

Back to Contents

Foreign Currency Dividends

     For US federal income tax purposes, the amount of any dividend paid in pounds sterling will equal the fair market value of the pounds sterling on the date they are received by you, in the case of shares, or by the depositary, in the case of ADSs, based on the exchange rate in effect on that date. If you or the depositary convert dividends received in pounds sterling into US dollars on the day they are received, you generally will not be required to recognize foreign currency gain or loss in respect of this dividend income.

Effect of UK Tax Credit

     Under current law an individual shareholder who is resident in the United Kingdom for UK tax purposes and who receives a dividend from us is entitled to claim a tax credit in the United Kingdom against the income tax liability attributable to the dividend. Although you will not be entitled to this UK tax credit if you receive a dividend from us, under the UK-US income tax treaty you may treat an amount equal to this credit as a tax paid to the UK taxing authorities, for which you may claim a US foreign tax credit (as discussed below). Without providing further evidence of payment, you may claim a foreign tax credit for this amount by filing IRS Form 8833 with your income tax return for the relevant year.

     Subject to statutory and regulatory limitations, if you make the election on Form 8833 described above you will generally be entitled either to elect a credit against your US federal income tax liability, or take a deduction in computing your US federal taxable income, equal to the UK tax credit associated with dividends paid by us. For purposes of computing allowable foreign tax credits for US federal income tax purposes, dividends paid by us will generally be treated as "passive income" or, in the case of certain holders, “financial services income”. You should consult your tax advisor concerning the foreign tax credit implications of making the election on Form 8833 described above.

     If you are an accrual basis taxpayer, you must translate UK taxes into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividend income into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for UK taxes relative to your US federal income tax liability attributable to a dividend.

     The United States and the United Kingdom signed a new convention on July 24, 2001 (the “New Treaty”), which will only enter into force when and if the convention has completed its passage through the UK Parliament and the US Senate and has been ratified by both Governments. If the New Treaty becomes effective, the rules regarding UK tax credits and corresponding US federal income tax gross-ups will change, among others. You should consult your own tax advisor concerning the potential application of the New Treaty.

Exchange of ADSs for Shares

     You will not recognise gain or loss if you exchange ADSs for your proportionate interest in shares. Your tax basis in withdrawn shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the shares will include the holding period of the ADSs.

Taxation of Capital Gains

     Subject to the PFIC rules discussed below, upon a sale or other disposition of ADSs or shares, other than an exchange of ADSs for shares, you will generally recognise capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ADSs or shares. This capital gain or loss will be long-term capital gain or loss if your holding period in the ADSs or shares exceeds one year, and will generally be US source.

Passive Foreign Investment Company Considerations

     A foreign corporation will be a PFIC in any taxable year if:

•	at least 75% of its gross income is "passive income," or
•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

Back to Contents

     Since the market price of our shares and ADSs is likely to be highly volatile and subject to wide fluctuations, it would be difficult to determine, and we do not intend to determine, whether we will be a PFIC in any year. We may therefore be a PFIC in any year.

     If we are a PFIC in any year during which you own shares, you generally will be subject to special rules (regardless of whether we continue to be a PFIC) with respect to:

•	distributions exceeding 125% of the average annual distributions received from us in the previous three taxable years or, if shorter, your holding period for the shares,
•	any gain realised on the sale or other disposition of shares.

     Under these rules:

•	the distribution or gain will be allocated rateably over your holding period,
•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC will be taxed as ordinary income, and
•	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax applicable to you for that year and an interest charge for the deemed deferral benefit will be imposed on the resulting tax attributable to each of these other taxable years.

     If we are a PFIC, you will generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs.

     If we are a PFIC, you must make an annual return on US Internal Revenue Service Form 8621, reporting distributions received and gains realised with respect to each PFIC in which you hold a direct or indirect interest.

     You should consult your tax advisor concerning the potential application of the PFIC rules.

Backup Withholding and Information Reporting

     Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or redemption of shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 30%. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.

     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any additional information.

Back to Contents

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

     We had significant cash balances at September 30, 2002 and 2001.

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

     The outstanding financial liabilities which arose as a result of the acquisitions of Travelselect.com, the Destination Group and Travelprice.com have been recorded at their undiscounted values due to the timing of settlement. No interest was payable in relation to this liability at year end.

     We incurred a relatively small interest expense due to the financial leases that were undertaken during the year. The interest incurred on this leases is at a fixed rate, and further details have been disclosed in note 23 of notes to the financial statements.

Exchange Rate Sensitivity

     We publish our consolidated financial statements in pounds sterling, which is our functional currency. In the year ended September 30, 2002, 55% of our total revenues were recorded in pounds sterling, as compared to 37% in 2001, and substantially all the rest was in euro or European currencies that were replaced by the euro from January 1, 2002. In the future, we expect this trend to continue with a greater portion of our sales in the European countries that have adopted the euro as their currency, as well as sales from European countries such as Norway, Sweden, Switzerland and others that have not adopted the euro. Pounds sterling purchases and expenses represented approximately 66% of our cost of sales and operating expenses in the year ended September 30, 2002, as compared to 60% in the previous year. A weakening of the euro or other European currencies that are not part of the euro market against the pound sterling would reduce our reported revenues and could reduce our reported operating and net income.

     During the year the Group did not seek to hedge this foreign currency exposure apart from in the Degriftour Group, where US dollar exposures were hedged in accordance with Degriftour’s exchange rate policy as stated in note 23 of notes to the financial statements.

     As a result of the significant investment in its euro denominated subsidiaries, the Group's balance sheet could be significantly affected by movements in the euro/sterling exchange rate. The Group has not sought to hedge against this structural currency risk due to the reasonably stable nature of the relationship between the two currencies. Other operations denominated in foreign currencies giving rise to structural currency exposure are not significant to the Group. As such the Group does not hedge against these currency risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable to Annual Reports.

PART II

ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

Back to Contents

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the US Securities Exchange Act of 1934 Rule 13a-14(c)) within 90 days of the date of this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to us would be made known to them by others within the Company, particularly during the period in which this annual report on Form 20-F was being prepared.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation, nor were there any significant deficiencies or material weaknesses in such internal controls requiring corrective actions.

ITEM 16. RESERVED

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     The following audited financial statements and related schedule, together with the report thereon of Ernst and Young LLP, are filed as part of this Annual Report:

Back to Contents

ITEM 19. EXHIBITS

     The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1*	Memorandum and Articles of Association of lastminute.com plc
2.1*	Form of American Depositary Receipt
2.2*	Form of Deposit Agreement between lastminute.com plc and the Morgan Guaranty Trust Company of New York, as depositary
4.1*	Subscription and Shareholders' Agreement dated June 29, 1998
4.2*	Shareholders' Agreement dated May 21, 1999
4.3*	Subscription Disclosure Letter Agreement dated May 21, 1999
4.4*	First Supplemental Shareholders' Agreement dated June 4, 1999
4.5*	Second Supplemental Shareholders' Agreement dated November 16, 1999
4.6*	Third Supplemental Shareholders' Agreement dated February 4, 2000
4.7*	Deed of Adherence to Shareholders' Agreement dated February 15, 2000
4.8*	Share Exchange Agreement dated February 15, 2000
4.9*	Travel Agency Booking Agreement between Apollo Travel Limited and Last Minute Network Limited dated August 5, 1998
4.10*	Side letter agreement between Apollo Travel Limited and Last Minute Network Limited dated April 31, 1999 (sic)
4.11*	Lufthansa Warrant Instrument dated January 31, 2000
4.12*	Virgin Atlantic Airways Warrant Instrument dated February 14, 2000
4.13*	Acquisition Agreement dated January 26, 2000
4.14*	Service Agreement dated February 24, 2000 between Brent S. Hoberman and lastminute.com plc
4.15*	Service Agreement dated February 24, 2000 between Martha Lane Fox and lastminute.com plc
4.16*	1998 Unapproved Executive Share Option Scheme
4.17*	1999 Unapproved Executive Share Option Scheme
4.18*	2000 Unapproved Executive Share Option Scheme
4.19*	2000 Approved Executive Share Option Scheme
4.20*	2000 Non-Executive Share Option Scheme
4.21*	Acquisition Agreement dated August 11, 2000 between lastminute.com plc, lastminute S.A.R.L. and Francis Reversé, Pierre Henri Alzon, Pierre Jacques Alzon, Phillipe Merlhiot and Frédéric Battut and their respective spouses and children
4.22*	First Demand Guarantee dated October 23, 2000 between lastminute S.A.R.L., Barclays Bank plc and Francis Reversé, Pierre Henri Alzon, Pierre Jacques Alzon, Phillipe Merlhiot and Frédéric Battut and their respective spouses and children
4.23*	First Demand Guarantee dated October 19, 2000 between Banque Eurofin, lastminute.com plc, and lastminute S.A.R.L.
4.24*	First Demand Guarantee dated October 19, 2000 between Banque Eurofin, lastminute.com plc, and lastminute S.A.R.L.
4.25	Service Agreement dated June 21, 2001 between David Howell and Last Minute Network Limited
4.26	Lastminute.com plc Sharesave Scheme dated February 14, 2002
4.27	Service Agreement dated April 8, 2002 between Vimal Khosla and Last Minute Network Limited
8.1	List of Subsidiaries
10.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed as exhibits to Registration Statement on Form F-1 (Registration No. 333-11582), or the Annual Report on Form 20-F for the fiscal year ended September 30, 2001 of lastminute.com plc and incorporated herein by reference.

Back to Contents

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

lastminute.com plc

By:	/s/ David Howell
Name:	David Howell
Title:	Chief Financial Officer
Dated:	January 20, 2003

Back to Contents

CERTIFICATIONS

     I, Brent Hoberman, certify that:

     1. I have reviewed this annual report on Form 20-F of lastminute.com plc;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Date: January 20, 2003

By:	/s/ Brent Hoberman Brent Hoberman Chief Executive Officer

Back to Contents

     I, David Howell, certify that:

     1. I have reviewed this annual report on Form 20-F of lastminute.com plc;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Date: January 20, 2003

By:	/s/ David Howell David Howell Chief Financial Officer

Back to Contents

LASTMINUTE.COM PLC

REPORT OF INDEPENDENT AUDITORS

     To: The Board of Directors
     lastminute.com plc

     We have audited the accompanying consolidated balance sheets of lastminute.com plc at September 30, 2001 and 2002, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, movements in shareholders' funds and cash flows for each of the three years in the period ended September 30, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of lastminute.com plc at September 30, 2001 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 29 of Notes to the Financial Statements). Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole presents fairly in all material respects the information set forth therein.

     Ernst & Young LLP

     London, England
     November 22, 2002

Back to Contents

LASTMINUTE.COM PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended September 30,

	Notes	2000		2001		2002

		(£000, except shares and per share amounts)
TOTAL TRANSACTION VALUE (1)	3	34,189		124,210		245,971

Turnover	3
Group and share of joint ventures		3,740		18,416		35,077
Less share of joint ventures		—		(47)		(187)

Continuing operations:
- Ongoing		3,740		18,369		27,816
- Acquisitions		—		—		7,074
Group turnover		3,740		18,369		34,890
Cost of sales		401		1,165		1,626

Gross profit		3,339		17,204		33,264

Operating costs
Product development		9,951		7,800		6,081
Sales and marketing		20,711		27,207		21,932
General and administration		10,811		15,787		12,577

Operating costs before depreciation and amortisation		41,473		50,794		40,590

EBITDA (2)		(38,134)		(33,590)		(7,326)

Depreciation		1,317		8,744		9,781
Goodwill amortisation		—		14,660		18,666
Total operating costs		42,790		74,198		69,037

Operating (loss)/profit
Continuing operations:
- Ongoing		(39,451)		(56,994)		(36,843)
- Acquisitions		—		—		1,070
Group operating loss	4	(39,451)		(56,994)		(35,773)
Share of operating loss in joint ventures	16	(75)		(196)		(413)
Share of operating loss in associate	16	—		—		(4)
Amortisation of goodwill arising on the investment in an associate	16	—		—		(148)

Total operating loss: group and share of joint ventures and associate		(39,526)		(57,190)		(36,338)
Continuing operations:
- Exceptional costs of a fundamental reorganisation	5	—		—		(3,094)

Loss on ordinary activities before interest and taxation		(39,526)		(57,190)		(39,432)
Interest receivable	9	3,777		3,480		1,419
Interest payable and similar charges	10	(41)		(36)		(62)

Loss on ordinary activities before taxation		(35,790)		(53,746)		(38,075)
Tax on loss on ordinary activities	11	—		158		(6)

Loss for the financial year (3)		(35,790)		(53,588)		(38,081)

Loss per share — basic and diluted	13	(36.39	)p	(31.50	)p	(20.15	)p

Weighted average number of Ordinary Shares Outstanding		98,347,405		170,137,039		188,953,672

(1)	Total transaction value, which is stated exclusive of value added tax and associated taxes, does not represent the Company's statutory turnover and comprises amounts relating to the Group and its share of joint ventures and associate. In the majority of transactions, where the Company acts as agent or cash collector, total transaction value represents the price at which goods or services have been sold across the website. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of goods or services provided. In such cases total transaction value represents the flat fee commission earned. In the small number of cases where the Company acts as principal, total transaction value represents the price at which goods or services are offered on the website.
(2)	EBITDA consists of Group operating loss before interest, taxes, depreciation and amortisation. EBITDA is included because management believes it is a useful additional measure of performance. EBITDA should not be considered as a substitute for operating loss, net income, cash flow or other statements of operations or cash flow data computed in accordance with UK GAAP or US GAAP or as a measure of our results of operations or liquidity. The EBITDA measures presented may not be comparable to similarly titled measures used by other companies.
(3)	A summary of the differences between accounting principles generally accepted in the United Kingdom and those generally accepted in the United States applicable to the Company is set forth in note 29 of notes to the financial statements.

Back to Contents

LASTMINUTE.COM PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

		Year ended September 30,

	Notes	2000	2001	2002

		(£000)
Loss for the financial year excluding share of losses in joint ventures and associate		(35,715)	(53,392)	(37,516)
Share of joint ventures’ loss for the year	16	(75)	(196)	(413)
Share of associate’s loss for the year and amortisation of goodwill arising on acquisition of associate	16	—	—	(152)
Gain on the establishment of joint ventures	16	226	202	—
Foreign currency translation differences		22	(414)	859

Total recognised gains and losses for the year		(35,542)	(53,800)	(37,222)
Prior year adjustment (1)		—	184	—

Total gains and losses recognised		(35,542)	(53,616)	(37,222)

(1)	See note 16 of notes to the financial statements.
(2)	The statements of comprehensive income required under United States generally accepted accounting principles are set forth in note 29 of notes to the financial statements.

The notes to the financial statements are an integral part of these financial statements.

Back to Contents

LASTMINUTE.COM PLC

CONSOLIDATED BALANCE SHEETS

	Notes	2001	2002

	(£000)
Fixed assets
Intangible assets	14	43,992	81,457
Tangible assets	15	13,656	12,081
Investments - joint ventures
- gross assets		455	1,255
- gross liabilities		(78)	(396)
	16	377	859
- associate	16	—	2,232

Total investments		377	3,091

Total fixed assets		58,025	96,629

Current assets
Stocks	17	40	75
Debtors	18	11,173	16,101
Cash at bank and in hand		46,617	49,617

		57,830	65,793

Creditors: amounts falling due within one year	19	26,400	53,690

Net current assets		31,430	12,103

Total assets less current liabilities		89,455	108,732
Creditors: amounts falling due after more than one year	20	—	42
Provisions for liabilities and charges	22	543	4,114

		88,912	104,576

Capital and reserves (1)
Called up share capital		1,733	2,360
Share premium account		112,983	123,631
Shares to be issued		—	3,600
Merger reserve		61,892	99,848
Other reserves		6,384	6,439
Profit and loss account		(94,080)	(131,302)

Total equity shareholders' funds		88,912	104,576

(1)	A summary of the differences between accounting principles generally accepted in the United Kingdom and those generally accepted in the United States applicable to the Company is set forth in note 29 of notes to the financial statements.

Back to Contents

LASTMINUTE.COM PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' FUNDS

Share Capital

Last Minute Network Limited	Ordinary Shares		Preference A Shares		Preference B Shares		Total

	(No.)	(£000)	(No.)	(£000)	(No.)	(£000)	(£000)
Authorised
At October 1, 1999	200,000	2	76,000	1	35,000,000	350	353
Designation of unissued £0.01 Preference B Shares to £0.01 Ordinary Shares	200,000	2	—	—	(200,000)	(2)	—
Designation of unissued £0.01 Preference B Shares to £0.01 Preference A Shares	—	—	76,000	1	(76,000)	(1)	—
Ordinary Shares of £0.01 authorised (2)	35,547,712	355	—	—	—	—	355

At February 15, 2000 (3)	35,947,712	359	152,000	2	34,724,000	347	708

Issued
At October 1, 1999	123,342	1	76,000	1	123,948	1	3
£0.01 Ordinary Shares and £0.01 Preference B Shares	284	—	—	—	17,191	—	—
£0.01 Ordinary Shares issued in part consideration for the purchase of Last Minute S.P.R.L	32	—	—	—	—	—	—
£0.01 Preference A Shares issued for cash	—	—	4,595	—	—	—	—
£0.01 Ordinary Shares and £0.01 Preference A and B Shares issued for cash (1)	1,510	—	4,211	—	60,346	1	1
284 for 1 Bonus Issue (2)	35,547,712	355	—	—	—	—	355

At February 15, 2000 (3)	35,672,880	356	84,806	1	201,485	2	359

Back to Contents

LASTMINUTE.COM PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' FUNDS — (Continued)

Share Capital — (Continued)

lastminute.com plc	Ordinary Shares		Preference A Shares		Preference B Shares		Total

	(No.)	(£000)	(No.)	(£000)	(No.)	(£000)	(£000)
Authorised
On incorporation October 1, 1999 — Ordinary Shares of £1.00	100	—	—	—	—	—	—
Subdivision of existing £1.00 Ordinary Shares into Ordinary Shares of £0.01	9,900	—	—	—	—	—	—
Ordinary Shares of £0.01, Preference A and Preference B Shares of £2.85 authorised	113,990,000	1,140	152,000	433	34,724,000	98,964	100,537
Redesignation of Preference A and Preference B Shares of £2.85 to Ordinary Shares of £0.01	9,939,660,000	99,397	(152,000)	(433)	(34,724,000)	(98,964)	—

At February 15, 2000 and September 30, 2000, 2001 and 2002	10,053,660,000	100,537	—	—	—	—	100,537

Issued
On incorporation October 1, 1999 — Ordinary Shares of £1.00	2	—	—	—	—	—	—
Subdivision of existing £1.00 Ordinary Shares into Ordinary Shares of £0.01	198	—	—	—	—	—	—
£0.01 Ordinary Shares issued in consideration for the acquisition of Last Minute Network Limited	35,672,680	356	—	—	—	—	356
£2.85 Preference Shares issued in consideration for the acquisition of Last Minute Network Limited	—	—	84,806	242	201,485	574	816
£2.85 Preference Shares converted into £0.01 Ordinary Shares	81,592,935	816	(84,806)	(242)	(201,485)	(574)	—

At February 15, 2000 (3)	117,265,815	1,172	—	—	—	—	1,172
£0.01 Ordinary Shares issued for the Initial Public Offering (4)	33,000,000	330	—	—	—	—	330
£0.01 Ordinary Shares issued in consideration for the provision of services	66,690	1	—	—	—	—	1
Share options exercised	241,724	2	—	—	—	—	2

At September 30, 2000	150,574,229	1,505	—	—	—	—	1,505
Share options exercised	2,661,801	27	—	—	—	—	27
£0.01 Ordinary Shares issued in consideration for the acquisition of Degriftour Group	19,700,000	197	—	—	—	—	197
£0.01 Ordinary Shares issued in consideration for the acquisition of Urbanbite Limited	442,151	4	—	—	—	—	4

At September 30, 2001	173,378,181	1,733	—	—	—	—	1,733
Share options exercised	2,541,464	24	—	—	—	—	24
£0.01 Ordinary Shares issued in consideration for the acquisition of Travelselect.com	13,774,242	138	—	—	—	—	138
£0.01 Ordinary Shares placed in relation to the acquisition of Travelselect.com	1,343,143	13	—	—	—	—	13
£0.01 Ordinary Shares issued as consideration for the acquisition of Destination Group	4,835,298	48	—	—	—	—	48
£0.01 Ordinary Shares placed in relation to the acquisition of Destination Group	9,638,555	96	—	—	—	—	96
£0.01 Ordinary Shares issued in consideration for the investment in LCC24.com	2,804,136	28	—	—	—	—	28
£0.01 Ordinary Shares issued in consideration for the acquisition of Travelprice.com Group	28,000,783	280	—	—	—	—	280

At September 30, 2002	236,315,802	2,360	—	—	—	—	2,360

The notes to the financial statements are an integral part of these financial statements.

Back to Contents

LASTMINUTE.COM PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' FUNDS — (Continued)

Share Capital — (Continued)

(1)	On February 4, 2000, Last Minute Network Limited completed a private placement of 49,856 Preference B Shares with a number of its strategic partners for approximately £19.0 million. In addition, £6.2 million was raised through the issue of Ordinary Shares, Preference A Shares and Preference B Shares to existing shareholders.
(2)	On February 15, 2000, Last Minute Network Limited increased its authorised share capital to £708,000 by the creation of 35,547,712 new Ordinary Shares. On the same date, the Company effected a bonus issue of 284 Ordinary Shares for each existing Ordinary Share held by capitalising £355,000 of its share premium account. This bonus issue has been reflected in the numbers of Ordinary Shares shown above.
(3)	On February 15, 2000, following a Group reconstruction, there was a share for share exchange between lastminute.com plc and Last Minute Network Limited. This was accounted for in accordance with the principles of merger accounting.
(4)	On March 21, 2000, the Group completed its initial public offering of 33 million Ordinary Shares raising £125,400,000 before expenses.

The notes to the financial statements are an integral part of these financial statements.

Back to Contents

LASTMINUTE.COM PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' FUNDS — (Continued)

Total Shareholders' Funds

	Share capital	Share premium account	Shares to be issued	Merger reserve	Other reserves	Profit and loss account	Total shareholders' funds

	(£000)
At October 1, 1999	3	6,724	—	—	662	(4,826)	2,563
Merger adjustment (1)	—	(6,724)	—	6,724	—	—	—

At October 1, 1999 (restated)	3	—	—	6,724	662	(4,826)	2,563
Shares issued in Last Minute Network Limited	1	28,191	—	—	—	—	28,192
Bonus issue	355	(355)	—	—	—	—	—
Share conversion	813	—	—	—	—	—	813
Merger adjustment	—	(27,836)	—	27,836	—	—	—
Initial public offering	331	112,910	—	—	—	—	113,241
Loss for the year	—	—	—	—	—	(35,748)	(35,748)
Foreign currency translation differences	—	—	—	—	—	22	22
Share-based compensation	—	—	—	—	4,582	—	4,582
Shares issued on exercise of options	2	13	—	—	—	—	15
Transfers relating to options exercised	—	—	—	—	(41)	41	—
Write back of Preference A dividend	—	—	—	—	—	47	47
Consideration in relation to purchase of Degriftour Group	—	—	197	27,186	—	—	27,383

At September 30, 2000 (as previously reported)	1,505	112,923	197	61,746	5,203	(40,464)	141,110
Restatement adjustments (2)	—	—	—	—	—	184	184

At September 30, 2000 (as restated)	1,505	112,923	197	61,746	5,203	(40,280)	141,294
Loss for the year	—	—	—	—	—	(53,588)	(53,588)
Foreign currency translation differences	—	—	—	—	—	(414)	(414)
Gain arising on the establishment of joint venture	—	—	—	—	—	202	202
Consideration in relation to purchase of:
Degriftour Group	197	—	(197)	—	—	—	—
Urbanbite Limited	4	—	—	146	—	—	150
Shares issued on exercise of options	27	162	—	—	—	—	189
Other	—	(102)	—	—	—	—	(102)
Share-based compensation	—	—	—	—	1,181	—	1,181

At September 30, 2001	1,733	112,983	—	61,892	6,384	(94,080)	88,912
Loss for the year	—	—	—	—	—	(38,081)	(38,081)
Foreign currency translation differences	—	—	—	—	—	859	859
Consideration in relation to purchase of:
Travelselect.com Group	138	—	2,100	8,462	—	—	10,700
Destination Group	48	—	1,500	4,013	—	—	5,561
Travelprice.com Group	280	—	—	25,481	2,540	—	28,301
LCC24.com	28	2,355	—	—	—	—	2,383
Share placing for acquisition of:
Travelselect.com Group	13	753	—	—	—	—	766
Destination Group	96	7,748	—	—	—	—	7,844
Shares issued on exercise of options	24	184	—	—	—	—	208
Other	—	(392)	—	—	—	—	(392)
Share-based compensation	—	—	—	—	(2,485)	—	(2,485)

At September 30, 2002 (4)	2,360	123,631	3,600	99,848	6,439	(131,302)	104,576

Back to Contents

LASTMINUTE.COM PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' FUNDS — (Continued)

Total Shareholders' Funds (Continued)

(1)	As explained in more detail in note 1, the Group reconstruction has been accounted for in accordance with the principles of merger accounting.
(2)	Refer to note 16 of notes to the financial statements.
(3)	The Group has taken advantage of the relief provided by Section 131 of the Companies Act 1985 from setting up a share premium account for the shares issued in respect of the acquisition of Last Minute Network Limited and those in respect of the acquisitions of Travelselect.com, the Destination Group, Travelprice.com, the Degriftour Group and Urbanbite Limited.
(4)	Retained losses at September 30, 2002 include cumulative retained losses of £710,000 (2001: £288,000; 2000: £81,000) in respect of joint ventures.

The notes to the financial statements are an integral part of these financial statements.

Back to Contents

LASTMINUTE.COM PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended September 30,

	Notes		2000	2001	2002

			(£000)
Net cash outflow from operating activities	24	(a)	(34,652)	(31,079)	(2,706)

Cash outflow from exceptional item	5		—	—	(378)

Returns on investments and servicing of finance
Interest received			3,777	3,480	1,419
Interest paid			(41)	(36)	(55)
Interest elements of finance lease rental payments			—	—	(7)

			3,736	3,444	1,357
Taxation
Overseas tax paid			—	—	(241)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets			(12,289)	(8,420)	(6,682)
Receipts from sale of tangible fixed assets			—	87	671

Net cash outflow before acquisitions and management of liquid resources and financing			(43,205)	(35,968)	(7,979)

Acquisitions
Cash acquired with subsidiary undertakings			747	160	19,088
Payments to acquire subsidiary undertakings/joint venture (1)			—	(21,350)	(16,127)

Net cash outflow before management of liquid resources and financing			(42,458)	(57,158)	(5,018)
Management of liquid resources
Increase in short term deposits	24	(b)	(2,547)	(1,502)	(6,043)

Net cash outflow before financing			(45,005)	(58,660)	(11,061)
Financing
Issue of share capital			153,875	87	9,024
Repayment of loan			—	—	(766)
Repayments of capital elements of finance leases			—	—	(85)
Share issue costs			(11,978)	—	(155)

Increase/(decrease) in cash	24	(b)	96,892	(58,573)	(3,043)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET FUNDS
Movement in cash			96,892	(58,573)	(3,043)
Cash outflow from short term deposits	24	(b)	2,547	1,502	6,043
Repayments of capital elements of finance leases			—	—	85

			99,439	(57,071)	3,085
New finance leases			—	—	(282)
Net funds at the beginning of the year	24	(b)	4,249	103,688	46,617

Net funds at the end of the year	24	(b)	103,688	46,617	49,420

(1)	Payments to acquire subsidiary undertakings/joint venture include £904,000 in respect of the investment in Lastminute.com Japan Limited and £6,268,000 of deferred consideration in respect of acquisition of Degriftour.
(2)	The significant differences between the consolidated statements of cash flows presented above and those required under United States generally accepted accounting principles are set forth in note 29 of notes to the financial statements.

The notes to the financial statements are an integral part of these financial statements.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

1.    ORGANISATION

     Last Minute Network Limited was incorporated in England and Wales on April 1, 1998 as a private limited company.

     lastminute.com plc (the "Company") was incorporated in England and Wales on October 1, 1999 as a private limited company with the name Vibetron Limited. On incorporation, the Company had an authorised share capital of £100 consisting of 100 Ordinary Shares, nominal value £1.00, of which two were issued. On February 15, 2000 the Company re-registered as a public limited company and changed its name to lastminute.com plc.

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

     The Travelselect.com Group, the Destination Group and the Travelprice.com Group were acquired in April 2002, June 2002 and at the end of July 2002 respectively.

2.    ACCOUNTING POLICIES

Basis of preparation

     The financial statements are prepared under the historical cost convention and are in accordance with applicable United Kingdom accounting standards. The adoption of Financial Reporting Standard 19 — Deferred Tax has resulted in a change in accounting policy for deferred tax but has not resulted in a restatement for prior periods.

Basis of consolidation

     The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings (together the “Group”), drawn up to September 30, 2002. The results of the businesses acquired, or disposed of, are included for the period that they were under the Group’s control.

     The Travelselect.com Group (comprising Travelselect.com Limited and Globepost Limited), the Destination Group (comprising The Destination Holdings Group Limited and The Destination Group Limited) and the Travelprice.com Group (comprising Travelprice.com SA and subsidiaries) have been included in the consolidated financial statements for the periods from April 2002, June 2002 and the end of July 2002 respectively using the acquisition method of accounting. The purchase consideration has been allocated to the assets and liabilities on the basis of their fair values at the respective dates of the acquisitions.

     Entities in which the Group holds an interest on a long-term basis and are jointly controlled by the Group and one or more other venturers under a contractual arrangement are treated as joint ventures. In the consolidated financial statements, joint ventures are accounted for using the gross equity method.

     Entities, other than subsidiary undertakings or joint ventures, in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence are treated as associates. In the consolidated financial statements, associates are accounted for using the equity method.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

2.    ACCOUNTING POLICIES (Continued)

Total Transaction Value (TTV)

     TTV, which is stated net of value added tax and associated taxes, does not represent the Group’s statutory turnover.

     In the majority of transactions, where the Group acts as agent or cash collector, TTV represents the price at which goods or services have been sold across the Group’s various platforms. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of goods or services provided. In such cases TTV represents the flat fee commission earned. In the small number of cases where the Group acts as principal, TTV represents the price at which goods or services have been sold across the Group’s various platforms.

Turnover

     In the majority of cases, the Group does not take ownership of the products or services being sold and acts as agent, receiving a commission from the supplier of the products or services being sold. In these cases, turnover represents commission earned less amounts due or paid on any commission shared.

     In a limited number of cases, the Group acts as principal and purchases the products or services for resale. Where the Group acts as principal, turnover represents the price at which the products or services have been sold across the Group’s various platforms.

     Turnover is recognised once charges to the customer’s credit card have been made, except for travel as noted below, and is stated exclusive of value added tax and associated taxes.

     Travel turnover is recognised at the date of departure.

     Turnover also includes advertising, sponsorship and Minitel income which is recognised over the period to which it relates.

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

Deferred taxation

     Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date.

     Deferred tax assets are recognised only when their recovery is considered more likely than not in that there will be suitable taxable profits from which the future reversal of underlying timing differences can be deducted. Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable. Deferred tax is calculated on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

2.    ACCOUNTING POLICIES (Continued)

Foreign currency translation

     UK transaction revenues and expenses in a foreign currency are recorded at the actual rate of exchange for the month during which the transaction revenue or expense occurs. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. All exchange differences are taken to the profit and loss account.

     The results of overseas subsidiaries, joint ventures and associate are translated into pounds sterling at actual rates of exchange for the period. Exchange differences arising from the retranslation of opening net assets and results from operations denominated in foreign currencies to period end rates are taken direct to shareholders’ funds.

Financial instruments

     The Group uses a limited number of derivative financial instruments to hedge its exposures to fluctuations in foreign exchange rates. Instruments are used to hedge a committed or probable future transaction and are not recognised until the transaction occurs. The Group’s policy is not to enter into any other derivative instruments.

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

     Depreciation is provided on all tangible fixed assets at rates calculated to write off their cost, less estimated residual value based on prices prevailing at the date of acquisition, over the estimated useful lives of the assets, as follows:

Freehold land and buildings	buildings over fifty years
Leasehold improvements	remaining period of the lease
Furniture and office equipment	four years
Computer systems and equipment	three to five years
Computer software	two to three years

     Repair and maintenance costs are expensed as incurred.

Stocks

     Stocks represent entertainment tickets held for resale, which are stated at the lower of cost, on a first in, first out basis, and net realisable value.

Customer loyalty scheme

     The Group operates a customer loyalty scheme. Customers collect redeemable “Award Minutes” in proportion to the volume of goods purchased and can redeem the “Award Minutes” against offers on the website.

     The Group provides for the cost of the expected liability based on the anticipated redemption profile.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

2.    ACCOUNTING POLICIES (Continued)

Employee share schemes

     In accordance with UITF Abstract 17 (revised 2000), “Employee Share Schemes”, the difference between the exercise price of share options granted under the Group's share option schemes and the fair market value of the underlying ordinary shares at the date of grant is charged to the profit and loss account on a straight line basis over the period in which the options vest.

     The Group provides for National Insurance contributions on options granted to UK employees on or after April 6, 1999 under its unapproved share option schemes in accordance with UITF Abstract 25, “National Insurance contributions on share option gains”. The expected charge is allocated over the period in which the options vest on a straight-line basis.

Pension costs

     The Group provides pensions to eligible employees through defined contribution plans. The amounts charged to the profit and loss account in respect of pension costs are the contributions payable for the year.

Leases

     Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have passed to the Group are capitalised in the balance sheet and are depreciated over their useful economic lives. The capital element of future obligations under finance leases is included as a liability in the balance sheet. The interest element of the rental obligations is charged to the profit and loss account over the periods of the leases and represents a constant proportion of the balance of capital repayments outstanding.

     Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the lease term. Provision is made for future rentals where properties are not in use at the period end.

Use of estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Actual results could differ from estimates.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

3.    TURNOVER AND SEGMENTAL ANALYSIS

     The Group is engaged in the provision of last minute travel, leisure and gift solutions to its customers via the Internet and other related electronic distribution platforms. The Group’s TTV and turnover are all generated within this segment.

	TTV (by destination and source)			Turnover (by destination and source)

	Year ended September 30,			Year ended September 30,

	2000	2001	2002	2000	2001	2002

	(£000)
By geographical area
United Kingdom	33,614	48,723	138,444	3,085	6,899	19,254
France	245	63,987	82,269	363	10,059	12,769
Germany	309	6,822	11,861	276	750	1,490
Other European Union countries	21	4,257	11,579	16	661	1,377
Joint ventures	—	421	1,818	—	47	187

	34,189	124,210	245,971	3,740	18,416	35,077

	Net assets/(liabilities) (2)			Net loss on ordinary activities before taxation (2)

	September 30,			Year ended September 30,

	2000	2001	2002	2000	2001	2002

	(£000)
By geographical area
United Kingdom (1)	20,937	53,953	69,176	(29,937)	(29,720)	(16,373)
France	17,672	(2,648)	(10,484)	(3,588)	(19,350)	(19,214)
Germany	(3,089)	(7,289)	(9,269)	(3,715)	(3,485)	(1,762)
Other European Union countries	1,879	(2,098)	2,445	(2,211)	(4,439)	(1,518)

	37,399	41,918	51,868	(39,451)	(56,994)	(38,867)
Share of operating loss and net assets of joint ventures and associate	207	377	3,091	(75)	(196)	(417)
Amortisation of goodwill arising on the acquisition of associate	—	—	—	—	—	(148)
Net interest receivable	—	—	—	3,736	3,444	1,357
Interest bearing assets	103,688	46,617	49,617	—	—	—

	141,294	88,912	104,576	(35,790)	(53,746)	(38,075)

	Long-lived assets

	September 30,

	2000	2001	2002

	(£000)
By geographical area
United Kingdom	11,189	10,869	33,834
France	60,826	46,275	59,344
Germany	242	255	189
Other European Union countries	351	249	171

	72,608	57,648	93,538

(1)	The United Kingdom losses for 2000, 2001 and 2002 include central technical development and maintenance costs and the expenses related to the Group management functions, which are not apportioned across the Group’s operating businesses.
(2)	Net loss on ordinary activities before taxation for 2002 includes £18,814,000 of goodwill amortisation (2001:£14,660,000, 2000:nil). Net assets/(liabilities) include £83,673,000 of goodwill for 2002 (2001:£43,992,000, 2000:£58,636,000) allocated between the following geographical areas (United Kingdom: 2002: £24,289,000; 2001:£14,000; 2000: £nil), (France: 2002: £57,168,000; 2001:£43,978,000; 2000: £58,636,000) and (Germany: 2002: £2,216,000; 2001:£nil; 2000: £nil).
(3)	The following amounts are included for acquisitions in 2002: Turnover (by destination and source) £5,597,000 in the United Kingdom, £1,190,000 in France and £287,000 in other European Union countries; and net profit/(loss) on ordinary activities before taxation £1,628,000 in the United Kingdom, (£1,399,000) in France and (£367,000) in other European Union countries.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

4.    OPERATING LOSS

     This is stated after charging/(crediting):

		Year ended September 30,

		2000	2001	2002

		(£000)
Auditors' remuneration	— audit services	172	135	200
	— non-audit services (1)	141	257	181
	Advertising expenditure	8,979	10,280	7,051
	Depreciation	1,317	8,744	9,608
	Depreciation of assets under finance lease	—	—	173
	Goodwill amortisation	—	14,660	18,666
	Operating lease rentals — land and buildings	522	1,491	1,403
	Operating lease rentals — other	—	82	220
	Profit on sale of fixed assets	—	(26)	(1)

	Non-cash share-based compensation:
	Product development	1,374	230	(597)
	Sales and marketing	1,604	669	(1,388)
	General and administration	1,604	282	(500)

		4,582	1,181	(2,485)

	Provision for Group National Insurance contributions in relation to non-cash share-based compensation:
	Product development	26	(110)	62
	Sales and marketing	31	(322)	145
	General and administration	31	(136)	52

		88	(568)	259

(1)	In the year ended September 30, 2002, this amount excludes the Ernst & Young LLP fees of £535,000 in relation to the acquisitions made by the Company in the year (2001: £nil; 2000: £930,000 in relation to the Company's initial public offering and listing on the London Stock Exchange and Nasdaq National Market and the Company's acquisition of the Degriftour Group).
(2)	Operating costs comprise the administrative expenses of the Group.

5.    EXCEPTIONAL ITEMS

	Year ended September 30,

	2000	2001	2002

	(£000)
Exceptional costs of a fundamental reorganisation	—	—	3,094

     Following the acquisition of the Travelprice.com Group, the nature and focus of our combined operations in France and Italy are being fundamentally restructured, including moving to a single technology platform, the introduction of a more efficient management structure and restructuring our call centre and operating locations. The costs relate principally to redundancy and surplus property costs.

     The tax effect of the exceptional item is £nil.

     As a result of the reorganisation it is anticipated that approximately 70 employees across all areas of the business will be made redundant. No employees were terminated in relation to the reorganisation by September 30, 2002. The anticipated date of completion of the reorganisation is February 28, 2003.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

6.    DIRECTORS' REMUNERATION

     The remuneration of the Directors was as follows:

	Year ended September 30, 2000

	Basic salary and fees	Pensions		Benefits	Total

	(£)
Executive Directors
Brent Hoberman	133,058	—		3,122	136,180
Martha Lane Fox	110,600	500	(1)	3,331	114,431
Non-Executive Directors
Pieter Bouw	6,000	—		—	6,000
Robert Collier	6,000	—		—	6,000

	255,658	500		6,453	262,611

	Year ended September 30, 2001

	Basic salary and fees	Cash Supplement in lieu of pension benefits	Bonus		Benefits	Total

	(£)
Executive Directors
Brent Hoberman	150,000	21,000	—		2,295	173,295
Martha Lane Fox	118,500	16,590	—		2,499	137,589
David Howell	35,000	4,900	—		65	39,965
Pierre Alzon (2)	99,882	10,618	27,551	(3)	—	138,051
Non-Executive Directors
Pieter Bouw	500	—	—		—	500
Robert Collier	6,000	—	—		—	6,000

	409,882	53,108	27,551		4,859	495,400

	Year ended September 30, 2002

	Basic salary and fees	Cash Supplement in lieu of pension benefits	Bonus	Benefits	Total

	(£)
Executive Directors
Brent Hoberman	150,000	21,000	—	1,930	172,930
Martha Lane Fox	126,583	17,722	—	1,902	146,207
David Howell	140,000	19,600	35,000	565	195,165
Vimal Khosla	39,600	—	—	825	40,425
Non-Executive Directors
Robert Collier	9,500	—	—	—	9,500
Brian Collie	5,000	—	—	—	5,000
Laurent Laffy	5,000	—	—	—	5,000

	475,683	58,322	35,000	5,222	574,227

(1)	The pension contributions on behalf of Martha Lane Fox for 2000 were to lastminute.com's defined contribution pension scheme. There were no pension contributions for any other Director in this period.
(2)	In addition to his remuneration paid during employment, Pierre Alzon received a total of £102,877 compensation payable as a result of the termination of his employment contract. This amount was fully accrued in the year to September 30, 2001.
(3)	The bonus for Pierre Alzon was paid during the year to September 30, 2001, but accrued within the Degriftour Group in the year to September 30, 2000 prior to the acquisition of Degriftour by the Company.

     No other bonuses were paid during the year.

     The Company does not remunerate any other Director for services on the Board of Directors or any Committee of the Board.

     The highest paid Director in the year ended September 30, 2002 was David Howell (2001 and 2000; Brent Hoberman) whose emoluments are shown above.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

6.    DIRECTORS' REMUNERATION (Continued)

     Pieter Bouw made a gain of £264,131 on the exercise of share options during the year ended September 30, 2001 following his resignation from the Board.

     The Directors' beneficial interests in the Ordinary Shares, restated for the effects of the 284 for 1 bonus issue on February 15, 2000, were as follows:

	At September 30, (or date of appointment if later)

	2000	2001	2002

	(No.)
Executive Directors
Brent Hoberman	15,708,860	15,836,133	15,836,133
Martha Lane Fox	10,182,425	10,207,879	10,207,879
David Howell	—	—	—
Vimal Khosla	—	—	6,457,423
Non-Executive Directors
Brian Collie	13,155	19,155	19,155
Laurent Laffy (1)	25,738,065	25,738,065	17,738,065
Robert Collier	13,157	13,157	13,157
Allan Leighton	—	197,273	197,273

	51,655,662	52,011,662	50,469,085

(1)	Laurent Laffy is a partner in Arts Alliance Advisors, investment advisor to Cheetah International Investments Limited, which has an interest over 17,738,065 (2001, 2000: 25,738,065) Ordinary Shares. He has a beneficial interest in 45,600 (2001, 2000: 45,600) of the Ordinary Shares held by Cheetah International Investments Limited.

     Directors' interests in share options over Ordinary Shares are as follows:

	Exercise price	At September 30, 2000	At September 30, 2001	Granted during year	Exercised during year	Total September 30, 2002

	pence	No.	No.	No.	No.	No.
Executive Directors:
Brent Hoberman (1)	2.31	151,335	151,335	—	—	151,335
Martha Lane Fox (1)	2.31	129,675	129,675	—	—	129,675
David Howell (2)	34.00	—	1,000,000	—	—	1,000,000
David Howell (3)	48.00	—	—	19,791	—	19,791
Vimal Khosla (4)	61.25	—	—	600,000	—	600,000
Non-Executive Directors:
Allan Leighton (5)	137.50	—	1,000,000	—	—	1,000,000
Robert Collier (6)	2.31	320,625	320,625	—	—	320,625

(1)	The options were granted in accordance with the terms and conditions laid out in the 1998 Unapproved Executive Share Option Scheme and are exercisable until June 28, 2008.
(2)	The options were granted in accordance with the terms and conditions laid out in the 2000 Unapproved and Approved Executive Share Option Schemes and are exercisable until July 3, 2011.
(3)	The options were granted in accordance with the terms and conditions laid out in the Sharesave Scheme and are exercisable until December 1, 2005.
(4)	The options were granted in accordance with the terms and conditions laid out in the 2000 Unapproved and Approved Executive Share Option Schemes and are exercisable until April 8, 2012. Of these options, 300,000 Ordinary Shares are granted under option to Gillian Khosla over which Vimal Khosla has an interest.
(5)	The options were granted in accordance with the terms and conditions laid out in the Non-Executive Share Option Scheme 2000 and are exercisable until January 7, 2011.
(6)	The options were granted in accordance with the terms and conditions laid out in the 1998 Unapproved Executive Share Option Scheme and are exercisable until October 31, 2008.

     The market price of the Company’s shares on September 30, 2002 was 88.5p and the high and low share prices during the year were 102.0p and 19.0p respectively (2001: 140.0p and 19.5p; 2000: 133.5p and 122.5p).

     No other Director has any interest in ordinary shares and there have been no changes in the interests of the Directors shown above since September 30, 2002. Full details of Directors’ shareholdings and options are contained in the Register of Directors’ Interests which is kept by the Company and is open to inspection in accordance with the provisions of the Companies Act 1985.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

7.    EMPLOYEE SHARE SCHEMES

     The Group has six share option schemes — the Last Minute Network Limited 1998 Unapproved Executive Share Option Scheme, the Last Minute Network Limited 1999 Unapproved Executive Share Option Scheme, the lastminute.com plc 2000 Unapproved Executive Share Option Scheme (the "Unapproved Executive Schemes"), the lastminute.com plc 2000 Approved Executive Share Option Scheme, the lastminute.com plc Non-Executive Share Option Scheme 2000 and the Approved lastminute.com plc Sharesave Scheme. To date, the Group has granted options under all of these schemes.

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

     A summary of activity for share options, restated for the effects of the 284 for 1 bonus issue on February 15, 2000, issued is shown below:

	Year ended September 30,

	2000		2001		2002

	Number of options granted	Weighted Average exercise price	Number of Options granted	Weighted average exercise price	Number of Options granted	Weighted average exercise price

	(No.)	(p)	(No.)	(p)	(No.)	(p)
Options outstanding:
Beginning of the year	10,995,015	5.74	16,792,539	40.64	18,293,229	42.33
Granted	6,521,721	100.65	7,340,786	51.00	5,492,446	55.34
Exercised	(232,604)	6.49	(2,661,801)	7.20	(2,519,122)	9.02
Lapsed	(491,593)	130.82	(3,178,295)	81.10	(1,916,891)	61.29

End of year	16,792,539	40.64	18,293,229	42.33	19,349,662	45.32

Range of exercise prices		2.31 to 218		2.31 to 218		2.31 to 218

Options exercisable, end of the year	7,125,473	2.31 to 133.87	10,205,509	2.31 to 218	12,311,780	2.31 to 218

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

7.    EMPLOYEE SHARE SCHEMES (Continued)

     The following tables summarise information about the range of exercise prices, restated for the effects of the 284 for 1 bonus issue of Ordinary Shares on February 15, 2000, for share options outstanding at September 30, 2000, 2001 and 2002.

September 30, 2000

Exercise price	Number outstanding	Weighted average remaining contractual life

(p)	(No.)	(Years)
2.31	8,244,134	7.85
12.05	1,045,950	8.63
17.21	1,147,140	8.70
36.96	1,774,125	9.13
73.93	719,896	9.03
106.87	855,000	9.33
133.87	2,066,639	9.34
210.00	22,483	9.39
218.00	15,794	9.50
138.00	290,869	9.58
209.00	43,452	9.67
152.00	418,685	9.75
186.00	44,816	9.83
139.00	63,556	9.91
150.00	40,000	9.92

	16,792,539	8.50

September 30, 2001

Exercise price	Number outstanding	Weighted average remaining contractual life

(p)	(No.)	(Years)
2.31	6,663,674	6.85
12.05	473,030	7.63
17.21	541,108	7.70
19.50	85,000	9.92
20.00	320,991	10.00
27.50	1,302,719	9.83
31.50	31,746	9.79
33.00	439,684	9.71
34.00	1,000,000	9.75
35.00	1,464,257	9.92
36.96	1,012,535	8.13
46.00	170,114	9.46
47.50	85,589	9.50
48.50	30,555	9.63
55.50	83,760	9.38
72.50	547,644	9.13
73.93	664,068	8.03
74.00	126,932	9.21
76.50	60,536	9.29
119.50	40,652	9.08
133.87	1,694,999	8.34
137.50	1,000,000	9.04
138.00	205,513	8.58
139.00	37,070	8.91
150.00	40,000	8.92
152.00	94,948	8.75
186.00	29,265	8.83
190.00	3,630	8.42
209.00	28,935	8.67
210.00	3,706	8.39
218.00	10,569	8.50

	18,293,229	8.23

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

7.    EMPLOYEE SHARE SCHEMES (Continued)

September 30, 2002

Exercise price	Number outstanding	Weighted average remaining contractual life

(p)	(No.)	(Years)

2.31	4,965,624	6.34
12.05	37,217	6.50
17.21	435,323	6.71
19.50	520,897	8.92
20.00	208,404	8.92
22.00	380,645	9.00
27.50	592,784	8.71
30.25	114,156	9.17
31.50	31,746	8.75
32.00	500,000	9.08
33.00	604,309	8.59
34.00	1,000,000	8.75
35.00	772,834	8.83
36.25	363,891	9.25
36.75	1,083,550	9.08
36.90	51,085	7.19
36.96	887,535	7.04
39.25	70,750	9.08
46.00	40,261	8.39
47.50	59,400	8.42
48.00	754,426	9.58
48.50	34,616	8.56
50.75	51,429	9.33
55.50	67,382	8.33
59.50	133,710	9.42
61.25	1,000,000	9.50
72.50	543,078	8.01
73.92	17,738	6.92
73.93	585,646	7.14
74.00	122,649	8.11
76.50	53,283	8.22
80.00	100,000	9.42
88.50	83,026	9.92
89.25	83,291	9.67
94.75	548,208	9.67
119.50	34,741	8.01
133.87	1,220,829	7.23
137.50	1,000,000	8.00
138.00	37,618	7.61
139.00	28,330	7.82
150.00	40,000	7.83
152.00	30,100	7.74
186.00	22,222	7.83
190.00	3,280	7.33
209.00	23,765	7.66
210.00	2,209	7.37
218.00	7,675	7.51

	19,349,662	7.94

     The weighted average fair values, restated for the effects of the 284 for 1 bonus issue on February 15, 2000, of share options granted during the year ended September 30, 2000, 2001 and 2002, were 66.54p, 28.87p and 48.94p, respectively. The fair values were determined using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes model were as follows:

		Year ended September 30,

	2000	2001	2002

Dividend yield	0%	0%	0%
Expected volatility	70%	71%	59%
Risk free interest rate	6.2%	6.1%	4.4%
Expected life	4.0 years	4.0 years	4.0 years

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

8.    STAFF COSTS (including Executive Directors)

		Year ended September 30,

	2000	2001	2002

		(£000)
Wages and salaries	8,770	21,364	20,667
Social security costs	1,154	3,297	2,794
Pension contributions	60	613	792
Non-cash share-based compensation	4,582	1,181	(2,485)
Group National Insurance contributions on share options	88	(568	259

	14,654	25,887	22,027

     The principal Group defined contribution pension scheme is available to UK Executive Directors and employees only. The Group contributes to a grouped personal pension plan to provide retirement and death benefits. The Group currently contributes up to a maximum of 14% of the employees' basic salary to an investment account in the name of the individual employee or pays the cash equivalent direct to the employee. The assets of the plan are separate from those of the Group and are managed by Standard Life.

     In France there are various elements to the pension arrangements. Firstly, employees benefit from a government provided retirement plan, the costs of which are included within social security costs. In addition, a number of employees receive retirement benefits through a defined contribution pension plan. Certain senior executives are also members of a separate defined contribution pension plan to which the Group contributes.

     Most other Group companies have defined contribution pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned.

     Non-cash share-based compensation represents the difference between the exercise price of share options granted and the fair market value of the underlying Ordinary Shares at the date of grant. As the options granted to date gradually vest over three years, the difference is being taken to the profit and loss account as an operating expense on a straight-line basis over the vesting period. When an employee leaves before exercising their options, the expense recognised in respect of these options is reversed, resulting in a credit to the profit and loss account for that period.

     The average monthly number of employees, including Executive Directors during the period comprised:

	Year ended September 30,

	2000	2001	2002

	No.
Product development	44	100	96
Sales and marketing	182	436	478
General and administration	81	123	172

	307	659	746

9.    INTEREST RECEIVABLE

	Year ended September 30,

	2000	2001	2002

	(£000)
Bank interest	3,777	3,480	1,419

10.    NTEREST PAYABLE AND SIMILAR CHARGES

	Year ended September 30,

	2000	2001	2002

	(£000)
Bank interest and charges	41	36	55
Other interest payable and charges payable under finance leases	—	—	7

	41	36	62

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

11.    TAX ON LOSS ON ORDINARY ACTIVITIES

a)    Analysis of charge/(credit) in year.

	Year ended September 30,

	2000	2001	2002

	(£000)
Overseas corporation tax charge/(credit)	—	(158)	6

b)    Factors affecting the tax charge/(credit) for the year.

	Year ended September 30,

	2000	2001	2002

	(£000)

Group loss on ordinary activities before tax	(35,790)	(53,746)	(38,075)

Loss on ordinary activities multiplied UK standard rate of 30.0% (2001: 30.0%, 2000: 30.0%)	(10,737)	(16,124)	(11,423)
Effects of:
Higher tax rates on overseas results	(702)	(650)	(190)
Expenses not deductible for tax purposes (including goodwill amortisation)	531	7,193	9,133
Other timing differences	568	905	(629)
Current tax losses not recognised	10,340	8,676	3,109
Adjustment to tax charge in respect of previous years	—	(158)	6

Current tax charge/(credit) for the year	—	(158)	6
Deferred tax	—	—	—

	—	(158)	6

c)    Factors that may affect future tax charges.

The Group has potential deferred tax assets at the year end as follows:

	At September 30,

	2001	2002

	(£000)

Losses	18,751	32,899
Capital allowances and other timing differences	1,108	3,900

	19,859	36,799

     The potential deferred tax has not been recognised, as it is not sufficiently certain that the Group will have enough suitable taxable profits to offset these losses.

     As at September 30, 2002, the Group’s gross losses were £98.4 million available to carry forward (2001: £59.7 million).

12.    APPROPRIATIONS

     During the years ended September 30, 2002, 2001 and 2000, there were no appropriations through dividends which is consistent with the intentions of the Group set out in the Company’s Registration Statement dated March 21, 2000.

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

13.    LOSS PER ORDINARY SHARE

	Year ended September 30,

	2000	2001	2002

	(£000)
Loss used for calculation of loss per share	(35,790)	(53,588)	(38,081)

(No.)

Weighted average number of Ordinary Shares in issue	98,347,405	170,137,039	188,953,672

     The 2000 amounts have been restated for the effects of the matters referred to in note 16.

     The loss used for the calculation of loss per share for the year ended September 30, 2000 prior to restatement was £35,748,000. The effect of the restatement on the loss per share is an increase of 0.04 pence from 36.35p to 36.39p loss per share.

     Securities that could potentially dilute basic earnings per share in the future include share options.

14.    INTANGIBLE FIXED ASSETS

Goodwill

(£000)
Cost:
At October 1, 2000	58,636
Acquisition of subsidiary undertaking	16

At September 30, 2001	58,652
Acquisition of subsidiary undertakings	56,131

At September 30, 2002	114,783

Amortisation:
At October 1, 2000	—
Charged during the year	14,660

At September 30, 2001	14,660
Charged during the year	18,666

At September 30, 2002	33,326

Net book value:
At October 1, 2000	58,636

At September 30, 2001	43,992

At September 30, 2002	81,457

     Goodwill is being amortised over four years.

     During the year ended September 30, 2002 goodwill arose on the acquisitions of the Travelselect.com Group, the Destination Group and the Travelprice.com Group. During the year ended September 30, 2001 goodwill arose on the acquisition of Urbanbite Limited.

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

15.    TANGIBLE FIXED ASSETS

	Freehold land and buildings	Leasehold improvements	Furniture and office equipment	Computer systems and equipment	Computer software	Total

	(£000)
Cost:
At October 1, 2000	—	830	2,159	4,631	7,702	15,322
Additions	—	71	322	1,329	6,672	8,394
Disposals	—	—	(222)	(352)	—	(574)
Acquisition of subsidiary undertaking	—	—	11	15	69	95

At September 30, 2001	—	901	2,270	5,623	14,443	23,237
Additions	—	35	441	506	5,972	6,954
Disposals	—	(31)	(91)	(1,066)	(4)	(1,192)
Acquisition of subsidiary undertakings	397	121	643	352	127	1,640

At September 30, 2002	397	1,026	3,263	5,415	20,538	30,639

Depreciation:
At October 1, 2000	—	69	175	703	403	1,350
Provided during the year	—	185	691	2,213	5,655	8,744
Disposals	—	—	(161)	(352)	—	(513)

At September 30, 2001	—	254	705	2,564	6,058	9,581
Provided during the year	1	258	744	1,533	7,245	9,781
Disposals	—	(31)	(21)	(749)	(3)	(804)

At September 30, 2002	1	481	1,428	3,348	13,300	18,558

Net book value:
At September 30, 2000	—	761	1,984	3,928	7,299	13,972

At September 30, 2001	—	647	1,565	3,059	8,385	13,656

At September 30, 2002	396	545	1,835	2,067	7,238	12,081

     The net book value of £12,081,000 above includes an amount of £250,000 in respect of assets held under finance leases (2001 and 2000:£nil). The Group has no capital commitments outstanding at the year end (2001and 2000:£nil)

16.    INVESTMENTS

Joint Ventures

Share of net assets

(£000)
Cost:
At October 1, 2000	207
Additions during the year	377
Share of loss retained by joint ventures	(196)
Exchange loss taken to reserves	(11)

At September 30, 2001	377

Additions during the year	904
Share of loss retained by joint ventures	(413)
Exchange loss taken to reserves	(9)

At September 30, 2002	859

Lastminute.com Japan Limited

     On December 2, 2001 the Group entered into a joint venture agreement with Kinki Nippon Tourist Co. Limited, Nippon Travel Agency Co. Limited, Mitsubishi Corporation /MC Capital Fund, Credit Saison co. Limited and Japan Efund to establish a new e-commerce business in Japan.

     The Group holds 32.9% of the share capital of the Japanese company and its investment in the company is treated as a joint venture because the board control is split between lastminute.com plc and the other investing entities.

     Payment by the Group in respect of the investment was YEN 175,000,000 (£904,000) in cash.

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16.    INVESTMENTS (Continued)

Lastminute Network S.L.

     On September 1, 2001 the Group entered into a joint venture agreement with Sol Meliá Travel S.A. in relation to its Spanish entity. The joint venture was established by Sol Meliá Travel S.A. subscribing for an interest of 70% in Lastminute Network S.L. for €429,000 in cash. Lastminute Network S.L. was previously a 100% trading subsidiary of the Group.

     The Group now holds 30% of the share capital of the Spanish company and its investment in the company is treated as a joint venture because the board control is split between the investing entities. Both parties have the power of veto over any major decision.

     The net assets of the subsidiary prior to the deemed disposal were €184,000. No profit or loss arose on the transaction. For the 11 month period to August 31, 2001 Lastminute Network S.L. incurred £1.2 million of the Group loss for the year ended September 30, 2001, utilised £1.0 million of the Group’s operating cash flows and £0.1 million in respect of capital expenditure.

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

     Although the Group only holds 25.1% of the share capital of the Australian and South African joint venture entities, its investments in the entities are treated as joint ventures because board control is split between the respective investing entities. Both parties have the power of veto over any major decision. As purchase consideration for its share of the ordinary share capital of the joint venture entities, lastminute.com entered into two contractual agreements with each joint venture partner. The first committed to providing technical know-how and support in the set-up and continued service of the joint venture entities’ websites. The second allows for use of the Group’s licensed trademark in the geographical areas in which the joint venture companies operate. In each joint venture, our joint venture partner’s subscription for share capital consisted of an undertaking to pay cash to the joint venture. In accounting for the South African joint venture the Group has followed the requirements of UITF Abstract 31, “Exchanges of businesses or non-monetary assets for an interest in a subsidiary, joint venture or associate”, and has assessed an unrealised gain of £202,000.

     The Australian joint venture was first accounted for in the financial statements for the year ended September 30, 2000, prior to the publication of the Abstract. The cost of the assets given up by the Group was nil, therefore giving rise to a carrying value of the investment of nil. The assets contributed by our joint venture partner, however, gave rise to a share of net assets of the joint venture in the Group’s financial statements of £288,000, which was offset by an equivalent amount of negative goodwill.

     In order to enable comparability in the financial statements, the Directors wished to have the Australian, South African and any future joint ventures involving the exchange of businesses or other non-monetary assets accounted for on the same basis. As a result, the Australian joint venture was restated in the prior year financial statements as if it had always been accounted for under UITF Abstract 31.

     As a result, the carrying value of this joint venture in the prior year was increased by £246,000, and accruals were increased by £62,000 for the estimated costs of supporting the continued service of the website and the loss for the year ended September 30, 2000 was increased by £42,000 being the reversal of the amortisation of the negative goodwill that was credited in the prior year. An unrealised gain of £226,000 arose on the establishment of the joint venture under UITF Abstract 31 and was included in the prior year consolidated statement of total recognised gains and losses.

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16.    INVESTMENTS (Continued)

Associate

	Share of net tangible assets	Goodwill	Total

	(£000)

At October 1, 2000 and September 30, 2001	—	—	—
Additions during the year	19	2,364	2,383
Share of loss retained by associate	(4)	—	(4)
Amortisation of goodwill	—	(148)	(148)
Exchange gain taken to reserves	1	—	1

At September 30, 2002	16	2,216	2,232

     In June, 2002 the Group purchased a 20% holding in LCC24.com, the newly established German online travel agency of Lufthansa City Center for a consideration of £2,383,000 satisfied by the issue of 2,804,136 new shares in lastminute.com plc at an average price of £0.85 per share.

     This investment has been treated by the Group as an associated undertaking due to the presence of both significant influence, through lastminute.com having representation on the Board, and a participating interest. The fair value of the Group’s share of the net assets at the date of investment was £19,000 generating £2,364,000 of goodwill. This goodwill is being amortised over a period of four years from acquisition.

Acquisitions

Travelselect.com Group

     On April 8, 2002 the Group completed the acquisition of the Travelselect.com Group (comprising Travelselect.com Limited and its subsidiary undertaking Globepost Limited) for consideration of £10.3 million with contingent consideration payable of up to £0.8 million. The consideration comprised:

i)	13,194,868 new Ordinary Shares in lastminute.com plc issued at £0.61 each on April 8, 2002.
ii)	579,374 new Ordinary Shares in lastminute.com plc issued at £0.93 each on September 25, 2002.
iii)	£1.7 million payable in new Ordinary Shares in lastminute.com plc or loan notes at the option of lastminute.com plc on March 31, 2003.
iv)	Contingent consideration of up to £0.8 million, payable in new Ordinary Shares in lastminute.com plc or loan notes at the option of lastminute.com plc, dependent on the total transaction value of the Global Flights business for the period ended March 31, 2003.

     The contingent consideration payable has been estimated by management at £0.4 million.

     In addition to the above consideration a further 1,343,143 new Ordinary Shares in lastminute.com plc were placed at £0.57 each on April 8, 2002. The proceeds were subsequently used to repay the debt of the acquired group.

     The primary reasons for the acquisition were that it was immediately earnings enhancing and operating cash flow positive, together with the creation of cost synergies and additional gross profit and the significant impact on the existing lastminute.com UK flights volume.

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16.    INVESTMENTS (Continued)

Travelselect.com Group (Continued)

     The investment in the Travelselect.com Group was included in the consolidated balance sheet using the acquisition method of accounting at its fair value at April 8, 2002. Goodwill arising on the acquisition of the Travelselect.com Group has been capitalised and is being amortised over four years.

Analysis of the acquisition of the Travelselect.com Group

	Book value	Accounting policy alignments		Revaluations		Fair Value

	(£000)

Intangible assets	8,654	—		(8,654)	(a)	—
Tangible fixed assets	3,452	—		(2,869)	(b)	583
Debtors	1,599	—		—		1,599
Cash	2,761	—		—		2,761
Creditors	(6,983)	(528)	(c)	—		(7,511)

Net assets / (liabilities) acquired	9,483	(528)		(11,523)		(2,568)

Goodwill (note 14)						13,718

Cost of acquisition						11,150

Satisfied by:
Issue of new ordinary shares						8,600
New ordinary shares to be issued						1,700
Contingent consideration						400
Acquisition costs						450

						11,150

Adjustments:

(a)	Elimination of historical goodwill.
(b)	Write-off of previously capitalised product development and website development costs which have no realisable value.
(c)	Alignment of revenue recognition policies to recognise turnover at date of departure.

The Travelselect.com Group made a loss on ordinary activities after tax of £3,582,000 for the year ended January 31, 2002.

The summarised profit and loss account for the period from February 1, 2002 to the date of acquisition is as follows:

Period ended April 8, 2002

(£000)

Turnover	721
Operating loss	(445)
Loss before tax	(449)
Taxation	—

Loss after tax	(449)

     There were no recognised gains and losses in the period ended April 8, 2002, other than the loss of £449,000.

     The costs incurred in the year ended September 30, 2002 of integrating the Travelselect.com Group into the lastminute.com Group were not significant.

     Travelselect.com contributed £3,245,000 to the Group’s operating cash flows.

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16.    INVESTMENTS (Continued)

The Destination Group

     On June 12, 2002 the Group completed the acquisition of The Destination Group (comprising The Destination Holdings Group Limited and its 100% owned subsidiary The Destination Group Limited) for consideration of £12.1 million with contingent consideration payable of up to £3.0 million. The consideration comprised:

i)	4,835,298 new Ordinary Shares in lastminute.com plc issued at £0.84 on June 12, 2002.

ii)	£8.0 million cash funded by a vendor placing of 9,638,555 new Ordinary Shares in lastminute.com plc issued at £0.83 each on June 12, 2002.

iii)	Contingent consideration of up to £3.0 million payable in new Ordinary Shares or loan notes at the option of lastminute.com plc, if the Destination Group achieves operating profit before tax targets adjusted for Group synergies achieved for the year ended April 30, 2003.

The contingent consideration payable has been estimated at £1.5 million by management on the basis of the expected level of adjusted profit before tax for the Destination Group for the year ending April 30, 2003.

     The primary reasons for the acquisition were that it significantly enhances earnings, immediately contributes positive operating cash flow, creates the opportunity for cost synergies, strengthens the lastminute.com product portfolio by providing tailor-made holiday solutions for clients for both long-haul destinations and city breaks and cements the relationships with key airline and hotel suppliers.

     The investment in Destination Group was included in the consolidated balance sheet using the acquisition method of accounting at its fair value at June 12, 2002. Goodwill arising on the acquisition of the Destination Group has been capitalised and is being amortised over four years.

Analysis of the acquisition of the Destination Group.

	Book value	Accounting policy alignments		Revaluations		Fair Value

	(£000)

Intangible assets	46	—		(46)	(a)	—
Tangible fixed assets	253	—		(126)	(b)	127
Debtors	1,344	225	(c)	(37)	(d)	1,532
Cash	7,111	—		—		7,111
Creditors	(8,169)	(97)	(e)	(144)	(f)	(8,410)
Taxation	83	(38)	(g)	53	(g)	98

Net assets / (liabilities) acquired	668	90		(300)		458

Goodwill (note 14)						13,416

Cost of acquisition						13,874

Satisfied by:
Issue of new ordinary shares	4,062
New ordinary shares to be issued	8,000
Contingent consideration	1,500
Acquisition costs	312

13,874

Adjustments:

(a)	Elimination of historical goodwill.
(b)	The value of furniture and office equipment has been written down based on a valuation by the Directors.
(c)	Alignment of accounting policies to accrue for supplier incentives.
(d)	Write down of debtors following an assessment of the recoverable values.
(e)	Alignment of revenue recognition policies to recognise turnover at the date of departure.

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16.    INVESTMENTS (Continued)

The Destination Group (Continued)

(f)	Recognition of unprovided amounts in respect of airline creditor accounts.
(g)	Recognition of provision for tax liability on fair value adjustments.

     The Destination Group made a profit on ordinary activities after tax of £58,000 for the year ended April 30, 2002.

     The summarised profit and loss account for the period from May 1, 2002 to the date of acquisition is as follows:

Period ended June 12, 2002

(£000)

Turnover	542
Operating profit	38
Profit before tax	41
Taxation	(12)

Profit after tax	29

     There were no recognised gains and losses in the period ended June 12, 2002, other than the profit of £29,000.

     The costs incurred in the year ended September 30, 2002 of integrating the Destination Group into the lastminute.com Group were not significant.

     Destination Group contributed £2,977,000 to the Group’s operating cashflows.

Travelprice.com Group

     On July 22, 2002 the Group announced the acquisition of the Travelprice.com Group (comprising Travelprice.com SA and its subsidiary undertakings) for consideration of £28.3 million. The transaction completed on August 29, 2002. The consideration comprised:

i)	28,000,783 new Ordinary Shares in lastminute.com plc issued at £0.92 on August 29, 2002.
ii)	A second issue of up to 6,644,305 new Ordinary Shares in lastminute.com plc to be issued on or before February 28, 2003 in respect of warrants outstanding over 4,620,739 Travelprice.com SA ordinary shares. The cost, net of proceeds, has been provisionally assessed by the Directors at £2,540,000.

     The primary reasons for the acquisition were that it was earnings enhancing (after anticipated synergies and before goodwill amortisation) in the first full financial year following acquisition, provides the opportunity to develop margin and operating synergies amounting to at least ?10.0 million annually, reinforces the lastminute.com position as the leading online travel and leisure group in France and establishes lastminute.com as the leading online travel and leisure group in Italy.

     The investment in the Travelprice.com Group was included in the consolidated balance sheet using the acquisition method of accounting at its fair value at July 22, 2002. Goodwill arising on the acquisition of the Travelselect.com Group has been capitalised and is being amortised over four years.

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16.    INVESTMENTS (Continued)

Travelprice.com Group (Continued)

Analysis of the acquisition of the Travelprice.com Group

	Book value	Accounting policy alignments		Revaluations		Fair Value

Intangible assets	24	—		(24)	(a)	—
Tangible fixed assets	1,125	—		(195)	(b)	930
Debtors	4,408	—		—		4,408
Cash	9,216	—		—		9,216
Creditors	(13,046)	(312)	(c)	—		(13,358)
Provisions	(684)	—		(131)	(d)	(815)

Net assets / (liabilities) acquired	1,043	(312)		(350)		381

Goodwill (note 14)						28,997

Cost of acquisition						29,378

Satisfied by:
Issue of new ordinary shares						25,761
Fair value of options						2,540
Acquisition costs						1,077

						29,378

Adjustments:

(a)	Elimination of historical goodwill.
(b)	The value of furniture and office equipment has been written down based on a valuation by the Directors.
(c)	Alignment of revenue recognition policies to recognise turnover at the date of departure.
(d)	Recognition of unprovided amounts in respect of an onerous leasehold contract.

     The Travelprice.com Group made a loss after tax of £14,569,000 for the year ended December 31, 2001. Included within this result were reorganisation and restructuring costs of £1,093,000.

     The summarised profit and loss account for the period from January 1, 2002 to the date of acquisition is as follows:

Period ended July 22, 2002

(£000)

Turnover	3,871
Operating loss	(4,039)
Loss before tax	(5,482)
Taxation	—

Loss after tax	(5,482)

     There were no recognised gains and losses in the period ended July 22, 2002, other than the loss of £5,482,000.

     Included within the above are reorganisation and restructuring costs of £1,384,000.

     For the period July 23, 2002 to September 30, 2002 Travelprice.com Group utilised £2,310,000 of the Group’s operating cashflows.

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16.    INVESTMENTS (Continued)

     The table below shows the revenues and losses for the years ended September 30, 2001 and 2002 as if the Travelselect.com Group, the Destination Group and the Travelprice.com Group had been part of the Group for both years.

	Year ended September 30,

	2001		2002

	(£000)
Total Transaction Value	220,771		338,966
Turnover	29,583		46,003
Loss before extraordinary results and accounting changes	(67,711)		(46,967)
Extraordinary results and accounting changes	—		(2,476)
Loss for the financial year	(67,711)		(49,443)

Loss per share — basic and diluted	(29.91	)p	(20.91	)p

Degriftour

     On September 30, 2000 the Group acquired the Degriftour Group (comprising Revalfi S.A.R.L. and its subsidiary undertakings, Voyages Sur Mesure S.A. and Activnet S.A.R.L.) for a consideration of £54,522,000, satisfied by €35,000,000 paid on October 23, 2000, €10,000,000 payable on October 23, 2001 by Last Minute Network S.A.R.L. and the issue of 19,700,000 new Ordinary Shares at £1.39 each by the Company. In the September 30, 2000 balance sheet, the consideration payable on October 23, 2000 was classified within 'creditors: amounts falling due within one year'; the deferred consideration payable was classified within 'creditors: amounts falling due after more than one year'.

     The investment in the Degriftour Group, was included in the consolidated balance sheet using the acquisition method of accounting at its fair value at September 30, 2000. Goodwill arising on the acquisition of the Degriftour Group has been capitalised and is being amortised over four years.

     Analysis of the acquisition of the Degriftour Group:

Book and Fair Value of assets acquired

(£000)
Tangible fixed assets	2,354
Debtors	4,203
Creditors	(7,883)
Cash	747
Provisions	(506)
Taxation	(129)

Net liabilities acquired	(1,214)

Goodwill (note 15)	58,636

Cost of net business	57,422

     The table below shows the revenues and losses for the year ended September 30, 2000 as if the Degriftour Group had been part of the Group for the whole year.

	Year ended September 30,

	2000

	(£000)
Total Transaction Value	91,278

Turnover	12,736
Loss for the financial year	(38,559)

Loss per share — basic and diluted	(39.21	)p

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

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS
17.	STOCKS
	At September 30,

	2001	2002

	(£000)
Entertainment tickets held for resale	40	75

     There is no material difference between the replacement costs of stocks and their balance sheet amounts.

18.    DEBTORS

	At September 30,

	2001	2002

	(£000)
Trade debtors	4,557	8,314
Other debtors	4,804	4,996
Prepayments and accrued income	1,812	2,791

	11,173	16,101

     Trade debtors are stated net of provisions for bad and doubtful debts of £1,262,000 (2001: £242,000).

19.    CREDITORS: amounts falling due within one year

	At September 30,

	2001	2002

	(£000)
Trade creditors	12,421	38,510
Other taxes and social security costs	1,157	762
Other creditors	1,796	3,879
Consideration payable in relation to acquisition of subsidiary undertaking	6,185	—
Accruals and deferred income	4,841	10,384
Obligations under finance leases	—	155

	26,400	53,690

20.    CREDITORS: amounts falling due after more than one year

	At September 30,

	2001	2002

	(£000)
Obligations under finance leases	—	42

21.	LEASE COMMITMENTS
(a)	Annual commitments under non-cancellable operating leases are as follows:
	Land and buildings At September 30,		Other operating leases At September 30,

	2001	2002	2001	2002

	(£000)		(£000)
Operating leases which expire:
Within one year	305	447	153	49
In one to two years	55	365	17	183
In two to three years	—	867	93	30
In three to four years	681	18	—	11
In four to five years	118	190	—	—
Over five years	319	193	—	—

	1,478	2,080	263	273

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

21.    LEASE COMMITMENTS (Continued)

(b)	Total commitments under non-cancellable operating leases are as follows:
	Land and buildings At September 30, 2002	Other operating leases At September 30, 2002

	(£000)	(£000)
Within one year	2,080	273
One to two years	1,458	137
Two to three years	672	30
Three to four years	401	3
Four to five years	317	—
Over five years	317	—

	5,245	443

(c)	Amounts due under non-cancellable finance leases are as follows:
	At September 30, 2001	At September 30, 2002

	(£000)	(£000)
Within one year	—	161
In one to two years	—	42
In two to three years	—	2
In three to four years	—	—
In four to five years	—	—
In over five years	—	—

	—	205
Less: Finance charges allocated to future periods	—	(8)

	—	197

22.    PROVISIONS FOR LIABILITIES AND CHARGES

	National insurance on granted options	Onerous contract	Restructuring	Other	Total

	(£000)
At October 1, 1999	600	—	—	14	614
Provided during the year	88	—	—	202	290
Acquisition of subsidiary undertaking	—	452	—	54	506

At September 30, 2000	688	452	—	270	1,410
Provided during the year	33	—	—	267	300
Utilised during the year	(94)	(148)	—	(161)	(403)
Released during the year	(601)	—	—	(163)	(764)

At September 30, 2001	26	304	—	213	543
Provided during the year	259	—	3,094	—	3,353
Utilised during the year	—	(184)	(378)	(7)	(569)
Released during the year	—	—	—	(28)	(28)
Acquisition of subsidiary undertakings	—	187	—	628	815

At September 30, 2002	285	307	2,716	806	4,114

     The Group provides for National Insurance contributions on options granted. A provision is made at a rate of 11.8%, over the vesting period of the options on the difference between the period end share value and the grant price, being the Group’s best estimate of the ultimate liability at each period end. This provision is utilised as options are exercised.

     Provisions are recognised for onerous lease contracts that are based on the future charges of the leases over the remaining periods.

     The restructuring provision relates to costs associated with restructuring our French and Italian businesses.

     Other includes the provision for Award Minutes, which are expected to be utilised over a period of three years.

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

23.    FINANCIAL INSTRUMENTS

     The Group's principal financial instruments comprise trade and other debtors, trade and other creditors, accruals, cash and short term deposits.

     As permitted by FRS 13, Derivatives and Other Financial Instruments: Disclosures, short-term debtors and creditors have been excluded from these disclosures, other than in relation to the currency risks.

Interest rate risk

     The Group has significant cash balances at September 30, 2002. The majority of these are held on short term deposits with AAA/AA rated credit institutions. This earns interest at a floating rate that follows LIBOR.

Liquidity risk

     On March 21, 2000, the Company completed an initial public offering of Ordinary Shares. Since that time the Group's policy has been to hold cash in appropriate short term funds to enable it to finance its operations. The Group's policy is to finance its expansion through the sale of equity share capital.

Currency risk: structural

     As a result of the significant investment in its euro zone subsidiaries, the Group’s balance sheet could be significantly affected by movements in the euro/sterling exchange rate. The Group has not sought to hedge against this structural currency risk due to the reasonably stable nature of the relationship between the two currencies. Other operations denominated in foreign currencies giving rise to structural currency exposure are not significant to the Group currently, and as such the Group does not hedge against these currency risks.

Currency risk: transactional

     The Group faces transactional exposure in respect of costs and revenues that are not denominated in the functional currency of the transacting company (see table below). The Group's policy is to hedge against significant US dollar exposures. Gains and losses on instruments used for hedging are not recognised until the hedged position is recognised. There were no hedging transactions outstanding on 30 September 2002.

Interest Rate Profile

Interest rate profile of financial assets:

Total cash

(£000)
At September 30, 2001
Sterling	32,098
US dollars	1,162
Euro	13,199
Swedish krona	131
Australian dollars	27

46,617

At September 30, 2002
Sterling	29,184
US dollars	1,210
Euro	19,030
Swedish krona	118
Australian dollars	69
Other	6

49,617

Back to Contents
LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

23.    FINANCIAL INSTRUMENTS (Continued)

Interest rate profile of financial liabilities:

	At September 30,

	(£000)
	2001	2002

Fixed rate financial liabilities
Euro	—	(197)
Weighted average period (years)	—	1.3
Weighted average interest rate	—	5.3%

Financial Liabilities on which no interest is paid
Euro	(101)	(307)
Weighted average period (years)	1.3	0.9
Weighted average interest rate	N/a	N/a

Currency risks

     The table below shows the Group’s currency exposures that give rise to the net currency gains and losses that are recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of operations.

	Euro	US dollar	Swedish krona	Australian dollar	Other	Total

	(£000)
Functional currency of Company operations

As at September 30, 2000
Sterling	27,119	2,676	2	—	—	29,797

As at September 30, 2001
Sterling	7,252	1,162	65	27	—	8,506

As at September 30, 2002
Sterling	895	1,210	10	69	6	2,190

Fair values of financial assets and financial liabilities

     The table below shows a comparison of the book values and the estimated fair values of the Group’s financial assets, liabilities and associated derivative instruments.

	Book value September 30, 2001	Fair value September 30, 2001	Book value September 30, 2002	Fair value September 30, 2002

	(£000)
Cash	46,617	46,617	49,617	49,617
Finance leases	—	—	(197)	(197)
Onerous lease contract	(101)	(101)	(307)	(307)
Forward foreign currency contracts	—	(4)	—	—

     The fair value of the lease contracts are estimated by discounting the future cash flows to the net present value. The fair values of derivative financial instruments are estimated by calculating the difference between the contracted rates and the appropriate market rates prevailing at the year end.

Hedges

     Unrecognised gains and losses on instruments used for hedging, and the movements therein are as follows:

Gains/(losses)

(£000)
Unrecognised losses on hedges at September 30, 2001	(4)
Of which:
Losses expected to be recognised in the year to September 30, 2002	(4)

Unrecognised losses on hedges at September 30, 2002	—

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

24.    NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a)	Reconciliation of operating loss to net cash outflow from operating activities
		Year ended September 30,

	2000	2001	2002

		(£000)
Operating loss	(39,451)	(56,994)	(35,773)
Depreciation	1,317	8,744	9,781
Amortisation of goodwill	—	14,660	18,666
Decrease/(increase) in debtors	(5,732)	(451)	2,611
(Increase)/decrease in stocks	(51)	12	(35)
Increase in creditors	4,686	3,155	3,631
Increase/(decrease) in provisions	290	(867)	40
Foreign exchange gains/(losses)	(293)	(493)	859
Share-based compensation	4,582	1,181	(2,485)
Profit on sale of fixed assets	—	(26)	(1)

Net cash outflow from operating activities	(34,652)	(31,079)	(2,706)

(b)	Analysis of net funds position
	Cash at bank	Short term deposits (1)	Finance leases	Loans	Bank overdrafts	Total

	(£000)	(£000)	(£000)	(£000)	(£000)	(£000)
At October 1, 1999	4,319	—	—	—	(70)	4,249
Cash flow	96,822	2,547	—	—	70	99,439

At September 30, 2000	101,141	2,547	—	—	—	103,688
Cash flow	(58,573)	1,502	—	—	—	(57,071)

At September 30, 2001	42,568	4,049	—	—	—	46,617
Cash flow	(3,043)	6,043	85	766	—	3,851
Other non cash movements	—	—	(282)	(766)	—	(1,048)

At September 30, 2002	39,525	10,092	(197)	—	—	49,420

(1)	Short term deposits are included within cash at bank and in hand in the balance sheet.

(c)	Liquid resources comprise money held by the Group’s bankers on short term deposits totalling £10.1 million (2001: £4.0 million). £2.7 million (2001: £2.1 million) of this is held as a financial guarantee for the Group to comply with the Civil Aviation Authority’s terms and conditions on an Air Travel Organiser’s Licence, £2.0 million (2001: £1.3 million) as a financial guarantee in relation to IATA, and £2.9 million (2001: £nil) is held as a financial guarantee for other travel licences.

25.    COMMITMENTS AND CONTINGENCIES

     The Group had made a number of guarantees on behalf of its subsidiary undertakings, which totalled £10.1 million at September 30, 2002 (2001: £4.0 million; 2000: £1.9 million). See note 24(c) above.

26.    RELATED PARTY TRANSACTIONS

     There have been no related party transactions entered into during the year.

27.    COMPANIES ACT 1985

     These financial statements are not the Company's statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Audited statutory financial statements have been prepared and delivered to the Registrar of Companies for England and Wales for lastminute.com plc for the years ended September 30, 2000, 2001 and 2002. Unqualified audit opinions were given for each of these financial statements.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

28.    POST BALANCE SHEET EVENTS

     In November 2002 the Group announced the acquisition of Exhilaration Incentive Management Limited for an initial consideration of £1.0 million, satisfied wholly in new lastminute.com plc shares.

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

Company National Insurance contributions on share options

     The Group, under UK GAAP, provides for its National Insurance contributions on options granted on or after April 6, 1999 under its unapproved share option schemes. In previous periods provision was made at a rate of 12.2% on the difference between the period end share value and the grant price, being the Group's best estimate of the ultimate liability at each period end. The National Insurance employers’ contribution rate changed to 11.8% on April 6, 2001.

     Following the issue of UITF published Abstract 25, “National Insurance on share option gains”, the Group changed its accounting policy with respect to National Insurance on share options and now provides for the expected liability over the period of performance.

     US GAAP requires that payroll taxes incurred in connection with stock-based compensation be recognised on the date of the event that triggers the payment, i.e. the date of the exercise. No provision need therefore be made for the expected liability before the exercise date.

Restructuring provision

     Under UK GAAP, the costs of a fundamental reorganisation or restructuring are shown separately on the face of the profit and loss account after operating loss and before interest. In the year ending September 30, 2002, the Group charged £3,094,000 of costs relating to a fundamental reorganisation following the acquisition of the Travelprice.com Group.

     Under US GAAP, £2,246,000 of these costs would have been included in operating expenses. The remaining costs of £848,000 would have been included in the fair value of assets and liabilities acquired, as explained below.

Deferred taxation

     Under UK GAAP, the Company provides for deferred taxation on all timing differences with the exception of deferred tax assets where it is not considered to be more likely than not that there will be suitable taxable profits to offset the timing differences.

     Under US GAAP, deferred taxation is generally provided on a full liability basis on all temporary differences between the book and tax basis of assets and liabilities. As the Company has incurred operating losses since its inception no deferred tax asset would be recognised under US GAAP because it is more likely than not that it will not be realised.

Goodwill

Travelselect.com Acquisition

     On April 8, 2002, lastminute.com plc completed the acquisition of the entire issued share capital of the Travelselect.com Group. Control of Travelselect.com passed from the vendors to lastminute.com plc on April 8, 2002. As consideration for that acquisition lastminute.com plc issued 13,194,868, £0.01 Ordinary Shares at a market value of £0.61. The Shares were valued at the date of transfer of control. In addition, 579,374, £0.01 Ordinary Shares were issued at a market value of £0.93 on September 25, 2002 and a further £1.7 million is payable in Ordinary Shares or loan notes on March 31, 2003. An estimate of the contingent consideration payable has also been made of £400,000, as required under UK GAAP. Goodwill arising on the transaction amounted to £13.7 million under UK GAAP and is being amortised on a straight-line basis over four years.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

29.    DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Goodwill (Continued)

     Under US GAAP, the Shares would have been valued at the average of the quoted price for a reasonable period before and after the terms of the acquisition are agreed and announced. Hence, under US GAAP, the Shares issued would have been recorded at £0.63 per Share. The effect of using different share prices is to increase the consideration paid for Travelselect.com by £248,000. Under US GAAP, the contingent consideration is not recorded until the contingent criteria have been satisfied, which reduces the consideration by £400,000. In addition, a deferred taxation liability is recognised under US GAAP in respect of the separable intangible assets acquired, resulting in an increase in goodwill of £1,730,000. These differences have been reflected in the valuation of intangible assets acquired shown below. Under US GAAP, goodwill arising on acquisitions from July 1, 2001 is not amortised, but is subject to an annual impairment review. There has been no impairment in the period ended September 30, 2002.

     Values were attributable to intangible assets under US GAAP as follows:

At September 30, 2002

(£000)
Fixed assets
Intangible assets
Trademarks/trade names	4,303
Supplier relations	1,464
Goodwill	9,529

15,296

     The intangible assets recorded for trademarks and supplier relations are being amortised on a straight-line basis over their useful lives of four years.

The Destination Group Acquisition

     On June 12, 2002, lastminute.com plc completed the acquisition of the entire issued share capital of the Destination Group. Control of the Destination Group passed from the vendors to lastminute.com plc on June 12, 2002. As consideration for that acquisition lastminute.com plc issued 4,835,298, £0.01 Ordinary Shares at a market value of £0.84 and paid £8.0 million in cash raised through placing a further 9,638,555, £0.01 Ordinary Shares at a market value of £0.83. These Shares were valued at the date of transfer of control. In addition, an estimate of the contingent consideration payable has been made of £1.5 million as required under UK GAAP. Goodwill arising on the transaction amounted to £13.4 million under UK GAAP and is being amortised on a straight-line basis over four years.

     Under US GAAP, the Shares issued would have been recorded at £0.86 per Share. The effect of using different share prices is to increase the consideration paid for Destination Group by £81,000. Under US GAAP, contingent consideration is not recognised until the contingent criteria have been satisfied reducing the consideration paid for Destination Group by £1,500,000. In addition, a deferred taxation liability is recognised under US GAAP in respect of the separable intangible assets acquired, resulting in an increase in goodwill by £2,568,000. Under US GAAP, goodwill arising on acquisitions from July 1, 2001 is not amortised, but subject to an annual impairment review. There has been no impairment in the period ended September 30, 2002.

     Values were attributable to intangible assets under US GAAP as follows:

At September 30, 2002

(£000)
Fixed assets
Intangible assets
Trademarks/trade names	3,979
Supplier relations	4,582
Goodwill	6,005

14,566

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

29.    DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Goodwill (Continued)

     The intangible assets recorded for trademarks and supplier relations are being amortised on a straight-line basis over their useful lives of four years.

Travelprice.com Group Acquisition

     On August 29, 2002, lastminute.com plc formally completed the acquisition of the entire issued share capital of the Travelprice.com Group. Control of the Travelprice.com Group passed from the vendors to lastminute.com plc on July 22, 2002. As consideration for that acquisition lastminute.com plc issued 28,000,783, £0.01 Ordinary Shares at a market value of £0.92. The Shares were valued at the date of transfer of control. In addition up to 6,644,305, £0.01 Ordinary Shares may be issued in respect of warrants over 4,620,739 Travelprice.com SA shares. Goodwill arising on the transaction amounted to £29.0 million under UK GAAP and is being amortised on a straight-line basis over four years.

     Under US GAAP the Shares issued would have been recorded at £0.93 per Share. The effect of using different share prices is to increase the consideration paid for the Travelprice.com Group by £350,000. In addition, the warrants over the Travelprice.com SA shares would have been valued on the basis of the fair value method set forth in Statement of Financial Accounting Standards 123 ("SFAS 123") and the consideration paid for the Travelprice.com Group would have increased by £146,000. Under US GAAP, account is taken of the acquirer’s intentions when identifying and allocating fair values to the assets and liabilities acquired. Costs of £848,000 relating to the restructuring described in note 5 of notes to the financial statements would have been included in the fair value assessment, reducing the net assets acquired accordingly. These differences have been reflected in the valuation of intangible assets acquired shown below. Under US GAAP, goodwill arising on acquisitions from July 1, 2001 is not amortised, but subject to annual impairment review. There has been no impairment in the period ended September 30, 2002.

     Values were attributable to intangible assets under US GAAP as follows:

At September 30, 2002

(£000)
Fixed assets
Intangible assets
Trademarks/trade names	5,650
Customer databases	169
Goodwill	24,521

30,340

     The intangible assets recorded for trademarks and supplier relations are being amortised on a straight-line basis over their useful lives of four years.

Degriftour Acquisition

     On October 23, 2000, lastminute.com plc formally completed the acquisition of the entire issued share capital of the Degriftour Group. Goodwill arising on the transaction amounted to £58.6 million under UK GAAP and is being amortised on a straight-line basis over four years. Effective control of Degriftour passed from the vendors to lastminute.com plc on September 30, 2000. lastminute.com plc paid, as part consideration for that acquisition, £21.1 million. On the same day, 19,700,000 £0.01 Ordinary Shares were issued at a market value of £1.39 also in consideration for the acquisition. The Shares were valued at the date of transfer of effective control.

     Under US GAAP the Shares issued would have been recorded at £1.615 per Share. The effect of using different share prices is to increase the consideration paid for the Degriftour Group by £4,433,000. This has been reflected in the valuation of intangible assets acquired shown below.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

29.    DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Goodwill (Continued)

     Values were attributable to intangible assets under US GAAP as follows:

At September 30, 2002

(£000)
Fixed assets
Intangible assets
Workforce in-place	614
Internally developed technological systems	282
Trademarks/trade names	2,092
Supplier relations	3,789
Goodwill	56,292

63,069

Urbanbite Acquisition

     On July 13, 2001 the Group acquired Urbanbite Limited for a consideration which was satisfied by the issue of 442,151 new Ordinary Shares at 33.9p each by lastminute.com plc. Under UK GAAP the goodwill arising of £16,000 has been capitalised and is being amortised over four years. Under US GAAP, goodwill arising on acquisitions from July 1, 2001 is not amortised, but is subject to an annual impairment review. There has been no impairment in the periods ended September 30, 2001 or 2002.

Associated Undertakings

LCC24.com

     In June, 2002 the Group purchased a 20% holding in LCC24.com, the newly established German online travel agency of Lufthansa City Center for a consideration of £2,383,000 satisfied by the issue of 2,804,136 new Ordinary Shares at £0.85 each by lastminute.com plc. Under UK GAAP the goodwill arising of £2,364,000 has been capitalised and is being amortised over four years.

     Under US GAAP the Shares issued would have been recorded at £0.81 per Share. The effect of using different share prices is to increase the consideration paid for the investment in LCC24.com by £112,000. Under US GAAP, goodwill arising on equity investments from July 1, 2001 is not amortised, but is subject to an annual impairment review. There has been no impairment in the period ended September 30, 2002.

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

     Under UK GAAP, the Group has followed the requirements of UITF Abstract 31, “Exchanges of businesses or non-monetary assets for an interest in a subsidiary, joint venture or associate”, on the establishment of joint ventures where the Group contributed non-monetary assets and unrealised gains of £226,000 and £202,000 were recognised in the years ending September 30, 2000 and 2001 respectively.

     Under US GAAP, on the establishment of joint ventures where the Group contributed non-monetary assets, no gain would have arisen and the negative goodwill arising would be amortised over the periods expected to benefit therefrom, being four years.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

29.   DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Restricted Cash

     Under UK GAAP, amounts on deposit in respect of guarantees are included in cash in the balance sheet. Under US GAAP, such restricted cash would be disclosed separately in the balance sheet.

     The effect of the above differences on the loss for the period and shareholders’ funds is shown in the following reconciliations.

Profit and loss account

	Year ended September 30,

	2000		2001		2002

	(£000, except shares and per share amounts)
Loss for the period as reported in the consolidated profit and loss account under UK GAAP	(35,790)		(53,588)		(38,081)
Operating costs of a fundamental reorganisation	—		—		(2,246)
Provision for Company National Insurance contributions	525		(662)		259
Goodwill amortisation charge	—		586		4,589
Intangible asset amortisation charge	—		(1,694)		(3,309)
Amortisation of goodwill arising on the investment in associate	—		—		148
Share of operating loss in joint ventures	33		107		107
Exceptional costs of a fundamental reorganisation	—		—		3,094

Net income adjustment	558		(1,663)		2,642

Loss for the period as adjusted to accord with US GAAP	(35,232)		(55,251)		(35,439)

Loss per Ordinary Share as so adjusted — basic and diluted	(35.82	)p	(32.47	)p	(18.76	)p
Loss per American Depositary Share — basic and diluted(1)	(179.10	)p	(162.35	)p	(93.80	)p

(1)	Each American Depositary Share represents five Ordinary Shares.

Comprehensive income

     Comprehensive income under US GAAP, is summarised as follows:

	Year ended September 30,

	2000	2001	2002

	(£000)
Loss in accordance with US GAAP	(35,232)	(55,251)	(35,439)
Currency translation differences	22	(414)	859

Comprehensive income adjusted to accord with US GAAP	(35,210)	(55,665)	(34,580)

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

29.    DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     Movements in other comprehensive income amounts are as follows:

Currency translation differences

(£000)
At October 1, 1999	—
Arising in the period	22

At September 30, 2000	22
Arising in the period	(414)

At September 30, 2001	(392)

Arising in the period	859

At September 30, 2002	467

Shareholders' funds

	At September 30,

	2001	2002

	(£000)
Shareholders' funds as reported in the consolidated balance sheet under UK GAAP	88,912	104,576
Intangible fixed assets
Cost	4,433	8,504
Amortisation	(1,108)	173

	3,325	8,677
Investments – joint ventures	(288)	(181)
Investments – associate	—	36
Cash	(4,049)	(10,092)
Restricted cash	4,049	10,092
Provisions for liabilities and charges —
Company National Insurance contributions	26	285

Shareholders' funds as adjusted to accord with US GAAP	91,975	113,393

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

     Under US GAAP, the following would be reported:

	Year ended September 30,

	2000	2001	2002

	(£000)
Net cash used in operating activities	(30,916)	(27,635)	(1,968)
Net cash used in investing activities	(14,089)	(31,025)	(9,093)
Net cash provided by financing activities	141,827	87	8,018

Increase/(decrease) in cash and cash equivalents	96,822	(58,573)	(3,043)
Cash and cash equivalents at beginning of period	4,319	101,141	42,568

Cash and cash equivalents at end of period	101,141	42,568	39,525

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

29.   DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Additional disclosures required by US GAAP in respect of deferred taxation

     Deferred tax comprises the following:

	At September 30,

	2001	2002

	(£000)
Deferred taxation liabilities:
Excess of value of fixed assets over book value	(1,585)	(6,855)

	(1,585)	(6,855)
Deferred taxation assets:
Excess of taxation value over book value of fixed assets	1,108	2,075
Taxation effect of losses carried forward	17,910	32,899
Other temporary differences	—	1,825

	19,018	36,799
Less: Valuation allowance	(17,433)	(29,944)

Total deferred taxation assets	1,585	6,855

	—	—

Additional information required under US GAAP in respect of derivative and hedging activities

     Under Statement of Financial Accounting Standards 133 (“SFAS 133”), all derivatives are required to be recognised in the balance sheet as either assets or liabilities and measured at fair value. The Group had limited activity in derivatives at September 30, 2001 and their fair values were insignificant. The Group had no derivatives at September 30, 2002. See note 23 of notes to the financial statements.

Additional information required under US GAAP in respect of share-based compensation

     At September 30, 2002, the unearned compensation expense was £13,000. The Company expects to amortise this in the year ending September 30, 2003.

     Under US GAAP, where the intrinsic value method in APB 25 is used for the measurement of stock based compensation, disclosure of the pro forma effect on net loss and net loss per share is required on the basis of the fair value method set forth in Statement of Financial Accounting Standards 123 ("SFAS 123"). Under SFAS 123, using the fair values given in note 7, net loss for the year ended September 30, 2002 would have been £39.9 million (2001: £54.2 million, 2000: £37.6 million) and basic and diluted net loss per share would have been 21.16p (2001: 31.85p, 2000: 38.27p).

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

     At September 30, 2002, the Company did not consider there to be any significant concentration of credit risk.

Back to Contents

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

29.    DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Impact of recently issued accounting standards

     UK GAAP

     FRS 17, Retirement Benefits, issued in November 2000, is fully effective for accounting periods beginning on or after January 1, 2005. Certain of the disclosure requirements are effective for periods prior to the January, 2005 deadline. FRS 17 will have no impact on the Group’s financial position and results under UK GAAP.

     US GAAP

     SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, both issued in June 2001, are effective for accounting periods beginning after December 15, 2001. Under the new rules, goodwill and separable intangible assets deemed to have indefinite lives will no longer be amortised but will be subject to annual impairment tests. Other intangible assets, except for workforce in place, will continue to be amortised over their useful lives. The impact of the new standards for the year ended September 30, 2003 will be to reduce the goodwill amortisation charge by £14.7 million under US GAAP in respect of the Degriftour acquisition.

     SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001, is effective for accounting periods beginning after December 15, 2001. SFAS 144 supersedes SFAS 121 and, while retaining many of the recognition and measurement provisions of SFAS 121, it excludes goodwill and indefinite-lived intangible assets from its impairment provisions and it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale. SFAS 144 also supersedes the provisions of APB 30 with regard to reporting the effects of a disposal of a business segment and requires expected future operating losses from discontinued operations to be reported in the periods in which the losses are incurred rather than as of the measurement date. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. As the provisions of SFAS 144 are to be applied prospectively, the impact on the Group, if any, will depend upon the circumstances existing at that time.

     SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, issued in July 2002, is effective for exit or disposal activities that are initiated after December 31, 2002. The statement requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. FAS 146 is not expected to have an effect on the Group’s financial position.

Back to Contents

Schedule II

Valuation and Qualifying Accounts

	Valuation and Qualifying Accounts

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period

	(£000)
Year ended September 30, 1999
Provisions for bad and doubtful debts	—	10	—	10

Year ended September 30, 2000
Provisions for bad and doubtful debts	10	284	(12)	282

Year ended September 30, 2001
Provisions for bad and doubtful debts	282	235	(275)	242

Year ended September 30, 2002
Provisions for bad and doubtful debts	242	2,449	(1,429)	1,262

S - 1

Back to Contents

As filed with the Securities and Exchange Commission

for the year ended September 30, 2002

________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

_______________

EXHIBITS

TO

FORM 20-F

ANNUAL REPORT

UNDER

THE SECURITIES ACT OF 1934

_______________

LASTMINUTE.COM PLC

________________________________________________________________________________

Back to Contents

EXHIBIT INDEX

     The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1*	Memorandum and Articles of Association of lastminute.com plc
2.1*	Form of American Depositary Receipt
2.2*	Form of Deposit Agreement between lastminute.com plc and the Morgan Guaranty Trust Company of New York, as depositary
4.1*	Subscription and Shareholders' Agreement dated June 29, 1998
4.2*	Shareholders' Agreement dated May 21, 1999
4.3*	Subscription Disclosure Letter Agreement dated May 21, 1999
4.4*	First Supplemental Shareholders' Agreement dated June 4, 1999
4.5*	Second Supplemental Shareholders' Agreement dated November 16, 1999
4.6*	Third Supplemental Shareholders' Agreement dated February 4, 2000
4.7*	Deed of Adherence to Shareholders' Agreement dated February 15, 2000
4.8*	Share Exchange Agreement dated February 15, 2000
4.9*	Travel Agency Booking Agreement between Apollo Travel Limited and Last Minute Network Limited dated August 5, 1998
4.10*	Side letter agreement between Apollo Travel Limited and Last Minute Network Limited dated April 31, 1999 (sic)
4.11*	Lufthansa Warrant Instrument dated January 31, 2000
4.12*	Virgin Atlantic Airways Warrant Instrument dated February 14, 2000
4.13*	Acquisition Agreement dated January 26, 2000
4.14*	Service Agreement dated February 24, 2000 between Brent S.Hoberman and last minute.com plc
4.15*	Service Agreement dated February 24, 2000 between MarthaLane Fox and last minute.com plc
4.16*	1998 Unapproved Executive Share Option Scheme
4.17*	1999 Unapproved Executive Share Option Scheme
4.18*	2000 Unapproved Executive Share Option Scheme
4.19*	2000 Approved Executive Share Option Scheme
4.20*	2000 Non-Executive Share Option Scheme
4.21*	Acquisition Agreement dated August 11, 2000 between lastminute.com plc, lastminute S.A.R.L. and Francis Reversé, Pierre Henri Alzon, Pierre Jacques Alzon, Phillipe Merlhiot and Frédéric Battut and their respective spouses and children
4.22*	First Demand Guarantee dated October 23, 2000 between lastminute S.A.R.L., Barclays Bank plc and FrancisReversé, Pierre Henri Alzon, Pierre Jacques Alzon, Phillipe Merlhiot and Frédéric Battut and their respective spouses and children
4.23*	First Demand Guarantee dated October 19, 2000 between Banque Eurofin, lastminute.com plc, and lastminute S.A.R.L.
4.24*	First Demand Guarantee dated October 19, 2000 between Banque Eurofin, lastminute.com plc, and lastminute S.A.R.L.
4.25	Service Agreement dated June 21, 2001 between David Howell and Last Minute Network Limited
4.26	Lastminute.com plc Sharesave Scheme dated February 14, 2002
4.27	Service Agreement dated April 8, 2002 between Vimal Khosla and Last Minute Network Limited
8.1	List of Subsidiaries
10.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as exhibits to Registration Statement on Form F-1 (Registration No. 333-11582), or the Annual Report on Form 20-F for the fiscal year ended September 30, 2001 of lastminute.com plc and incorporated herein by reference.