Form 20-F
period 2003-09-30
LASTMINUTE COM PLC
filed 2004-03-31
CIK 1108034

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: September 30, 2003

or

TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 0-30604

lastminute.com plc
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

4 Buckingham Gate
London SW1E 6JP
United Kingdom
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

Ordinary Shares 296,939,244

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

     In this Annual Report, references to “$”, “US$”, “US dollars”, and “dollars” are to the currency of the United States, references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union, and reference to “pounds sterling”, “pounds”, “£”, “pence”, and “p” are to the currency of the United Kingdom. This report contains translations of pounds sterling amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from pounds sterling into US dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of pounds sterling amounts into US dollars are at the rate of £1.00 : $1.8830, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on February 13, 2004. See “Item 3 — Key Information — Exchange Rate Information” for historical information regarding the noon buying rate for pounds sterling.

     The noon buying rate at February 13, 2004 was $1.8830 = £1.00.

     We maintain our financial books and records in pounds sterling and present our financial statements in conformity with accounting principles generally accepted in the United Kingdom, or UK GAAP. As applicable to our financial statements, UK GAAP and US GAAP differ as described in note 30 of notes to the financial statements.

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

     The selected consolidated financial data are derived from the consolidated financial statements of the Group, which have been prepared in accordance with UK GAAP and audited by Ernst & Young LLP, our independent auditors. As applied to our financial statements, UK GAAP and US GAAP differ as described in note 30 of notes to the financial statements.

     US dollar amounts have been translated at the noon buying rate on February 13, 2004 of $1.8830 = £1.00 solely for convenience.

Profit and Loss Account Data:

	Year ended September 30,

	1999		2000		2001		2002		2003		2003

	(£)		(£)		(£)		(£)		(£)		($)
	(in thousand, except shares and per share and per ADS amounts)

Total Transaction Value (1)	2,647		34,189		124,210		245,971		552,445		1,040,254

Turnover
Group and share of joint ventures	195		3,740		18,416		35,077		190,705		359,098
Less share of joint ventures	—		—		(47)		(187)		(2,311)		(4,352)
Continuing operations
- Ongoing	195		3,740		18,369		34,890		59,734		112,479
- Acquisitions	—		—		—		—		128,660		242,267
Group turnover (2)	195		3,740		18,369		34,890		188,394		354,746
Cost of sales	18		401		1,165		1,626		87,447		164,663

Gross profit	177		3,339		17,204		33,264		100,947		190,083

Operating costs
Product development	1,398		9,951		7,800		6,081		5,900		11,110
Sales and marketing	1,597		20,711		27,207		21,932		62,966		118,565
General and administration	1,716		10,811		15,787		12,577		22,129		41,669

Operating costs before depreciation and goodwill amortisation	4,711		41,473		50,794		40,590		90,995		171,344
Depreciation	33		1,317		8,744		9,781		14,798		27,865
Goodwill amortisation	—		—		14,660		18,666		42,261		79,577
Total operating costs	4,744		42,790		74,198		69,037		148,054		278,786

Operating (loss)/profit
Continuing operations
- Ongoing	(4,567)		(39,451)		(56,994)		(35,773)		(53,731)		(101,175)
- Acquisitions	—		—		—		—		6,624		12,473
Group operating loss	(4,567)		(39,451)		(56,994)		(35,773)		(47,107)		(88,702)
Share of operating loss in joint ventures	—		(75)		(196)		(413)		(183)		(345)
Share of operating loss in associate	—		—		—		(4)		(5)		(9)
Goodwill amortisation arising on an investment in an associate	—		—		—		(148)		(592)		(1,114)

Total operating loss: group and share of joint ventures and associate	(4,567)		(39,526)		(57,190)		(36,338)		(47,887)		(90,170)
Continuing operations:
- Exceptional costs of a fundamental reorganisation	—		—		—		(3,094)		—		—

Loss on ordinary activities before interest and taxation	(4,567)		(39,526)		(57,190)		(39,432)		(47,887)		(90,170)
Interest receivable	68		3,777		3,480		1,419		1,402		2,640
Interest payable and similar charges	(1)		(41)		(36)		(62)		(1,222)		(2,301)

Loss on ordinary activities before taxation	(4,500)		(35,790)		(53,746)		(38,075)		(47,707)		(89,831)
Tax on loss on ordinary activities	—		—		158		(6)		62		117

Loss for the financial period	(4,500)		(35,790)		(53,588)		(38,081)		(47,645)		(89,714)

Loss per share — basic and diluted (4)	(13.51	)p	(36.39	)p	(31.50	)p	(20.15	)p	(17.88	)p	$(0.34)
Loss per ADS — basic and diluted (4), (5)	(67.55	)p	(181.95	)p	(157.50	)p	(100.75	)p	(89.39	)p	$(1.70)
Weighted average number of Ordinary Shares outstanding (4)	33,595,515		98,347,405		170,137,039		188,953,672		266,509,525		266,509,525
Amounts under US GAAP
Group operating loss	(4,404)		(38,926)		(58,764)		(36,480)		(12,966)		(24,415)
Loss for the financial period	(4,504)		(35,232)		(55,251)		(35,439)		(13,179)		(24,816)
Loss per share — basic and diluted (4)	(13.53	)p	(35.82	)p	(32.47	)p	(18.76	)p	(4.95	)p	$(9.31)
Loss per ADS — basic and diluted (4), (5)	(67.65	)p	(179.10	)p	(162.35	)p	(93.80	)p	(24.75	)p	$(46.55)

Back to Contents

__________

(1)	Total transaction value does not represent our turnover. Where the Group acts as agent or cash collector, total transaction value represents the price at which goods have been sold across the Group's various platforms, net of value added tax. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of goods provided. In such cases total transaction value represents the flat fee commission earned. Where the Group acts as principal, total transaction value represents the price at which products or services are sold across the Group's various platforms, net of value added tax. This is a UK industry wide measure which clearly shows the volume of sales going through the business. Management believes TTV is a useful measure because it includes the total price to the customer for each product or service and enables like for like comparison across all products.
(2)	Turnover represents the aggregate amount of revenue from products sold and it is stated exclusive of recoverable VAT and associated taxes. Where the Group acts as agent and does not take ownership of the products or services being sold, turnover represents commission earned, less amounts due or paid on any commission shared. Where the Group acts as principal and purchases the product or services for resale, turnover represents the price at which products or services have been sold across the Groups various platforms. Turnover also includes advertising and sponsorship income which is recognised over the period to whichit relates. Travel turnover is recognised on the date of departure.
(3)	EBITDA consists of Group operating profit/loss before interest, taxes, depreciation and amortisation. EBITDA is included because management believes it is a useful additional measure of performance and allows for meaningful comparison between periods. EBITDA should not be considered as a substitute for operating loss, net income, cash flow or other statements of operations or cash flow data computed in accordance with UK GAAP or US GAAP or as a measure of our results of operations or liquidity. The EBITDA measures presented may not be comparable to similarly titled measures used by other companies.
(4)	Shares and per share amounts have been retroactively adjusted for the 284 for 1 bonus issue of Ordinary Shares which occurred on February 15, 2000.
(5)	Each ADS represents five shares.

Balance Sheet Data:

	At September 30,

	1999	2000	2001	2002	2003	2003

	(£)	(£)	(£)	(£)	(£)	($)
	(in thousands)
Amounts under UK GAAP
Fixed assets	403	72,815	58,025	96,629	151,436	285,154
Current assets	5,063	114,283	57,830	65,793	151,886	286,001

Total assets	5,466	187,098	115,855	162,422	303,322	571,155
Creditors: amounts falling due within one year	2,289	38,363	26,400	53,690	131,669	247,933

Total assets less current liabilities	3,177	148,735	89,455	108,732	171,653	323,222
Creditors: amounts falling due after more than one year	—	6,031	—	42	70,620	132,977
Provisions for liabilities and charges	614	1,410	543	4,114	3,892	7,328

Net assets	2,563	141,294	88,912	104,576	97,141	182,917

Share capital	3	1,505	1,733	2,360	2,969	5,591

Amounts under US GAAP
Total assets	5,466	191,338	118,892	170,954	357,398	672,980
Redeemable preferred stock	6,462	—	—	—	—	—
Net (liabilities)/assets	(3,903)	146,222	91,975	113,393	176,239	331,858
Share capital	1	1,505	1,733	2,360	2,969	4,934

Non-financial Operating Data:

     Non-financial operating data are prepared to enable the Directors to monitor the Company’s performance and manage the business.

	Year ended and at September 30

	1999	2000	2001	2002	2003

Number of items sold in the period (1)	23,866	312,912	806,155	1,719,362	3,473,595
Number of registered subscribers at the period end (2)	364,750	2,850,678	4,208,484	6,443,381	7,745,058
Number of customers at the period end (3)	10,189	156,196	536,446	1,277,887	2,763,289
Number of suppliers at the period end (4)	548	9,221	9,286	14,454	15,514

__________

(1)	An item sold is an individually priced product or service purchased by a customer within the period.
(2)	Registered subscribers are users of our website who have submitted their e-mail addresses and other data and have elected to receive lastminute.com’s weekly e-mail. This does not include users who register with the Company, but elect not to receive its weekly e-mails. Since lastminute.com counts its registered subscribers based on their e-mail addresses, users who registered multiple times using different e-mail addresses will count as multiple registered subscribers. For example, if a user has registered with lastminute.com using an e-mail address at work and one at home, the user will be counted as two registered subscribers.
(3)	The number of customers is the cumulative number of unique customers (excluding repeat customers) since the inception of lastminute.com and the cumulative number of Degriftour, Travelselect.com, Destination Group, Travelprice.com, eXhilaration and holiday autos unique customers (excluding repeat customers) since October 2000, April 2002, June 2002, July 2002 , November 2002 and March 2003 respectively. Customers are defined as individuals who have purchased goods and services over lastminute.com Group’s platforms.
(4)	The number of suppliers includes individual airlines, hotels, holiday package suppliers, entertainment vendors, gift suppliers, restaurants, specialty service suppliers and car hire.

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

Year ended September 30,	Period end US$	Average rate US$(1)	High US$	Low US$

1999	1.65	1.63	1.72	1.55
2000	1.48	1.55	1.68	1.40
2001	1.47	1.44	1.50	1.37
2002	1.57	1.48	1.58	1.41
2003	1.66	1.61	1.68	1.54
Month
August 2003	1.58	1.59	1.62	1.57
September 2003	1.66	1.62	1.66	1.57
October 2003	1.70	1.68	1.70	1.66
November 2003	1.72	1.69	1.72	1.67
December 2003	1.78	1.75	1.78	1.72
January 2004	1.82	1.83	1.85	1.79
February 2004 (through February 13, 2004)	1.88	1.86	1.89	1.82

__________

(1)	The average rate is the average of the noon buying rates on the last day of each month during an annual period and the average of the noon buying rates on each day during a month period.

Capitalisation and Indebtedness

     Not applicable to Annual Reports.

Reasons for the Offer and Use of Proceeds

     Not applicable to Annual Reports.

Back to Contents

Risk Factors

     The risks described below, should be carefully considered as our business, financial condition or results of operations could be materially adversely affected by such risks. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Declines or disruptions in the travel industry generally could reduce our turnover

     A large proportion of our total transaction value is driven by the trends, including seasonal fluctuations, which occur in the travel industry, including the airline, hotel, car rental and package holiday industries. As with the other products and services we offer, the travel industry is highly sensitive to business and personal discretionary spending levels and tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel are likely to reduce our gross profit, including:

•	increased prices in the airline, hotel, car rental or other travel-related industries;

•	shortages in the supply of lifestyle tickets available to the Group due to unusually high demand;

•	increased occurrence of travel-related accidents;

•	airline or other travel-related strikes;

•	regional hostilities, war and terrorism;

•	political instability; and

•	poor weather conditions (including exceptional local weather).

We continue to face competition and if we are unable to compete effectively we may be unable to maintain or expand our unique customers and we may lose customers

     If we are unable to adequately respond to the competitive challenges we face or establish a sustainable competitive advantage, we may be unable to maintain or expand our customers and we may lose market share. The markets for the products and services offered on our websites are increasingly competitive. As we compete with various companies across numerous product and service categories, we may be unable to predict or adequately plan for the strategies of our existing competitors. We may be unable to respond quickly or adequately to the changes in the marketplace brought on by new product and service offerings, the introduction of new website features and functionality, and the marketing and promotional efforts of our existing competitors or new competitors. We also expect that we will be continually challenged by new and existing competitors who may have longer operating histories, larger customer bases and greater brand recognition. In addition, our competitors may have significantly greater financial, technical, marketing and other resources than we do. Furthermore, our competitors may be established in a country or market prior to our entry or may replicate and successfully execute a business plan similar to ours. Any of those occurrences may increase our entry costs and decrease our ability to compete effectively.

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

Back to Contents

Historically we have not been profitable

     We have experienced losses in each year since our inception on April 1, 1998 and in the period from April 1, 1998 to September 30, 2003 we have incurred losses of £103.5 million before goodwill amortisation of £76.3 million, which resulted in total losses for that period of £179.8 million.

     We had a net cash inflow from operating activities in 2003. EBITDA was positive for the first time in 2003, although operating results after depreciation and goodwill amortisation continued to show an operating loss. However, if we are not able to increase turnover, maintain margin levels, or control our cost base we will not be able to reach operating or total profitability.

If we do not maintain our relationships with suppliers, we may be unable to increase the attractiveness of our services or provide satisfactory services to our registered subscribers, which would limit our potential market share

     Some of our suppliers, such as airlines, offer their products or services directly to consumers through the Internet and may not use our website. Although we are not aware of any airlines having decided to concentrate exclusively on offering last minute services through an Internet-based platform, a number of airlines now offer Internet-based travel services. These initiatives could prove to be a serious threat to our supplier base and one of our product categories.

     Our business model relies on our relationships with suppliers to increase the number and variety of products that we offer and provide additional services and content to attract new users. Despite the growth in size of our business giving us buying power within the market, supplier relationships are fundamental to our success. In turn, we believe a large customer base encourages our suppliers to accept our website as an efficient and profitable distribution channel for their products and services and to expand their use of it. If we do not maintain the quality of our supplier relationships, the number and breadth of products and services we offer could significantly decrease. As a result, we may be prevented from increasing the attractiveness of our services to our customers, which would limit our potential market share.

     Although we have either formal contracts or letter agreements with the majority of our suppliers, not all of our suppliers are under an obligation to offer their products and services through our website. It is possible that suppliers may choose not to distribute their products and services through our website, or through the Internet at all. Suppliers could elect to terminate our contracts at any time or upon short notice, pursue relationships with our competitors, develop or acquire services that compete with our services or sell exclusively through other sales and distribution channels.

     In addition, we rely on our suppliers' computer and distribution systems. Any interruption in the services of these computer and distribution systems or deterioration in our suppliers' services will negatively affect our customers' perception of our services. If the products and services that we are able to offer are not well received by our customers, our reputation could be damaged and our gross profit could decrease.

If our systems are unable to provide acceptable performance as the use of our services increases, we may not be able to attract new customers and suppliers and may lose existing customers and suppliers to our competitors

     If we are unable to provide reliable, real-time access to our information systems for our customers and suppliers, we may not be able to attract new customers and suppliers and may lose our existing customers and suppliers to our competitors. As our operations grow in both size and scope we will need to continuously improve and upgrade our systems and infrastructure to maintain and improve the reliability, security and speed of, as well as access and availability to, our website.

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

Back to Contents

Recent acquisitions may have adverse effects on our business

     We have made a number of acquisitions of companies in the last financial year. These acquisitions involve certain risks that may adversely affect our business in several respects. For example, the integration of the acquired companies requires significant attention from our management, which could have an adverse affect on our ability to manage our business and could increase our losses.

     As expected, the internal controls in a number of the smaller acquired businesses were not as mature or robust as required in a public company because they were typically small growing entrepreneurial businesses. Management has worked on improving these controls during the year and believe they will be strengthened further as all businesses are moved to Oracle in the next financial year.

     In addition, our recent acquisitions aimed to improve distribution channels, increase market share and bring synergies to various areas of the business. There is a risk that those expected synergies may not be realized and our cost base may not be reduced to the extent anticipated. Finally, the impact of integration of acquired companies on our cultures, policies and locations may cause disruption affecting both our TTV and our margins.

Rapid growth may cause control issues if the risk is not managed correctly

     Following 46% organic growth and in excess of 100% growth through acquisition year-on-year, there is the ongoing risk that control may be lost. Problems may be addressed reactively rather than pro-actively as senior management seeks to maintain control over the rapidly grown business. For example acquired businesses do not normally use the same systems as us, so unless we integrate efficiently, there may be reporting issues, or our current systems may not be robust enough to cope with our current level of organic growth.

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

     In addition, as our business has expanded, we have needed to add new information technology and engineering personnel to maintain and expand our website and systems and customer support personnel to serve our increased customers base. If we become unable to hire and successfully train sufficient employees or contractors in these areas, users of our website may have negative experiences and we may lose customers, which could decrease our gross profit and the value of our brand.

We rely on services from third parties to carry out our business and to deliver our products to customers. If there is any interruption or deterioration in the quality of these services our customers may not continue using our services

     We rely on third-party computer systems and third-party service providers, including the central reservation systems of airlines and hotels and our marketing partners, to make airline tickets and hotel room reservations and credit card verifications and confirmations, to host our website and to advertise and deliver the products sold on our website to customers. We also rely on third-party licenses for the software underlying our technology platform. Any interruption in our ability to obtain the products or services of these or other third parties or a deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to deliver high-quality products and services in a timely manner to our customers, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternative source of systems support on a timely basis or on terms as advantageous to us.

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

Back to Contents

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

A decline in commissions or the availability of our merchant rates or the elimination of commissions could reduce our gross profit

     Currently, the principal source of our gross profit is commissions or merchant rates paid to us or provided to us by suppliers for bookings or purchases made through our website. If current industry standard gross margins decline or otherwise change or if our suppliers reduce their commission rates or eliminate commissions entirely, it is possible that our gross profit would be reduced. Travel suppliers are not obligated to pay any fixed commission rate for bookings or purchases made through our website and, as a result, the level of our commissions may fluctuate. Moreover, commissions in the airline industry have been falling over the past few years.

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

Back to Contents

Our strategy to develop internationally depends on our ability to develop an adequate international supplier and customer base, and if we fail to attract sufficient international demand for our services, our growth will be limited and our operating results may be harmed

     We launched our website in France, Germany and Sweden in 1999, and in Spain, The Netherlands and Italy in 2000. The acquisitions in September 2000 of the Degriftour Group in France and at the end of July 2002 of the Travelprice.com Group, which operates in France, Belgium, Italy and Spain, form part of our strategy to further expand our business in continental Europe. In 2003 our acquisition of holiday autos increased our scale in Germany and gave us a significant business presence in Scandinavia. We may pursue expansion through further acquisitions or otherwise. If we do not develop adequate local supplier or customer bases we do not believe that the local versions of our website will be accepted as a viable market for our products and services in these or other European countries. In this case, our growth will be limited and our operating results may be harmed. We continue to invest in promoting our websites in France, Germany, Sweden, The Netherlands, Spain, Belgium and Italy.

     We are also exploring opportunities to expand into other markets. We established joint ventures with Travel.com.au in Australia and New Zealand in March 2000 and Tourvest in South Africa in May 2000. In August 2000, lastminute.com was launched in the Australian market. In September 2001 we completed a joint venture agreement with Sol Melia Travel SA in Spain, repurchased in September 2003. We also announced a joint venture partnership in January 2002 with Kinki Nippon Tourist Co. Limited, Nippon Travel Agency Co. Limited, Japan Efund, Mitsubishi Corporation/MC Capital fund and Credit Saison Co. Limited, establishing an e-commerce business in Japan. If these joint ventures do not develop an adequate supplier or customer base we do not believe that the local version of our website operated by these joint ventures will be accepted as a viable market for our products and services, in which case our growth may be limited and our operating results may be harmed.

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

Back to Contents

If the growth in the use of the Internet by consumers and businesses for e-commerce does not continue or declines, our business will not succeed and the value of our shares and ADSs will decline

     Our future gross profit and operating results depend upon the widespread acceptance and use of the Internet and on-line services as a medium for commerce throughout Europe and elsewhere. Acceptance of the use of on-line services in turn depends in part on acceptance of the Internet as a secure environment in which to release credit card and other personal data. Rapid growth in the use of the Internet and on-line services may not continue. The growth in use of the Internet by consumers for e-commerce purposes may not continue or use may decline. Demand for and market acceptance of recently introduced products and services over the Internet as well as Internet security is subject to a level of uncertainty.

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

If we fail to increase our brand recognition among consumers, we may not be able to attract and expand our customer base

     We believe that enhancing and maintaining the lastminute.com brand is fundamental to our efforts to attract customers and to expand our registered subscriber base, especially since there are a number of websites that offer potentially competing services. Many competing websites already have well-established brands in on-line services or the travel industry generally. Promotion of our brand may well depend on personal recommendations and repeat business based on our success in providing a high-quality on-line experience supported by a high level of customer service. Our marketing and advertising expenditures may not be effective to support our brand. Even if recognition of our brand increases, it may not lead to an ongoing increase in our customer base.

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

Back to Contents

If we are unable to protect our intellectual property from copy or use by others, our competitors may gain access to our content and technology

     We regard much of our content and technology as proprietary and try to protect our intellectual property rights by relying on trade mark and copyright protection and confidentiality laws and contracts. If we are unable to protect our intellectual property, it would be possible for someone else to copy or otherwise obtain and use our proprietary content and technology without our authorisation or to develop a similar business model independently, which would put us at a competitive disadvantage. There may not be effective trade mark, copyright and confidentiality protection in every country in which our services are made available and policing unauthorised use of proprietary information is difficult and expensive. For example, French law does not provide for any patent protection for software and know-how.

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

If we are unable to obtain trade mark registrations for our brands and prevent third parties from using similar names, the value of our brand may be diminished

     We may not be able to obtain trade mark registrations in the European Union and in any of the countries in which we operate or into which we may expand. In addition, there may be substantial delays in obtaining registrations. Our application to obtain registered trade mark protection in the European Union for the name “lastminute.com” has met with a number of objections from the European Union trade mark registry that the name is not descriptive of our services and other objections may be received from other relevant trade mark registers or third parties. Furthermore, several competitors in relation to their late booking or late purchase services use the term “last minute”. These two factors may make it difficult for us to register our name as a trade mark and prevent third parties from using similar names in relation to competing products and services, which may result in dilution or devaluation of our brand.

We may be sued for infringing a third party's intellectual property rights and, if we were to lose our intellectual property rights, we could be unable to carry on our business in its current form or to expand our operations internationally

     We could be sued based on a claim that we have infringed the patents, copyrights, trade marks, service marks or other intellectual property rights of a third party. In particular, we are aware of the existence in several jurisdictions of third parties who have company names, trade marks or domain name registrations which are similar to our name. The existence of these third-party company names, trade marks and domain names may have a material effect on our ability to carry on our present operations, or to expand our operations into those jurisdictions..

     We have not launched a US or Canadian version of our lastminute.com website, although we may do so in the future. The existence of third-party rights in the United States, Canada and some other jurisdictions may prevent us from operating successfully there under our current brand name, as we are aware of a number of third parties who use the words last minute in their company or business names or domain name registrations. Some of these third parties have also obtained trade mark registrations incorporating the words last minute, and it is possible that any of these third parties may sue us for trade mark infringement or related claims.

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

Back to Contents

If we are unable to ensure the security and privacy of the confidential information of our customers, they may discontinue using our services

     Any publicised security problems affecting e-commerce companies could inhibit the growth of Internet-based commerce and, accordingly, cause our customers to discontinue using our services and inhibit our gross profit growth. The secure transmission of confidential information over the Internet and the security of our systems, in general, is essential in maintaining consumer and supplier confidence in our services. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers.

     There have been external instances where unidentified third parties have individually or collectively taken action to deliberately disrupt the operations of major commercial websites similar to ours. If similar action were taken against our website, it could limit our ability to operate our website and damage the systems we use to operate our business, which could have a negative impact on our reputation and our results of operations. A party that is able to circumvent our security systems also could steal proprietary information. Security breaches also could expose us to a risk of loss or litigation and possible liability. Under current credit card practices, we may be held liable for fraudulent credit card transactions and other payment disputes with customers. In the event of a security breach, the extent to which we may be able to claim against our firewall provider for any losses suffered by us arising out of a failure of our firewall, which is a network device that separates the public Internet from the private network to allow the enforcement of data security policies, is limited and may be insufficient to repair our computer systems or recover our losses.

Government regulation relating to e-commerce may restrict our ability to collect and use data that is of commercial use to us

We may face restrictions on our ability to collect and use personal data and possible civil and criminal sanctions for its unauthorised or improper use

     The European Union has adopted a directive which imposes restrictions on the collection, use and processing of personal data. Pursuant to the directive, we need to ensure that we use personal data in the most commercially beneficial way within the provisions of applicable data protection legislation. We currently do this through our registration process and privacy policy, but we may be unable or it may be impractical, to obtain the required consents in the future and this may limit our ability to use personal data.

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

If we are unable to use "cookies", we may be unable to provide targeted offerings

     Cookies are pieces of information sent by a web server to a web browser that the browser is expected to save and which can later be used to identify a user. Websites typically place cookies on a user's hard drive without the user's knowledge or consent. We use cookies for a variety of reasons, including collecting data derived from the user's activity while visiting our website, and we currently require users to enable the usage of cookies before they can make purchases from our website. However, most currently available web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drives. Also, users accessing websites using their employers' computer systems may be restricted in their ability to receive and store cookies by virtue of their employers' security policies. There is a directive relating to processing of personal data and the protection of privacy in the electronic communications sector (the “Electronic Communications Sector Directive”). The Electronic Communications Sector Directive was to be implemented by the member states by October 31, 2003 (in the United Kingdom it was implemented on December 11, 2003 by the Privacy and Electronic Communications (EC Directive) Regulations 2003) as this Directive requires companies in the EU members States to give clear and comprehensive information about the use of cookies prior to using any website, and give the user an option to

Back to Contents

refuse such use. In France, CNIL (La Commission Nationale de l'Informatique et des Libertés) has issued a recommendation that the use of cookies should be disclosed to users and that users should be informed of their right to oppose their use and that the misuse of cookies can give rise to criminal liability in certain circumstances. Under the Directive, cookies are to be considered as a means of processing data and will be regulated by the principles of the Directive if data qualifying as personal data is collected. Cookies are now subject to increased levels of legislation limiting or prohibiting their use. Limitations on, or the elimination of, our use of cookies, or obligations on us to allow registered subscribers to object to the use of cookies could limit the effectiveness of the advertisements that are delivered on our websites and could also limit the effectiveness of our sales and marketing efforts.

Due to our presence on the Internet and operation as an e-commerce website we may be open to civil and criminal sanctions in numerous jurisdictions

     E-commerce is new and rapidly changing, and regulation relating to the Internet and e-commerce is new and evolving. The European Union has recently adopted a directive dealing with certain aspects of electronic commerce such as liability for intermediate service providers and electronic contracting and has adopted another directive dealing with electronic signatures. We will need to comply with certain aspects of the directive on electronic commerce, such as information that will need to be provided to consumers in conducting e-commerce. EU member states were expected to implement the directive before January 17, 2002, although not all have done so. The United Kingdom implemented them through the Electronic Commerce (EC Directive) Regulations 2002 which came into force on August 21, 2002. The European Union's distance selling directive is also applicable to e-commerce and is already required to be implemented by the member states of the European Union. The United Kingdom implemented this directive as the Consumer Protection (Contracts Concluded by Means of Distance Communication) Regulations 2000, which came into force on October 30, 2000. These regulations provide for certain information to be provided to consumers prior to and after concluding a contract over the Internet and further provide consumers with a cancellation period with respect to the purchase of certain goods and services. It is possible that additional laws will be enacted in respect of the sale of goods and services over the Internet, such as tougher consumer protection laws, which could reduce the rate of growth of e-commerce and could harm our business both directly and indirectly.

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

Back to Contents

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

We may be subject to litigation for content provided or representations made on our website, which may be costly and time-consuming to defend

     Because users may access content on our website, download our content and transmit it to others over the Internet, we may be subject to intellectual property infringement claims against us as content service providers. Any claims, with or without merit, could:

•	be time-consuming to defend;

•	result in costly litigation; or

•	divert management's attention and resources.

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

     After the launch of the UK website, other lastminute.com websites were launched principally within Europe over the following two years. Since 2000, we have also significantly increased the breadth and size of the Group's business through a number of strategic acquisitions including:

In 2000	-	Degriftour (principally French based)

In 2002	-	Travelselect.com (UK based)
	-	Destination Group (UK based)
	-	Travelprice.com (principally French based)
	-	eXhilaration (UK based)

In 2003	-	holiday autos (principally UK and German based)
	-	Med Hotels (UK based)

In 2004	-	First Option Hotel Reservations Ltd (UK based)

     Capital expenditure for the year ended September 30, 2003 was £17.8 million compared to £7.0 million for the year ended September 30, 2002 and £8.4 million for the year ended September 30, 2001. In each of the three years capital expenditure principally related to purchase and development of computer systems and equipment.

Business Overview

     lastminute.com remains the number one online travel agency in Europe in terms of total sales (per PhoCusWright, leading independent analysts). We offer comprehensive travel and leisure services including flight bookings, hotel reservations, car hire, holidays (self packaged and third party packaged), cruise, Eurostar and train tickets, entertainment events, rock and pop concerts, theatre tickets, restaurant reservations, sporting events, gifts, auctions and some speciality services such as our restaurant food delivery service and DVD home delivery service.

Total revenues by activity and geographic market are as follows:

	Turnover (by product)

	Year ended September 30,

	2001	2002	2003

		(£000)
By product
Flights	6,899	19,254	96,785
Holidays	10,059	12,769	19,274
Hotels	750	1,490	41,654
Car hire	156	621	2,094
Other*	47	187	2,311

	18,416	35,077	190,705

* Other includes advertising and sponsorship revenue

Back to Contents

	Turnover (by destination and source)

	Year ended September 30,

	2001	2002	2003

		(£000)
By geographical area
United Kingdom	6,899	19,254	96,785
France	10,059	12,769	19,274
Germany	750	1,490	41,654
Italy	156	621	2,094
Spain	291	68	468
Other European Union countries	214	688	28,119
Joint ventures	47	187	2,311

	18,416	35,077	190,705

     lastminute.com is headquartered in London and the UK remains our primary market. We have operations in 13 European markets, and three international joint ventures. We have additional presence in various further global markets through our acquisition of the holiday autos group, Europe’s leading leisure car rental broker.

     Our vision is to strengthen our position as Europe’s number one online travel and leisure retailer by continuing to delight our customers with great value inspiration and solutions, providing a service that customers can use everyday to make the most of their valuable leisure time.

     We believe our customers buy from lastminute.com because we aim to offer:

• real-time access to attractively priced, last minute deals, including some of the lowest prices on many travel and entertainment deals;

• the convenience of a broad range of attractive packaged or individual offers which our customers can access quickly and with minimal effort; and

• the benefit of our ideas – we believe we have a reputation for offering our customers novel and distinctive products that inspire them to try something different.

     We aim to provide a service that is accessible by our customers on the communications device which is most convenient to them and our service is available online, mobile phone, PDA, interactive TV, voice recognition, and via our customer service team. At September 30, 2003 we had approximately 7.7 million registered subscribers and had served over 2.7 million customers since inception. During the year we sold 3.5 million items. Customers are defined as individuals who have purchased goods and services over our distribution platforms. An item sold is an individually priced product purchased by a customer. Our registered subscribers do not pay to register for our services.

The lastminute.com solution

     We intend to remain true to our original vision of leveraging the power of the internet to match supply and demand to the benefit of suppliers and customers. We believe that our business model could only happen through digital distribution and that our continuing investment in technology, our comprehensive database and deep relationships with our suppliers will ensure that we retain our competitive edge.

     We believe we have established a powerful alternative distribution channel for our suppliers that supplements and enhances their core business and enables lastminute.com to have access to some of the best deals available. Further to this, we observe that travel, technology and lifestyle trends are moving in lastminute.com’s favour. Our target audience is young and mobile, more adventurous with their leisure time, keen to make the most of their free time, are having families later in life, and keep up to speed with the latest technology developments like broadband and WIFI. All these developments will help accelerate lastminute.com’s growth.

The lastminute.com growth strategy

The financial year 2003 has been a year of continuing transformation for the Group.

     The acquisition of eXhilaration in November 2002, which sells “experience” products, has enhanced our lifestyle product offering – one of the areas we believe differentiates us from our competitors by offering our customers a more comprehensive service.

Back to Contents

     In April, the Group completed its acquisition of holiday autos group for £39.0 million. holiday autos is a logical extension to lastminute.com’s existing travel and leisure offerings, is a further component for the Group’s dynamic packaging product and has provided an enhanced gross margin and geographic extension for the enlarged Group’s customers. Integration into the Group has started and is in line with the expectations set at the time of acquisition.

     In September, we raised approximately €102.6 million from the issue of unsecured convertible bonds. These funds were raised to enable us to:

•	fund small scale acquisitions in growing European markets and in the lifestyle categories of our business;
•	accelerate the delivery of a number of development projects which are intended to bring operational efficiencies and enhance conversion of “lookers to bookers”; and
•	invest in key brands across Europe.

     We used part of these funds in September 2003 for the repurchase of the 70% shareholding we did not own in lastminute.com Spain from our joint venture partner, Sol Meliá, for €6.0 million. We believe that integrating our businesses in Spain, one of the fastest growing European online travel markets, should enable us to further strengthen our position in Europe.

     In the current financial year we have completed the acquisition of Med Hotels, a UK based hotel consolidator and package holiday re-seller, for a consideration of £16.1 million, £8.0 million of which was paid in cash and the remainder in lastminute.com shares. This acquisition provides the Group with a significantly advanced portfolio of resort based hotels. We have also completed the acquisition of First Option, a UK based hotel consolidator and corporate travel specialist; First Option have some 21 retail kiosks principally at UK mainline railway stations and airports, which will provide the Group with an additional distribution medium for its products.

     On Wednesday March 3, 2004 lastminute.com announced its proposal to acquire Online Travel Corporation plc, an online travel services supplier and retailer. Online Travel Corporation plc provides a comprehensive range of web based travel products for leisure and corporate clients. The offer made to Online Travel Corporation plc shareholders was 0.1319 lastminute.com shares for each Online Travel Corporation plc share held, valuing each Online Travel Corporation plc share at 31p per share. The offer, if accepted in full, will result in the issue of approximately 24.5 million new lastminute.com shares.

     We believe that a number of further strategic acquisition opportunities are available in a number of areas.

Back to Contents

Our Offering

     We believe we provide an extensive range of travel and leisure products to customers. Product offerings comprise hotels, holidays (both pre-packaged and dynamically packaged), most modes of transport including flights, cars, trains, ferries and cruise and leisure activities including music, sports, events, theatre, restaurants and food, experiences and resort tours and gifts:

Flights
lastminute.com has preferred partnership agreements with major airlines giving access to multimarket product at preferential rates. We have increased our charter flight supply during the year and have signed deals with two charter flight GDS suppliers which provides customers with even more flight availability.

Hotels
During the third quarter of 2003 we centralised our internal hotel contracting function. This transition from locally resourced and contracted hotel supply to one controlled from one focal point in London has enabled the Group to build stronger relationships with suppliers and to pass on an even greater selection of good value, high quality offers to lastminute.com customers.

We believe we have also significantly expanded the accommodation choice and availability to customers through a strategic commercial agreement with Sol Meliá, which gives access to Sol Meliá’s hotel search engine, together with exclusive Sol Meliá promotions. In November 2003, we announced an agreement with WorldRes, a leading hotel booking engine for websites worldwide. These relationships provide an even more comprehensive range of hotel product to our customers. We aim to provide access to over 45,000 properties around the world in the short term by further connectivity projects.

Holidays
We believe we have continued to strengthen and deepen our relationships with major tour operators thus generating more exclusive product at special rates.

Car hire
The acquisition of holiday autos significantly enhanced car hire supply. As a leading car hire brand in Europe, holiday autos has strong historic relationships with international and local major car rental companies. In 2003, holiday autos secured an exclusive relationship with Alamo/National for car rental supply in North America.

Travel extras
During the year we announced an exclusive deal with BCP, the UK's leading airport parking booking service, which allows UK customers booking travel online to save money on airport parking. In addition, we announced a partnership with Mondial to provide customers with cost effective travel insurance.

Lifestyle
In 2003, in the UK, over 300,000 customers purchased lifestyle products. Lifestyle products represent over 20% of items sold during the year and are counter cyclical with the travel business’ quiet periods of Winter and Spring with many repeat purchases.

We also established a partnership with Theatrenow, the independent information service for theatre-goers and late availability online ticket channel in London. This partnership creates a new independent ticket sale and marketing channel for producers and theatre venues.

Launch of Dynamic Packaging

     Dynamic packaging was launched, initially in the UK, in November 2002. It enables customers, in the same shopping basket, to build a holiday which suits their individual needs and receive an integrated invoice for those products. When this service was launched, only flights and hotels were available for packaging. During 2003, the product range available within dynamic packaging was extended to include car hire, insurance and airport parking. Dynamic packaging has mainly featured scheduled airlines and city hotels, therefore enabling customers to create traditional city break holidays.

     We expect to expand dynamic packaging further in 2004 by adding resort destinations to the offering, extending the flights product to charter flights and including restaurants and entertainments. In July 2003, we increased charter flight availability through the

Back to Contents

normal flight engine by an agreement with Avro, the UK's leading charter flight-only operator. This provided access to approximately two million charter seats for customers to the all important summer sun destinations.

     Dynamic packaging was launched in France and Italy during the last financial year. Spain went live in December and Germany has gone live in February.

Alternative Distribution Channels

     We continue to support our belief that our service should be available to our customers wherever they are and on the communications device of their choice. We have deepened our relationship with the leading interactive television companies and mobile operators to ensure that our services are available to their customers. During the year we announced two significant deals with Vodafone Live! and “3” which enabled customers to browse lastminute.com in colour from their mobile phones.

     In the next 12 months we are looking forward to developing these technologies to provide location based services for customers. We utilize the same database as our website for these multi-platform opportunities, and adapt the user interface and content depending on the device.

Our Website

     During 2003, we have achieved further scale through both significant organic growth and key acquisitions.

     During the year we have made significant steps to improve the usability and reliability of the website, we have extensively deepened our product offering and feel we have provided customers with a lifestyle proposition which they can use on a daily basis to deliver inspiration and great value solutions. These enhancements have contributed towards the significant increases in the number of subscribers to our newsletters and the conversion of those subscribers to customers. Subscribers have increased to over 7.7 million at September 30, 2003, which represents an increase over last year of 20%, whilst customers have increased by 116% to 2.8 million at September 30, 2003, up from 1.3 million at September 30, 2002.

     Our improved conversion rate has been supported by our increased level of customer satisfaction. In a recent online survey (conducted during September 2003), of those who responded, over 50% of visitors to the site have made a purchase from lastminute.com, 79% of users are returning visitors and 93% of visitors are satisfied with the lastminute.com offering.

Strategic Relationships

     We have continued to develop strategic brand partnerships. We have sourced a number of white label arrangements whereby lastminute.com provides booking engine technology for use by third parties, exclusive marketing partnership deals and the supply of products to new technology platform providers.

     We are the online travel partner for Tesco.com, the UK’s largest online retailer, Voyages Auchan, a leading French supermarket retailer and developed a combined microsite with Eurostar called “le weekend”. Customers on these sites are offered exciting lastminute.com travel offers which are promoted by the respective website’s homepages and online customer communications. In 2003, we also entered into an agreement with Egg, Europe's largest online bank, to provide a monthly online newsletter to Egg's UK customers containing a full range of lifestyle offers and some exclusive lastminute.com offers for flights, holidays, hotels, dynamic packaging, entertainment and restaurants.

     Also during 2003 lastminute.com’s range of products including travel deals, theatre tickets and retail products, was offered to users via Sky Active. In addition we entered into a partnership with video mobile phone company ‘3’ whereby lastminute.com offers products on Third Generation mobile services using product images.

Marketing, Brand awareness and Promotion

     On October 16, 2003, lastminute.com celebrated its fifth anniversary. We believe lastminute.com remains Europe’s number one online travel and leisure retailer in terms of total sales and site usage. During October 2003 www.lastminute.com was again placed Number One in the top 10 UK online travel agency sites by Hitwise (agency specialising in real-time competitive intelligence).

Back to Contents

     We continue to adapt our marketing strategy to an ever more demanding market and to tailor the 7.7 million newsletters to customers' needs. In the UK our weekly newsletter continues to act as a vehicle to drive sales, bring traffic to the website, provide a platform for advertising and provide an opportunity for us to communicate with our subscribers. It is additionally tailored to 3 further discrete editions – theatre, food and sports events produced on a weekly/monthly basis. Our efforts were recognised by the industry at the 2003 New Media Age Awards where our weekly e-mail newsletter won the 'Best Consumer Products and Services' award.

     Throughout the year, we have undertaken a number of tactical offline marketing campaigns including airport and underground posters, a media and advertising campaign and radio adverts, in our main European markets.

     During October 2003, lastminute.com won the CNET Networks ‘e-commerce Site of the Year’ award, beating tesco.com and easyjet.com. The award was given to "the candidate which was considered to have best harnessed the Internet to provide easy-to-use buying experiences that have lead to increased turnover, improved distribution and/or saved costs."

Customer Support and services

     We continue to work with a third party supplier to outsource our UK data entry and a proportion of post sales customer support. We have locally based customer support and service teams for our European operations that deal with all direct sales related enquiries that arise from our website, press coverage or marketing activities. Our customer support staff are multilingual and all communication concerning each local website is conducted in the relevant native language. We have also developed sophisticated online assistance channels through our website, and are in the process of developing a Caller Pre-Qualification system to improve efficiency and enhance the customer experience.

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

     Our booking experience is typically: (1) initially the customer identifies the product or service; (2) prior to commencing the transaction process, the customer has the opportunity to acquire more information about the particular item he or she is interested in; (3) the reservation or purchase is finalised as the customer is guided through a series of web pages which request certain transaction details, given an opportunity to review the transaction details, and given the choice of either adding the product to his or her basket, removing the item from the basket or purchasing the item; and (4) if the customer chooses to purchase an item, the customer furnishes his or her credit card details, we pre-authorise the customer's credit card and the supplier charges the customer's credit card for the amount of the product or service, plus applicable taxes. In those instances where we act as cash-collector or principal in a transaction, we will charge the customer's credit card and, if applicable, remit the purchase price, less our commission, to the supplier. If applicable, the product is delivered to the customer by the delivery method specified by the customer, or we use the delivery mechanisms of our third-party suppliers.

Fulfilment Arrangements

     In the majority of transactions over our website we act as agent between supplier and customer. We do not acquire the inventory and are therefore not responsible for fulfilment. However, in some areas of the business and in certain jurisdictions, we often rely on third party service providers to help us fulfil our customers' purchases of our suppliers' products. Services for which we rely on third parties include making airline reservations and credit card verifications and confirmations. In addition, we rely on links to computerised central reservation systems of airlines, car hire companies and hotels and other databases to provide us with real-time access to information about our suppliers' products available for sale to our customers. Flight reservations made through our website

Back to Contents

are made through direct links into two global distribution systems: Worldspan and Amadeus.

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

In addition, each country where we operate has its own travel agent and tour operator licensing requirements. In the United Kingdom the UK Civil Aviation (Air Travel Organisers Licensing) Regulations 1995 require any person advertising or selling air travel in the United Kingdom to be bonded under an Air Travel Organisers Licence (“ATOL”) granted by the Civil Aviation Authority. Each of our UK operating entities, selling air travel, is bonded under ATOL regulations. The Destination Group and Globepost Ltd also holds an Association of British Travels Agents (“ABTA”) licence, which enable them to operate as a tour operator in respect of non air-related travel packages under UK legislation.

     In other European countries, we are required to be licensed through the appropriate national organisation in order to act as both a travel agent and a tour operator.

     In addition to issuing some flight tickets in house, the majority of flight tickets are now ticketed by our outsource partner, TRX. Towards the end of the year almost 80% of tickets were produced through our autoticketing process. In addition, we have commercial agreements with other third parties in the United Kingdom which provide booking, ticketing, delivery and customer support services for package holidays. In France, we issue all airline tickets using the IATA number of Degriftour. In Germany, we entered into a commercial agreement to fulfil the reservation requests of our customers accessing the German version of our website. In certain non-core countries we use a third party IATA accredited agent to issue airline tickets on our behalf.

     For fulfilment of some hotel reservations, we entered into a commercial agreement with a third party, WorldRes. This agreement allows our registered subscribers to make real-time, on-line reservations at over 45,000 hotels around the world. We believe this arrangement increases the depth and breadth of the hotel accommodations we can offer to our customers. At the same time, it provides us with the ability to focus our customers' attention on the hotels where they are likely to get the best value.

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

Technology

     Throughout the year we have continued to invest significantly in technology in order to deliver new products to customers, improve website reliability, responsiveness and search capabilities, generate efficiencies through the streamlining and elimination of back office processes and to ensure that we have scalable technology in place to support significant future growth.

     In the first half of the year we introduced a new flights engine and technology to support the dynamic packaging product. The flights engine delivered faster performance and operational booking efficiencies. During the third quarter, a new shopping basket,

Back to Contents

ebasket was launched which makes integration and connection to other websites much faster. BCP (car parking) and Mondial (travel insurance) were subsequently integrated into the new shopping basket.

     The new shopping basket is fully integrated into the back office operational, financial, and customer services systems which means that the completion of transactions is quicker, significantly enhancing the customer experience and new products and acquisitions can be more easily integrated into the website.

     In 2003 our website responsiveness improved significantly and from June 2003 we delivered European industry leading performance of under four second response times. This performance is sustainable with the anticipated TTV growth and has been achieved by firstly implementing caching technology and secondly installing IBM Blade server hardware, which run at nearly twice the speed of the previous hardware. We believe we now have the technology platforms that will support TTV of over £1 billion.

     We have also developed a proprietary search tool that has halved search times. The guided navigation tool was introduced for holiday searches which enables holidays to be clustered and allows customers to interrogate on geographic regions and property information until they find a holiday in the country that they desire.

     In October 2003, we launched a call pre-qualification tool for customer services, which recognises a customer from their telephone number and automatically populates the customer service agent's screen with the customer’s details. This will bring further efficiencies and reductions to customer service costs and enhance the customer experiences.

     We continue to invest in technology in order to maintain a leading edge website and to further drive down operating costs. We firmly believe that technology has helped maintain our leading position and continues to provide a significant competitive advantage.

Competition

     We compete with both online and traditional sellers of the products and services offered on our website. The market for selling our product offerings over the internet is intensely competitive, as is the traditional retail industry for the same services, but we believe that by negotiating some of the best deals available, merchandising them in an attractive manner, and by continuing to develop a strong relationship with our core user base which continues to grow we will strengthen our leading position in Europe.

     With respect to travel suppliers, our potential competitors include:

•	Internet travel agents such as ebookers.com, Expedia, OTC and Travelocity;
•	full service travel agencies, such as Always, Flightbookers, Havas Voyages, L'tur, Nouvelles Frontières, Thomas Cook and Trailfinders;
•	consolidators of both flights and holidays that typically sell to the top travel agencies; and
•	individual airlines, such as United or American Airlines, or groups of airlines, such as Opodo and Orbitz, that may create joint websites that sell over the Internet.

     With respect to hotels, our competitors include travel sites that have added hotels to their offerings and certain sector specialists, such as Hotels.com, Hotels and Travel, The Hotel Guide, Travlang, the AA Hotel Guide and the Good Hotel Guide.

     In the entertainment sector, some online sites are information providers for offline ticket retailers, while others offer consumers the ability to purchase entertainment tickets online. Potential completitors in this sector include Tickets.com, Inc. and Ticketmaster-Citysearch.

     We potentially face competition from a number of large Internet companies and services that have expertise in developing online commerce and in facilitating Internet traffic, including Amazon.com, AOL, Microsoft eBay and Yahoo!, who could choose to compete with lastminute.com either directly or indirectly through affiliations with other e-commerce companies. Other large companies with strong brand recognition, technical expertise and experience in Internet commerce could also seek to compete with us.

     Competition from these and other sources could have a material adverse effect on our business, results of operations and financial condition.

Industry trends

     The macro trends for internet usage throughout Europe are very positive and moving in our favour. We have strengthened our

Back to Contents

position as the clear European leader in the online travel and leisure market and are well placed to take advantage of the continued growth in the sector. We remain confident of further developments during 2004 in all key metrics.

     The industry is consolidating through vertical integration.

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

     We have a community trademark registration for the lastminute.com logo in the European Union and are currently in the process of converting this registration for the purposes of obtaining a national trademark in each of Spain, France and the United Kindgom. We have made applications to register the names "last minute", “Doitlastminute” and "lastminute.com" in the European Union and "last minute" and a lastminute.com logo as trademarks in Norway. We have trademark registration in the "lastmin" and “lastminute.com” (black and white and colour) marks in the United Kingdom and as a community trademark in the European Union. We have acquired trademark registrations in Belgium, France, Luxembourg and The Netherlands for a device comprising a clock face with the words "last minute" across it. We have also acquired trademarks in the lastminute.com logo and the name “lastminute.com”, “do something lastminute.com” and “lastminute.com in Katakana” in Japan. We have registrations in the name “lastminute.com” in Japan. In Belgium, Germany and The Netherlands, third parties own trademark registrations incorporating the words "last minute."

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

     We have made an application to register a lastminute.com logo as a trademark in Australia, China, Indonesia, Malaysia, Singapore and South Korea, and have made an application to register a lastminute.com logo and the name “lastminute” in Hong Kong and an application to register a lastminute.com logo and the name “lastminute.com” in South Africa. We have registrations in a lastminute.com logo and the name “last minute” in Chile. No applications have been made to register “lastminute.com” trademarks in the United States or Canada. In the United States and Canada there are a number of existing trade mark registrations that include the words "last minute". In particular, in the United States there are a large number of third parties who use the words "last minute" in their names. These two factors are likely to prevent any trademark applications we may make in these jurisdictions from being granted.

     Through our acquisition of eXhilaration Incentive Management Limited, we have acquired a community trademark registration in the European Union and a trademark in the United Kingdom in the “eXhilaration” brand as held by Exhilaration Incentive Management Limited. Through our acquisition of the Holiday Autos Group Limited, we have acquired trademark registrations in the United Kingdom in the names “Holiday Autos” and “Re-inventing Renting” as held by Holiday Autos International Limited. In addition, Holiday Autos International Limited have acquired national trademark registrations in Austria, Australia, Brazil, Canada, Cyprus, Denmark, Estonia, Finland, Germany, Greece, Guernsey, Hong Kong, Iceland, Ireland, Israel, Japan, Jersey, Malta, Mexico, New Zealand, Norway, Poland, Russia, Scandinavia, Singapore, South Africa, Spain, Switzerland, Tunisia, Turkey, Uruguay, USA and World Intellectual Property Organisation (which covers signatories to the Madrid Union) in the name “Holiday Autos”. We have a community trademark registration for the “Holiday Autos” logo in the European Union and national trademark registrations in Australia, Brazil, Canada, Denmark, Finland, Germany, Hong Kong, Iceland, Israel, Japan, Jersey, New Zealand, Norway, Poland,

Back to Contents

Singapore, Spain, Tunisia, Turkey, USA and the World Intellectual Property Organisation (which covers signatories to the Madrid Union) as held by Holiday Autos International Limited.

     We have also acquired a trademark in Finland and Norway in the brand “Intercar” as held by Holiday Autos Scandinavia AB together with trademarks in Germany in the brands “Travel connect”, “Connect Travel” and “Holiday Extra” and a trademark in the logo “Holiday and More” as held by Holiday Autos GmbH.

     We have made an application to register the "Holiday Autos" and “holiday hotels” brands as separate community trademarks in the European Union on behalf of Holiday Autos GmbH and Holiday Hotels Limited respectively. We have similar applications in Argentina, Cyprus and South Africa in the name of Holiday Autos International Limited. We also have an application to register the brand “holiday flights” in the United Kingdom and as a community trademark in the European Union on behalf of Holiday Flights Limited.

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

     In February 2001 Last Minute Tour (“LMT”) issued proceedings in Milan against Last Minute Network Limited (“LMNL”) and our Italian subsidiary lastminute.com sprl for trade mark infringement of their Italian trade mark “last minute tour (word and device)”, unfair competition and seeking a declaration of non infringement in relation to LMNL registrations. Our defence was served on October 23, 2001. LMT also commenced interim proceedings against Lastminute.com sprl following the registration by lastminute.com sprl of the domain name lastminute-tour.com. Lastminute.com sprl undertook to transfer to LMT the domain name free of charge and not in future to register any domain name or trade mark in Italy which included the words “last minute” and “tour” together. The interim injunction sought was granted and the advertisement was withdrawn. At an interim hearing on April 24, 2002 the parties asked the Judge to grant them a term for filing evidence. The Judge gave the parties a deadline of July 20, 2002 to file a brief together with evidence and the deadline of October 19, 2002 to file a brief in response to the evidence filed by the other side. LMNL filed its brief on July 20, 2002. LMT was delayed in filing its brief but filed its brief in response in October 2002. A new hearing was fixed for October 29, 2002. During this hearing the Judge decided which witnesses should be heard and fixed the next hearing for September 19, 2004. At this hearing the final conclusions of the parties will be heard.

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

     Unless certain exemptions apply, including obtaining the unambiguous consent of the individual, personal data may not be sent out of the European Economic Area ("EEA") unless the country to which it is sent has "adequate" data protection measures. The Directive does not, however, define what standards of privacy are "adequate". While a small number of countries, including Switzerland, have been found by the European Commission to provide an adequate degree of protection, the European Commission has not yet reached conclusions about the majority of countries with which we might wish to trade. As a result there can be no assurance that the Directive, or other independent national legislation, will not adversely affect our ability to send data collected from customers in EU member states to non-EEA countries. With respect to the United States, while the United States as a whole is not considered "adequate" in terms of data protection, the European Commission and the United States have agreed certain "safe harbour" arrangements, in force since November 2000, by which US companies may agree to adhere to, which the European Commission consider to offer "adequate" protection. Subject to adherence by a US company to the "safe harbour" arrangements, transfers of data to that company in the United States are permitted.

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

      A new directive relating to processing of personal data and the protection of privacy in the electronic communications sector (the “Electronic Communications Sector Directive”) which extends the ambit of the Telecommunications Sector Directive to private as well as public service companies, was implemented in the UK on 11 December 03.

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

Back to Contents

     their relevant licenses pursuant to the Broadcasting Acts 1990 and 1996, Telecommunications Act 1984 and the Wireless Telegraphy Acts 1949-1967, as applicable.

Organisational Structure

     Following a number of acquisitions during the year to September 30, 2003 and also since that date, the lastminute.com group has changed significantly. lastminute.com plc is the parent company of the lastminute.com group. The Group now has operating subsidiaries or joint ventures within 16 countries and the number of companies in which the Group has an investment has increased since 2003.

     Our investments in significant subsidiaries and joint ventures are as follows:

Name of company	Country of registration or incorporation	Principal Activity	Ordinary shares held (%)
Investments in subsidiaries
Holiday Autos Group Limited*
eXhilaration Incentive Management Limited*
Last Minute Network Limited*
Lastminute.com GmbH
Last Minute Network S.A.R.L.
Voyages Sur Mesures S.A.
Lastminute.com BV
Globepost Limited
Travelselect.com Limited *
The Destination Holdings Group Limited *
The Destination Group Limited
Travelprice Italia S.R.L
Travelprice Spain SL
Travelprice Belgium SA
Lastminute Network S.L. **
Holiday Autos International Limited
Holiday Autos UK & Ireland Limited
Holiday Autos GmbH
Holiday Autos Holdings Limited
Lastminute.com S.R.L.
Lastminute.com Theatrenow Limited
Med Hotels Limited
Travelbargains Limited
First Option Hotel Reservations (1) Ltd
Hotel and Travel Reservations Ltd	England and Wales
England and Wales
England and Wales
Germany
France
France
The Netherlands
England and Wales
England and Wales
England and Wales
England and Wales
Italy
Spain
Belgium
Spain
England and Wales
England and Wales
Germany
England and Wales
Italy
England and Wales
England and Wales
England and Wales
England and Wales
England and Wales	Marketer
Marketer
Marketer
Marketer
Marketer
Marketer
Marketer
Marketer
Holding Company
Holding Company
Marketer
Marketer
Marketer
Marketer
Marketer
Marketer
Marketer
Marketer
Holding Company
Marketer
Marketer
Marketer
Marketer
Marketer
		Marketer	100 100 100 100 99 100 100 100 100 100 100 100 100 100 100 100 100 100 100 99 80 100 100 100 100

Investments in joint ventures Lastminute.com (Australia) Pty Limited Lastminute.com (Pty) Limited Lastminute.com Japan Limited	Australia South Africa Japan	Marketer Marketer Marketer	25.1 25.1 32.9

*	directly held by lastminute.com plc
**	70% directly held by lastminute.com plc

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

Our principal offices are located at 4 Buckingham Gate, London SW1E 6JP, United Kingdom; these offices are leased. We also lease office space at:

•	14 Greville Street, London EC1N 8SB, United Kingdom

•	Holiday Autos House, Pembroke Broadway, Camberley, Surrey, GU15 3XD, United Kingdom

•	Albion House, Chertsey Road, Woking, Surrey, GU21 6BF, United Kingdom

•	Edward House, Edward Street, Stockport, Cheshire, SK1 3DQ, United Kingdom

•	12, avenue des Beguines, 95800 Cergy Saint Christophe, France

•	54/56 boulevard Victor Hugo, 93585 Saint-Ouen, France

•	66 Avenue des Champs Elysees, 75008 Paris, France

•	Kirchenstrasse 68, 81675 Munich, Germany

•	Via Copernico 30a 20124 Milan, Italy

•	Gran Via de las Corts, Catalanes 184, Barcelona, Spain

•	510 Kroonlaan, 1050 Brussels, Belgium; and

•	Hamngatan 33, Sundbyberg, Sweden

     For further information on our operating lease commitments please refer to note 22 of notes to the financial statements.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes thereto included elsewhere in this Annual Report. This discussion and analysis is based on our financial statements, which have been prepared in accordance with UK GAAP. A discussion of the principal differences between UK GAAP and US GAAP, in so far as they affect net income and shareholders' equity, is set out in note 30 of notes to the financial statements.

Overview

During the year ended September 30, 2003 we increased our international and domestic offering through the acquisition of the holiday autos group, which has a presence in 13 countries across Europe and the rest of the world, eXhilaration, which is wholly UK based and the buyback of our Spanish joint venture which is wholly Spain based. We are continuing our strategy of focusing on the core markets of the United Kingdom, France and Germany, whilst at the same time growing the non-core satellite markets and our product base.

Definitions

     Key factors in understanding the results of the Group’s operations are total transaction value (TTV), turnover and gross margin, and the relationships among these variables. The following definitions apply:

     Total Transaction Value (TTV)

     Total transaction value does not represent our turnover. Where the Group acts as agent or cash collector, total transaction value represents the price at which goods have been sold across the Group's various platforms, net of value added tax and associated taxes. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of goods provided. In such cases total transaction value represents the flat fee commission earned. Where the Group acts as principal, total transaction value represents the price at which products or services are sold across the Group's various platforms, net of value added tax. This is an industry wide measure which clearly shows the volume of sales going through the business. Management believes TTV is a useful measure because it includes the total price to the customer for each product or service and enables a like-for-like comparison across all products.

     Turnover

     Turnover consists of commissions earned on products and services sold, including airline tickets, hotel room reservations, package holidays, tickets to entertainment events, restaurant reservations and gifts, as well as the value of the transactions where we acted as principal.

     Where the Group acts as agent or cash collector and does not take ownership of the products or services being sold, turnover represents commission earned, less amounts due or paid on any commission shared. Where the Group acts as principal and purchases the products or services for resale, turnover represents the price at which the products or services have been sold across the Group's various platforms.

     Turnover also includes advertising and sponsorship income which is recognised over the period to which it relates.

     When we act on an agency basis, we do not receive payment for the sale, but are paid a direct commission from the supplier. We verify that the credit card being used by the customer is valid, but the supplier authorises the purchase and pays the transaction fee on the credit card. The cash-collector sales model is similar to a consignment framework. Although we collect payment for the sale of merchandise or vouchers, we do not carry any inventory risk. When we act on a cash-collector basis, we authorise the purchase and pay transaction fees on the credit card; however, we may also benefit from a higher commission from the supplier.When we act as principal, where we take inventory risk, we recognise as turnover the entire value of the transaction. Whether we act as agent, cash-collector or principal, turnover is recognised once charges to the customer's credit card have been made or payment is received, except in the case of travel, where turnover is recognised at the date of departure.

     We generally earn industry standard commissions on most of the products we offer on our website, which vary by industry segment. However, from time to time for strategic reasons, we have entered into, and may in the future enter into, arrangements with our suppliers to accept commissions that are lower than industry standards, which may have an adverse effect on our turnover.

Back to Contents

     Cost of Sales

     Cost of sales principally represents the cost products purchased in transactions where we act as principal.

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

     Revenue Recognition

     Revenue is recognised in two different ways with advertising and sponsorship revenue being recognised over the period to which it relates and travel turnover being recognised on the date of departure. This is considered a prudent policy in respect of travel income as it ensures that pre-departure cancellations are accounted for.

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

     Future adverse changes in technology or customer spending patterns could result in an inability to recover the carrying value of capitalised software costs, thereby requiring an impairment charge.

Impact of Currency Fluctuations

     The Company’s functional currency and that of our UK subsidiaries is pounds sterling. The functional currency of our French, German, Italian, Dutch, Spanish and Belgian subsidiaries is the euro. Approximately 96% of our turnover and operating expenses are denominated in either pounds sterling or euro. However, the lastminute.com brand has established websites in Sweden and through joint venture agreements in Australia, South Africa and Japan and holiday autos operates in 16 countries internationally including Switzerland, Australia, South Africa, the Nordic region and the Middle East. In connection with our international growth, we anticipate that turnover derived from the non-UK versions of our website will be generally denominated in the currency associated with the country or region targeted by the relevant version. Likewise, we expect a significant portion of our operating expenses relating to our operations outside the United Kingdom to be denominated in euro. In addition, a significant portion of our car hire costs are contracted and denominated in US Dollars.

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

Back to Contents

     As a result of the significant investment in our French and other euro zone subsidiaries net of the €102.6 million unsecured Convertible Bonds due 2008 which were raised during September 2003, the Group’s balance sheet could be significantly affected by movements in the euro/sterling exchange rate. The Group has not sought to hedge against this structural currency risk due to the relatively stable nature of the relationship between the two currencies. See note 24 of notes to the financial statements.

Back to Contents

Acquisitions

     During the year ended September 30, 2003, the Group made three acquisitions. eXhilaration Incentive Management Limited and holiday autos group were acquired in November 2002 and March 2003 respectively. The results of operations of these acquisitions have been included in the Group’s financial statements from the respective date that management control passed to lastminute.com. In September 2003 the Group acquired the 70% shareholding in lastminute.com Spain held by its joint venture partner, Sol Meliá.

Operating Results

	2001	% Change	2002	% Change	2003

	(£ thousands, except percentages)

Total transaction value (TTV)	124,210	98%	245,971	125%	552,445

Group turnover	18,369	90%	34,890	440%	188,394
Cost of sales	1,165	40%	1,626	5278%	87,447

Gross profit	17,204	93%	33,264	203%	100,947

Gross margin	13.9%		13.5%		18.3%

Operating costs before depreciation and goodwill amortisation	50,794	(20)%	40,590	124%	90,995
Depreciation	8,744	12%	9,781	51%	14,798
Goodwill amortisation	14,660	27%	18,666	126%	42,261

Total operating costs	74,198		69,037		148,054

Group operating loss	(56,994)		(35,773)		(47,107)

Share of operating loss in joint ventures	(196)		(413)		(183)
Share of operating loss in associate	—		(4)		(5)
Amortisation of goodwill in associate	—		(148)		(592)

Total operating loss	(57,190)		(36,338)		(47,887)
Exceptional cost of a fundamental reorganisation	—		(3,094)		—
Interest receivable	3,480		1,419		1,402
Interest payable and similar charges	(36)		(62)		(1,222)
Tax on loss on ordinary activities	158		(6)		62

Loss for the financial year	(53,588)		(38,081)		(47,645)

Year ended September 30, 2003 compared with year ended September 30, 2002

     Total Transaction Value (TTV) and Turnover

     TTV of products and services sold through our website, electronic platforms and call centres for the year ended September 30, 2003 was £552.4 million compared to £246.0 million for the year ended September 30, 2002. Turnover for the year ended September 30, 2003 was £188.4 million, compared to £34.9 million for the year ended September 30, 2002. These increases were achieved as a result of our acquisitions and our continued organic expansion, increased conversion of registered subscribers to customers as well as the expansion of products and services available to our customers.

     The increase in turnover as a percentage of TTV is due to an increase in products sold as principal, where the Group purchases the products or services for resale.

     For the year ended September 30, 2003, 49.3% of our turnover was derived from sales outside the United Kingdom compared to 45.1% in the prior year. The increase is due to the slightly higher proportion of business derived in the UK in the holiday autos business which was acquired during 2003.

     Cost of Sales

     Total cost of sales for the year ended September 30, 2003 amounted to £87.4 million, compared to £1.6 million for the year ended September 30, 2002. The increase in cost of sales was primarily due to the acquisition of holiday autos group which predominately trades on a principal basis. The low level of cost of sales relative to turnover continues to reflect the low level of inventory risk carried by the Group.

Back to Contents

     Gross Profit and Gross Margin

     Gross profit for the year ended September 30, 2003 was £100.9 million, compared to £33.3 million for the ended September 30, 2002.

     Gross margin has increased to 18.3% for the year ended September 30, 2003 compared to 13.5% for the year ended September 30, 2002. The trend of margins achieved during the year largely reflects the benefit of the holiday autos acquisition which provides car hire at significantly enhanced margins than other product segments together with higher sponsorship and advertising revenue. We continue to be successful in securing strong contributions to margins from advertising and sponsorship revenues as well as enhancing margins through improved relationships and arrangements with suppliers brought about through scale and negotiation.

     Operating Costs before Depreciation and Amortisation

	2002	% Change	2003

	(£ thousands)		(£ thousands)

Product development	6,081	(3%)	5,900
Sales and marketing	21,932	187%	62,966
General and administration	12,577	76%	22,129

	40,590		90,995

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

     Product development expenses for the year ended September 30, 2003, were £5.9 million, a decrease of 3.4% from £6.1 million for the year ended September 30, 2002. The reduction in total product development costs year-on-year reflects the benefit from ongoing cost control measures. Product development costs include £0.3 million arising from the integration of holiday autos into the Group. These costs primarily consist of a reduction in headcount, consolidation of properties and termination of certain contracts.

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

Back to Contents

     Sales and marketing costs include £1.0 million arising from the integration of holiday autos into the Group, together with redundancy costs incurred following the outsourcing of various non-core functions in order to improve the flexibility of our cost base.

     Total sales and marketing expenses for the year ended September 30, 2003 were £63.0 million, a increase of 188% from £21.9 million for the year ended September 30, 2002. This increase is predominantly as a result of the acquisition of holiday autos group, where a high proportion of sales are sold through agents and the commission paid to these agents recognised as a sales and marketing expense.

     General and Administration

     General and administration costs consist primarily of compensation for financial, human resources and administrative personnel, fees for outside professionals, telecommunications and other overhead costs, including occupancy expense. General and administration costs for the current year, increased to £22.1 million for the year ending September 30, 2003 from £12.6 million for the year ending September 30, 2002, falling as a percentage of TTV from 5.1% to 4.0%. Efficiency improvements continue to be derived from the reorganisation of operations in France and Italy in 2002 which were fundamentally restructured following the acquisition of Travelprice.com Group acquired in 2002. Further efficiency improvements will be derived from the integration of holiday autos into the Group. This process was largely completed by 30 September 2003.

     General and administration costs include £0.9 million arising from the integration of holiday autos into the Group, together with redundancy costs incurred following the outsourcing of various non-core functions in order to improve the flexibility of our cost base.

     Depreciation

     The depreciation charge relates to the depreciation of computer systems, equipment and computer software. Depreciation amounted to £14.8 million for the year ended September 30, 2003 compared to £9.8 million for the year ended September 30, 2002. Charges have increased by 51% during the year, reflecting the depreciation of the ongoing investments in the technical infrastructure and the inclusion of depreciation from the acquired entities.

     Goodwill Amortisation

     For the year ended September 30, 2003, goodwill amortisation totalled £42.2 million compared to £18.7 million for the year ended September 30, 2002. The increase largely reflects the amortisation of goodwill relating to the acquisitions of holiday autos group, eXhilaration incentive management ltd. and lastminute.com Spain, together with the full year impact of prior year acquisitions. Goodwill is being amortised over four years from the respective dates of acquisition.

     Exceptional cost of a fundamental reorganisation

     For the year ended September 30, 2003, non-operating exceptional costs of a fundamental reorganisation totalled £nil million compared to £3.1 million for the year ended September 30, 2002. This cost related to the nature and focus of our combined operations in France and Italy being restructured following the acquisition of travelprice.com. Such costs included moving to a single technology platform and changing the management structure.

     Interest Receivable

     Interest receivable consists primarily of interest income on cash held. Interest income was £1.4 million for the year ended September 30, 2003 and the year ended September 30, 2002.

     Interest payable and similar charges

     Interest payable and similar charges largely comprises interest and charges on bank overdraft facilities, finance leases and, for the year ended September 30, 2003, the charges incurred on the convertible bond, which are amortised over the period of the convertible bond.

     Interest payable and similar charges were £1.2 million for the year ended September 30, 2003 and £0.1 million for the year ended September 30, 2002.

Back to Contents

     Tax on Loss on Ordinary Activities

     As a result of the loss for the years ended September 30, 2003 and 2002, no UK corporation tax charge arose. An overseas corporate taxation charge of £732,000 arose in the year ended September 30, 2003 (2002: £6,000) which was offset by deferred tax. The deferred tax asset rose largely from capital allowances and other timing differences which have been recognised to the extent that it is sufficiently certain that the Group will have enough suitable tax profits to offset these losses. At September 30, 2003 the Group has estimated tax losses of £128.6 million (2002: £98.4 million).

     Loss for the Financial Year

     The loss on ordinary activities for the year ended September 30, 2003 was £47.6 million compared to a loss of £38.1 million for year ended September 30, 2002. The loss for the year includes a share of the operating losses from the joint ventures operated in Australia, South Africa and Japan of £183,000.

     Loss per Share

     The Group’s loss per share for the year ended September 30, 2003 is (17.88)p per share, or (89.39)p per ADS compared to a loss of (20.15)p per share or (100.75)p per ADS, in the year ended September 30, 2002.

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

     Gross margin remained relatively constant at 13.5% for the ended September 30, 2002 compared to 13.9% for the year ended September 30, 2001. The trend of margins achieved during the year reflected the mix impact of the differing margins generated by the acquired businesses. The contribution from the sale of flights by Travelselect.com was generally at lower margins. However, these were offset by the stronger margins earned from the sale of packages and car hire derived from the Destination Group. We were successful in securing strong contributions to margins from advertising and sponsorship revenues as well as enhancing margins through improved relationships and arrangements with suppliers brought about through scale and negotiation.

Back to Contents

     Operating Costs before Depreciation and Amortisation

	2001	% Change	2002

	(£ thousands)		(£ thousands)
Product development	7,800	(22%)	6,081
Sales and marketing	27,207	(19%)	21,932
General and administration	15,787	(20%)	12,577

	50,794		40,590

     Product Development

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

     Product development expenses for the year ended September 30, 2002 were £6.1 million, a decrease of 21.8% from £7.8 million for the year ended September 30, 2001. The reduction in total product development costs year-on-year reflects the benefit from ongoing cost control measures.

     Sales and Marketing

     Total sales and marketing expenses for the year ended September 30, 2002 were £21.9 million, a decrease of 19.5% from £27.2 million for the year ended September 30, 2001. This decrease was significant as it was achieved despite the additional costs arising from the acquired businesses as well as the growth in the scale of the business generally. The reduction in sales and marketing costs year-on-year has been delivered through the use of more efficient marketing techniques, such as viral campaigns and further on-line activities. As a proportion of TTV, sales and marketing costs have fallen from 21.9% to 8.9% as we continue to leverage our largely fixed cost base across a wider income stream. We anticipate further efficiency gains will flow from our decision, announced in September 2002, to outsource UK data entry and a proportion of post sales customer support.

     General and Administration

     General and administration costs consist primarily of compensation for financial, human resources and administrative personnel, fees for outside professionals, telecommunications and other overhead costs, including occupancy expense. General and administration costs for the year ended September 30, 2002, before any charges for non-cash share-based compensation and the provision for National Insurance, decreased to £12.6 million for the year ending September 30, 2002 from £15.8 million for the year ending September 30, 2001, falling as a percentage of TTV from 12.7% to 5.1%. Efficiency improvements are beginning to be derived from the new Oracle financial reporting system which was implemented in three countries shortly before the financial year end. The roll-out of this software to the rest of the Group is scheduled to be completed during the course of the new financial year and will provide benefits through further operational efficiencies, consistent systems as well as enhanced financial reporting.

     Depreciation

     The depreciation charge related to the depreciation of computer systems, equipment and computer software. Depreciation amounted to £9.8 million for the year ended September 30, 2002 compared to £8.7 million for the year ended September 30, 2001. Charges have increased by 12% during the year, reflecting the depreciation of the ongoing investments in the technical infrastructure and the inclusion of depreciation from the acquired entities.

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

Back to Contents

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

     Interest Receivable

     Interest receivable consists primarily of interest income on cash held. Interest income decreased by 59% to £1.4 million for the year ended September 30, 2002 from £3.5 million for the year ended September 30, 2001. Interest income decreased due to a reduction in the average cash balance held.

     Tax on Loss on Ordinary Activities

     As a result of the loss for the years ended September 30, 2002 and 2001, no UK corporation tax charge arose. An overseas corporate tax charge of £6,000 arose in the year ended September 30, 2002 (2001: credit £158,000). At September 30, 2002 the Group has estimated tax losses of £98.4 million (2001: £59.7 million) available to carry forward without expiry and to offset against future trading profits.

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

     During the year to September 30, 2002, the Company issued a total of 62,937,621 shares, principally as consideration and in relation to the acquisitions of Travelselect.com, the Destination Group and Travelprice.com and the investment in LCC24.com.

     During the year to September 30, 2003, the Company issued a total of 60,623,442 shares, principally as consideration and in relation to the acquisitions of holiday autos group and eXhilaration, the prior year acquisitions of Travelprice.com, Travelselect.com and Destination Group.

     At September 30, 2003 our employees and Directors had options outstanding over 17,861,428 (2002: 19,349,662) of our shares that are exercisable at a weighted average exercise price of 82 pence per share.

     As at September 30, 2003 the cash position of the Group stood at £112.7 million compared to £49.6 million as at September 30, 2002. This includes the proceeds of the €102.6 million bond issue in September 2003. The increase in cash is due to cash inflows resulting from proceeds of the convertible bond and the acquisition of subsidiary undertakings partially offset by the reduced cash outflow from operating activities. Cash is placed on deposit with AAA rated credit institutions and earns competitive rates of interest. Net cash inflow from operating activities for the year ended September 30, 2003 was £29.1million compared to an outflow of £2.7 million for the year ended September 30, 2002. This increase in cash inflow from operating activities is consistent with the increase in the scale of business during the year achieved through growth and acquisition and the increased contribution from trading.

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

     We currently have no floating rate indebtedness. Accordingly, changes in interest rates do not generally have a direct effect on our financial position except with respect to the returns on our cash position. However, we would be affected by any changes in interest rates that affect general economic conditions.

     Capital expenditure for the year ended September 30, 2003 was £17.8 million compared to £7.0 million for the year ended September 30, 2002 and £8.4 million for the year ended September 30, 2001. In each of the three years capital expenditure principally related to purchase and development of computer systems and equipment.

     As of September 30, 2003 (and subsequent to this date up to February 13, 2004)the Group had no commitments for capital expenditures.

Borrowings

     During September 2003, the Group issued €102.6 million of Convertible Bonds. These bonds are unsecured liabilities of the Group, incur interest at a fixed rate of 6% per annum and mature on September 12, 2008. The Bonds are convertible into fully paid Ordinary Shares at a conversion price of 364.5p per Ordinary Share subject to partial redemption in cash not exceeding 38% of the principal redeemed and to the right of the Company to make a cash alternative election upon the exercise of conversion rights. Conversion is at the Bondholder’s option at any time from October 23, 2003 until six days prior to final maturity of the Convertible Bonds.

     The Group may at its election redeem the Bonds at their principal amount, together with interest accrued to the redemption date, which may be

i)	at any time on or after October 3, 2006 if the share price is at least 150% of the Conversion price for more than 20 days during

Back to Contents

any period of 30 consecutive dealing days prior to such election; or
iii)	at any time if at least 85% of the original issued Bonds have been exercised or purchased or cancelled.

Off balance sheet arrangements

     lastminute.com does not have any off balance sheet arrangements as defined by the SEC.

Contractual obligations

     The following table sets out our contractual obligations as at 30 September 2003.

	Payments due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

	(£)

Convertible Bonds	69,264	—	—	69,264	—
Operating leases	5,131	1,417	3,149	565	—
Finance leases	2,340	969	1,371	—	—
Deferred consideration on aquisitions	4,550	4,550	—	—	—
Onerous lease contracts	1,729	267	533	533	396

	83,014	7,203	5,053	70,362	396

Impact of recently issued accounting standards

     FRS17, Retirement Benefits, issued in November 2000, is fully effective for accounting periods beginning on or after January 1, 2005. Certain of the disclosure requirements are effective for periods prior to the January, 2005 deadline. FRS 17 will have no impact on the Group’s financial position and results under UK GAAP.

     Application Note G to FRS 5 on revenue recognition was published in November 2003 and applies to accounting periods ending after December 23, 2003. The implementation of this Application Note is not expected to have an impact in the Group’s financial position and results under UK GAAP.

Back to Contents

Research and Development, Patents and Licences, etc.

     No material research and development costs have been incurred by the Group other than the amounts capitalised as detailed in “Item 5 — Operating Expenses – Product Development” above.

     See also:
     “Item 3 — Risk Factors."
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

Trend Information

     The first quarter of 2004 has started well and will benefit from the strong order book carried forward at the end of the 2003 financial year. In addition, with the funding raised through our convertible bond offering, the Group is in a strong position to continue its programme of strategic acquisitions which will supplement the significant organic growth currently being delivered. During December 2003 the Group announced the acquisition of Med Hotels Limited and Travel Bargains Limited, a UK hotel consolidator and package holiday reseller respectively for £16.1 million. In January 2004, the Group announced the acquisition of a specialist leading UK hotel booking agency, First Option Hotel Reservations Limited for £12.1 million.

Trading Report Review

     The 2004 financial year has started well and the Group has continued to make signifcant progress during Quarter 1 2004. Gross margins remain strong and have increased year on year mainly due to an improved mix following the acquisition of holiday autos and additional scale in key areas. The success of flights sales in the quarter has diluted the overall margins compared with the final quarter of last year.

     Dynamic Packaging (the ability for the customer to create a packaged break that is unique to them) was launched in the UK in November 2002 and continues to show substantial growth. Dynamic Packaging was introduced in France, Italy and Spain towards the end of 2003 and in Germany in February 2004. Increasing flexibility in the product now enables the customer to also include car hire, insurance, car parking, tours, attractions and transfers in their package.

     Customer metrics (which include number of subscribers, new unique customers and number of items sold) have also continued to show improvement during the quarter. The conversion of the subscriber base to customers since inception is now over 40%.

     Many new agreements with such companies as Iberia, Alitalia, and SNCF, the French national railway have improved product availability. New ventures have also started through Quarter 1, including and agreement to introduce a lastminute.com credit car in conjunction with Virgin Money and MBNA in the UK and Ego Visa in Italy, new connectivity to two major hotel consolidators, jactravel and Worldres as well as a new lastminute.com website in Ireland. All these new ventures are increasing both our range and our visibility to our customers.

     During the quarter we also announced the acquisition of a UK hotel consolidator and package holiday reseller, Med Hotels and the UK hotel booking agency First Option Hotel Reservations Ltd. These both increase our product availability as well as enabling visibility and presence throughout the major railway stations and airports.

     In January 2004, we announced the appointment of Richard Bowden-Doyle as Managing Director of our UK business to further strengthen the core management team within the business.

     Quarter 1 has been broadly in line with expectations with quarter 2 beginning strongly too. Proforma organic like-for-like growth in quarter 1 was 23.2%, growing to 36.6% in January 2004.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     The Directors of lastminute.com plc and their ages and positions are:

Name	Age	Position

Allan Leighton	50	Chairman
Brent Hoberman	34	Co-founder, Chief Executive Officer and Director
David Howell	54	Chief Financial Officer and Director
Clive Jacobs	42	Executive Vice Chairman
Ian McCaig	37	Chief Operating Officer
Robert Collier	63	Vice Chairman and Non-Executive Director
Brian Collie	49	Non-Executive Director

Martha Lane Fox	30	Co-founder and Non-Executive Director
Agnès Touraine	48	Non-Executive Director
Sven Boinet	50	Non-Executive Director

     The senior management and officers of lastminute.com plc and their ages and positions are:

Name	Age	Position

Andrew Windsor	40	Group Commercial Director
Chip Steinmetz	48	Chief Technical Officer
Liane Hornsey	45	Group Human Resources Director
Simon Watkins	38	Group Company Secretary

     Allan Leighton was appointed Chairman of the Company in October 2000. He previously served as President and Chief Executive Officer of Wal-Mart Europe. He worked at Asda Group from June 1992 to November 2000 and was Group Chief Executive from 1996 to 2000. Allan is also the Chairman of Royal Mail Group plc, British Home Stores Limited, Cannons Group and Wilson Connolly Limited and a Non-Executive Director of BSkyB PLC, Dyson Limited and George Weston Limited.

     Brent Hoberman is the Chief Executive Officer of the Company. He was the Co-Founder of lastminute.com and has been an Executive Director of the Company since February 2000 and of Last Minute Network Limited since inception in April 1998. Previously Brent was a Senior Associate at Spectrum Strategy Consultants, held the business development responsibilities at Line One, an internet service provider owned by News International, British Telecom and United News & Media and had 5 years of strategic consultancy experience. Brent was also part of the founding team of the European auction site, QXL. Brent received the Time Magazine Digital 25 Award for Outstanding Achievement in 2002.

     David Howell was appointed Chief Financial Officer and an Executive Director of the Company in July 2001. Prior to this appointment he was Group Finance Director of First Choice Holidays PLC between 1997 and 2001. Previously David was Group Finance Director of Central Transport Rental Group PLC and Group Chief Executive of GN Comtext Limited, a subsidiary of GN Great Nordic. David was previously a Non-Executive Director of Nestor Healthcare Group PLC from 1999 until October 2003.

     Clive Jacobs was appointed Executive Vice Chairman of the company in April 2003 following the acquisition of holiday autos. He started his own flight company at the age of 21 and then co-founded holiday autos in 1987. Since then, Clive has grown and diversified the holiday autos business and received carious travel industry awards.

     Ian McCaig was appointed a Director of the Company on November 20, 2003 and has been the Chief Operating Officer of the Group since August 2003. Previously Ian has held senior management positions at Nokia, most recently as a Global Vice President.

     Martha Lane Fox was Group Managing Director of the Company until December 31, 2003 and since that date has been a Non-Executive Director. She was the Co-Founder of lastminute.com and has been an Executive Director of the Company since February 2000 and of Last Minute Network Limited since inception in April 1998. From May 1997 to April 1998 she was Business Development Manager at Carlton Communications. Prior to that she was an Associate at Spectrum Strategy Consultants, where she specialised in pay television and managed teams both in the United Kingdom and Asia. In November 2003, Martha was voted Business Person of the Year at the London Business Awards.

Back to Contents

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

     Brian Collie has been a Non-Executive Director of the Company since February 2000. He has been Group Retail Director and an Executive Director of BAA plc since 1997, responsible for all commercial income at BAA’s airports globally, and was responsible for establishing World Duty Free, the international duty free subsidiary of BAA; he was previously Retail Director at Gatwick Airport. Brian is also a Non-Executive Director of Jurys Doyle Hotel Group plc.

     Agnès Touraine was appointed as a Non-Executive Director in May 2003. Based in France, she is a well respected and experienced businesswoman in both growth and large scale businesses. In her previous role she was Chairman and CEO of Vivendi Universal Publishing and has held a number of senior executive and consultancy positions, principally within media and publishing businesses, during her career. Agnès is currently the Managing Director of Act III Consultants, a management consultancy firm.

     Sven Boinet was appointed as a Non-Executive Director in August 2003. During the 15 years to January 2003, he was with the Accor Group. During that period he was a member of the Executive Board and responsible for worldwide hotels and gaming. He was also CEO of their Leisure Division. He is currently a Non-Executive Director of Geodis, France's largest road transport company and Pierre et Vacances, the largest French leisure residential company.

     Andrew Windsor was appointed Group Commercial Director in February 2003. Andrew is well respected in the travel industry having previously been Managing Director, Distribution for Thomas Cook UK and Canada with responsibility for all channels to market including retail shops, call centres, ecommerce and TV; he was also a director of accoladia, a joint venture between Thomas Cook and British Airways. Prior to 2001, Andrew held various roles within Thomas Cook and B&Q.

     Chip Steinmetz was appointed Chief Technology Officer in January 2003. Chip has previously held senior technology positions in a number of leading global organizations including American Airlines, UBS, Barclays Capital and the Walt Disney Internet Group.

     Liane Hornsey was appointed HR Director in September 2003. Liane has extensive HR experience most recently at NTL where she overhauled the recruitment and reward process. Most of her career has been within telecommunications, including BT, and media and entertainment, including Bertelsmann. Liane has worked across most functions from sales and marketing, corporate strategy and human resources and has had extensive global experience.

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

     Following recent acquisitions, material corporate growth and senior executive recruitment, the Remuneration Committee decided that this year was an appropriate time to conduct an extensive review of the remuneration of the Company's Executive Directors and senior executives.

     As a result of the review, which was completed in December 2003 with the assistance of external consultants and benchmarking, the Remuneration Committee is implementing a new remuneration policy which it believes will retain and develop further the Group's entrepreneurial culture whilst also focusing the majority of future executive remuneration on performance-related compensation, which the Committee believes will be in shareholders' best interests. The new policy provides a framework to motivate and retain the existing Executive Directors and senior executives and enables the Company to be competitive when recruiting.

     To support the principles of this new policy the Remuneration Committee has introduced or is proposing to introduce , subject to shareholder approval, a number of changes to the existing compensation structures:

•	a new annual share bonus plan from October 1, 2003 which will operate so that 50% of any bonus is payable in cash with the remainder in shares; half of these bonus shares will be held within the plan and belong to the participant immediately and the other half of the shares will be deferred and released to the participant after three years and may be forfeited in certain circumstances;

•	A new Long-Term Incentive Plan with the release of awards based on the Company's comparative total shareholder return performance against the comparator group set out below;

•	A change to granting options on an annual basis rather than block grants, with new grants vesting over three years and having performance conditions which initially are likely to be based on earnings per share growth and comparative total shareholder return measures; and

•	The introduction of a minimum shareholding requirement for the Executive Directors and senior executives.

     In addition, the Company is proposing to introduce an Inland Revenue approved all employee Share Incentive Plan to allow employees to invest tax efficiently in shares of the Company.

Remuneration of Non-Executive Directors

     All Non-Executive Directors have letters of appointment. Allan Leighton receives reimbursement for reasonable expenses. Robert Collier, Brian Collie, Agnès Touraine and Sven Boinet receive fees of £20,000 per annum, with the recommendation that all post tax income be used to purchase shares in the Company.

Directors' and Senior Management Remuneration

     With the exception of the amounts set out in note 6 of notes in the financial statements, we do not compensate our other Directors for their services on the Board of Directors or any committee of the Board of Directors. The aggregate remuneration paid to and accrued on behalf of all our Directors and senior management as a group for the year ended September 30, 2003 was £1,381,494 (2002: £1,531,168), in salaries, fees, commissions and bonuses. These amounts exclude pension and related benefits, other than those required to be paid or contributed to by law but include other benefits such as life and health insurance. They do not include expenses such as business travel, professional and business association dues and expenses reimbursed. With the exception of the cash supplement paid in lieu of pension benefits, there were no pension contributions paid or accrued in respect of the Directors in the year ended September 30, 2003.

     Further information regarding the details of compensation we paid to each of our Directors for the years ended September 30, 2001, 2002 and 2003 is set out in note 6 of notes to the financial statements.

Back to Contents

Board Practices

     The dates of appointment of the Board members are discussed within "Directors and Senior Management" above.

Employment Agreements

     Brent Hoberman has a service agreement with the Company dated February 24, 2000. David Howell, Clive Jacobs and Ian McCaig have employment agreements with Last Minute Network Limited dated June 21, 2001, April 17, 2003 and August 01, 2003. Each of the agreements may be terminated by either the Director or the respective company by giving six months notice. With the exception of the payment of any salary and benefits and any accrued bonus for David Howell, for the six month notice period, no further compensation is payable on any termination of contract.

     In addition to basic salary, each Executive Director is entitled to a supplement of up to 14% of basic salary, which may be taken as cash or by way of a contribution to their individual pension arrangements and the following benefits: paid holiday, company sick pay, participation in our private health and life assurance schemes, and participation in our share schemes.

     David Howell has entitlement to a performance based bonus, details of which are outlined below. The Committee has approved a policy which, if approved by shareholders, would entitle all the Directors to revised annual bonuses and share incentives subject to certain performance conditions.

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

     The Senior Management Board has been established during the year. The SMB consists of senior executive management and deals with the on-going day to day management of the Group, as well as reviewing and making recommendations in respect of the Group's operating and strategic policy and investment decisions to ensure that the long term interests of the shareholders, employees, customers and suppliers are considered.

     The Audit Committee is responsible for reviewing a wide range of matters including the quarterly results and annual financial statements before their submission to our Board and monitoring the involvement of our auditors in that process, focusing particularly on risk management, compliance with legal requirements and accounting standards and the requirements of the UK Financial Services Authority, the Nasdaq National Market and the Securities and Exchange Commission. Robert Collier chairs the Committee and its other members are Brian Collie and, since 28 May 2003, Agnès Touraine. Laurent Laffy was a member of the committee until March 6, 2003. Meetings are also attended, by invitation, by the Chief Financial Officer.

     The Remuneration Committee is responsible for developing policy on remuneration for Executive Directors and senior management, to make recommendations to the Board in respect of the framework for senior management remuneration and to determine specific remuneration packages for each of the Executive Directors. The Committee also oversees the operation of the Company’s share incentive schemes and approves allocations to Executive Directors and senior management. Brian Collie chairs the committee with Agnès Touraine (since May 28, 2003) and Sven Boinet (since October 1, 2003) as committee members.

     The Nomination Committee has been re-established during the year and is responsible for reviewing all board appointments. The Committee consists of Allan Leighton, who chairs the Committee, Brian Collie and Agnès Touraine. The Committee has not met

Back to Contents

during the year but all members of the Committee met Sven Boinet prior to his appointment as a Director and recommended his appointment to the Board.

Removal of Directors under English Law

     Pursuant to English law and our Articles of Association, our shareholders may, by ordinary resolution passed by a simple majority, remove any Director from office, notwithstanding any agreement between us and the Director, but without prejudice to any claim the Director may have for damages for breach of any agreement to which we are a party.

Employees

     As at September 30, 2003, we had 1,300 employees. This number relates to the total number of employees of lastminute.com plc and its subsidiaries, but excludes those of joint ventures. Of the above total number of employees, 486 were employed in the United Kingdom and 314 in France. As at September 30, 2002, we had 916 employees, of which 509 were employed in the United Kingdom and 294 in France. As at September 30, 2001, we had 592 employees, of which 297 were employed in the United Kingdom and 215 in France. Our human resources strategy is to attract, retain and reward talented, high-calibre employees focused on achieving excellent results. We believe that lastminute.com's market profile and remuneration strategy will help to achieve this aim. The involvement of employees in our financial performance is encouraged through the employee share option schemes as disclosed below.

Pensions

Employee Pension Schemes

     In the United Kingdom, we contribute to a group personal pension plan, a defined contribution plan, managed by Standard Life to provide retirement and death benefits for employees. We currently contribute up to a maximum of 14% of our employees' basic salaries to an investment account in the name of the individual employee, or pay the cash equivalent direct to the employee. Employees may contribute to the extent that Inland Revenue limits are not exceeded. All due contributions had been paid at September 30, 2003. The assets of the plan are separate from the assets of lastminute.com.

     We also contribute 1% of our employees' basic salaries to provide a package of health benefits for employees. This package consists of permanent health insurance and life assurance, insured through Royal & Sun Alliance, and private medical insurance insured through Prime Health. All due contributions had been paid at September 30, 2003.

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

     As at September 30, 2003, 17,861,428 options over our Ordinary Shares were outstanding. The details of the prices at which these

Back to Contents

options were granted are set out in note 7 of notes to the financial statements. All options were granted for no consideration.

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

The lastminute.com plc Sharesave Scheme

     The Sharesave Scheme is approved by the Inland Revenue under the Income and Corporation Taxes Act 1988. The operation of the Scheme is supervised by the Remuneration Committee of the Board of Directors (the “Committee”).

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

Limit on subscription. Not more than 10% of the issued Ordinary Share capital of the Company may be subscribed on the exercise of options granted since March 14, 2000 under the Scheme or any other share option scheme adopted by the Company or issued over that period under any other type of employees’ share scheme adopted by the Company.

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

Share Ownership

Directors' Interests in Shares and Share Options

     The interests of the Directors in the Ordinary Shares of the Company and share options granted by the Company as at September 30, 2001, 2002 and 2003 are set out in note 6 of notes to the financial statements.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth information with respect to the beneficial ownership of our major shareholders as at February 13, 2004, being the nearest practicable date to the filing of the annual report for the fiscal year ended September 30, 2003.

At February 13, 2004	Number of ordinary shares	%

Fidelity Investments Limited	33,255,637	10.99%
American Express Group	30,901,254	10.22%
Deutsche Bank AG	10,442,223	3.45%
Brent Hoberman	15,836,133	5.24%
Clive Jacobs	11,334,657	3.75%
Martha Lane Fox	10,207,879	3.38%
The Capital Group Companies, Inc.	12,927,500	4.28%
Legal and General	14,060,272	4.65%
Goldman Sachs	11,765,789	3.89%

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

     The following table sets forth information with respect to the beneficial ownership of our major shareholders at March 6, 2002, being the nearest practicable date to the filing of the annual report for the fiscal year ended September 30, 2001.

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

     As at February 13, 2004, we have approximately 151,000 shareholders and 14 ADR holders of record.

     So far as we are aware, we are neither directly nor indirectly owned or controlled by one or more corporations or by any government.

     We do not know of any arrangements the operation of which might result in a change in control of lastminute.com.

Transactions with Related Parties

     There have been no related party transactions entered into during the past three years.

Back to Contents

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     Reference is made to Item 18 for a list of all financial statements filed as part of this Annual Report.

     For information on legal proceedings, please refer to “Item 4 — Information on The Company — Legal Proceedings” above.

Significant Changes

     Please refer to “Item 5 — Operating and Financial Review and Prospects, Trend Information”.

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

     The following table sets forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the UK Listing Authority and the reported high and low stock prices of our ADSs on the Nasdaq National Market:

	Ordinary Shares		ADS

Year ended September 30	High	Low	High	Low

	(p)	(p)	(US$)	(US$)
2000
Annual	488	123	36.00	9.00
2001
Annual	140	20	10.00	1.14
2002
1st Quarter	44	19	3.56	1.20
2nd Quarter	70	33	5.30	2.25
3rd Quarter	96	60	7.34	4.00
4th Quarter	102	78	8.25	5.91
2003
1st Quarter	117	85	9.15	6.10
2nd Quarter	104	77	8.59	6.25
3rd Quarter	180	85	15.55	6.41
4th Quarter	295	173	25.23	14.15
2004
1st Quarter	316	205	27.51	18.36
Month
August 2003	276	211	22.50	17.25
September 2003	295	253	25.23	20.00
October 2003	307	256	26.65	21.45
November 2003	316	237	27.51	20.02
December 2003	292	205	25.57	18.36
January 2004	240	207	21.66	19.39
February 2004 (through to February 13, 2004)	235	206	22.56	19.47

     On February 13, 2004, the closing price on the London Stock Exchange was 235p per share.

     On February 13, 2004 the closing price on the Nasdaq National Market was $22.15 per ADS.

     As at February 13, 2004, there were 14 holders of record of ADRs and approximately 151,000 holders of shares. ADRs represented approximately 8.29% of the outstanding shares as of such date.

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

     No dividend will be paid other than out of our profits available for distribution under the provisions of the Companies Act 1985 and every other statue for the time being in force concerning companies and affecting lastminute.com.

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

Back to Contents

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

     Our Directors may, in the case of shares in certificated form, in their absolute discretion and without giving any specific reason, refuse to register any transfer of shares that are not fully paid provided that the exercise of such discretion does not prevent dealings of shares which are admitted to the Official List of the UK Listing Authority or which are listed on any other recognised stock exchange or the Nasdaq National Market from taking place on an open and proper basis. Our Directors also may refuse to register an allotment or transfer of shares, whether fully paid or not, in favour of more than four persons jointly.

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

Untraced Shareholders

     We will be entitled to sell shares held by untraceable shareholders at the best price reasonably obtainable as long as:

•	during the period of 12 years prior to the date of the publication of the advertisement referred to below at least three dividends in respect of the shares have become payable and no such dividend has been claimed;

•	we have, on expiry of this 12 year period, advertised in both a national newspaper and in a newspaper circulating in the area in which the last known address of the shareholder, or the address at which service of notices may be effected under the Articles is located, giving notice of our intention to sell the shares;

•	during the period of three months following the publication of the advertisements referred to above, we have not received any communication from the shareholder; and

•	notice has been given to a regulatory information service of our intention to make a sale of shares held by untraceable shareholders.

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

     Where the Default Shares represent 0.25% or more of the issued shares of the class in question, any of our Directors or our corporate secretary may, in their absolute discretion, by notice (a “Direction Notice”) to a shareholder holding Default Shares

Back to Contents

representing 0.25% or more of the issued shares in question, direct that (1) any dividend or part of any dividend or other money that otherwise would be payable in respect of the Default Shares will be retained by us, without any liability to pay interest when the dividend in respect of the Default Shares or other money is finally paid to the shareholder, and the shareholder will not be entitled to elect to receive share instead of a dividend; and/or (2) no transfer of any of the shares held by the shareholder will be registered unless the transfer is an approved transfer as defined in our Articles or the shareholder is not himself in default in supplying the information required and the transfer is only part of the shareholder’s holding and, when presented for registration, is accompanied by a certificate by the shareholder, in a form satisfactory to our Directors, to the effect that, after due and careful enquiry, the shareholder is satisfied that none of the shares subject to the transfer is a Default Share. In the case of shares in uncertificated form, our Directors may only exercise their discretion to register a transfer if the Uncertificated Securities Regulations 2001, including any modification thereof or any regulation in substitution thereof made under Section 307 of the Companies Act 1989 and for the time being in force (the “CREST regulations”) permit it. Any Direction Notice will cease to have effect in relation to any shares that are transferred by a shareholder holding Default Shares representing 0.25% or more of the issued shares in question by means of an approved transfer or as described above.

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

Back to Contents

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

Taxation of US Holders

     The following is a summary of certain material UK and US federal income tax consequences of the ownership and disposition of shares or ADSs evidenced by ADRs.

     This summary applies only to US Holders. You are a "US Holder" if you are a beneficial owner of shares or ADSs and holds such shares or ADSs as capital assets and you are one of the following:

•	a citizen or individual resident of the United States for US federal income tax purposes,

•	a corporation (or other entity treated as a corporation) created or organized under the laws of the United States or any State within the United States, or

•	otherwise subject to US federal income tax on a net income basis in respect of the shares or ADSs.

United Kingdom Tax Considerations

     The following summary is of a general nature and does not address all of the tax consequences that may be relevant to a US Holder in light of each Holder's particular situation. For example, this summary does not apply to US expatriates, insurance companies, banks, tax-exempt organizations, regulated investment companies, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, individual retirement accounts and other tax-deferred accounts, persons who hold their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, persons who own directly, indirectly or by attribution 10 percent or more of our outstanding share capital or voting stock, persons resident or ordinarily resident in the UK or persons whose functional currency is not the US dollar.

     The tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences to its partners of owning and disposing of shares or ADSs.

     This summary is based upon:

•	existing UK tax law and UK Inland Revenue practice, and US law and US Internal Revenue Service practice, including the US Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect, and all of which are subject to change or changes in interpretation at any time, possibly with retroactive effect;

•	the US–UK Income Tax Convention that entered into force on March 31, 2003, as amended by a Protocol (the “New Convention”); and

•	in part upon representations of the depositary.

     This summary assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement and any related agreement will be performed in accordance with its respective terms.

Back to Contents

     The summary of UK tax and US federal income tax consequences set out below is for general information only. You should consult your own tax advisor as to the particular tax consequences to you of acquiring, owing and disposing of the shares or ADSs, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law as well as your eligibility for the benefits of the New Convention.

Taxation of Dividends and Distributions

     Under current UK taxation legislation, no tax is required to be withheld at source from cash dividend payments by us.

Taxation of Capital Gains

     If you are not resident or ordinarily resident in the United Kingdom then, subject to the comments below, you will not ordinarily be liable for UK tax on capital gains realised on the disposal of a share or ADS for tax purposes unless, at the time of the disposal, you carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and the share or ADS you dispose of is, or has been used, held or acquired for the purposes of that trade, profession or vocation carried on by you in the United Kingdom or for the purposes of that branch, agency or permanent establishment in the United Kingdom.

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

Back to Contents

Taxation of Dividends

     We have never paid cash dividends to our shareholders and we currently do not anticipate paying dividends for the foreseeable future. If we were to pay a dividend, then, subject to the PFIC rules discussed below, you would be subject to tax on the gross amount of these dividends as foreign source dividend income to the extent they were paid out of our current or accumulated earnings and profits, as determined for US federal income tax purposes, and would not be eligible for the dividends received deduction allowed to corporations. Any dividends that exceeded our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. We do not currently intend to calculate our earnings and profits in accordance with US federal income tax principles.

For purposes of computing allowable foreign tax credits for US federal income tax purposes, dividends paid by us generally will be treated as "passive income", or in the case of certain holders, "financial services income".

Back to Contents

Foreign Currency Dividends

     For US federal income tax purposes, the amount of any dividend paid in pounds sterling will be included in your gross income in an amount equal to the US dollar value of the pounds sterling on the date they are received by you, in the case of shares, or by the depositary, in the case of ADSs, based on the exchange rate in effect on that date. If you or the depositary convert dividends received in pounds sterling into US dollars on the day they are received, you generally will not be required to recognize foreign currency gain or loss in respect of this dividend income. If the pounds sterling received are not converted into US dollars on the date of receipt, you will have a basis in the foreign currency equal to the US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss.

Effect of UK Tax Credit

     US Holders should be aware that the New Convention generally will have effect in respect of any dividends paid by us on or after May 1, 2003. Unlike the provisions of the prior tax treaty, under the New Convention there will be no entitlement to any UK tax credit and no notional UK withholding tax applied to a dividend payment and, therefore, it will not be possible to claim a foreign tax credit in respect of any dividend payment paid by us on or after May 1, 2003. However, if we were to pay a dividend prior to May 1, 2004, certain provisions of the prior tax treaty could be relevant to US Holders who elect to have the prior tax treaty continue in force. In such case, US Holders should consult their tax advisors as to the availability of the credit, the corresponding notional UK withholding, the procedure for making the election and the resulting implications and filing requirements for US federal income tax purposes.

Recent US Tax Law Changes Applicable to Individuals

     Under 2003 US tax legislation, individual US Holders (and some trusts and estates) are eligible for reduced rates of US federal income tax (currently a maximum of 15%) in respect of "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, provided that the holders meet certain holding period and other requirements. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if the non-US corporation is not a passive foreign investment company and, among other things, (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the New Convention) which provides for the exchange of information. We do not anticipate paying dividends in the near future, and because we do not determine whether we are a passive foreign investment company (a "PFIC") each year (as described below in "– Passive Foreign Investment Company Considerations"), we may not be able to determine whether any dividends paid by us are eligible for this reduced rate. In the future, the Internal Revenue Service is expected to issue certification procedures whereby a non-US corporation will have to certify as to the eligibility of its dividends for the reduced US federal income tax rates. If we were to pay a dividend on our shares and ADSs, we will review our policy regarding the determination of PFIC status in light of the fact that the reduced rates are available only to non-US corporations that are not PFICs.

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

Back to Contents

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

     If we are a PFIC in any year during which you own shares, you generally will be subject to special rules (regardless of whether we continue to be a PFIC) with respect to:

•	distributions exceeding 125% of the average annual distributions received from us in the previous three taxable years or, if shorter, your holding period for the shares,

•	any gain realised on the sale or other disposition of shares.

     Under these rules:

•	the distribution or gain will be allocated rateably over your holding period,

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC will be taxed as ordinary income, and

•	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax applicable to you for that year and an interest charge for the deemed deferral benefit will be imposed on the resulting tax attributable to each of these other taxable years, and

•	any dividend paid by us will not be eligible for the reduced rate of taxation on dividends (described above).

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

Backup Withholding and Information Reporting

     Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or redemption of shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.

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

Back to Contents

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

     We had significant cash balances at September 30, 2003 and 2002.

     Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents and short-term investments. We invest surplus funds in AAA rated credit institutions and earn interest at a floating rate that follows LIBOR.

     We do not use derivative financial instruments in our investment portfolio. We seek to ensure the safety and preservation of our invested funds by limited default and market risks by investing with high rated financial institutions.

     The outstanding financial liabilities which arose as a result of the acquisitions of holiday autos group and exhilaration incentive management have been recorded at their undiscounted values due to the timing of settlement. No interest was payable in relation to this liability at year end.

     We incurred a relatively small interest expense due to the financial leases that were undertaken during the year. The interest incurred on these leases is at a fixed rate, and further details have been disclosed in note 22 of notes to the financial statements.

Exchange Rate Sensitivity

     We publish our consolidated financial statements in pounds sterling, which is our functional currency. In the year ended September 30, 2003, 51% of our total revenues were recorded in pounds sterling, as compared to 55% in 2002, and substantially all the rest was in euro or European currencies that were replaced by the euro from January 1, 2002. In the future, we expect this trend to continue with a greater portion of our sales in the European countries that have adopted the euro as their currency, as well as sales from European countries such as Norway, Sweden, Switzerland and others that have not adopted the euro. Pounds sterling purchases and expenses represented approximately 51% of our cost of sales and operating expenses in the year ended September 30, 2003, as compared to 66% in the previous year. A weakening of the euro or other European currencies that are not part of the euro market against the pound sterling would reduce our reported revenues and could reduce our reported operating and net income.

     During the year the Group did not seek to hedge this foreign currency exposure apart from in the Degriftour Group, where US dollar exposures were hedged in accordance with Degriftour’s exchange rate policy as stated in note 22 of notes to the financial statements.

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

PART II

ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Back to Contents

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the US Securities Exchange Act of 1934 Rule 13a-14(c), 15(e)) as at September 30, 2003, have concluded that, as of such date, our disclosure controls and procedures were effective.

     There were no changes in our internal controls over financial reporting or in other factors that could materially affect these controls subsequent to the date of this Form 20-F, nor were there any significant deficiencies or material weaknesses in such internal controls requiring corrective actions.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board has determined that we do not have an "audit committee financial expert" serving on our audit committee as defined by the U.S. Securities and Exchange Commission, as none of the members of our audit committee have the "experience preparing, auditing, analysing or evaluating financial statements" to the extent required. The Board believes, nonetheless, that the members of our audit committee understand the issues facing a fast growing e-commerce business and have relevant business experience that will enable them to diligently and zealously question management and the company's auditor about our financial statements.

ITEM 16B. CODE OF ETHICS

Code of Ethics for Chief Executive Officer and Principal Financial Officers

     lastminute.com’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Group Financial Controller hold important roles in corporate governance. They are uniquely capable and empowered to ensure that lastminute.com’s and its shareholders’ interests are protected.

     The code of ethics below provides principles to which these officers are expected to adhere and which they are expected to advocate. This code of ethics complements other policies and procedures available on the company intranet. This code of ethics is published on lastminute.com’s website.

     Any change to this code of ethics and any explicit or implicit waiver from it for these officers will be disclosed in accordance with applicable law and regulations of the stock exchange, including, without limitation, on lastminute.com’s website within five business days after the date of the change or waiver and for at least a 12-month period thereafter.

The Chief Executive Officer, Chief Operating Officer and aforementioned principal financial officers will:

1.	act with honesty and integrity, including ethically handling actual or apparent conflicts of interest between their personal relationships or financial or commercial interests and their responsibilities to lastminute.com;

2.	make full, fair, accurate, timely and understandable disclosure in all reports and documents that lastminute.com files with, or submits to, the U.S. Securities and Exchange Commission or otherwise makes public;

3.	comply with all governmental laws, rules and regulations applicable to lastminute.com and to its relationship with its shareholders;

4.	report known or suspected violations of this code of ethics promptly to Liane Hornsey, HR Director in accordance with the applicable procedure; and

5.	ensure that their actions comply not only with the letter but the spirit of this code of ethics and foster a culture in which compliance with the law and lastminute.com’s policies is at the core of lastminute.com activities.

Back to Contents

     If any such officer acts in contravention of these principles, lastminute.com will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal without benefits or the initiation of judicial proceedings.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILLIATED PURCHASERS

     Not applicable.

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     The following audited financial statements and related schedule, together with the report thereon of Ernst and Young LLP, are filed as part of this Annual Report:

76

Back to Contents

Back to Financials

ITEM 19. EXHIBITS

     The following exhibits are filed as part of this Annual Report:

Exhibit Number		Description

1.1	*	Memorandum and Articles of Association of lastminute.com plc
2.1	*	Form of American Depositary Receipt
2.2	*	Form of Deposit Agreement between lastminute.com plc and the Morgan Guaranty Trust Company of New York, as depositary
4.1	*	Subscription and Shareholders' Agreement dated June 29, 1998
4.2	*	Shareholders' Agreement dated May 21, 1999
4.3	*	Subscription Disclosure Letter Agreement dated May 21, 1999
4.4	*	First Supplemental Shareholders' Agreement dated June 4, 1999
4.5	*	Second Supplemental Shareholders' Agreement dated November 16, 1999
4.6	*	Third Supplemental Shareholders' Agreement dated February 4, 2000
4.7	*	Deed of Adherence to Shareholders' Agreement dated February 15, 2000
4.8	*	Share Exchange Agreement dated February 15, 2000
4.9	*	Travel Agency Booking Agreement between Apollo Travel Limited and Last Minute Network Limited dated August 5, 1998
4.10	*	Side letter agreement between Apollo Travel Limited and Last Minute Network Limited dated April 31, 1999 (sic)
4.11	*	Lufthansa Warrant Instrument dated January 31, 2000
4.12	*	Virgin Atlantic Airways Warrant Instrument dated February 14, 2000
4.13	*	Acquisition Agreement dated January 26, 2000
4.14	*	Service Agreement dated February 24, 2000 between Brent S. Hoberman and lastminute.com plc
4.15	*	Service Agreement dated February 24, 2000 between Martha Lane Fox and lastminute.com plc
4.16	*	1998 Unapproved Executive Share Option Scheme
4.17	*	1999 Unapproved Executive Share Option Scheme
4.18	*	2000 Unapproved Executive Share Option Scheme
4.19	*	2000 Approved Executive Share Option Scheme
4.20	*	2000 Non-Executive Share Option Scheme
4.21	*	Acquisition Agreement dated August 11, 2000 between lastminute.com plc, lastminute S.A.R.L. and Francis Reversé, Pierre Henri Alzon, Pierre Jacques Alzon, Phillipe Merlhiot and Frédéric Battut and their respective spouses and children
4.22	*	First Demand Guarantee dated October 23, 2000 between lastminute S.A.R.L., Barclays Bank plc and Francis Reversé, Pierre Henri Alzon, Pierre Jacques Alzon, Phillipe Merlhiot and Frédéric Battut and their respective spouses and children
4.23	*	First Demand Guarantee dated October 19, 2000 between Banque Eurofin, lastminute.com plc, and lastminute S.A.R.L.
4.24	*	First Demand Guarantee dated October 19, 2000 between Banque Eurofin, lastminute.com plc, and lastminute S.A.R.L.
4.25	*	Service Agreement dated June 21, 2001 between David Howell and Last Minute Network Limited
4.26	*	Lastminute.com plc Sharesave Scheme dated February 14, 2002
4.27	*	Service Agreement dated April 8, 2002 between Vimal Khosla and Last Minute Network Limited
4.28		Service Agreement dated April 17, 2003 between Clive Jacobs and Last Minute Network Limited
4.29		Service Agreement dated April 17, 2003 between Ian McCaig and Last Minute Network Limited
4.30		Acquisition Agreement dated July 21, 2002 between lastminute.com plc and certain shareholders of Travelprice.com
4.31		Acquisition Agreement dated March 26, 2003 between lastminute.com plc and Clive Jacobs and others
8.1		List of Subsidiaries
12		Certificates of Chief Executive Officer and Chief Financial Officer are required by Rule 13a-14a pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13		Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Back to Contents

Back to Financials

__________

*	Previously filed as exhibits to Registration Statement on Form F-1 (Registration No. 333-11582), or the Annual Report on Form 20-F for the fiscal years ending September 30, 2001 and 2002 of lastminute.com plc and incorporated herein by reference.

Back to Contents

Back to Financials

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

lastminute.com plc

By:	/s/ David Howell

Name:	David Howell
Title:	Chief Financial Officer
Dated:	March 31, 2004

Back to Financials

LASTMINUTE.COM PLC

REPORT OF INDEPENDENT AUDITORS

To: The Board of Directors
lastminute.com plc

     We have audited the accompanying consolidated balance sheets of lastminute.com plc at September 30, 2002 and 2003, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, changes in shareholders' funds and cash flows for each of the three years in the period ended September 30, 2003. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of lastminute.com plc at September 30, 2002 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 30 of Notes to the Financial Statements). Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

London, England
November 20, 2003, except for
Note 29 – Post Balance Sheet Events,
as to which the date is March 3, 2004

Back to Financials

LASTMINUTE.COM PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended September 30,

	Notes	2001		2002		2003		2003		2003

		Total		Total		Before exceptional items and goodwill amortisation		Exceptional items and goodwill amortisation (Note 4)		Total
(£000, except shares and per share amounts)
Turnover	3
Group and share of joint ventures		18,416		35,077		190,705		—		190,705
Less share of joint ventures		(47)		(187)		(2,311)		—		(2,311)

Continuing operations:
- Ongoing		18,369		34,890		59,734		—		59,734
- Acquisitions		—		—		128,660		—		128,660

Group turnover		18,369		34,890		188,394		—		188,394
Cost of sales		1,165		1,626		87,447		—		87,447

Gross profit		17,204		33,264		100,947		—		100,947

Operating costs
Product development		7,800		6,081		4,606		1,294		5,900
Sales and marketing		27,207		21,932		61,949		1,017		62,966
General and administration		15,787		12,577		19,362		2,767		22,129

Operating costs before depreciation and amortisation		50,794		40,590		85,917		5,078		90,995
Depreciation		8,744		9,781		14,798		—		14,798
Goodwill amortisation		14,660		18,666		—		42,261		42,261

Total operating costs		74,198		69,037		100,715		47,339		148,054

Operating (loss)/profit
Continuing operations:
- Ongoing		(56,994)		(35,773)		(6,392)		(47,339)		(53,731)
- Acquisitions		—				6,624		—		6,624

Group operating (loss)/profit	4	(56,994)		(35,773)		232		(47,339)		(47,107)
Share of operating loss in joint ventures	16	(196)		(413)		(183)		—		(183)
Share of operating loss in associate	16	—		(4)		(5)		—		(5)
Amortisation of goodwill arising on the investment in an associate	16	—		(148)		—		(592)		(592)

Total operating (loss)/profit : group and share of joint ventures and associate		(57,190)		(36,338)		44		(47,931)		(47,887)
Continuing operations:
- Exceptional costs of a fundamental reorganisation	5	—		(3,094)		—		—		—

(Loss)/profit on ordinary activities before interest and taxation		(57,190)		(39,432)		44		(47,931)		(47,887)
Interest receivable	9	3,480		1,419		1,402		—		1,402
Interest payable and similar charges	10	(36)		(62)		(1,222)		—		(1,222)

(Loss)/profit on ordinary activities before taxation		(53,746)		(38,075)		224		(47,931)		(47,707)
Tax on loss on ordinary activities	11	158		(6)		62		—		62

(Loss)/profit for the financial year (1)		(53,588)		(38,081)		286		(47,931)		(47,645)

(Loss)/profit per share – basic and diluted	13	(31.50	)p	(20.15	) p	0.11	p	(17.99	)p	(17.88	)p

_______________________

(1)	A summary of the differences between accounting principles generally accepted in the United Kingdom and those generally accepted in the United States applicable to the Company is set forth in note 30 of notes to the financial statements.

The notes to the financial statements are an integral part of these financial statements.

Back to Financials

LASTMINUTE.COM PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

		Year ended September 30,

	Notes	2001	2002	2003

		(£000)
Loss for the financial year excluding share of losses in joint ventures and associate		(53,392)	(37,516)	(46,865)
Share of joint ventures’ loss for the year	16	(196)	(413)	(183)
Share of associate’s loss for the year and amortisation of goodwill arising on acquisition of associate	16	—	(152)	(597)
Gain on the establishment of joint ventures		202	—	—
Foreign currency translation differences		(414)	859	(2,496)

Total recognised gains and losses for the year		(53,800)	(37,222)	(50,141)
Prior year adjustment	16	184	—	—

Total gains and losses recognised		(53,616)	(37,222)	(50,141)

(1)	The statements of comprehensive income required under United States generally accepted accounting principles are set forth in note 30 of notes to the financial statements.

Back to Financials

LASTMINUTE.COM PLC

CONSOLIDATED BALANCE SHEETS

	Notes	2002	2003

		(£000)
Fixed assets
Intangible assets	14	81,457	127,018
Tangible assets	15	12,081	21,815
Investments
– joint ventures
– gross assets		1,255	1,139
– gross liabilities		(396)	(180)
	16	859	959
– associate	16	2,232	1,644

Total investments		3,091	2,603

Total fixed assets		96,629	151,436

Current assets
Stocks	17	75	240
Debtors	18	16,101	38,905
Cash at bank and in hand		49,617	112,741

		65,793	151,886
Creditors: amounts falling due within one year	19	53,690	131,669

Net current assets		12,103	20,217

Total assets less current liabilities		108,732	171,653
Creditors: amounts falling due after more than one year	20	42	70,620
Provisions for liabilities and charges	23	4,114	3,892

		104,576	97,141

Capital and reserves (1)
Called up share capital		2,360	2,969
Share premium account		123,631	143,805
Shares to be issued		3,600	4,095
Merger reserve		99,848	123,555
Other reserves		6,439	4,160
Profit and loss account		(131,302)	(181,443)

Total equity shareholders’ funds		104,576	97,141

(1)	A summary of the differences between accounting principles generally accepted in the United Kingdom and those generally accepted in the United States applicable to the Company is set forth in note 30 of notes to the financial statements.

The notes to the financial statements are an integral part of these financial statements.

Back to Financials

LASTMINUTE.COM PLC

CONSOLIDATED STATEMENTS OF CHANGES IN THE SHAREHOLDERS’ FUNDS

Share Capital

lastminute.com plc	Ordinary Shares

	(No.)	(£000)

Authorised
At October 1, 2000 and September 30, 2001, 2002 and 2003	10,053,660,000	100,537

Issued
At October 1, 2000	150,574,229	1,505
Share options exercised	2,661,801	27
£0.01 Ordinary Shares issued in consideration for the acquisition of Degriftour Group	19,700,000	197
£0.01 Ordinary Shares issued in consideration for the acquisition of Urbanbite Limited	442,151	4

At September 30, 2001	173,378,181	1,733
Share options exercised	2,541,464	24
£0.01 Ordinary Shares issued in consideration for the acquisition of Travelselect.com	13,774,242	138
£0.01 Ordinary Shares placed in relation to the acquisition of Travelselect.com	1,343,143	13
£0.01 Ordinary Shares issued as consideration for the acquisition of Destination Group	4,835,298	48
£0.01 Ordinary Shares placed in relation to the acquisition of Destination Group	9,638,555	96
£0.01 Ordinary Shares issued in consideration for the investment in LCC24.com	2,804,136	28
£0.01 Ordinary Shares issued in consideration for the acquisition of Travelprice.com Group	28,000,783	280

At September 30, 2002	236,315,802	2,360
Share options exercised	8,052,979	81
£0.01 Ordinary Shares issued in consideration for the acquisition of Travelprice.com Group	6,279,518	63
£0.01 Ordinary Shares issued in consideration for services to the Company	19,118	1
£0.01 Ordinary Shares issued in consideration for the acquisition of Travelselect.com	1,955,709	20
£0.01 Ordinary Shares issued as consideration for the acquisition of Destination Group	1,354,422	14
£0.01 Ordinary Shares issued as consideration for the acquisition of holiday autos group	27,191,771	272
£0.01 Ordinary Shares placed in relation to the acquisition of holiday autos group	14,814,815	148
£0.01 Ordinary Shares issued as consideration for the acquisition of eXhilaration	955,110	10

At September 30, 2003	296,939,244	2,969

The notes to the financial statements are an integral part of these financial statements.

Back to Financials

LASTMINUTE.COM PLC

CONSOLIDATED STATEMENTS OF CHANGES IN THE SHAREHOLDERS’ FUNDS — (continued)

Total Shareholders’ Funds

	Share capital	Share premium account	Shares to be issued	Merger reserve	Other reserves	Profit and loss account	Total shareholders’ funds

	(£000)

At October 1, 2000	1,505	112,923	197	61,746	5,203	(40,280)	141,294
Loss for the year	—	—	—	—	—	(53,588)	(53,588)
Foreign currency translation differences	—	—	—	—	—	(414)	(414)
Gain arising on the establishment of joint venture	—	—	—	—	—	202	202
Consideration in relation to purchase of:
Degriftour Group	197	—	(197)	—	—	—	—
Urbanbite Limited	4	—	—	146	—	—	150
Shares issued on exercise of options	27	162	—	—	—	—	189
Other	—	(102)	—	—	—	—	(102)
Share-based compensation	—	—	—	—	1,181	—	1,181

At September 30, 2001	1,733	112,983	—	61,892	6,384	(94,080)	88,912
Loss for the year	—	—	—	—	—	(38,081)	(38,081)
Foreign currency translation differences	—	—	—	—	—	859	859
Consideration in relation to purchase of:
Travelselect.com Group	138	—	2,100	8,462	—	—	10,700
Destination Group	48	—	1,500	4,013	—	—	5,561
Travelprice.com Group	280	—	—	25,481	2,540	—	28,301
LCC24.com	28	2,355	—	—	—	—	2,383
Share placing for acquisition of:
Travelselect.com Group	13	753	—	—	—	—	766
Destination Group	96	7,748	—	—	—	—	7,844
Shares issued on exercise of options	24	184	—	—	—	—	208
Other	—	(392)	—	—	—	—	(392)
Share-based compensation	—	—	—	—	(2,485)	—	(2,485)

At September 30, 2002 (2)	2,360	123,631	3,600	99,848	6,439	(131,302)	104,576
Loss for the year	—	—	—	—	—	(47,645)	(47,645)
Foreign currency translation differences	—	—	—	—	—	(2,496)	(2,496)
Shares issued in relation to the acquisition of:
holiday autos group	272	—	3,268	22,705	—	—	26,245
eXhilaration	10	—	—	1,002	—	—	1,012
Travelselect.com Group	20	1,618	(1,638)	—	—	—	—
Destination Group	14	1,121	(1,135)	—	—	—	—
Travelprice.com Group	63	3,052	—				3,115
Share placing in relation to:
holiday autos group	148	11,852	—	—	—	—	12,000
Shares issued on exercise of options	82	2,531	—	—	—	—	2,613
Share-based compensation	—	—	—	—	(2,279)	—	(2,279)

At September 30, 2003	2,969	143,805	4,095	123,555	4,160	(181,443)	97,141

(1)	The Group has taken advantage of the relief provided by Section 131 of the Companies Act 1985 from setting up a share premium account for the shares issued in respect of the acquisitions of eXhilaration, holiday autos group, Travelselect.com, the Destination Group, Travelprice.com, the Degriftour Group and Urbanbite Limited.
(2)	Retained losses of £181,443,000 at September 30, 2003 (2002: £131,302,000; 2001: £94,080,000) include cumulative retained losses of £884,000 (2002: £710,000; 2001: £288,000) in respect of joint ventures.

The notes to the financial statements are an integral part of these financial statements.

Back to Financials

LASTMINUTE.COM PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Year ended September 30,

	Notes		2001	2002	2003

			(£000)
Net cash (outflow) / inflow from operating activities	25	(a)	(31,079)	(2,706)	29,054

Cash outflow from exceptional item	5		—	(378)	(7,989)

			(31,079)	(3,084)	21,065
Returns on investments and servicing of finance
Bond issue costs			—	—	(2,076)
Interest received			3,480	1,419	1,224
Interest paid			(36)	(55)	(1,218)
Interest element of finance lease rental payments			—	(7)	(406)

Net returns on investment and servicing of finance			3,444	1,357	(2,476)

Taxation
Overseas tax paid			—	(241)	—
Capital expenditure and financial investment
Payments to acquire tangible fixed assets			(8,420)	(6,682)	(15,198)
Receipts from sale of tangible fixed assets			87	671	—

Net cash (outflow) / inflow before acquisitions and management of liquid resources and financing			(35,968)	(7,979)	3,391

Acquisitions
Overdraft acquired with subsidiary undertakings			—	—	(9,376)
Cash acquired with subsidiary undertakings			160	19,088	1,207
Payments to acquire subsidiary undertakings/joint venture (1)			(21,350)	(16,127)	(22,006)

Net cash outflow before management of liquid resources and financing			(57,158)	(5,018)	(26,784)
Management of liquid resources
Increase in short term deposits	25	(b)	(1,502)	(6,043)	(5,569)

Net cash outflow before financing			(58,660)	(11,061)	(32,353)
Financing
Issue of bond			—	—	72,063
Issue of share capital			87	9,024	17,729
Share issue costs			—	(155)	—
Repayment of loan			—	(766)	—
Repayments of capital elements of finance leases			—	(85)	(939)

(Decrease)/increase in cash	25	(b)	(58,573)	(3,043)	56,500

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET FUNDS
Movement in cash			(58,573)	(3,043)	56,500
Cash inflow from issue of bond			—	—	(72,063)
Bond issue costs			—	—	2,076
Cash outflow from short term deposits	25	(b)	1,502	6,043	5,569
Repayments of capital elements of finance leases			—	85	939

Changes in net funds resulting from cashflows			(57,071)	3,085	(6,979)
New finance leases			—	(282)	(2,842)
Exchange difference			—	—	1,812
Net funds at the beginning of the year	25	(b)	103,688	46,617	49,420

Net funds at the end of the year	25	(b)	46,617	49,420	41,411

(1)	Payments to acquire subsidiary undertakings/joint venture include £904,000 in respect of the investment in Lastminute.com Japan Limited for the year ended September 30, 2002 and £6,268,000 of deferred consideration in respect of acquisition of Degriftour for the year ended September 30, 2001. For the year ended September 30 2003, payments to acquire subsidiary undertakings includes £2,338,000 deferred consideration in respect of the acquisition of Travelprice.
(2)	The significant differences between the consolidated statements of cash flows presented above and those required under United States generally accepted accounting principles are set forth in note 30 of notes to the financial statements.

The notes to the financial statements are an integral part of these financial statements.

Back to Financials

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

     Immediately prior to the initial listing of the Company's shares on March 21, 2000, each of the outstanding preference A shares and preference B shares were converted into 285 ordinary shares of the company. In addition, through the Company's initial public offering, lastminute.com plc issued 33,000,000 Ordinary shares on March 21, 2000 raising approximately £125.4 million before expenses.

     The Degriftour group of companies was acquired in September 2000 and Urbanbite Limited was acquired in July 2001.

     The Travelselect.com Group, the Destination Group and the Travelprice.com Group were acquired in April 2002, June 2002 and at the end of July 2002 respectively.

     eXhilaration, holiday autos group and Lastminute Network S.L. were acquired in November 2002, March 2003 and September 2003 respectively.

2. ACCOUNTING POLICIES

Basis of preparation

     The financial statements are prepared under the historical cost convention and are in accordance with applicable United Kingdom accounting standards. The financial statements are prepared on the going concern basis.

Basis of consolidation

     The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings (together the “Group”), drawn up to September 30, 2003. The results of the businesses acquired, or disposed of, are included for the period that they were under the Group’s control.

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

     eXhilaration and holiday autos group (comprising holiday autos group limited and subsidiaries) have been included in the consolidated financial statements for the periods from November 2002 and March 2003 respectively using the acquisition method of accounting. The purchase consideration has been allocated to the assets and liabilities on the basis of their fair values at the respective dates of the acquisitions.

     Entities in which the Group holds an interest on a long-term basis and are jointly controlled by the Group and one or more other venturers under a contractual arrangement are treated as joint ventures. In the consolidated financial statements, joint ventures are accounted for using the gross equity method.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

2. ACCOUNTING POLICIES (continued)

     Entities, other than subsidiary undertakings or joint ventures, in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence are treated as associates. In the consolidated financial statements, associates are accounted for using the equity method.

Turnover

     Turnover represents the aggregate amount of revenue from products sold and is stated exclusive of recoverable VAT and associated taxes.

     Where the group acts as agent and does not take ownership of the products or services sold, turnover represents commissions earned less amounts due or paid on any commission shared. Where the group acts as principal and purchases the products or services for resale, turnover represents the price at which the products or services have been sold across the Group’s various platforms.

     Turnover also includes advertising and sponsorship income which is recognised over the period to which it relates.

     Travel turnover, which includes flights, holidays and car hire, is recognised at the date of departure. Other turnover is recognised based on booking date.

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

Back to Financials

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

     The results of overseas subsidiaries, joint ventures and associate are translated into pounds sterling at actual rates of exchange for the period. Assets and liabilities of overseas subsidiaries, joint ventures and associates are translated into pounds sterling at the rate of exchange at the balance sheet date. Exchange differences arising from the retranslation of opening net assets and results from operations denominated in foreign currencies to period end rates are taken direct to shareholders’ funds.

Financial instruments

     The Group uses a limited number of derivative financial instruments to hedge its exposures to fluctuations in foreign exchange rates. Instruments are used to hedge a committed or probable future transaction and are not recognised until the transaction occurs. The Group’s policy is not to enter into any other derivative instruments.

     Costs incurred in arranging debt facilities are deducted from the amount raised and amortised over the life of the debt.

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

Tangible fixed assets

     Tangible fixed assets are stated at cost less depreciation.

     Depreciation is provided on all tangible fixed assets at rates calculated to write off their cost, less estimated residual value based on prices prevailing at the date of acquisition, over the estimated useful lives of the assets, as follows:

Freehold land and buildings	buildings over fifty years
Leasehold improvements	remaining period of the lease
Motor vehicles	four years
Furniture and office equipment	four to five years
Computer systems and equipment	three years
Computer software	one to two years

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

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

2. ACCOUNTING POLICIES (continued)

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

	Turnover (by destination and source)

	Year ended September 30,

	2001	2002	2003

	(£000)
By geographical area
United Kingdom	6,899	19,254	96,785
France	10,059	12,769	19,274
Germany	750	1,490	41,654
Italy	156	621	2,094
Spain	291	68	468
Other European Union countries	261	875	30,430

	18,416	35,077	190,705

	Net assets/(liabilities) (2)		Net loss on ordinary activities before taxation (3)

	September 30,		Year ended September 30,

	(£000)
	2002	2003	2001	2002	2003

By geographical area
United Kingdom (1)	69,176	29,992	(29,720)	(16,373)	(24,205)
France	(10,484)	41,432	(19,350)	(19,214)	(24,222)
Germany	(7,037)	(11,889)	(3,485)	(1,766)	562
Italy	(1,470)	195	(871)	261	236
Spain	(63)	(1,941)	(1,319)	(63)	(399)
Other European Union countries	4,837	(4,125)	(2,445)	(2,129)	733

	54,959	53,664	(57,190)	(39,284)	(47,295)
Amortisation of goodwill arising on the acquisition of associate	—	—	—	(148)	(592)
Net interest receivable	—	—	3,444	1,357	180
Convertible bond	—	(69,264)	—	—	—
Interest bearing assets	49,617	112,741	—	—	—

	104,576	97,141	(53,746)	(38,075)	(47,707)

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

3. TURNOVER AND SEGMENTAL ANALYSIS (continued)

	Gross Profit
	Year ended September 30,

	(£000)
	2002	2003

Flights	7,242	11,194
Holidays	17,201	22,044
Hotels	4,889	7,303
Car hire	—	45,224
Other (4)	3,932	15,182

	33,264	100,947

     2001 figures not available

____________
(1)	The following amounts are included for acquisitions: Turnover (by destination and source) £56,011,000 in the United Kingdom (2002: £5,597,000; 2001: £nil), £4,736,000 in France (2002: £1,190,000; 2001: £nil), £40,085,000 in Germany (2002: £nil; 2001: £nil) and £27,829,000 in other European Union countries (2002: £287,000; 2001: £nil). Net profit/(loss) on ordinary activities before taxation £4,936,000 in the United Kingdom (2002: £1,628,000; 2001: £nil), £(74,000) in France (2002: £(1,399,000); 2001: £nil), £2,535,000 in Germany (2002: £nil; 2001: £nil) and £1,709,000 in other European Union countries (2002: £(367,000); 2001:£nil).
(2)	The United Kingdom losses for 2001, 2002 and 2003 include central technical development and maintenance costs and the expenses related to the Group management functions, which are not apportioned across the Group’s operating businesses.
(3)	Net loss on ordinary activities before taxation for 2003 includes £42,853,000 of goodwill amortisation (2002: £18,814,000, 2001: £14,660,000). Net assets/(liabilities) include £128,651,000 of goodwill for 2003 (2002: £83,673,000, 2001: £43,992,000) allocated between the following geographical areas (United Kingdom: 2003: £86,205,000; 2002: £24,289,000; 2001: £14,000), (France: 2003: £35,892,000; 2002: £57,168,000; 2001: £43,978,000) and (Germany: 2003: £1,633,000; 2002: £2,216,000; 2001: £nil).
(4)	Other includes advertising and sponsorship revenue

	Long-lived assets
	September 30,

	2002	2003

	(£000)
By geographical area
United Kingdom	33,834	105,946
France	59,344	36,538
Germany	189	885
Italy	91	145
Spain	—	4,976
Other European Union countries	80	343

	93,538	148,833

<<<<<<<<

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

4. OPERATING LOSS

     This is stated after charging/(crediting):

	Year ended September 30,

	2001	2002	2003

	(£000)
Auditors' remuneration — audit services	135	200	410
— non-audit services (1)	257	181	201
Advertising expenditure	10,280	7,051	14,364
Depreciation of owned assets	8,744	9,608	13,336
Depreciation of assets under finance lease	—	173	1,462
Goodwill amortisation	14,660	18,666	42,261
Operating lease rentals — land and buildings	1,491	1,403	2,460
Operating lease rentals — other	82	220	674
Profit on sale of fixed assets	(26)	(1)	—

__________

(1)      In the year ended September 30, 2002, this amount excluded the Ernst & Young LLP fees of £535,000 in relation to the acquisitions made by the Company in the year. Operating costs comprise the administrative expenses of the Group, of which £37,484,000 relates to acquisitions made during the year.

5.  EXCEPTIONAL ITEMS

Operating exceptional items

	Year ended September 30,

	2001	2002	2003

	(£000)
Exceptional costs of integration of holiday autos	—	—	2,822
Exceptional costs of a reorganisation of the cost base	—	—	2,256

	—	—	5,078

The exceptional costs of integration of holiday autos relate to the implementation of the synergies relating to the acquisition. These primarily consist of a reduction in headcount, consolidation of properties and termination of certain contracts.

     During 2003 exceptional costs were incurred in order to improve the flexibility of the cost base by moving more costs from fixed to variable. These exceptional costs principally relate to redundancy costs following the outsourcing of various non-core functions.

     The tax effect of the exceptional items was £nil.

Non-operating exceptional items

	Year ended September 30,

	2001	2002	2003

	(£000)
Exceptional costs of a fundamental reorganisation	—	3,094	—

     Following the acquisition of the Travelprice.com Group in 2002, the nature and focus of the combined operations in France and Italy were fundamentally restructured. This included moving to a single technology platform, the introduction of a more efficient management structure and restructuring our call centre and operating locations. The costs related principally to redundancy and surplus property costs.

     The tax effect of the exceptional item was £nil.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

6.  DIRECTORS' REMUNERATION

     The remuneration of the Directors was as follows:

	Year ended September 30, 2001

	Basic salary and fees	Cash supplement in lieu of pension benefits	Bonus		Benefits	Total

	(£)
Executive Directors
Brent Hoberman	150,000	21,000	—		2,295	173,295
Martha Lane Fox	118,500	16,590	—		2,499	137,589
David Howell	35,000	4,900	—		65	39,965
Pierre Alzon (1)	99,882	10,618	27,551	(2)	—	138,051
Non-Executive Directors
Pieter Bouw	500	—	—		—	500
Robert Collier	6,000	—	—		—	6,000

	409,882	53,108	27,551		4,859	495,400

	Year ended September 30, 2002

	Basic salary and fees	Cash supplement in lieu of pension benefits	Bonus	Benefits	Total

	(£)
Executive Directors
Brent Hoberman	150,000	21,000	—	1,930	172,930
Martha Lane Fox	126,583	17,722	—	1,902	146,207
David Howell	140,000	19,600	35,000	565	195,165
Vimal Khosla	39,600	—	—	825	40,425
Non-Executive Directors
Robert Collier	9,500	—	—	—	9,500
Brian Collie	5,000	—	—	—	5,000
Laurent Laffy	5,000	—	—	—	5,000

	475,683	58,322	35,000	5,222	574,227

	Year ended September 30, 2003

	Basic salary and fees	Cash supplement in lieu of pension benefits	Bonus	Benefits	Termination payments	Total

	(£)
Executive Directors
Brent Hoberman	150,000	21,000	52,500	262	—	223,762
Martha Lane Fox	140,000	19,600	49,000	324	—	208,924
David Howell	140,000	19,600	49,000	262	—	208,862
Vimal Khosla (4)	100,000	17,074	—	134	59,254	176,462
Clive Jacobs (5)	70,191	9,577	97,927	19,870	—	197,565
Non-Executive Directors
Robert Collier	20,000	—	—	—	—	20,000
Brian Collie	20,000	—	—	—	—	20,000
Agnès Touraine (6)	6,667	—	—	—	—	6,667
Sven Boinet (7)	3,333	—	—	—	—	3,333

	650,191	86,851	248,427	20,852	59,254	1,065,575

__________

(1)	In addition to his remuneration paid during employment, Pierre Alzon received a total of £102,877 compensation payable as a result of the termination of his employment contract. This amount was fully accrued in the year to September 30, 2001.
(2)	The bonus for Pierre Alzon was paid during the year to September 30, 2001, but accrued within the Degriftour Group in the year to September 30, 2000 prior to the acquisition of Degriftour by the Company.
(3)	Laurent Laffy resigned as Director on 6 March 2003.
(4)	Vimal Khosla’s termination payment is made up of payments made to him on the terms of his leaving the company, including 4 months notice in lieu of notice, accrued holiday pay and untaken sabbatical of £16,385. Vimal Khosla resigned as a Director on July 31, 2003.
(5)	Clive Jacobs was appointed a Director on April 17, 2003.
(6)	Agnès Touraine was appointed a Director on May 28, 2003.
(7)	Sven Boinet was appointed a Director on August 5, 2003.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

6. DIRECTORS' REMUNERATION (continued)

     The benefits received during the year related to the provision of healthcare insurance for each of the Executive Directors, with the exception of Clive Jacobs whose benefits included provision of a company car, healthcare, contribution to chauffer costs and permanent health insurance.

     Other than as stated above, the Company does not remunerate any other Director for services on the Board of Directors or any Committee of the Board.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

6. DIRECTORS' REMUNERATION (continued)

     The Directors’ beneficial interests in the Ordinary Shares were as follows:

	At September 30, (or date of appointment if later)

	2001	2002	2003

	(No.)
Executive Directors
Brent Hoberman	15,836,133	15,836,133	15,836,133
Martha Lane Fox	10,207,879	10,207,879	10,207,879
Clive Jacobs	—	—	11,334,657
Non-Executive Directors
Brian Collie	19,155	19,155	19,155
Robert Collier	13,157	13,157	13,157
Allan Leighton	197,273	197,273	197,273

	26,273,597	26,273,597	37,608,254

     Directors' interests in share options over Ordinary Shares are as follows:

	Exercise price	At September 30, 2001	At September 30, 2002	Granted during year	Lapsed during year	Total September 30, 2003

	(pence)			(No.)
Executive Directors:
Brent Hoberman (1)	2.31	151,335	151,335	—	—	151,335
Brent Hoberman (7)	107.00	—	—	140,187	—	140,187
Martha Lane Fox (1)	2.31	129,675	129,675	—	—	129,675
Martha Lane Fox (7)	107.00	—	—	130,841	—	130,841
David Howell (2)	34.00	1,000,000	1,000,000	—	—	1,000,000
David Howell (3)	48.00	—	19,791	—	—	19,791
Clive Jacobs (8)	93.25	—	—	1,000,000	—	1,000,000
Former Executive Directors:
Vimal Khosla (4)	61.25	—	600,000	—	290,000	310,000
Non-Executive Directors:
Allan Leighton (5)	137.50	1,000,000	1,000,000	—	—	1,000,000
Robert Collier (6)	2.31	320,625	320,625	—	—	320,625

__________

(1)	The options were granted in accordance with the terms and conditions laid out in the 1998 Unapproved Executive Share Option Scheme and are exercisable until June 28, 2008.
(2)	The options were granted in accordance with the terms and conditions laid out in the 2000 Unapproved and Approved Executive Share Option Schemes and are exercisable until July 3, 2011.
(3)	The options were granted in accordance with the terms and conditions laid out in the Sharesave Scheme and are exercisable until December 1, 2005.
(4)	The options were granted in accordance with the terms and conditions laid out in the 2000 Unapproved and Approved Executive Share Option Schemes and are exercisable until April 8, 2012. Of these options, 300,000 Ordinary Shares are granted under option to Gillian Khosla over which Vimal Khosla has an interest.
(5)	The options were granted in accordance with the terms and conditions laid out in the Non-Executive Share Option Scheme 2000 and are exercisable until January 7, 2011.
(6)	The options were granted in accordance with the terms and conditions laid out in the 1998 Unapproved Executive Share Option Scheme and are exercisable until October 31, 2008.
(7)	The options were granted in accordance with the terms and conditions laid out in the 2000 Unapproved Executive Share Option Scheme and are exercisable until December 2, 2012.
(8)	The options were granted in accordance with the terms and conditions laid out in the 2000 Unapproved and Approved Executive Share Option Schemes and are exercisable until April 16, 2013.

All of the above options were granted for nil consideration. No options held by any Director were exercised during the year.

The options granted to Brent Hoberman and Martha Lane Fox during the year are exerciseable subject to the satisfaction of the following performance conditions

1. The Group must be profitable over two successive quarters – this being measured by profit before tax and goodwill amortisation; and

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

2. EPS of the Group must grow by 3% over the UK Retail Prices Index each year over a three year period or failing this EPS must grow by 9% over the UK Retail Prices Index over any successive four year period.

The options granted to Clive Jacobs during the year are not subject to the satisfaction of any performance conditions, with the exception that the options vest on a monthly basis over a three year period from the date of grant.

The options for Vimal Khosla relate to options held by himself and his spouse until his date of cessation as a Director.

The market price of the Company’s shares on September 30, 2003 was 255.0p and the high and low share prices during the year were 294.5p and 77.6p respectively (2002: 102.0p and 19.0p; 2001: 140.0p and 19.5p).

No other Director has any interest in ordinary shares. As at November 20, 2003 there were no changes in the interests of the Directors shown above.

Back to Financials

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

     A summary of activity for share options issued is shown below:

	Year ended September 30,

	2001		2002		2003

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	options	average	Options	average	options	average
	granted	exercise price	granted	exercise price	granted	exercise price

	(No.)	(pence)	(No.)	(pence)	(No.)	(pence)
Options outstanding:
Beginning of the year	16,792,539	40.64	18,293,229	42.33	19,349,662	45.32
Granted	7,340,786	51.00	5,492,446	55.34	8,373,175	111.72
Exercised	(2,661,801)	7.20	(2,519,122)	9.02	(7,714,279)	31.75
Lapsed	(3,178,295)	81.10	(1,916,891)	61.29	(2,067,111)	46.69

End of year	18,293,229	42.33	19,349,662	45.32	17,941,447	81.98

Range of exercise prices		2.31 to 218		2.31 to 218		2.31 to 276

Options exercisable, end of the year	10,205,509	2.31 to 218	12,311,780	2.31 to 218	9,054,498	2.31 to 276

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

7. EMPLOYEE SHARE SCHEMES (continued)

     The following tables summarise information about the range of exercise prices, restated for the effects of the 284 for 1 bonus issue of Ordinary Shares on February 15, 2000, for share options outstanding at September 30, 2001, 2002 and 2003.

September 30, 2001

Exercise price	Number outstanding	Weighted average remaining contractual life

(pence)	(No.)	(Years)
2.31	6,663,674	6.85
12.05	473,030	7.63
17.21	541,108	7.70
19.50	85,000	9.92
20.00	320,991	10.00
27.50	1,302,719	9.83
31.50	31,746	9.79
33.00	439,684	9.71
34.00	1,000,000	9.75
35.00	1,464,257	9.92
36.96	1,012,535	8.13
46.00	170,114	9.46
47.50	85,589	9.50
48.50	30,555	9.63
55.50	83,760	9.38
72.50	547,644	9.13
73.93	664,068	8.03
74.00	126,932	9.21
76.50	60,536	9.29
119.50	40,652	9.08
133.87	1,694,999	8.34
137.50	1,000,000	9.04
138.00	205,513	8.58
139.00	37,070	8.91
150.00	40,000	8.92
152.00	94,948	8.75
186.00	29,265	8.83
190.00	3,630	8.42
209.00	28,935	8.67
210.00	3,706	8.39
218.00	10,569	8.50

	18,293,229	8.23

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

7. EMPLOYEE SHARE SCHEMES (continued)

September 30, 2002

Exercise price	Number outstanding	Weighted average remaining contractual life

(pence)	(No.)	(Years)
2.31	4,965,624	6.34
12.05	37,217	6.50
17.21	435,323	6.71
19.50	520,897	8.92
20.00	208,404	8.92
22.00	380,645	9.00
27.50	592,784	8.71
30.25	114,156	9.17
31.50	31,746	8.75
32.00	500,000	9.08
33.00	604,309	8.59
34.00	1,000,000	8.75
35.00	772,834	8.83
36.25	363,891	9.25
36.75	1,083,550	9.08
36.90	51,085	7.19
36.96	887,535	7.04
39.25	70,750	9.08
46.00	40,261	8.39
47.50	59,400	8.42
48.00	754,426	9.58
48.50	34,616	8.56
50.75	51,429	9.33
55.50	67,382	8.33
59.50	133,710	9.42
61.25	1,000,000	9.50
72.50	543,078	8.01
73.92	17,738	6.92
73.93	585,646	7.14
74.00	122,649	8.11
76.50	53,283	8.22
80.00	100,000	9.42
88.50	83,026	9.92
89.25	83,291	9.67
94.75	548,208	9.67
119.50	34,741	8.01
133.87	1,220,829	7.23
137.50	1,000,000	8.00
138.00	37,618	7.61
139.00	28,330	7.82
150.00	40,000	7.83
152.00	30,100	7.74
186.00	22,222	7.83
190.00	3,280	7.33
209.00	23,765	7.66
210.00	2,209	7.37
218.00	7,675	7.51

	19,349,662	7.94

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

7. EMPLOYEE SHARE SCHEMES (continued)

September 30, 2003

Exercise price	Number outstanding	Weighted average remaining contractual life

(pence)	(No.)	(Years)
2.31	1,521,129	5.07
12.05	37,217	5.50
17.21	282,276	5.70
19.50	520,897	7.92
20.00	100,455	7.92
22.00	251,667	8.00
27.50	44,719	7.75
30.25	108,627	8.17
31.50	31,746	7.75
33.00	552,425	7.59
34.00	1,000,000	7.75
35.00	354,181	7.83
36.25	327,967	8.25
36.75	677,509	8.08
36.96	314,938	6.08
39.25	23,673	8.08
40.00	50,285	7.00
43.50	172,414	7.42
46.00	20,099	7.40
47.50	13,107	7.43
48.00	627,767	8.58
48.50	16,806	7.57
50.75	39,760	8.33
55.50	43,929	7.33
59.50	63,657	8.42
61.25	185,696	8.50
72.50	27,345	7.08
73.92	39,911	5.92
73.93	200,469	6.05
74.00	96,237	7.10
76.50	34,729	7.23
80.00	11,111	8.42
83.75	533,723	9.42
88.50	79,027	9.06
89.00	817,048	9.75
93.25	3,171,550	9.50
94.75	400,750	8.68
95.25	500,000	9.33
103.00	93,520	9.20
103.75	650,000	9.25
107.00	277,438	9.08
119.50	21,470	7.01
133.87	902,841	6.23
137.50	1,000,000	7.00
138.00	24,890	6.62
139.00	27,206	6.82
150.00	40,000	6.83
152.00	19,849	6.75
174.50	340,620	9.67
186.00	13,991	6.84
190.00	3,280	6.33
209.00	814,942	9.67
210.00	2,209	6.37
218.00	6,409	6.42
255.00	181,610	9.91
258.00	26,326	9.92
276.00	200,000	9.83

	17,941,447	8.14

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

7. EMPLOYEE SHARE SCHEMES (continued)

     The weighted average fair values, of share options granted during the year ended September 30, 2001, 2002 and 2003, were 28.87p, 48.94p and 57.99p respectively. The fair values were determined using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes model were as follows:

	Year ended September 30,

	2001	2002	2003

Dividend yield	0%	0%	0%
Expected volatility	71%	59%	63%
Risk free interest rate	6.1%	4.4%	4.25%
Expected life	4.0 years	4.0 years	4.0 years

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

8. STAFF COSTS (including Executive Directors)

	Year ended September 30,

	2001	2002	2003

	(£000)
Wages and salaries	21,364	20,667	35,284
Social security costs	3,297	2,794	6,410
Pension contributions	613	792	1,059
Non-cash share-based compensation	1,181	(2,485)	(2,279)
National Insurance contributions on share options	(568)	259	1,020

	25,887	22,027	41,494

     The principal Group defined contribution pension scheme is available to UK Executive Directors and employees only. The Group contributes to a grouped personal pension plan to provide retirement and death benefits. The Group currently contributes up to a maximum of 14% of the employees’ basic salary to an investment account in the name of the individual employee or pays the cash equivalent direct to the employee. The assets of the plan are separate from those of the Group and are managed by Standard Life.

     In France there are various elements to the pension arrangements. First, employees benefit from a government provided retirement plan, the costs of which are included within social security costs. In addition, a number of employees receive retirement benefits through a defined contribution pension plan. Certain senior executives are also members of a separate defined contribution pension plan to which the Group contributes.

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

     The average monthly number of employees, including Executive Directors during the period comprised:

	Year ended September 30,

	2001	2002	2003

	No.
Product development	100	96	171
Sales and marketing	436	478	790
General and administration	123	172	263

	659	746	1,224

9. INTEREST RECEIVABLE

	Year ended September 30,

	2001	2002	2003

	(£000)
Bank interest	3,480	1,419	1,391
Share of joint ventures’ interest receivable	—	—	11

	3,480	1,419	1,402

10. INTEREST PAYABLE AND SIMILAR CHARGES

	Year ended September 30,

	2001	2002	2003

	(£000)
Bank interest and charges	36	55	937
Other interest payable and charges payable under finance leases	—	7	72
Finance costs of convertible bond	—	—	212
Share of joint ventures’ interest payable	—	—	1

	36	62	1,222

<<<<<<

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

11. TAX ON LOSS ON ORDINARY ACTIVITIES

     a) Analysis of (credit)/charge in year.

	Year ended September 30,

	2001	2002	2003

	(£000)
Overseas tax (credit)/charge	(158)	6	732
Deferred tax	—	—	(794)

Corporation tax (credit)/charge	(158)	6	(62)

     b) Factors affecting the tax (credit)/charge for the year.

	Year ended September 30,

	2001	2002	2003

	(£000)
Group loss on ordinary activities before tax	(53,746)	(38,075)	(47,707)

Loss on ordinary activities multiplied by UK standard rate of 30.0% (2002: 30.0%, 2001: 30.0%)	(16,124)	(11,423)	(14,312)
Effects of:
Higher tax rates on overseas results	(650)	(190)	36
Expenses not deductible for tax purposes (including goodwill amortisation)	7,193	9,133	14,332
Capital allowances for the year in excess of depreciation	905	(602)	3,486
Other timing differences	—	(27)	(1,911)
Current tax profit/(loss) not recognised	8,676	3,109	(899)
Adjustment to tax charge in respect of previous years	(158)	6	—

Current tax (credit)/charge for the year	(158)	6	732
Deferred tax	—	—	(794)

Total tax (credit)/charge for the year	(158)	6	(62)

     c) Factors that may affect future tax charges.

     The Group has potential deferred tax assets at the year end as follows:

	At September 30,

	2002	2003

	(£000)

Losses	32,899	42,253
Capital allowances and other timing differences	3,900	3,807

	36,799	46,060

     The Group has provided deferred tax assets at the year end as follows:

	At September 30,

	2002	2003

	(£000)

Losses	—	154
Capital allowances and other timing differences	—	640

	—	794

     The potential deferred tax has been recognised to the extent that it is sufficiently certain that the Group will have enough suitable taxable profits to offset these losses.

     As at September 30, 2003, the Group’s gross losses were £128.6 million available to carry forward (2002: £98.4 million).

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

12. APPROPRIATIONS

     During the years ended September 30, 2003, 2002 and 2001, there were no appropriations through dividends which is consistent with the intentions of the Group set out in the Company’s Registration Statement relating to lastminute.com plc dated March 21, 2000.

13. LOSS PER ORDINARY SHARE

	Year ended September 30,

	2001	2002	2003

	(£000)
Loss for the financial year	(53,588)	(38,081)	(47,645)

		(No.)

Weighted average number of Ordinary Shares in issue	170,137,039	188,953,672	266,509,525

     Securities that could potentially dilute basic earnings per share in the future include the convertible bond (see note 24) and share options.

14. INTANGIBLE FIXED ASSETS

Goodwill

(£000)
Cost:
At October 1, 2001	58,652
Acquisition of subsidiary undertaking	56,131

At September 30, 2002	114,783
Acquisition of subsidiary undertakings	87,822

At September 30, 2003	202,605

Amortisation:
At October 1, 2001	14,660
Charged during the year	18,666

At September 30, 2002	33,326
Charged during the year	42,261

At September 30, 2003	75,587

Net book value:
At October 1, 2001	43,992

At September 30, 2002	81,457

At September 30, 2003	127,018

     Goodwill is being amortised over four years.

     During the year ended September 30, 2003 goodwill arose on the acquisitions of the holiday autos group, eXhilaration and Lastminute Network S.L. During the year ended September 30, 2002 goodwill arose on the acquisitions of the Travelselect.com Group, the Destination Group and the Travelprice.com Group.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

15. TANGIBLE FIXED ASSETS

	Freehold land and buildings	Leasehold improvements	Furniture and office equipment	Computer systems and equipment	Computer software	Motor Vehicles	Total

	(£000)
Cost:
At October 1, 2001	—	901	2,270	5,623	14,443	—	23,237
Additions	—	35	441	506	5,972	—	6,954
Disposals	—	(31)	(91)	(1,066)	(4)	—	(1,192)
Acquisition of subsidiary undertaking	397	121	643	352	127	—	1,640

At September 30, 2002	397	1,026	3,263	5,415	20,538	—	30,639
Additions	—	78	181	1,440	16,063	4	17,766
Disposals	—	(436)	(314)	(398)	(494)	(101)	(1,743)
Acquisition of subsidiary undertakings	2,227	—	410	1,167	3,643	163	7,660

At September 30, 2003	2,674	668	3,540	7,624	39,750	66	54,322

Depreciation:
At October 1, 2001	—	254	705	2,564	6,058	—	9,581
Provided during the year	1	258	744	1,533	7,245	—	9,781
Disposals	—	(31)	(21)	(749)	(3)	—	(804)

At September 30, 2002	1	481	1,428	3,348	13,300	—	18,558
Provided during the year	103	698	705	1,672	11,591	29	14,798
Disposals	—	(511)	(200)	(12)	(58)	(68)	(849)

At September 30, 2003	104	668	1,933	5,008	24,833	(39)	32,507

Net book value:
At September 30, 2001	—	647	1,565	3,059	8,385	—	13,656

At September 30, 2002	396	545	1,835	2,067	7,238	—	12,081

At September 30, 2003	2,570	—	1,607	2,616	14,917	105	21,815

     The net book value of £21,815,000 above includes an amount of £1,895,000 in respect of assets held under finance leases (2002: £250,000; 2001: £nil). The Group has no capital commitments outstanding at the year end (2002 and 2001: £nil)

16. INVESTMENTS

Joint Ventures

Share of net assets

(£000)
At October 1, 2001	377
Additions during the year	904
Share of loss retained by joint ventures	(413)
Exchange loss taken to reserves	(9)

At September 30, 2002	859
Transfer of lastminute.com S.L. from a joint venture to a subsidiary	300
Share of loss retained by joint ventures	(183)
Exchange loss taken to reserves	(17)

At September 30, 2003	959

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

     Payment by the Group in respect of the investment was ¥175,000,000 (£904,000) in cash.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16. INVESTMENTS (continued)

Associate

	Share of net tangible assets	Goodwill	Total

		(£000)
At October 1, 2001	—	—	—
Additions during the year	19	2,364	2,383
Share of loss retained by associate	(4)	—	(4)
Amortisation of goodwill	—	(148)	(148)
Exchange gain taken to reserves	1	—	1

At September 30, 2002	16	2,216	2,232
Additions during the year	—	9	9
Share of loss retained by associate	(5)	—	(5)
Amortisation of goodwill	—	(592)	(592)

At September 30, 2003	11	1,633	1,644

LCC24 AG

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

Acquisitions

eXhilaration

     On November 15, 2002 the Group completed the acquisition of Exhilaration Incentive Management Limited (“eXhilaration”) for consideration of £1.1 million with contingent consideration payable of up to £2.0 million. The consideration comprised:

i)	955,110 new ordinary shares in lastminute.com plc issued at £1.06 each on November 20, 2002.
ii)	Up to £2.0 million payable in new ordinary shares or cash at the option of lastminute.com plc on March 31, 2005, dependent on the level of sales and gross value of such sales for the year then ending.

     The contingent consideration payable has been estimated by management at £nil on the basis of the expected level of sales and gross value of such sales for eXhilaration for the year ending March 31, 2005.

     The primary reasons for the acquisition were that eXhilaration is a strong existing supplier of product to lastminute.com, adds materially to the existing lastminute.com lifestyle categories, is capable of significant international and UK growth and is profitable and cash generative.

     The investment in eXhilaration is held by lastminute.com plc, and has been included in the Group balance sheet using the acquisition method of accounting at its fair value at November 15, 2002. Goodwill arising on the acquisition of eXhilaration has been capitalised and is being amortised over four years.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16. Investments (continued)

	Book value	Accounting policy alignments		Revaluations		Fair value

	(£000)
Tangible fixed assets	74	(31)	(a)	—		43
Debtors	204	—		—		204
Cash	79	—		—		79
Creditors	(495)	(130)	(b)	—		(625)
Long term creditors	(20)	—		20	(c)	—

Net liabilities acquired	(158)	(161)		20		(299)

Goodwill						1,370

Cost of acquisition						1,071

Satisfied by:
Issue of new ordinary shares						1,012
Acquisition costs						59

						1,071

Adjustments:

(a)	Alignment of depreciation policies.
(b)	Alignment of revenue recognition policies to recognise turnover at the date of departure.
(c)	Revaluation of taxation liability for over accrual in previous year.

eXhilaration made a profit on ordinary activities after tax of £100,000 for the year ended March 31, 2002.

The summarised profit and loss account for the period from April 1, 2002 to the date of acquisition is as follows:

Period Ended
15 November 2002

(£000)
Turnover	744
Operating loss	(91)
Loss before tax	(91)
Taxation	—

Loss after tax	(91)

     There were no recognised gains and losses in the period ended November 15, 2002, other than the loss of £91,000. The costs incurred in the year ended September 30, 2003 in integrating exhilaration into the lastminute.com Group were not significant.

     For the period November 16, 2002 to September 30, 2003, eXhilaration contributed an outflow of £97,000 to the Group’s operating cashflows.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16.  Investments (continued)

holiday autos group

     On March 26, 2003 the Group announced the acquisition of holiday autos (comprising holiday autos group limited and its subsidiary undertakings) for consideration of £39.0 million with contingent consideration payable of up to £3.3 million. The consideration comprised:

i)	27,191,771 new ordinary shares in lastminute.com plc issued at £0.845 each.
ii)	£16.0 million cash part funded by a placing for cash of 14,814,815 new ordinary shares in lastminute.com plc issued at £0.81 each on March 28, 2003.
iii)	Contingent consideration of up to £1.7 million payable in new ordinary shares or cash at the option of lastminute.com plc, dependent on the total transaction value of the business for the year ended October 31, 2003.
iv)	Deferred consideration of £1.6 million payable in new ordinary shares or cash at the option of lastminute.com plc in March 2004

     The total deferred and contingent consideration payable has been estimated at £3.3 million.

     The primary reasons for the acquisition were that holiday autos significantly increases the size and scale of lastminute.com, immediately enhances earnings, considerably enhances average margins before synergies, substantially increases lastminute.com’s critical mass in Germany and enhances lastminute.com’s dynamic packaging product (Breakbuilder).

     The investment in holiday autos is held by lastminute.com plc, and has been included in the Group balance sheet using the acquisition method of accounting at its fair value. Goodwill arising on the acquisition of holiday autos has been capitalised and is being amortised over four years.

	Book value	Revaluations		Fair value

		(£000)
Intangible assets	448	(448)	(a)	—
Tangible fixed assets	7,543	—		7,543
Investments	261	(261)	(b)	—
Debtors	12,956	(172)	(c)	12,784
Overdraft	(9,376)	—		(9,376)
Creditors	(38,899)	(4,782)	(d)	(43,681)

Net liabilities acquired	(27,067)	(5,663)		(32,730)

Provisional goodwill				77,869

Cost of acquisition				45,139

Satisfied by:
Issue of new ordinary shares				22,977
Cash consideration – from cash reserves				4,000
Cash consideration – from placing				12,000
Contingent consideration				3,268
Acquisition costs				2,894

				45,139

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16. Investments (continued)

Adjustments:

(a) Elimination of historical goodwill.
(b) The value of investments has been written down.
(c) Write down of debtors following an assessment of the recoverable values.
(d) Recognition of unprovided amounts and foreign exchange losses arising, mainly in respect of supplier creditors.

     holiday autos made a loss on ordinary activities after tax of £1,697,000 for the year ended October 31, 2002.

     As it has not been possible to complete the investigation to determine the fair value of holiday autos, provisional valuations have been made. Further valuations will be made which might, if necessary, result in adjustments being made to goodwill in the next annual financial statements.

     The summarised profit and loss account for the period from November 1, 2002 to the date of acquisition is as follows:

Period Ended
February 28 2003

(£000)
Turnover	29,504
Operating loss	(5,698)
Loss before tax	(5,735)
Taxation	—

Loss after tax	(5,735)

     There were no recognised gains and losses in the period ended February 28, 2003, other than the loss of £5,735,000. The costs incurred in the year ended September 30, 2003 in integrating holiday autos into the lastminute.com Group were £2,822,000 (see note 4).

     For the period March 1, 2003 to September 30, 2003, holiday autos contributed £17,450,000 to the Group’s operating cashflows.

Lastminute Network S.L.

     On September 15, 2003, the Group acquired 70% of the issued share capital of Lastminute Network S.L, increasing the Group’s interest to 100%. 70% of the investment in Lastminute Network S.L. is held by lastminute.com plc, the remainder being held by Lastminute Network Limited. The acquisition has been included in the Group balance sheet using the acquisition method of accounting at its fair value at September 15, 2003.

The consideration comprised:

i)	€3.0 million cash paid on October 8, 2003.

ii)	€3.0 million deferred consideration payable in cash or new ordinary shares at the option of lastminute.com plc by December 15, 2003.

     Goodwill arising on the acquisition of Lastminute Network S.L. has been capitalised and is being amortised over four years.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16. Investments (continued)

Analysis of the acquisition of the Lastminute Network S.L.

	Book value	Accounting policy alignments	Revaluations	Fair Value

	(£000)
Tangible fixed assets	74	—	—	74
Debtors	1,682	—	—	1,682
Cash	1,163	—	—	1,163
Creditors	(3,938)	—	—	(3,938)

	(1,019)	—	—	(1,019)

Share of net liabilities previously held as investment in joint venture				306

Net liabilities acquired				(713)

Provisional goodwill				4,921

Cost of acquisition				4,208

Satisfied by:

Cash	2,079
Deferred consideration	2,079
Acquisition costs	50

4,208

     As it has not been possible to complete the investigation to determine the fair value of Lastminute Network S.L. provisional valuations have been made. Further valuations will be made which might, if necessary, result in an adjustment being made to goodwill in the next annual financial statements.

     Lastminute Network S.L. made a loss on ordinary activities after tax of £867,000 for the year ended September 30, 2002. The summarised profit and loss account for the period from October 1, 2002 to the date of acquisition is as follows:

Period ended August 31 2003

(£000)

Turnover	1,236
Operating loss	(436)
Loss before tax	(433)
Taxation	—

Loss after tax	(433)

     There were no recognised gains and losses in the period ended August 31, 2003, other than the loss of £433,000.

     For the period September 1, 2003 to September 30, 2003, Lastminute Network S.L. contributed £751,000 to the Group’s operating cash flows.

     The costs to be incurred integrating Lastminute Network S.L. into the lastminute.com Group are not expected to be significant.

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

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENT

16. Investments (continued)

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

Back to Financials

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

     Travelselect.com contributed £3,245,000 to the Group’s operating cash flows in the year ended September 30, 2002.

Back to Financials

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

Analysis of the acquisition of the Destination Group.

	Book value	Accounting policy alignments		Revaluations		Fair Value

	(£000)

Intangible assets	46	—		(46)	(a)	—
Tangible fixed assets	253	—		(126)	(b)	127
Debtors	1,344	225	(c)	(37)	(d)	1,532
Cash	7,111	—		—		7,111
Creditors	(8,169)	(97)	(e)	(144)	(f)	(8,410)
Taxation	83	(38)	(g)	53	(g)	98

Net assets / (liabilities) acquired	668	90		(300)		458

Goodwill (note 14)						13,416

Cost of acquisition						13,874

Satisfied by:
Issue of new ordinary shares	4,062
Cash	8,000
Contingent consideration	1,500
Acquisition costs	312

13,874

Adjustments:
(a)	Elimination of historical goodwill.
(b)	The value of furniture and office equipment has been written down based on a valuation by the Directors.
(c)	Alignment of accounting policies to accrue for supplier incentives.
(d)	Write down of debtors following an assessment of the recoverable values.
(e)	Alignment of revenue recognition policies to recognise turnover at the date of departure.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16. INVESTMENTS (continued)

The Destination Group (continued)

(g)	Recognition of unprovided amounts in respect of airline creditor accounts.
(h)	Recognition of provision for tax liability on fair value adjustments.

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

     Destination Group contributed £2,977,000 to the Group’s operating cashflows in the year ended September 30, 2002.

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

     The primary reasons for the acquisition were that it was earnings enhancing (after anticipated synergies and before goodwill amortisation) in the first full financial year following acquisition, provides the opportunity to develop margin and operating synergies, reinforces the lastminute.com position as the leading online travel and leisure group in France and establishes lastminute.com as the leading online travel and leisure group in Italy.

     The investment in the Travelprice.com Group was included in the consolidated balance sheet using the acquisition method of accounting at its fair value at July 22, 2002. Goodwill arising on the acquisition of the Travelselect.com Group has been capitalised and is being amortised over four years.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16. INVESTMENTS (continued)

Travelprice.com Group (continued)

Analysis of the acquisition of the Travelprice.com Group

	Book value	Accounting policy alignments		Revaluations		Fair Value

Intangible assets	24	—		(24	)(a)	—
Tangible fixed assets	1,125	—		(195	)(b)	930
Debtors	4,408	—		—		4,408
Cash	9,216	—		—		9,216
Creditors	(13,046)	(312	)(c)	—		(13,358)
Provisions	(684)	—		(131	)(d)	(815)

Net assets / (liabilities) acquired	1,043	(312)		(350)		381

Goodwill (note 14)						28,997

Cost of acquisition						29,378

Satisfied by:
Issue of new ordinary shares						25,761
Fair value of options						2,540
Acquisition costs						1,077

						29,378

Adjustments:

(a)	Elimination of historical goodwill.
(b)	The value of furniture and office equipment has been written down based on a valuation by the Directors.
(c)	Alignment of revenue recognition policies to recognise turnover at the date of departure.
(d)	Recognition of unprovided amounts in respect of an onerous leasehold contract.

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

     For the period July 23, 2002 to September 30, 2002 Travelprice.com Group utilised £2,310,000 of the Group’s operating cashflows.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

16. INVESTMENTS (continued)

     The table below shows the revenues and losses for the years ended September 30, 2001, 2002 and 2003 as if the Travelselect.com Group, the Destination Group, the Travelprice.com Group, eXhilaration, the holiday autos group and Lastminute Network S.L. had been part of the Group at the start of the year preceding the respective year of their acquisition.

	Year ended September 30,

	2001		2002		2003

	(£000)

Turnover	29,583		200,137		228,970
Loss for the financial year	(67,711)		(51,614)		(55,265)

Loss per share – basic and diluted	(29.91	)p	(19.51	)p	(19.64	)p

17. STOCKS

	At September 30,

	2002	2003

	(£000)

Entertainment tickets held for resale	75	240

     There is no material difference between the replacement costs of stocks and their balance sheet amounts.

18. DEBTORS

	At September 30,

	2002	2003

	(£000)

Trade debtors	8,314	17,480
Other debtors	4,996	11,049
Deferred tax (see note 21)	—	794
Prepayments and accrued income	2,791	9,582

	16,101	38,905

     Trade debtors are stated net of provisions for bad and doubtful debts of £2,098,000 (2002: £1,262,000).

19. CREDITORS: amounts falling due within one year

	At September 30,

	2002	2003

	(£000)

Trade creditors	38,510	103,308
Other taxes and social security costs	762	4,642
Other creditors	3,879	5,666
Consideration payable in relation to acquisition of subsidiary undertaking	—	4,550
Accruals and deferred income	10,384	12,793
Obligations under finance leases	155	710

	53,690	131,669

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

20. CREDITORS: amounts falling due after more than one year

	At September 30,

	2002	2003

	(£000)

Convertible Bond due 2008	—	69,264
Obligations under finance leases	42	1,356

	42	70,620

     The €102.6 million 6% coupon Convertible Bonds (issued in September 2003) are unsecured liabilities of the Group and mature on September 12, 2008. The Bonds are convertible into fully paid Ordinary Shares at a conversion price of 364.5p per Ordinary Share subject to partial redemption in cash not exceeding 38% of the principal redeemed and to the right of the Company to make a cash alternative election upon the exercise of conversion rights. Conversion is at the Bondholder’s option at any time from October 23, 2003 until 6 days prior to final maturity of the Convertible Bonds.

The Group may at its election redeem the Bonds at their principal amount, together with interest accrued to the redemption date, which may be
i)	at any time on or after October 3, 2006 if the share price is at least 150% of the Conversion price for more than 20 days during any period of 30 consecutive dealing days prior to such election; or
ii)	at any time if at least 85% of the original issued Bonds have been exercised or purchased or cancelled.

21. DEFERRED TAX ASSET

     Included within debtors due within one year:

	2002	2003

	(£000)

At October 1,	—	—
Credit in the profit and loss account for the year (see note 11)	—	794

At September 30 — tax losses carried forward	—	794

22. LEASE COMMITMENTS

(a)	Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings At September 30,		Other operating leases At September 30,

	2002	2003	2002	2003

	(£000)		(£000)
Operating leases which expire:
Within one year	447	343	49	1,074
In one to two years	365	902	183	985
In two to three years	867	987	30	275
In three to four years	18	188	11	127
In four to five years	190	221	—	29
Over five years	193	—	—	—

	2,080	2,641	273	2,490

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

22. LEASE COMMITMENTS (continued)

(b)	Total commitments under non-cancellable operating leases are as follows:

	Land and buildings At September 30, 2003	Other operating leases At September 30, 2003

	(£000)	(£000)

Within one year	2,641	2,490
One to two years	2,298	1,416
Two to three years	1,396	431
Three to four years	409	156
Four to five years	221	29
Over five years	—	—

	6,965	4,522

(c)	Amounts due under non-cancellable finance leases are as follows:

	At September 30, 2002	At September 30, 2003

	(£000)	(£000)

Within one year	161	969
In one to two years	42	877
In two to three years	2	494

	205	2,340
Less: Finance charges allocated to future periods	(8)	(274)

	197	2,066

23. PROVISIONS FOR LIABILITIES AND CHARGES

	Share option provisions	Onerous contract	Restructuring	Integration (see note 5)	Other	Total

	(£000)

At October 1, 2000	688	452	—	—	270	1,410
Provided during the year	33	—	—	—	267	300
Utilised during the year	(94)	(148)	—	—	(161)	(403)
Released during the year	(601)	—	—	—	(163)	(764)

At September 30, 2001	26	304	—	—	213	543
Provided during the year	259	—	3,094	—	—	3,353
Utilised during the year	—	(184)	(378)	—	(7)	(569)
Released during the year	—	—	—	—	(28)	(28)
Acquisition of subsidiary undertakings	—	187	—	—	628	815

At September 30, 2002	285	307	2,716	—	806	4,114
Provided during the year	1,083	3,329	—	858	— —	5,270
Utilised during the year	(54)	(1,907)	(2,716)	—	(806)	(5,483)
Released during the year	(9)	—	—	—	—	(9)

At September 30, 2003	1,305	1,729	—	858	—	3,892

     The Group provides for National Insurance contributions on options granted under the unapproved share option scheme. A provision is made at a rate of 12.8%, over the vesting period of the options on the difference between the period end share value and the grant price, being the Group’s best estimate of the ultimate liability at each period end. This provision is utilised as options are exercised.

     Provisions are recognised for onerous lease contracts and are based on the future charges of the leases over the remaining lease periods.

     The restructuring provision related to costs associated with restructuring the French and Italian businesses.

     The integration provision relates to costs associated with the integration of holiday autos. These costs primarily consist of a reduction in headcount, consolidation of properties and termination of certain contracts.

     Other includes the provision for Award Minutes, which were utilised during the year.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

24. FINANCIAL INSTRUMENTS

     The Group finances its operations by a mixture of equities, convertible debt and overdraft facility. In addition various financial assets and liabilities, for example trade debtors, trade creditors, and other creditors and accruals.

     As permitted by FRS 13, Derivatives and Other Financial Instruments: Disclosures, short-term debtors and creditors have been excluded from these disclosures, other than in relation to the currency risks.

Interest rate risk

Interest payable on the €102.6 million eurobond is fixed at 6%. At September 30, 2003, €90 million was invested at fixed interest rates of between 4% to 6% with maturity dates from October 2003 to March 2004. These funds can be accessed on demand.

The remaining cash balances are held on short-term deposits with AAA rated credit institutions. These deposits earn interest at a floating rate that follows LIBOR.

Interest rate profile of financial assets:

	At September 30,

	2002	2003

	Floating rate financial assets	Floating rate financial assets
	(£000)

Sterling	29,184	24,195
US dollars	1,210	1,192
Euro	19,030	85,959
Swedish krona	118	222
Australian dollars	69	341
Swiss francs	—	259
South African rand	—	424
Other	6	149

	49,617	112,741

At September 30, 2002, there were no fixed rate financial assets.

Interest rate profile of financial liabilities:

	At September 30,

	2002	2003

	(£000)

Fixed rate financial liabilities
Euro	—	(69,264)
Sterling	(197)	(2,067)

Total	(197)	(71,331)

Weighted average period (years)	1.3	4.9
Weighted average interest rate	5.3%	6.1%

Financial Liabilities on which no interest is paid
Sterling	(307)	(1,729)

Total	(307)	(1,729)

Weighted average period (years)	0.9	3.8
Weighted average interest rate	N/a	N/a

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

24. FINANCIAL INSTRUMENTS (continued)

Liquidity risk

     On March 21, 2000, the Company completed an initial public offering of Ordinary Shares. Since that time the Group’s policy has been to hold cash in appropriate short term funds to enable it to finance its operations. The Group's policy is to finance its expansion through a mixture of the sale of equity share capital and long term debt.

     The Group also has an undrawn £10 million unsecured overdraft facility which is repayable on demand.

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

Currency risk: transactional

     The Group faces transactional exposure in respect of costs and revenues that are not denominated in the functional currency of the transacting company (see table below). The Group’s policy is to hedge against significant US dollar exposures. Gains and losses on instruments used for hedging are not recognised until the hedged position is recognised.

At 30 September 2003, the Group had outstanding foreign exchange contracts, entered into in the ordinary course of business, with an underlying sterling equivalent value of £9.0 million (2002: £nil) and, with the last expiry date of December 22, 2003.

Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	At September 30,

	2002	2003

	Losses (£000)

Unrecognised losses on hedges at end of the year	—	(136)

Of which:
Losses expected to be recognised in the next year	—	(136)

The table below shows the Group’s currency exposures that give rise to the net currency gains and losses that are recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of operations.

	Euro	US dollar	Swedish krona	Australian dollar	Swiss francs	South African rand	Other	Total

	(£000)

Functional currency of Company operations
As at September 30, 2001
Sterling	7,252	1,162	65	27	—	—	—	8,506

As at September 30, 2002
Sterling	895	1,210	10	69	—	—	6	2,190

As at September 30, 2003
Sterling	71,096	1,192	199	170	259	424	149	73,489

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

24. FINANCIAL INSTRUMENTS (continued)

Fair values of financial assets and financial liabilities

     The table below shows a comparison of the book values and the estimated fair values of the Group’s financial assets, liabilities and associated derivative instruments.

	Book value September 30, 2002	Fair value September 30, 2002	Book value September 30, 2003	Fair value September 30, 2003

	(£000)

Cash	49,617	49,617	112,741	112,741
Finance leases	(197)	(197)	(2,067)	(2,067)
Convertible bond	—	—	(69,264)	(69,264)
Onerous lease contract	(307)	(307)	(1,729)	(1,729)
Forward foreign currency contracts	—	—	—	(136)

     The fair value of the lease contracts are estimated by discounting the future cash flows to the net present value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

     The fair value of the convertible bond, which is the result of a private placement, has been determined using the appropriate forward interest and currency exchange rates prevailing at the year-end.

25. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a)	Reconciliation of operating loss to net cash outflow from operating activities

	Year ended September 30,

	2001	2002	2003

	(£000)

Operating loss	(56,994)	(35,773)	(47,107)
Depreciation	8,744	9,781	14,798
Amortisation of goodwill	14,660	18,666	42,261
(Increase)/decrease in debtors	(451)	2,611	(6,804)
Decrease/(increase) in stocks	12	(35)	(165)
Increase in creditors	2,662	4,490	26,931
(Decrease)/increase in provisions	(867)	40	1,419
Share-based compensation	1,181	(2,485)	(2,279)
Profit on sale of fixed assets	(26)	(1)	—

Net cash (outflow) / inflow from operating activities	(31,079)	(2,706)	29,054

(b)	Analysis of net funds position

	Cash at bank	Short term deposits (1)	Convertible Bond	Bond issue costs	Loans	Finance leases	Total

	(£000)	(£000)	(£000)	(£000)	(£000)	(£000)	(£000)

At October 1, 2000	101,141	2,547	—	—	—	—	103,688
Cash flow	(58,573)	1,502	—	—	—	—	(57,071)

At September 30, 2001	42,568	4,049	—	—	—	—	46,617
Cash flow	(3,043)	6,043	—	—	766	85	3,851
Other non cash movements	—	—	—	—	(766)	(282)	(1,048)

At September 30, 2002	39,525	10,092	—	—	—	(197)	49,420
Cash flow	56,500	5,569	(72,063)	2,076	—	939	(6,979)
Other non cash movements	—	—	—	—	—	(2,842)	(2,842)
Exchange differences	1,055	—	723	—	—	34	1,812

At September 30, 2003	97,080	15,661	(71,340)	2,076	—	(2,066)	41,411

(1)	Short term deposits are included within cash at bank and in hand in the balance sheet.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

25. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

(c)	Liquid resources comprise money held by the Group’s bankers on short term deposits totalling £15.7 million (2002: £10.1 million). £5.2 million (2002: £2.7 million) of this is held as a financial guarantee for the Group to comply with the Civil Aviation Authority’s terms and conditions on an Air Travel Organiser’s Licence, £nil million (2002: £2.0 million) as a financial guarantee in relation to IATA, and £10.2 million (2002: £2.9 million) is held as a financial guarantee for other travel licences.

26. COMMITMENTS AND CONTINGENCIES

     The Group had no material guarantees to third parties at September 30, 2001, 2002 and 2003.

27. RELATED PARTY TRANSACTIONS

     There have been no related party transactions entered into during the year which require disclosure under FRS 8.

28. COMPANIES ACT 1985

     These financial statements are not the Company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Audited statutory financial statements have been prepared and delivered to the Registrar of Companies for England and Wales for lastminute.com plc for the years ended September 30, 2001, 2002 and 2003. Unqualified audit opinions were given for each of these financial statements.

29. POST BALANCE SHEET EVENTS

     In December 2003 the Group announced the acquisition of Med Hotels (comprising of Med Hotels Limited and Travel Bargains Limited) for an initial consideration of £16.1 million which will be satisfied by £8.0 million in cash and the issue of 2,941,176 new shares in lastminute.com plc.

     In January 2004 the Group announced the acquisition of a leading UK hotel booking agency, First Option Hotel Reservations Ltd (First Option) for £12.1 million.

     On Wednesday March 3, 2004 lastminute.com announced its proposal to acquire Online Travel Corporation plc, an online travel services supplier and retailer. Online Travel Corporation plc provides a comprehensive range of web based travel products for leisure and corporate clients. The offer made to Online Travel Corporation plc shareholders was 0.1319 lastminute.com shares for each Online Travel Corporation plc share held, valuing each Online Travel Corporation plc share at 31p per share. The offer, if accepted in full, will result in the issue of approximately 24.5 million new lastminute.com shares.

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain respects from those generally accepted in the United States (“US GAAP”). The significant differences as they apply to the Company are summarised below.

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

     US GAAP requires that payroll taxes incurred in connection with stock-based compensation be recognised on the date of the event that triggers the payment, i.e. the date of the exercise. No provision would therefore be made for the expected liability before the exercise date.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

Restructuring provision

     Under UK GAAP, the costs of a fundamental reorganisation or restructuring are shown separately on the face of the profit and loss account after operating loss and before interest. In the year ended September 30, 2002, the Group charged £3,094,000 of costs relating to a fundamental reorganisation following the acquisition of the Travelprice.com Group.

     Under US GAAP, £2,246,000 of these costs would have been included in operating expenses. The remaining costs of £848,000 would have been included in the fair value of assets and liabilities acquired, as explained below.

Goodwill

eXhilaration Acquisition

     On November 15, 2002, lastminute.com plc completed the acquisition of the entire issued share capital of Exhilaration Incentive Management Limited (“eXhilaration”). Control of eXhilaration passed from the vendors to lastminute.com plc on November 15, 2002. As consideration for that acquisition lastminute.com plc issued 955,110 Ordinary Shares at a market value of £1.06. The shares were valued at the date of transfer of control. In addition an estimate of the contingent consideration payable has been made of £nil as required under UK GAAP. Goodwill arising on the transaction amounted to £1.4 million under UK GAAP and is being amortised on a straight-line basis over four years.

     Under US GAAP, the shares would have been valued at the average of the quoted price for a reasonable period before and after the terms of the acquisition were agreed and announced. Hence, under US GAAP, the shares issued would have been recorded at £1.07 per share. The effect of using different share prices is to increase the consideration paid for eXhilaration by £12,000. Under US GAAP, goodwill arising on acquisitions from July 1, 2001 would not be amortised, but would be subject to an annual impairment review. There has been no impairment in the period ended September 30, 2003.

holiday autos group Acquisition

     On March 26, 2003, lastminute.com plc announced the acquisition of the entire issued share capital of holiday autos group. Control of holiday autos group passed from the vendors to lastminute.com plc on March 26, 2003. As consideration for that acquisition lastminute.com plc issued 27,191,771 Ordinary Shares at a market value of £0.845. These shares were valued at the date of transfer of control. In addition, £16.0 million in cash was paid which was part funded by a placing of 14,814,815 Ordinary Shares at a market value of £0.81, and further consideration of £1.6 million is payable in Ordinary Shares or cash at the option of lastminute.com plc. An estimate of the contingent consideration payable has also been made of £1.7 million, as required under UK GAAP. Provisional goodwill arising on the transaction amounted to £77.9 million under UK GAAP and is being amortised on a straight-line basis over four years.

     Under US GAAP, the shares issued would have been recorded at £0.87 per share. The effect of using different share prices would be to increase the consideration paid for holiday autos group by £789,000. Under US GAAP, contingent consideration would not be recognised until the contingent criteria have been satisfied reducing the consideration paid for holiday autos group by £1.7 million. In addition, a deferred taxation liability would be recognised under US GAAP in respect of the separable intangible assets acquired, which would result in an increase in goodwill of £5,971,000. These differences have been reflected in the valuation of intangible assets acquired shown below. Under US GAAP, goodwill arising on acquisitions from July 1, 2001 would not be amortised, but would be subject to an annual impairment review. There has been no impairment in the period ended September 30, 2003.

     Values would be attributable to intangible assets under US GAAP as follows:

At September 30, 2003

(£000)
Fixed assets Intangible assets
Trademarks/trade names	16,851
Supplier relations	3,051
Goodwill	63,026

82,928

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

     The intangible assets recorded for trademarks and supplier relations would be amortised on a straight-line basis over their useful lives of four years.

Lastminute Network S.L.

     On September 15, 2003, lastminute.com plc acquired 70% of the issued share capital of Lastminute Network S.L., increasing its interest to 100%. As consideration for that acquisition lastminute.com plc paid €3.0 million in cash on October 8, 2003, and further consideration of €3.0 million was paid in cash on December 15, 2003.

     Goodwill arising on the transaction amounted to £4.9 million under UK GAAP and is being amortised on a straight-line basis over four years.

     Under US GAAP, goodwill arising on acquisitions from July 1, 2001 would not be amortised, but would be subject to an annual impairment review. There has been no impairment in the period ended September 30, 2003.

Fair value adjustments

     In the year ended September 30, 2003 certain adjustments to fair values and acquisition costs recognised on acquisitions made in 2002 were on a provisional basis. During the 12 months since acquisition there have been a number of adjustments to amend these assessments, resulting in additional goodwill of £3,662,000 being recognised under UK GAAP. These revisions are mainly in respect of onerous contracts and unprovided liabilities. This additional goodwill is being amortised on a straight-line basis over four years.

     Under US GAAP, goodwill arising on acquisitions from July 1, 2001 is not amortised, but subject to annual impairment review. There has been no impairment in the period ended September 30, 2002 or 2003.

     Additional goodwill recognised as follows:

At September 30, 2003

(£000)

Goodwill
Travelprice.com Group	2,100
Travelselect.com Group	600
Destination Group	962

3,662

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

     Under US GAAP, the Shares would have been valued at the average of the quoted price for a reasonable period before and after the terms of the acquisition were agreed and announced. Hence, under US GAAP, the Shares issued would have been recorded at £0.63 per Share. The effect of using different share prices would increase the consideration paid for Travelselect.com by £248,000. Under US GAAP, the contingent consideration would not be recorded until the contingent criteria have been satisfied, which would reduce the consideration by £400,000. In addition, a deferred taxation liability would be recognised under US GAAP in respect of the separable intangible assets acquired, which would result in an increase in goodwill of £1,730,000. These differences have been reflected in the valuation of intangible assets acquired shown below. Under US GAAP, goodwill arising on acquisitions from July 1, 2001 would not be amortised, but would be subject to an annual impairment review. There has been no impairment in the periods ended September 30, 2002 or 2003.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

     Values would be attributable to intangible assets under US GAAP as follows:

At September 30, 2002

(£000)

Fixed assets Intangible assets
Trademarks/trade names	4,303
Supplier relations	1,464
Goodwill	9,529

15,296

     The intangible assets recorded for trademarks and supplier relations would be amortised on a straight-line basis over their useful lives of four years.

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

     Under US GAAP, the Shares issued would have been recorded at £0.86 per Share. The effect of using different share prices would increase the consideration paid for Destination Group by £81,000. Under US GAAP, contingent consideration would not be recognised until the contingent criteria have been satisfied which would reduce the consideration paid for Destination Group by £1,500,000. In addition, a deferred taxation liability would be recognised under US GAAP in respect of the separable intangible assets acquired, which would result in an increase in goodwill by £2,568,000. Under US GAAP, goodwill arising on acquisitions from July 1, 2001 would not be amortised, but would be subject to an annual impairment review. There has been no impairment in the period ended September 30, 2002 or 2003.

     Values would be attributable to intangible assets under US GAAP as follows:

At September 30, 2002

(£000)

Fixed assets Intangible assets
Trademarks/trade names	3,979
Supplier relations	4,582
Goodwill	6,005

14,566

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Goodwill (continued)

     The intangible assets recorded for trademarks and supplier relations would be amortised on a straight-line basis over their useful lives of four years.

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

     Under US GAAP the Shares issued would have been recorded at £0.93 per Share. The effect of using different share prices would increase the consideration paid for the Travelprice.com Group by £350,000. In addition, the warrants over the Travelprice.com SA shares would have been valued on the basis of the fair value method set forth in Statement of Financial Accounting Standards 123 (“SFAS 123”) and the consideration paid for the Travelprice.com Group would have increased by £146,000. Under US GAAP, account would be taken of the acquirer’s intentions when identifying and allocating fair values to the assets and liabilities acquired. Costs of £848,000 relating to the restructuring described in note 5 of notes to the financial statements would have been included in the fair value assessment, reducing the net assets acquired accordingly. These differences have been reflected in the valuation of intangible assets acquired shown below. Under US GAAP, goodwill arising on acquisitions from July 1, 2001 would not be amortised, but would be subject to annual impairment review. There has been no impairment in the period ended September 30, 2002 or 2003.

     Values would be attributable to intangible assets under US GAAP as follows:

At September 30, 2002

(£000)

Fixed assets Intangible assets
Trademarks/trade names	5,650
Customer databases	169
Goodwill	24,521

30,340

     The intangible assets recorded for trademarks and supplier relations would be amortised on a straight-line basis over their useful lives of four years.

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

     Under US GAAP the Shares issued would have been recorded at £1.615 per Share. The effect of using different share prices would increase the consideration paid for the Degriftour Group by £4,433,000. This has been reflected in the valuation of intangible assets acquired shown below.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Goodwill (continued)

Values would be attributable to intangible assets under US GAAP as follows:
At September 30, 2000

(£000)

Fixed assets Intangible assets
Internally developed technological systems	282
Trademarks/trade names	2,092
Supplier relations	3,789
Goodwill	56,906

63,069

In accordance with FAS 142 there is no goodwill amortisation after October 1, 2002.

     Urbanbite Acquisition

     On July 13, 2001 the Group acquired Urbanbite Limited for a consideration which was satisfied by the issue of 442,151 new Ordinary Shares at 33.9p each by lastminute.com plc. Under UK GAAP the goodwill arising of £16,000 has been capitalised and is being amortised over four years. Under US GAAP, goodwill arising on acquisitions from July 1, 2001 would not be amortised, but would be subject to an annual impairment review. There has been no impairment in the periods ended September 30, 2001, 2002 or 2003.

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

Under US GAAP the Shares issued would have been recorded at £0.81 per Share. The effect of using different share prices would increase the consideration paid for the investment in LCC24.com by £112,000. Under US GAAP, goodwill arising on equity investments from July 1, 2001 would not be amortised, but would be subject to an annual impairment review. There has been no impairment in the period ended September 30, 2002 or 2003.

Joint Ventures

     Under UK GAAP joint ventures are accounted for using the gross equity method in consolidated financial statements. The Group’s share of the joint venture’s net sales, operating profit, exceptional items, interest and taxation are reflected in the appropriate line items in the Group's income statement.

     Under US GAAP joint ventures would be accounted for using the equity method in consolidated financial statements. The Group’s share of the joint venture’s net income would be reported as a one line item after income tax.

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

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under US GAAP, on the establishment of joint ventures where the Group contributed non-monetary assets, no gain would have arisen and the negative goodwill arising would be amortised over the periods expected to benefit there from, being four years. On October 1, 2002, date of first application of FAS 141, the amount of unamortised negative goodwill was credited as the effect of a change in accounting principle.

Restricted Cash

     Under UK GAAP, amounts on deposit in respect of guarantees are included in cash in the balance sheet. Under US GAAP, such restricted cash would be disclosed separately in the balance sheet.

Bond

     Under UK GAAP the costs associated with issuing bonds are capitalised and amortised over the period of the bond. The liability is disclosed net of the unamortised bond issue costs. Under US GAAP these costs are also capitalised and amortised over the period of the bond. The liability and unamortised bond issue costs are separately disclosed.

     Under UK GAAP the convertible bond is treated as a long term liability. Under US GAAP the convertible element of the bond is treated as a stock option and taken to equity. There is also an implied interest adjustment under US GAAP.

Derivatives

     Under UK GAAP instruments used to hedge a committed or probable future transactions are not recognised until the transaction occurs. Fair values are shown as a disclosure item.

     Under US GAAP all derivatives are required to be recognised in the balance sheet as either assets or liabilities and measured at fair value. The change in fair value is recognised in net income or other comprehensive income depending on whether a derivative is designated and qualifies as part of a hedge transaction. US GAAP prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. Lastminute.com did not meet all the requirements to hedge account and the change in fair value is therefore recognised in net income.

Stock Based Compensation

     Under UK GAAP non-cash share-based compensation represents the difference between the exercise price of share options granted and the fair market value of the underlying Ordinary Shares at the date of grant. As the options granted to date gradually vest over three years, the difference is being taken to the profit and loss account as an operating expense on a straight-line basis over the vesting period.

     Under US GAAP, shares with performance criteria are revalued at fair value at the end of each accounting period and the difference between the intrinsic value at grant date and accounting period end is written off over the vesting period.

Exchange Difference on Goodwill

     Under UK GAAP goodwill is accounted for in Sterling and there is no exchange difference. Under US GAAP goodwill is accounted for as a currency asset and exchange differences arising on retranslation are taken to a separate component of shareholders’ equity.

Adoption of SFAS 141 and SFAS 142

     SFAS141, Business Combinations and SFAS 142 Goodwill and Other Intangible Assets became effective for the year ended September 30,2003.

     As a result the goodwill amortisation charge was reduced by £14.7 million in the year ended September 30, 2003 under US GAAP

<<<<<<<<

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

in respect of the Degriftour acquisition. The accumulated depreciation balance in respect of Degriftour goodwill at September 30, 2002 has been offset against the cost of goodwill. This has the effect of reducing both the cost and accumulated depreciation by £28,452 million, and making the net book value at September 30, 2002 the revised cost of goodwill.

     Other intangible assets, except for workforce in place, continue to be amortised over their useful lives. Workforce in place relating to the Degriftour acquisition has been subsumed into goodwill and is no longer amortised under US GAAP.

     The effect of the above differences on the loss for the period and shareholders’ funds is shown in the following reconciliations.

Profit and loss account

	Year ended September 30,

	2001	2002	2003

	(£000)

Loss for the period as reported in the consolidated profit and loss account under UK GAAP	(53,588)	(38,081)	(47,645)

Operating costs of a fundamental reorganisation	—	(2,246)	—
Provision for Company National Insurance contributions	(662)	259	1,020
Impairment goodwill	—	—	181
Stock-based compensation	—	—	(111)
Goodwill amortisation charge	586	4,589	42,261
Intangible asset amortisation charge	(1,694)	(3,309)	(9,140)
Amortisation of goodwill arising on the investment in associate	—	148	591
Share of operating loss in joint ventures	107	107	—
Exceptional costs of a fundamental reorganisation	—	3,094	—
Implied interest	—	—	(200)
Hedges recognised	—	—	(136)

Net income adjustment	(1,663)	2,642	34,466

Loss for the period as adjusted to accord with US GAAP	(55,251)	(35,439)	(13,179)

Arising from:
Loss from operations – before effect of restatement of joint ventures	(55,251)	(35,439)	(13,360)
Effect of change in accounting principal on adoption of FAS 142	—	—	181

Net loss	(55,251)	(35,439)	(13,179)

	(Per Share (pence))

Loss per Ordinary Share as so adjusted – basic and diluted – before effect of restatement of joint ventures	(32.47)	(18.76)	(5.01)
Effect of change in accounting principal on adoption of FAS 142	—	—	0.07

Total	(32.47)	(18.76)	(4.94)

Loss per American Depositary Share – basic and diluted – before effect of restatement of joint ventures(1)	(162.35)	(93.80)	(25.05)
Effect of change in accounting principal on adoption of FAS 142	—	—	0.35

Total	(162.35)	(93.80)	(24.7)

(1) Each American Depositary Share represents five Ordinary Shares.

Comprehensive income

     Comprehensive income under US GAAP, is summarised as follows:

	Year ended September 30,

	2001	2002	2003

	(£000)

Loss in accordance with US GAAP	(55,251)	(35,439)	(13,179)
Currency translation differences	(414)	859	4,026

Comprehensive income adjusted to accord with US GAAP	(55,665)	(34,580)	(9,153)

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

     Movements in other comprehensive income amounts are as follows:

Currency translation differences

(£000)

At October 1, 2000	22
Arising in the period	(414)

At September 30, 2001	(392)
Arising in the period	859

At September 30, 2002	467
Arising in the period	4,026

At September 30, 2003	4,493

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Shareholders’ funds

	At September 30,

	2002	2003

	(£000)

Shareholders’ funds as reported in the consolidated balance sheet under UK GAAP	104,576	97,141
Intangible fixed assets
Cost
Cost – Goodwill	(17,806)	(54,514)
Cost – Other Intangibles	26,310	46,212
	8,504	(8,302)
Amortisation
Amortisation – Goodwill	4,869	75,587
Amortisation – Other Intangibles	(4,696)	(13,836)
	173	61,751

	8,677	53,449
Investments – joint ventures	(181)	—
Investments – associate	36	627
Debtors – other debtors – deferred bond issue costs	—	2,076
Cash	(10,092)	(15,661)
Restricted cash	10,092	15,661
Creditors: amounts falling due within one year – other creditors – deferred bond issue costs	—	(415)
Creditors: amounts falling due within one year – other creditors – Implied interest	—	(200)
Creditors: amounts falling due within one year – other creditors – derivatives	—	(136)
Creditors: amounts falling due after more than one year – other creditors – deferred bond issue costs	—	(1,661)
Creditors: amounts falling due after more than one year – Conversion feature of bond due 2008	—	24,053
Provisions for liabilities and charges –
Company National Insurance contributions	285	1,305

Shareholders’ funds as adjusted to accord with US GAAP	113,393	176,239

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

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

     Under US GAAP, the following would be reported:

	Year ended September 30,

	2001	2002	2003

		(£000)

Net cash (used) / provided by operating activities	(27,635)	(1,968)	20,665
Net cash used in investing activities	(31,025)	(9,093)	(50,942)
Net cash provided by financing activities	87	8,018	86,777

(Decrease)/increase in cash and cash equivalents	(58,573)	(3,043)	56,500
Exchange differences	—	—	1,055
Cash and cash equivalents at beginning of period	101,141	42,568	39,525

Cash and cash equivalents at end of period	42,568	39,525	97,080

Additional disclosures required by US GAAP in respect of deferred taxation

     Deferred tax comprises the following:

	At September 30,

	2002	2003

	(£000)

Deferred taxation liabilities:
Excess of value of fixed assets over book value	(6,855)	(9,954)

	(6,855)	(9,954)
Deferred taxation assets:
Excess of taxation value over book value of fixed assets	2,075	2,461
Taxation effect of losses carried forward	32,899	42,253
Other temporary differences	1,825	1,346

	36,799	46,060
Less: Valuation allowance	(29,944)	(35,312)

	6,855	10,748

Total deferred taxation asset	—	794

Additional information required under US GAAP in respect of share-based compensation

     Under US GAAP, where the intrinsic value method in APB 25 is used for the measurement of stock based compensation, disclosure of the pro forma effect on net loss and net loss per share is required on the basis of the fair value method set forth in Statement of Financial Accounting Standards 123 (“SFAS 123”). At September 30, 2003 the company had six share option schemes which are described more fully in Note 7.

	Year ended September 30,

	2001		2002		2003

			(£000)

Net loss as reported	(55,251)		(35,439)		(13,179)
Stock-based compensation under APB 25	1,181		(2,485)		(2,168)
Stock-based employee compensation expense determined under fair value based method	(604)		(1,904)		(4,928)

Proforma net loss	(54,674)		(39,828)		(20,275)

Loss per share
Basic and diluted – as reported	(32.47	)p	(18.76	)p	(4.95	)p
Basic and diluted – proforma	(32.14	)p	(21.08	)p	(7.61	)p

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

Concentration of credit risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit, quality financial institutions.

     The Company’s debtors comprise commissions receivable and amounts due from credit card processors. The Company generally requires no collateral from its suppliers.

     At September 30, 2003, the Company did not consider there to be any significant concentration of credit risk.

Back to Financials

LASTMINUTE.COM PLC

NOTES TO THE FINANCIAL STATEMENTS

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Impact of recently issued accounting standards

     UK GAAP

     In November 2003, the Accounting Standards Board published Application Note G to FRS 5 on revenue recognition. The Application Note applies to accounting periods ending after December 23, 2003 and, although not a comprehensive revenue recognition standard, it is intended to codify existing practice in the UK. It contains specific rules on long-term contracts, the separation and linking of contractual arrangements, bill and hold arrangements, sales with rights of return and the presentation of turnover as principal or agent. Management do not consider that the implementation of this application note would have an impact on the financial statements.

     US GAAP

     SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, issued in April 2003, is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 clarifies accounting for derivative instruments. Its scope includes certain derivative instruments embedded in other contracts and hedging activities under SFAS133. SFAS 149 is not expected to have an effect on the Group's financial position.

     SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, issued in May 2003 is effective from June 15, 2003. SFAS150 requires that certain financial instruments that issuers could account for as equity, be classified as liabilities on the balance sheet, SFAS 150 is not expected to have an effect on the Group’s financial position.

Back to Financials

Schedule II

Valuation and Qualifying Accounts

	Valuation and Qualifying Accounts

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Currency translation differences	Balance at end of period

			(£000)

Year ended September 30, 2000
Provisions for bad and doubtful debts	10	284	(12)	—	282

Year ended September 30, 2001
Provisions for bad and doubtful debts	282	235	(275)	—	242

Year ended September 30, 2002
Provisions for bad and doubtful debts	242	2,449	(1,429)	—	1,262

Year ended September 30, 2003
Provisions for bad and doubtful debts	1,262	1,351	(568)	53	2,098

S-1

As filed with the Securities and Exchange Commission
for the year ended September 30, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
_______________

EXHIBITS
TO
FORM 20-F

ANNUAL REPORT
UNDER
THE SECURITIES ACT OF 1934

_______________

LASTMINUTE.COM PLC